Lend Lease
CORPORATION

03032719

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

SUPPL

3 October 2003

SEC MAIL PROCESSING RECEIVED OCT 17 2003 WASH, D.C. 187 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

PROCESSED OCT 29 2003 THOMSON FINANCIAL

Date	Documents
30 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
30 September 2003	Announcement to Australian Stock Exchange Initial Substantial Holder Notice (Commonwealth Property Office Fund)
30 September 2003	Australian Securities & Investments Commission Lodgement Form 706 - Annual Statement by a dealer, responsible entity or investment adviser that is a body corporate Form 711 - Statement Relating to Accounts of a Dealer that is a Body Corporate Form 712 - Auditor's Report Form 803 - Annual statement by a licensee or former licensee Form 806 - Profit and loss account and balance sheet of a futures broker that is a body corporate Form 807A - Auditor's Report
30 September 2003	Announcement to Australian Stock Exchange 2003 Annual Report to Shareholders
1 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

dlw 10/28

Date	Documents
1 October 2003	Announcement to Australian Stock Exchange Notice of Annual General Meeting
2 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
3 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
3 October 2003	Announcement to Australian Stock Exchange Lend Lease Agri-Business Sale Completed
3 October 2003	Announcement to Australian Stock Exchange Lend Lease and General Property Trust Appointed to Deliver New Regional Centre in Rouse Hill
3 October 2003	Australian Securities & Investments Commission Lodgement Form 724C - Net tangible assets calculation of dealer's financial position

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 29 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,451,203	155,517
4	Total consideration paid or payable for the shares	$200,306,363	$1,554,919

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.13 lowest price paid: $9.84 highest price allowed under rule 7.33: $10.6323

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,846,100

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 30/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Twelve (12) pages

Dear Sir

Re: Stock Exchange Announcement - Initial Substantial Holder Notice

We enclose notice of Initial Substantial Holder in Commonwealth Property Office Fund.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

pp [signature]

S J Sharpe
Company Secretary

Attach

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Commonwealth Property Office Fund
ACN/ARSN	086 029 736

1. Details of substantial holder (1)

Name	Lend Lease Corporation Limited
ACN/ARSN (if applicable)	000 226 228

The holder became a substantial holder on 29/09/03

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Units	1,448,767,000	72,900,581	5.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2
Column A	Notes	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2	See Annexure 2
Column A	Column B	Column B	Column C

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 3	See Annexure 3	See		See Annexure 3
		Annexure 3		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 2	See Annexure 2
Notes	Notes

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporations Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here pp [signature] date 30/09/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/09/2003.

pp ....
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/09/2003.

pp ....

S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/09/2003.

pp ....
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/09/2003.

S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
NS Management Services Pty Ltd (formerly Management Services Pty Ltd)
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/09/2003.

S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/09/2003.

pp ....
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/09/2003.

pp ....

S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/09/2003.

pp ....

S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 2 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/09/2003.

pp ....

S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Balance as at 30 July 2003			**71,605,581**

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
29/09/03		1.13	58,760	52,000
29/09/03		1.13	33,900	30,000
04/09/03		1.14	153,900	135,000
29/09/03		1.13	247,470	219,000
29/09/03		1.13	364,990	323,000
04/09/03		1.14	182,400	160,000
29/09/03		1.13	313,010	277,000
29/09/03		1.13	85,880	76,000
29/09/03		1.13	25,990	23,000

Balance as at 30 September 2003 (refer below) **72,900,581**

Number of units on issue **1,448,767,000**

Percentage of issued units held **5.03%**

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	20,179,643
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	16,349,958
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	23,493,804
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,473,159
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	11,404,017
Balance as at 30 September 2003			72,900,581

ANNEXURE 2

This is page 2 of 2 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/09/2003.

pp ....
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Chase Manhattan Nominees" means Chase Manhattan Nominees Limited (ACN 002 899 961) of Level 35, AAP Centre, 259 George Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC MasterKey Unit Trust MLC Pooled Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

30 September 2003

Australian Securities & Investments Commission
P O Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir

Re: Lend Lease Corporation Limited
Annual Statements
Dealer's Licence No 78191
Futures Broker's Licence No 78190

Attached are the following returns in respect of the above licences:

	Lodgement Fee $
Dealer's Licence:	
Annual Statement by a Dealer (Form 706)	300.00
Statement Relating to Accounts of a Dealer (Form 711)	30.00
Auditor's Report (Form 712)	30.00
Futures Broker's Licence:	
Annual Statement by Futures Licensee (Form 803)	300.00
Profit and Loss/Balance Sheet plus attached accounts (Form 806)	30.00
Auditor's Report (Form 807A)	30.00
Cheque enclosed	$720.00

Yours sincerely

A P HO
Administration Manager

LL0004

ASIC registered agent number
lodging party or agent name Lend Lease Corporation Limited
office, level, building name or PO Box no. Level 46 Tower Building
street number and name Australia Square
suburb / city Sydney state/territory NSW postcode 2000
telephone (02) 9236 6111
facsimile (02) 9252 2192
DX number suburb / city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **706**

Annual Statement by
a dealer, responsible entity or investment adviser that is a body corporate

Corporations Act 2001
791

If insufficient space enclose details in an annexure.

Relevant period of Annual Statement

Unless otherwise indicated, the information given in the annual statement must be information relating to the licensee during the relevant period.

If the annual statement is lodged by a former licensee, it should be made up to the last day on which the licence was in force.

relevant period (d/m/y) from 1 / 7 / 02 to 30 / 6 / 03

Details of licence

type of licence
- ☐ responsible entity licensed to operate managed investment schemes. **Complete Parts 1 and 3**
- ☒ dealer carrying on a securities business. **Complete Parts 1 and 2**
- ☐ responsible entity licensed to operate managed investment schemes and carry on securities business. **Complete Parts 1, 2 and 3**
- ☐ investment adviser. **Complete Parts 1 and 2**

licence number 78191

Part 1. Details of the licensee

name of body corporate Lend Lease Corporation Limited
registered office at the office of
office, level, building name Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state NSW postcode 2000
country (if not Australia)
telephone (02) 9236 6111 facsimile (02) 9252 2192
email address DX number suburb/city

postal address (if different from the address given above)

state postcode

ANNEXURE set out in an annexure for each officer of the licensee (each person who was, during the relevant period, a director, secretary and, for a Responsible Entity, all other responsible officers) details as follows:

name (family & given names) Refer Annexure A
residential address
suburb/city ☐ ☐ state postcode
details of birth (d/m/y) ☐ / / town & state country (if not Australia)
office & date appointed (d/m/y) director / / secretary / /
other responsible officer / /

specify the name of each business, scheme/trust or non-discretionary portfolio service that the licensee carried on under the licence

Lend Lease Real Estate Securities

provide name of Compliance Officer/Manager Mary-Jane Rudd

specify the external complaints resolution scheme of which you are a member

principal place of business

office, level, building name Level 46 Tower Building

street number & name Australia Square

suburb/city Sydney state NSW postcode 2000

country (if not Australia)

telephone (02) 9237 5059 facsimile (02) 9277 2661

email address DX number suburb/city

Signature

This form must be signed by a director or person with appropriate delegation from the Board of the licensee body corporate.

print name Susan June Sharpe capacity Company Secretary

print name of body corporate Lend Lease Corporation Limited

sign here S. Sharpe date 26 / 9 / 2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Part 2

During the relevant period has the licensee, or any officers of the licensee, whether within Australia or overseas:

	yes	no
(a) been licensed, registered or otherwise authorised by law to carry on any trade, business or profession?	[X]	[ ]
(b) been refused the right or been restricted in the right to carry on any trade, business or profession for which a licence, registration or other authority is required by law?	[ ]	[X]
(c) been a member, or partner in a member firm, of any securities, stock, futures, commodities or other exchange?	[ ]	[X]
(d) been suspended from membership of, or disciplined by, any securities, stock, futures, commodities or other exchange?	[ ]	[X]
(e) been removed from membership of, or disciplined by, any professional body?	[ ]	[X]
(f) been refused membership of any securities, stock, futures, commodities or other exchange?	[ ]	[X]
(g) carried on business under any name other than the name or names shown in this annual statement?	[ ]	[X]
(h) been known by any name other than the name or names shown in this annual statement?	[X]	[ ]
(i) been convicted of any offence other than a traffic offence? **if yes** and the offence involved dishonesty, fraud or theft, set out in an annexure the item number and relevant details.	[ ]	[X]
(j) been the subject of proceedings now pending against you, or the officer, other than for a traffic offence? **if yes** and the offence involved dishonesty, fraud or theft, set out in an annexure the item number and relevant details.	[X]	[ ]
(k) been the subject of any judgement, including findings in relation to fraud, misrepresentation or dishonesty, in any civil proceedings? **if yes**, is the judgement satisfied? [ ] yes [ ] no	[ ]	[X]
(l) been engaged in the management of any body corporate other than the body corporate named above of which you, or any officer of the licensee, are a director?	[X]	[ ]
(m) been refused a fidelity or surety bond?	[ ]	[X]
(n) been an insolvent under administration?	[X]	[ ]

if yes, set out in an annexure:

(i) for a status equivalent to that of an insolvent under administration under the law of an external territory or a country other than Australia
- all relevant details

(ii) for a declaration of bankruptcy
- the date of the declaration
- the district in which the declaration was made
- the bankruptcy number

(iii) for a deed of arrangement, assignment or where creditors have accepted a composition under Part X of the Bankruptcy Act, 1966
- the date of the deed of arrangement or assignment or the special resolution accepting composition
- the district in which the deed of arrangement or assignment was entered or the composition accepted
- the name and address of the trustee of the deed of arrangement or assignment or of the composition
- the identifying number used in relation to the deed of arrangement or assignment or the composition in the office of the Registrar in Bankruptcy.

	yes	no
(o) given a proper authority to any person? **if yes,** did the licensee cease to be a licensee before the date that this annual statement will be lodged?	[ ]	[X]

if yes date of ceasing (d/m/y) / /

number of persons who held proper authority from the licensee on the above date ______________________

if no give the number of persons who held proper authority on the day this annual statement will be lodged ______________________

	yes	no
(p) been wound up, had a receiver or receiver and manager appointed, been under official management, or entered into a compromise or scheme of arrangement?	[ ]	[X]

If Yes to any of the above questions please provide details:

Refer Annexure B

Part 3

If you are authorised to operate a managed investment scheme (ie. you are a Responsible Entity), please answer the following questions. N/A

	yes	no
(a)Do you continue to satisfy the following criteria which you met at the time your licence was granted or varied:		
(i) the adequacy of the education and qualifications of your responsible officers?	☐	☐
(ii) the adequacy of your scheme related cash needs?	☐	☐
(iii) the adequacy of your NTA?	☐	☐
(iv) the currency and adequacy of your professional indemnity insurance?	☐	☐
(v) the currency and adequacy of your agent's professional indemnity insurance?	☐	☐
(vi) the adequacy of your compliance structure?	☐	☐
(vii) the Compliance Committee and Board have met their obligations required by the Corporations Act 2001?	☐	☐
(viii) adequate monitoring and appointment procedures of agents and custodian?	☐	☐

If No to any of the above questions please provide details:

ANNEXURE A

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

LIST OF OFFICERS

DIRECTOR/SECRETARY	RESIDENTIAL ADDRESS	DATE & PLACE OF BIRTH	DATE APPOINTED	OFFICE HELD
AIELLO, Albert	81 Carisbrooke Road Wellesley MA 02181 USA	20/11/1942 New York, USA	22/05/1998	Director
CHUA, Yong Hai	17 Cheng Soon Crescent Singapore 599889	17/05/1944 Singapore	28/10/1994	Director
CONWAY, Jill Ker	Apartment 8B 65 Commonwealth Avenue Boston MA 02116 USA	09/10/1934 Hillston, NSW	04/04/1992	Director
CLARKE, Gregory Allison	Pinehurst, Friary Road South Ascot, Berkshire SL5 9HD England	27/10/1957 Leicester, England	09/12/2002	Director
CRAWFORD, David Alexander	35 Prospect Hill Road Camberwell VIC 3124	17/01/1944 Melbourne, VIC	19/07/2001	Director
EDINGTON, George Gordon	7 St Simons Avenue Putney, London SW15 6DU England	07/09/1945 London, England	01/12/1999	Director
GOLDMARK, Peter Carl	Apartment 309 535 Dean Street Brooklyn NY 11217 USA	02/12/1940 New York, USA	01/12/1999	Director
GRADY, Diane Jennifer	15 Noonbinna Crescent Northbridge NSW 2063	31/07/1948 Arizona, USA	27/06/1994	Director

This is page 1 of Annexure A of 2 pages referred to in Form 706

S. Sharpe

S J Sharpe - Company Secretary
26 / 9 / 2003

ANNEXURE A

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

LIST OF OFFICERS

DIRECTOR/SECRETARY	RESIDENTIAL ADDRESS	DATE & PLACE OF BIRTH	DATE APPOINTED	OFFICE HELD
HIGGINS, David Hartmann	The Mill, Mill Lane Henley-on-Thames RG9 4HB England	01/11/1954 Sydney, NSW	07/03/1995	Director
LONGES, Richard Anthony	11-13 Palm Beach Road Palm Beach NSW 2108	18/07/1945 London, England	22/05/1986	Director
MUELLER, Rudolf Gottfried	8 Cumberland Terrace Regent's Park, London NW1 4HS England	28/05/1934 St Gallen, Switzerland	24/05/1996	Director
TSENIN, Robert Eugene	116 Louisa Road Birchgrove NSW 2041	19/06/1949 Hong Kong	03/02/1997	Director
CREWES, Philip William	60 North Avoca Parade North Avoca NSW 2260	29/12/1951 Sydney, NSW	03/11/1995	Secretary
SHARPE, Susan June	26 Freeman Avenue Oatley NSW 2223	30/06/1955 Sydney, NSW	12/02/1997	Secretary

This is page 2 of Annexure A of 2 pages referred to in Form 706

S. Sharpe

S J Sharpe - Company Secretary
26 / 9 / 2003

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

"YES" RESPONSES - ADDITIONAL DETAILS

Question	Director/Officer	Comments
a	D A Crawford	Chartered Accountant Official Liquidator of Supreme Court
h	J K Conway D J Grady S J Sharpe	Maiden Name: Ker Married Name: Komor Maiden Name: Lord
j	P C Goldmark	Miscellaneous legal actions in capacity as CEO of the International Herald Tribune.
l	D A Crawford	Receiver & Manager: ▪ Chelmaness Pty Ltd Liquidator: ▪ IPH Retail Pty Ltd ▪ Mag Auto Spares Pty Ltd ▪ Reid Murray Holdings Ltd ▪ The National Employers Mutual General Assurance Association Ltd
	P C Goldmark	CEO of International Herald Tribune until 31 January 2003
	P W Crewes	Secretary of Lend Lease Corporation Limited
	S J Sharpe	Secretary of Lend Lease Corporation Limited
n	G A Clarke	Board member of Leicester City Football Club plc in temporary administration.

S. Sharpe

S J Sharpe - Company Secretary
26 / 9 /2003

Subsection 860(2)

FORM 711

Corporations Law

STATEMENT RELATING TO ACCOUNTS OF A DEALER THAT IS A BODY CORPORATE

Note: Before completing this statement please read carefully the "Directions for completing Form 711" at the end of this form

1. The name of the body corporate to which the accounts relate is: **Lend Lease Corporation Limited** And in this statement that body corporate is called "**the dealer**".

2. Specify here the number of the dealers licence held by the dealer: **78191**

3. The accounts are a true copy of the audited accounts of the dealer relating to the financial year ending on **30 June 2003** and the Auditor's Report attached to the accounts is a true copy of the Auditor's Report on the audited accounts. **Refer Annexure A**

4. The following supplementary information is submitted in support of the accounts:

INFORMATION SUPPLEMENTING THE PROFIT AND LOSS ACCOUNT

			Last Year 2002 $	This Year 2003 $
1.	**(a)**	Revenue:		
		Profit (losses) from trading in securities		
		Brokerage		
		Underwriting Commission		
		Profit (losses) from trading other than in securities	86,939,868	55,642,098
		Dividends	60,303,808	11,983,978
		Interest	161,300,899	142,738,442
		Other	28,023,790	38,768,415
		Total Revenue	**336,568,365**	**249,132,933**
	(b)	Less Expenses –		
		Bad debts written off	-	-
		Amount provided for doubtful debts	-	-
		Interest	51,635,345	33,808,503
		Other Expenses	178,823,949	362,007,693
		Total Expenses	**230,459,294**	**395,816,196**
	(c)	Operating profit/(loss) before Income Tax	106,109,071	(146,683,263)
		Less Income Tax Expense	45,043,228	29,543,353
		Operating profit	61,065,843	(176,226,616)
		Extraordinary items (net of Income Tax where applicable) *(attach list detailing gains and losses separately and any income tax involvements)*	-	-
		Operating profit/(loss) and extraordinary items for the year	**61,065,843**	**(176,226,616)**

2. The transactions conducted by the dealer during the financial year:
- (a) were without exception on the dealer's own account; or
- (b) included transactions on account of persons other than the dealer

INFORMATION SUPPLEMENTING THE BALANCE SHEET

		Last Year 2002 $	This Year 2003 $
4.	**Asset**		
(a)	Bills of Exchange: show separately bills to mature within:	-	-
	30 days	-	-
	90 days	-	-
	180 days	-	-
	Bills of Exchange to mature over 180 days	-	-
(b)	Debtors:		
	Amounts owed by:		
	Dealers (less provisions for doubtful debts this year $ last year $)	-	-
		-	-
	Clients (less provisions for doubtful debts this year $ last year $)	-	-
		-	-
	Other debtors (less provisions for doubtful debts this year $, last year $)	198,884	382,008
(c)	Loans and Deposits:		
	At call	625,000	-
	Other - non-current	-	-
(d)	Cash at Bank:		
	General accounts	114,055	11,973
	Trust accounts	-	-
(e)	Securities quoted on a securities exchange (at cost or market value, whichever is the lower)	-	-
(f)	Prepayments	-	-
(g)	Other liquid capital (specify particulars here)	-	-
5.	**Liabilities**		
(a)	Bills of Exchange – show separately bills to mature within:	-	-
	30 days	-	-
	90 days	-	-
	180 days		
	Bills of Exchange to mature over 180 days		
(b)	Creditors:		
	Amounts owed to:		
	Dealers	-	-
	Clients	-	-
	Other creditors	1,453,855,232	1,972,628,829
(c)	Loans and Deposits:		
	At call	-	-
	Other *(show current and non-current separately)*	-	-

		Last Year 2002 $	This Year 2003 $
6.	Contingent Liabilities and Capital Commitments:		
(a)	Contingent liabilities:		
	Underwriting	-	-
	Sub-underwriting	-	-
	less amounts covered by sub-underwriting with other persons	-	-
	Other *(specify particulars here)*	-	-
(b)	Capital commitments *(specify particulars here)*	-	-
(c)	Leasing commitments *(specify particulars here)*		
	Land & Buildings	25,427,351	12,889,459
	Plant & Equipment	-	-
7.	Standby credit facilities – show for each facility:		
(i)	Amount		
(ii)	Type	Refer Annexure B	
(iii)	Source		
(iv)	Terms and availability		
8.	Subordinated loans – show for each loan:		
(i)	Amount	-	-
(ii)	Source	-	-
(iii)	Duration	-	-
9.	Foreign Exchange exposure – to the extent not disclosed in the attached accounts show the gain or loss that would be realised at prevailing rates of exchange	-	-
10	The assets and liabilities of each body corporate controlled by the dealer or any other venture in which the dealer has a financial interest are not in our opinion such as to affect adversely to a material extent the dealer's financial position.		
11	Checking guide *(not used)*		

We, the director and secretary of the dealer, certify that the information in this statement is, to the best of our knowledge and belief, true and correct.

Dated

Director

S. Sharpe

~~Director~~/Secretary

26 / **9** /2003

ANNEXURE A

Lend Lease

Lend Lease Corporation Limited
ABN 32 000 226 228

Annual Consolidated Financial Report
30 June 2003

Consolidated Financial Statements
Statements of Financial Performance
Statements of Financial Position
Statements of Cash Flows
Notes to Consolidated Financial Statements
Directors' Declaration

Independent Audit Report

This is Annexure A of 71 pages referred to in Form 711 (Statement Relating to Accounts of a Dealer that is a Body Corporate)

Director

S. Sharpe
~~Director~~/Secretary

26 / 9 /2003

Lend Lease Corporation Limited
Annual Consolidated Financial Report 30 June 2003

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Consolidated Financial Statements

Statements of Financial Performance

Year Ended 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Revenue from Ordinary Activities					
Revenue from the sale of development properties	3(a)	229.6	818.8		
Revenue from the provision of services	3(b)	9,576.5	11,220.9	25.3	34.5
Other revenues from ordinary operating activities	3(c)	307.8	438.3	223.8	302.1
Total revenue from ordinary activities		**10,113.9**	**12,478.0**	**249.1**	**336.6**
Expenses from Ordinary Activities					
Integrated property development activities		(709.1)	(806.6)		
Project and construction management activities		(8,335.5)	(10,269.8)		
Real estate equity and debt management activities					
Ordinary expenses		(678.0)	(866.7)		
Writedown of REI businesses	4	(882.0)		(247.0)	
Equity investment activities	2		(22.4)		
Administration expenses		(53.3)	(73.6)	(115.0)	(179.0)
Borrowing costs		(66.4)	(81.8)	(33.8)	(51.6)
Total expenses from ordinary activities		**(10,724.3)**	**(12,120.9)**	**(395.8)**	**(230.6)**
Share of net profit of associates accounted for using the equity method	32	18.6	29.8		
Share of net profit of joint venture entities using the equity method	33	24.8	4.2		
(Loss)/profit before tax from ordinary activities		**(567.0)**	**391.1**	**(146.7)**	**106.0**
Income tax expense relating to ordinary activities	5(a)	(140.9)	(152.3)	(29.5)	(45.0)
(Loss)/profit after tax from ordinary activities		**(707.9)**	**238.8**	**(176.2)**	**61.0**
Ordinary profit after tax attributable to outside equity interests		(6.9)	(12.5)		
Net (loss)/profit after tax attributable to members of Lend Lease Corporation Limited		**(714.8)**	**226.3**	**(176.2)**	**61.0**
Non Owner Transaction Changes in Equity					
Decrease in Foreign Currency Translation Reserve	23	(8.9)	(60.9)		
Increase/(decrease) in retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'	24	(1.1)			
AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	24	39.1		39.1	
Total changes in equity from non owner related transactions attributable to the members of Lend Lease Corporation Limited		**(685.7)**	**165.4**	**(137.1)**	**61.0**
Earnings per share					
Basic (cents)	6	**(163.1)**	**52.1**		
Diluted (cents)	6	**(163.1)**	**52.1**		
Alternative earnings per share[1]					
Basic (cents)	6	52.5	52.1		
Diluted (cents)	6	52.5	52.1		

1 The June 2003 alternative basic and diluted earnings per share amounts have been calculated after excluding the impact of the A$945.0 million after tax writedown of the REI businesses.

The accompanying notes form part of these consolidated financial statements.

Statements of Financial Position

As at 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Current Assets					
Cash and cash equivalents	7	867.2	904.1		0.1
Receivables	8	1,858.2	2,177.4	2,156.1	2,787.0
Inventories	9	311.0	392.3		
Other investments	11	377.0	350.7		
Other assets	16	289.1	190.3		
Total current assets		**3,702.5**	**4,014.8**	**2,156.1**	**2,787.1**
Non Current Assets					
Receivables	8	76.7	75.6	654.1	327.7
Inventories	9	871.0	791.4		
Equity accounted investments	10	118.5	166.1		
Other investments	11	952.7	922.0	1,800.6	1,327.5
Future income tax benefit	5(d)	295.6	388.1	193.0	36.6
Property, plant and equipment	12	72.6	128.7	1.2	6.9
Goodwill	13	700.0	1,043.9		
Management agreements	14	432.9	881.1		
Other intangibles	15	57.0	58.9		
Other assets	16	129.4	116.3		
Total non current assets		**3,706.4**	**4,572.1**	**2,648.9**	**1,698.7**
Total assets		**7,408.9**	**8,586.9**	**4,805.0**	**4,485.8**
Current Liabilities					
Creditors	17	2,463.5	2,799.5	857.6	390.7
Current tax liabilities	5(b)	59.7	10.8	67.9	33.6
Provisions	19	398.3	318.3	29.1	70.1
Other interest bearing liabilities	20	20.3	31.2		
Other non interest bearing liabilities	21	51.2	85.1		
Total current liabilities		**2,993.0**	**3,244.9**	**954.6**	**494.4**
Non Current Liabilities					
Creditors	17	24.6	6.8	890.0	954.2
Borrowings	18	884.6	938.6		
Provisions	19	108.9	107.7		
Provision for deferred income tax	5(c)	141.0	193.1	127.7	5.2
Other interest bearing liabilities	20	236.4	267.7		
Other non interest bearing liabilities	21	12.8	76.0		
Total non current liabilities		**1,408.3**	**1,589.9**	**1,017.7**	**959.4**
Total liabilities		**4,401.3**	**4,834.8**	**1,972.3**	**1,453.8**
Net assets		**3,007.6**	**3,752.1**	**2,832.7**	**3,032.0**
Equity					
Contributed equity	22	816.4	797.7	816.4	797.7
Reserves	23	42.6	51.5	104.6	104.6
Retained profits	24	2,141.4	2,899.1	1,911.7	2,129.7
Total parent equity interest		**3,000.4**	**3,748.3**	**2,832.7**	**3,032.0**
Outside equity interests in controlled entities	25	7.2	3.8		
Total equity	26	**3,007.6**	**3,752.1**	**2,832.7**	**3,032.0**

The accompanying notes form part of these consolidated financial statements.

Statements of Cash Flows
Year Ended 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Cash Flows from Operating Activities					
Cash receipts in the course of operations		9,873.5	11,982.7	63.1	72.4
Cash payments in the course of operations		(9,608.2)	(11,808.9)	(73.8)	(54.3)
Integrated property development receipts	29(b)	365.7	1,165.6		
Integrated property development expenditure	29(b)	(336.8)	(647.1)		
Interest received		40.0	31.1	141.5	146.1
Dividends received		54.3	37.4	12.0	60.3
Distributions from partnerships received	29(b)	14.9	22.0		
Income tax paid in respect of operations	29(b)	(145.6)	(142.0)	(48.7)	(23.9)
Interest paid		(66.4)	(83.4)	(33.8)	(51.6)
Net cash provided by operating activities	**29(a)**	**191.4**	**557.4**	**60.3**	**149.0**
Cash Flows from Investing Activities					
Proceeds from sale/redemption of current investments	29(b)	773.7	689.7		
Purchases of current investments	29(b)	(843.3)	(908.9)		
Proceeds from sale/redemption of non current investments	29(b)	159.4	126.7		
Purchases of non current investments	29(b)	(166.5)	(142.3)	(729.9)	(402.0)
Proceeds from sale of other assets		3.2		3.2	
Repayment of (loans to)/loans from associates/related parties	29(b)	(33.7)	34.0	(58.4)	24.6
Payment for acquisition of controlled entities	29(c)	(38.2)	(173.9)		
Proceeds from sale of controlled entities	29(d)	15.4	5.7		
Proceeds from sale of property, plant and equipment		21.5	3.1		
Purchases of property, plant and equipment		(27.1)	(32.7)	(0.3)	(0.8)
Purchases of management agreements			(21.7)		
Proceeds from sale of management agreements			7.0		
Net cash used in investing activities		**(135.6)**	**(413.3)**	**(785.4)**	**(378.2)**
Cash Flows from Financing Activities					
Proceeds from borrowings	29(b)	1,209.5	1,936.9		
Repayment of borrowings	29(b)	(1,209.5)	(2,180.5)		
Net proceeds from share issues	22	43.0	32.7	43.0	32.7
Payments for share buybacks	22	(15.2)			
Dividends paid		(80.9)	(73.3)	(80.9)	(73.3)
Decrease in financing of controlled entities				762.9	269.9
Return of capital to outside equity interest		(2.9)	(37.2)		
Net cash (used in)/provided by financing activities		**(56.0)**	**(321.4)**	**725.0**	**229.3**
Other Cash Flow Items					
Effect of exchange rate changes on cash and cash equivalents		(43.4)	(26.8)		
Cash balances in controlled entities acquired		6.1	1.3		
Cash balances in controlled entities sold		0.6	(11.7)		
Net decrease from other items		**(36.7)**	**(37.2)**	**-**	**-**
Net (decrease)/increase in cash and cash equivalents		**(36.9)**	**(214.5)**	**(0.1)**	**0.1**
Cash and cash equivalents at the beginning of the financial period		**904.1**	**1,118.6**	**0.1**	**-**
Cash and cash equivalents at the end of the financial period	**7**	**867.2**	**904.1**	**-**	**0.1**

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Summary of Principal Accounting Policies

(a) Basis of Preparation

The annual financial report is a general purpose financial report, which has been prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The Financial Statements have been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous financial year, except where otherwise noted.

Basis of Consolidation

The Lend Lease Group (Lend Lease) consolidation comprises all entities controlled by Lend Lease Corporation Limited (Lend Lease Corporation).

Where an entity either began or ceased to be controlled during the financial period, the results are included only from the date control commenced or up to the date control ceased.

The balances, and effects of transactions, between controlled entities included in the Consolidated Financial Statements, have been eliminated.

Outside interests in the equity and results of the entities that are controlled by Lend Lease are shown as a separate item in the Consolidated Financial Statements.

(b) Revenue

Revenue from the Sale of Development Properties represents:

- for residential land sales, upon settlement of contract;
- for non residential land sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non residential built form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are likely to be met, in accordance with the proportion of the development completed, provided construction work in progress is more than 50% complete.

Revenue from the Provision of Services represents:

- for property construction, the value of work performed using the percentage complete method, which is measured by reference to actual costs to date as a percentage of total forecast costs for each contract; and
- for property and funds management, capital services and property development, management fee entitlement for services rendered.

Dividends

Dividends are recognised when declared.

Rental Income

Rental income is recognised on an accruals basis.

Proceeds on Sale of Investments

Proceeds on sale of investments are recognised when an unconditional contract is in place.

1. Summary of Principal Accounting Policies continued

(c) Profits

Profits are brought to account:

- for property construction, progressively at an amount equivalent to general overheads or an amount equivalent to the value of work performed when the outcome of a contract can be reliably determined (Lend Lease does not consider that the outcome of a construction contract can be reliably determined until it is at least 50% complete);
- for residential land sales upon settlement of contract;
- for non residential land sales upon exchange of contract where all the conditions under the sales contract have been met or are likely to be met; and
- for residential and non residential built form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion that the development is completed, provided construction work in progress is more than 50% complete. Where a loss on a contract is foreseeable, the full loss is recognised in the current period.

(d) Taxation

Lend Lease applies the liability method of tax effect accounting whereby income tax expense is calculated on the pre tax profit adjusted for permanent differences. Income tax relating to timing differences arising from items being brought to account in different periods for income tax and accounting purposes is carried forward in the Statement of Financial Position as 'Future income tax benefit' or 'Provision for deferred income tax'. Future income tax benefits relating to income tax losses are only brought to account when their realisation is virtually certain.

The Company is the head entity in an Australian Tax Consolidated Group comprising all the Australian wholly owned subsidiaries. The Company intends to enter the Australian Tax Consolidation Regime effective 1 July 2002.

The Company recognises all of the current and deferred tax assets and liabilities of the Australian Tax Consolidated Group (after elimination of intra group transactions).

The Australian Tax Consolidated Group has entered into a tax funding arrangement that requires wholly owned Australian subsidiaries to make contributions to the Company for tax liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation. The contributions are broadly calculated as if each entity paid tax on a stand alone basis.

The assets and liabilities arising under the Australian tax funding arrangement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

(e) Recoverable Amount of Non Current Assets Valued on a Cost Basis

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts of non current assets, the relevant net cash flows have been discounted to their present value, except where specifically stated.

(f) Investments

Investments are carried at the lower of cost or recoverable amount. The assessment of net recoverable amount of each holding is carried out at least every three years by an independent valuer, with more frequent valuations obtained for large investments held.

The independent valuers determine the recoverable amount of each asset using valuation methodologies appropriate to the particular nature and circumstances of each asset or class of assets. Such methodologies, where appropriate, include discounting the expected net cash flows to their present value.

(g) Associates

Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in the Group's Statement of Financial Performance and consolidated reserves respectively.

Dividends from associates represent a return of the Group's investment and as such are applied as a reduction to the carrying value of the investment.

1. Summary of Principal Accounting Policies continued

(h) Partnerships

Interests in partnerships are accounted for using the equity method. Interests in partnerships are carried at the lower of the equity accounted carrying amount and recoverable amount. The equity accounted carrying amount is the historical cost plus Lend Lease's share of the partnership's result less any drawings or distributions made to Lend Lease. Lend Lease's share of the partnership's result is included in the Statement of Financial Performance for the period.

(i) Joint Venture Entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

Lend Lease's share of joint venture entities' net profit or loss after tax is recognised in the Statement of Financial Performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

(j) Joint Venture Operations

A joint venture operation is a joint venture that is not in the form of an entity. Lend Lease's interest in an unincorporated joint venture is brought to account by including its interest in the following amounts in the appropriate categories in the Statements of Financial Position and Financial Performance:

- each of the individual assets employed in the joint venture;
- liabilities incurred by the consolidated entity in relation to the joint venture and the liabilities for which it is jointly and/or severally liable;
- expenses incurred in relation to the joint venture; and
- revenue earned in relation to the joint venture.

(k) Receivables

Trade debtors are carried at amounts due and are generally due for settlement within 30 days. The collectability of debts is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. Specific provisions are made for doubtful accounts.

(l) Pre Contract and Project Bidding Costs

Lend Lease expenses all pre contract and project bidding costs, unless there is a high degree of certainty that a contract will be entered into (at least preferred bidder status) and that the costs will be fully recoverable from contract revenues. Costs previously expensed are not subsequently reinstated when a contract award is achieved.

(m) Inventories

Property Held for Sale

Property acquired for development and sale in the ordinary course of business is carried at cost to date, including borrowing costs incurred.

The net realisable value of each holding is assessed at each reporting period and a provision for diminution in value is raised by the Directors where cost (including costs to complete) exceeds net realisable value. In determining net realisable value the Directors have regard to independent valuations obtained in accordance with Note 1(f) Summary of Principal Accounting Policies.

Construction and Development Work in Progress

The gross amount of construction and development work in progress consists of costs attributable to work performed together with emerging profit and after providing for any foreseeable losses.

1. Summary of Principal Accounting Policies continued

(n) Property, Plant and Equipment

Land, buildings and leasehold improvements are carried at the lower of cost or recoverable amount.

Except for investment properties, depreciation is provided on cost or valuation over the economic lives of the assets. Amortisation is provided on leasehold improvements over the remaining period of the lease. Most plant is depreciated over a period not exceeding 10 years, furniture and fittings over 15 years, motor vehicles over 8 years and computer equipment over 3 years. The straight line method of depreciation/amortisation is used.

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The writedown is recognised as an expense in the financial period in which it occurs.

(o) IT Software Systems

Direct costs incurred in the development of major IT Systems are capitalised on the Statement of Financial Position. A major IT Software System is one that has a total cost in excess of A$10.0 million and that will provide demonstrable ongoing benefits to Lend Lease. IT Systems are amortised on a straight line basis over a period not exceeding five years. The carrying amount is reviewed to determine whether it is in excess of the recoverable amount (refer Note 1(e) Summary of Principal Accounting Policies).

(p) Management Agreements

Management agreements are held at the lower of cost or recoverable amount. These agreements are independently valued in accordance with Lend Lease policy using discount rates and methodologies appropriate to each particular management agreement. Management agreements are amortised over their estimated useful lives, assessed to be no more than 50 years.

(q) Goodwill

Goodwill represents the excess of the purchase consideration plus incidental acquisition costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, and is amortised on a straight line basis over a period to which the benefits are expected to arise, not exceeding 20 years.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

The unamortised balance of goodwill is reviewed and where the balance exceeds the value of expected future benefits, the difference is charged to the Statement of Financial Performance.

(r) Employee Benefits

Employees' superannuation funds and retirement plans provide benefits for employees. In addition, Lend Lease provides an employee profit sharing scheme and share plans for employees, subject to eligibility. Contributions by Lend Lease companies are charged against current income.

The provisions for employee entitlements to wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided up to the balance date, calculated at undiscounted amounts based on remuneration wage and salary rates that Lend Lease expects to pay as at each reporting date including related on costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date. Consideration is given to expected future increases in wage and salary rates including related on costs and expected settlement dates based on turnover history.

(s) Creditors

Trade Creditors

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to Lend Lease. Trade accounts payable are normally settled within 60 days.

Insurance Claims

A liability for outstanding claims is recognised in respect of Lend Lease's wholly owned special purpose captive insurance subsidiary. The liability covers claims incurred but not yet paid, incurred but not reported claims and the anticipated direct and indirect costs of settling those claims. The liability for outstanding claims is measured as the present value of the expected future payments, reflecting the fact that all the claims do not have to be paid out in the immediate future. The expected future payments are then discounted to a present value at the reporting date, using discount rates based on investment opportunities available.

Notes to the Consolidated Financial Statements continued

1. Summary of Principal Accounting Policies continued

(t) Borrowings

Borrowings are carried on the Statement of Financial Position at the sum of the drawn principal and accrued interest, which is accrued at the contracted rate.

(u) Foreign Currency

Lend Lease's international currency management strategy and policy is detailed in Note 30 International Currency Management and Financial Instruments.

Assets and liabilities of self sustaining foreign operations and, where applicable, the corresponding forward foreign exchange contract hedges are converted at rates of exchange ruling at reporting date and the resulting foreign currency gains and losses are recorded net of income tax in the Foreign Currency Translation Reserve. Other Foreign Currency Translation Reserve amounts are transferred to retained earnings when the underlying assets change in nature or are realised.

All other assets and liabilities denominated in foreign currency, and where applicable the corresponding forward foreign exchange contract hedges, are converted at rates of exchange at reporting date and the resulting foreign currency gains and losses are taken to the Statement of Financial Performance in the financial period in which they arise.

Forward foreign exchange contracts are entered into to cover the anticipated excess of revenue less expenses within foreign operations (refer Note 30 International Currency Management and Financial Instruments). These foreign exchange contracts are converted at the ruling rates of exchange at balance date. The resulting foreign exchange gains and losses are taken to the Statement of Financial Performance for hedge contracts that relate to the current financial period, or held on the Statement of Financial Position as an asset or liability for hedge contracts that relate to future financial periods, provided that sufficient excess of revenue over expenses are anticipated to be made by the foreign operations. The effect is to record revenue after expenses from foreign operations at the hedged exchange rate.

(v) Derivatives

Lend Lease is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks.

Derivative financial instruments designated as effective hedges are accounted for on the same basis as the underlying exposure.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the Statement of Financial Performance as an adjustment to interest expense during the financial period, or capitalised within inventories when incurred in relation to property acquired for development and sale (refer Note 1(m) Summary of Principal Accounting Policies).

Group policy permits the purchase and sale of options. Purchased options are treated as effective hedges. Sold options are not treated as effective hedges for accounting purposes and therefore these options are immediately recognised on the Statement of Financial Position. Changes in the value of such options are recognised in the Statement of Financial Performance. As at 30 June 2003, there were no such options outstanding. The same treatment is given to any other form of derivative transaction entered into which is not classified as an effective hedge. At 30 June 2003, there were no such derivatives outstanding.

The accounting policy for forward foreign exchange contracts is set out in Note 1(u) Summary of Principal Accounting Policies.

(w) Provisions

Provisions are raised to recognise future obligations as a result of a past event where it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

Provisions for non cancellable operating lease rentals payable on surplus leased premises are raised when it is determined that no substantive future benefit will be obtained from its occupancy and sub lease rentals are less.

Where the carrying amount of a non current asset is determined to be in excess of its recoverable amount at balance date, then a provision against this asset is raised.

Provisions for dividends are recognised in the reporting period in which they are declared.

1. Summary of Principal Accounting Policies continued

(x) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences net of hedged amounts on borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Where funds are borrowed specifically for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average interest rate.

(y) Earnings Per Share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial period, adjusted for bonus elements in ordinary shares issued during the financial period.

(z) Employee Share Plans

Lend Lease employee share plans are funded by Lend Lease contributions at the rate of up to 7.5% of each individual employee's annual salary and employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed.

These contributions are expensed by the Company in the Statement of Financial Performance. The Lend Lease employee share plans utilise these contributions for on market purchases of shares in Lend Lease Corporation. Shares acquired by the Lend Lease employee share plans are allocated to individual employees in accordance with their salary and profit share entitlements.

In addition, an annual allotment of 0.5% of the issued capital of Lend Lease Corporation is granted to various employee share plans for allocation to employees based on individual and departmental performance. These shares are issued to the plans at 50 cents per share and this amount is expensed in the Statement of Financial Performance at issue date. These shares may be allocated to individual employees either during the current financial period or future financial periods (refer Note 35 Employees' and Directors' Compensation).

(aa) Change in Accounting Policy

Employee Benefits

As from 1 July 2002, Lend Lease applied the revised AASB 1028 'Employee Benefits' for the first time.

The liability for wages and salaries, annual leave, sick leave and long service leave is now calculated using the remuneration rates Lend Lease expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the Lend Lease Consolidated Financial Report as at 1 July 2002 as a result of this change are A$1.5 million increase in provision for employee benefits, A$1.1 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. As a result of this change in accounting policy, employee benefits expense increased by A$0.6 million and income tax expense decreased by A$0.3 million for the reporting period to 30 June 2003.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$1.3 million increase in provision for employee benefits, A$0.9 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. Employee benefits would have increased by A$0.5 million and income tax expense decreased by A$0.2 million in the reporting period to 30 June 2002.

Provisions, Contingent Liabilities and Contingent Assets

As from 1 July 2002, Lend Lease applied the new AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' for the first time.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial period to which they related, even though the dividends were announced after the end of that financial period. As a result of this change, the adjustments to the Consolidated Financial Report as at 1 July 2002 was a A$39.1 million increase in opening retained profits and a A$39.1 million decrease in provision for dividends. There was no impact on profit or loss for the reporting period to 30 June 2003.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$38.8 million increase in opening retained profits and A$38.8 million decrease in provision for dividends. There would have been no impact on profit or loss for the reporting period to 30 June 2002.

2. Segment Reporting

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included within this report.

Business Segment Summary

	Segment Revenue[1,2]		Other Unallocated Revenue[1]		Group Operating Revenue[4]		Segment Result Before Tax[1,2,3]		Share of Net Profit/(Loss) of Equity Accounted Investments		Other Unallocated Revenues & Expenses[1,3]		Group Operating (Loss)/Profit Before Tax[4]		Group Operating (Loss)/Profit After Tax from Ordinary Activities[5]		Group Operating (Loss)/Profit After Tax	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Project and Construction Management[6]	8,460.9	10,177.9		42.8	8,460.9	10,220.7	125.5	119.4	3.7	4.7	78.7	57.4	207.9	181.5	133.8	112.9	133.7	112.7
Integrated Property Development[6]	618.5	1,084.8	86.2		704.7	1,084.8	(21.0)	57.0	23.2	9.9	44.6	3.5	46.8	70.4	36.0	52.2	31.6	40.6
Total Real Estate Solutions	9,079.4	11,262.7	86.2	42.8	9,165.6	11,305.5	104.5	176.4	26.9	14.6	123.3	60.9	254.7	251.9	169.8	165.1	165.3	153.3
REI – Equity[7]	517.9	563.6	1.0	75.9	518.9	639.5	(497.2)	97.7	2.4	12.7	15.5	51.2	(479.3)	161.6	(570.5)	113.9	(572.6)	113.0
REI – Debt[8]	313.6	373.6	15.4	6.6	329.0	380.2	(218.6)	1.4	14.1	6.7	14.1	22.7	(190.4)	30.8	(222.0)	27.6	(222.3)	27.8
Total Real Estate Investments	831.5	937.2	16.4	82.5	847.9	1,019.7	(715.8)	99.1	16.5	19.4	29.6	73.9	(669.7)	192.4	(792.5)	141.5	(794.9)	140.8
Total Core Real Estate	9,910.9	12,199.9	102.6	125.3	10,013.5	12,325.2	(611.3)	275.5	43.4	34.0	152.9	134.8	(415.0)	444.3	(622.7)	306.6	(629.6)	294.1
Non Core Businesses/ One Off Items																		
Restructuring Cost											(47.3)		(47.3)		(32.5)		(32.5)	
Equity Investments[9]		61.9				61.9		39.0						39.0		28.2		28.2
Other	13.1	23.2	19.9	10.7	33.0	33.9	15.7	24.0				10.7	15.7	34.7	22.2	25.9	22.2	25.9
Total Non Core Businesses	13.1	85.1	19.9	10.7	33.0	95.8	15.7	63.0	-	-	(47.3)	10.7	(31.6)	73.7	(10.3)	54.1	(10.3)	54.1
Total Segment	9,924.0	12,285.0					(595.6)	338.5	43.4	34.0								
Unallocated Corporate			67.4	57.0	67.4	57.0					(120.4)	(126.9)	(120.4)	(126.9)	(74.9)	(121.9)	(74.9)	(121.9)
Total Group			189.9	193.0	10,113.9	12,478.0					(14.8)	18.6	(567.0)	391.1	(707.9)	238.8	(714.8)	226.3

1 AASB 1005 'Segment Reporting' does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses.
2 Segment revenues, expenses and results include inter segment transfers between business segment of A$0.6 million. Inter segment transfers are priced on an arm's length basis.
3 Segment results include amortisation (A$84.6 million) and restructuring costs (A$47.3 million) which have been reclassified in 'Other Unallocated Revenues and Expenses' to enable reconciliation to the MD&A results.
4 Presentation and classification is consistent with MD&A.
5 Represents the Group net (loss)/profit before Outside Equity Interest.
6 Private Finance Initiatives (PFIs) and Actus Lend Lease which were previously disclosed in the prior period as part of Project and Construction Management are now included in Integrated Property Development. The comparatives have been changed in line with RES' revised management structure, as previously advised in the June 2002 MD&A.
7 REI – Equity includes discontinuing operations' segment revenue of A$295.8 million (2002 A$354.9 million), segment loss before tax of A$630.7 million (2002 profit of A$10.0 million), and segment loss after tax of A$682.1 million (2002 loss of A$3.1 million) (refer Note 37 Discontinuing Operations).
8 REI – Debt includes discontinuing operations' segment revenue of A$313.6 million (2002 A$373.6 million), segment loss before tax of A$218.6 million (2002 profit of A$1.4 million), and segment loss after tax of A$250.5 million (2002 loss of A$3.6 million) (refer Note 37 Discontinuing Operations).
9 June 2002 segment results relates to the disposal of 6 million Westpac shares.

Notes to the Consolidated Financial Statements continued

2. Segment Reporting continued

Business Segment Summary continued

	Depreciation & Amortisation[2]		Non Cash Expenses other than Depreciation & Amortisation[3]		Segment Assets[1]		Equity Accounted Investments		Unallocated Corporate Assets[1]		Total Group Assets		Acquisition of Non Current Assets[4]		Segment Liabilities[1]		Unallocated Corporate Liabilities[1]		Total Group Liabilities	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Project & Construction Management[5]	61.4	63.3	26.9	17.8	2,871.6	3,333.7	1.5	4.8	47.4	52.8	2,920.5	3,391.3	13.3	26.1	2,218.9	2,634.6	18.1	19.2	2,237.0	2,653.8
Integrated Property Development[5]	7.7	7.7	26.7	(14.3)	720.3	552.3	95.6	124.3	5.7	30.1	821.6	706.7	1.8	78.3	308.7	247.6	4.5	16.7	313.2	264.3
Total Real Estate Solutions	69.1	71.0	53.6	3.5	3,591.9	3,886.0	97.1	129.1	53.1	82.9	3,742.1	4,098.0	15.1	104.4	2,527.6	2,882.2	22.6	35.9	2,550.2	2,918.1
REI – Equity[6]	35.0	43.3	713.8	52.7	2,096.9	2,851.6	8.2	13.5	90.8	212.0	2,195.9	3,077.1	39.8	29.0	449.9	566.4	71.1	96.5	521.0	662.9
REI – Debt[7]	21.5	23.8	232.7	18.6	757.1	754.1	13.2	23.5	21.5	4.1	791.8	781.7	13.0	27.2	215.0	127.7	8.1	1.8	223.1	129.5
Total Real Estate Investments	56.5	67.1	946.5	71.3	2,854.0	3,605.7	21.4	37.0	112.3	216.1	2,987.7	3,858.8	52.8	56.2	664.9	694.1	79.2	98.3	744.1	792.4
Total Core Real Estate	125.6	138.1	1,000.1	74.8	6,445.9	7,491.7	118.5	166.1	165.4	299.0	6,729.8	7,956.8	67.9	160.6	3,192.5	3,576.3	101.8	134.2	3,294.3	3,710.5
Non Core Businesses/ One Off Items																				
Restructuring Cost																				
Equity Investments				22.3														10.5		10.5
Other			13.1	11.2	79.9	73.3				37.0	79.9	110.3			5.0	45.3		2.4	5.0	47.7
Total Non Core Businesses	-	-	13.1	33.5	79.9	73.3	-	-	-	37.0	79.9	110.3	-	-	5.0	45.3	-	12.9	5.0	58.2
Total Segment	125.6	138.1	1,013.2	108.3	6,525.8	7,565.0	118.5	166.1					67.9	160.6	3,197.5	3,621.6				
Unallocated Corporate									599.2	519.8	599.2	519.8					1,102.0	1,066.1	1,102.0	1,066.1
Total Group									764.6	855.8	7,408.9	8,586.9					1,203.8	1,213.2	4,401.3	4,834.8

1 AASB 1005 'Segment Reporting' does not permit certain assets and liabilities to be attributed to particular segments for the purposes of determining segment assets and segment liabilities. These include income tax assets and liabilities and borrowings and liabilities related to assets that are the subject of finance lease liabilities.
2 Represents segment amortisation and depreciation.
3 Non cash expense represents those non cash items included in the reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities (refer Note 29 Notes to the Statements of Cash Flows).
4 The acquisition of segment assets that are expected to be used during more than one year. These assets represent capital expenditure and include assets acquired under finance leases but exclude investments.
5 Private Finance Initiatives (PFIs) and Actus Lend Lease which were previously disclosed in the prior period as part of Project & Construction Management are now included in Integrated Property Development. The comparatives have been changed in line with RES' revised management structure as previously advised in the June 2002 MD&A.
6 REI – Equity includes discontinuing operations' segment assets of A$802.4 million (2002 A$1,615.2 million) and segment liabilities of A$152.8 million (2002 A$1,246.3 million) (refer Note 37 Discontinuing Operations).
7 REI – Debt includes discontinuing operations' segment assets of A$736.2 million (2002 A$753.8 million) and segment liabilities of A$215.0 million (2002 A$127.7 million) (refer Note 37 Discontinuing Operations).

2. Segment Reporting continued

Geographical Segment Summary

	Segment Revenue		Group Operating Revenue		Group (Loss)/Profit Before Tax		Group Operating (Loss)/Profit After Tax		Segment Assets		Acquisition of Non Current Assets	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Australia and Pacific [1]	1,365.7	1,657.8	1,413.2	1,693.4	144.7	188.4	100.5	129.1	972.2	844.0	3.6	99.6
North America [2]	5,878.8	7,084.3	5,895.2	7,091.8	(643.4)	177.2	(767.5)	120.6	3,189.0	4,403.6	58.3	53.0
Asia [3]	360.0	299.4	360.9	328.7	(14.6)	7.7	(27.9)	(1.6)	319.0	454.7	1.7	1.1
Europe [4]	2,319.5	3,243.5	2,377.2	3,307.1	66.7	144.7	55.0	100.1	2,045.6	1,862.7	4.3	6.9
Total Segment	**9,924.0**	**12,285.0**							**6,525.8**	**7,565.0**	**67.9**	**160.6**
Unallocated Corporate			67.4	57.0	(120.4)	(126.9)	(74.9)	(121.9)				
Total Group			**10,113.9**	**12,478.0**	**(567.0)**	**391.1**	**(714.8)**	**226.3**				

1 Includes discontinuing operations' segment revenue of A$3.9 million (2002 A$2.3 million); segment profit before tax of A$1.2 million (2002 profit of A$1.0 million) and segment profit after tax of A$0.8 million (2002 profit of A$0.6 million) (refer Note 37 Discontinuing Operations).
2 Includes discontinuing operations' segment revenue of A$554.7 million (2002 A$690.1 million); segment loss before tax of A$785.2 million (2002 profit of A$31.5 million) and segment loss after tax of A$868.2 million (2002 profit of A$15.8 million) (refer Note 37 Discontinuing Operations).
3 Includes discontinuing operations' segment revenue of A$19.2 million (2002 A$26.3 million); segment loss before tax of A$39.3 million (2002 loss of A$9.1 million) and segment loss after of A$42.2 million (2002 loss of A$11.4 million) (refer Note 37 Discontinuing Operations).
4 Includes discontinuing operations' segment revenue of A$31.6 million (2002 A$9.8 million); segment loss before tax of A$26.0 million (2002 loss of A$12.0 million) and segment loss after tax of A$23.0 million (2002 loss of A$11.7 million) (refer Note 37 Discontinuing Operations).

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Real Estate Solutions

The Group's Real Estate Solutions business encompasses two major business activities as follows:

Project and Construction Management

Real estate project management, construction management and engineering.

Integrated Property Development

All aspects of property development from concept through to design, planning, construction, financing and leasing to eventual sale. In addition, this business segment is responsible for the creation and management of Private Finance Initiatives (PFI's) including Build Operate Transfer (BOT) projects.

Real Estate Investments

Real Estate Investments – Equity

Management of real estate investment funds on behalf of clients, co-investment in funds, portfolio management, the leasing, management and redevelopment of shopping centres and acting as financial advisor and arranger of project finance and related services.

Includes discontinued operations (refer Note 37 Discontinued Operations).

Notes to the Consolidated Financial Statements continued

2. Segment Reporting continued

Business Segments continued

Real Estate Investments – Debt

Management of real estate associated debt comprising: co-investment real estate assets, origination and servicing of commercial mortgages and mezzanine loans, resolution of sub performing and non performing commercial mortgages.

These are now discontinuing operations (refer Note 37 Discontinuing Operations).

Equity Investments

Strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

Other

Other includes the following business activities:

Capital Services

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

IT+T and eBusiness Investments

Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

Unallocated Business Segments

Corporate

Group treasury, amortisation and Corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

Geographical Segments

The Group's businesses operate on a global basis. Segment revenue is based on the geographical location of customers; and segment assets are based on the geographical location of the assets. The Group's business segments operate geographically as follows:

Australia and Pacific

Real estate project management; construction management and engineering; property development; real estate equity investment management, investor in infrastructure assets and asset fund managers; investments in technology and telecommunications services companies and holder of investments in strategic companies.

North America

Real estate project management; construction management and engineering; property development; real estate equity and debt investment management; and investments in technology and telecommunications services companies.

Asia

Real estate project management; construction and engineering; property development; real estate equity and debt investment management.

Europe

Real estate project management; construction management and engineering; property development; real estate equity investment management; investor in infrastructure assets and asset fund managers.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
3. Revenue				
Revenue from sale of development properties	229.6	818.8		
Revenue from the provision of services	9,576.5	11,220.9	25.3	34.5
Other revenue from ordinary operating activities	307.8	438.3	223.8	302.1
Total revenue	**10,113.9**	**12,478.0**	**249.1**	**336.6**
Total comprising:				
(a) Revenue from the Sale of Development Properties				
Touchwood, Solihull	13.1	481.9		
Olympic Village/Newington, Sydney	0.7	156.3		
Overgate Centre, Dundee		13.1		
Admiralty Industrial Park, Singapore	1.1	10.4		
Urban Communities projects	214.7	157.1		
Total revenue from the sale of development properties	**229.6**	**818.8**	-	-
(b) Revenue from the Provision of Services				
Real Estate Solutions				
Project and construction management [1]	8,780.4	10,379.3		
Integrated property development	50.8	49.1		
	8,831.2	**10,428.4**	-	-
Real Estate Investments				
Property and funds management	741.2	788.0		
Other	4.1	4.5	25.3	34.5
Total revenue from the provision of services	**9,576.5**	**11,220.9**	**25.3**	**34.5**
(c) Other Revenues from Ordinary Operating Activities				
Dividends Received				
Controlled entities				45.9
Other related parties	5.9	9.4	5.8	9.1
Other corporations	7.1	21.7	6.2	5.2
	13.0	**31.1**	**12.0**	**60.2**
Rental Income				
Bluewater, Kent	50.9	48.3		
Overgate, Dundee		5.6		
Other	2.9	0.5		
	53.8	**54.4**	-	-
Interest Received				
Controlled entities			136.1	159.6
Other related parties	2.1	0.8	1.1	1.1
Other corporations	37.9	30.3	5.5	0.7
	40.0	**31.1**	**142.7**	**161.4**

1 June 2003 includes decrease in revenue of A$697.1 million due to foreign currency translation movement as a result of the strengthening Australian Dollar during the year.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
3. Revenue continued				
(c) Other Revenues from Ordinary Operating Activities continued				
Proceeds on Sale of Investments				
Tres Aguas	43.7			
North Lakes (Urban Community)	42.5			
Holliday Fengolio Fowler	15.4			
Chelverton Group Limited	10.3			
Lend Lease Chelverton International	3.7		3.2	
Westpac Banking Corporation		61.9		
Bovis Thames Shanghai Limited (Da Chang)		22.7		
Lend Lease Porto Retail (Arrábida)		21.2		
Kiwi Property Group		20.5		
Lend Lease European Mutual Fund		20.3		
Calderdale		13.2		
Larry Smith, Italy		5.7		
Other	2.9	7.0		
	118.5	172.5	3.2	-
Share of Partnerships' Result				
King of Prussia	24.0	27.3		
Lend Lease Overgate Partnership	6.3	6.1		
Lend Lease Retail Partnership	3.5	3.1		
YCP II	(9.3)	3.3		
	24.5	39.8	-	-
Other Revenue				
Guarantee fees	1.3	11.5	30.3	52.5
Distributions received	4.7	13.0		
Other	52.0	84.9	35.6	28.0
	58.0	109.4	65.9	80.5
Total other revenues from ordinary operating activities	307.8	438.3	223.8	302.1

A more detailed analysis of revenue is included within Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
4. Ordinary Loss/(Profit) Items				
Loss/(profit) from ordinary activities before income tax is arrived at after including:				
Depreciation and amortisation				
Depreciation of IT systems	8.9	13.2		
Depreciation of property, plant and equipment	39.4	38.4	3.7	2.0
Less: Capitalised depreciation	(0.1)	(0.1)		
Amortisation of leased plant and equipment	1.3	2.4		
Amortisation of goodwill	58.8	70.5		
Amortisation of management agreements	15.4	20.4		
Amortisation of other intangibles	8.6	6.6		
Total depreciation and amortisation	**132.3**	**151.4**	**3.7**	**2.0**
Borrowing costs				
Non interest borrowing costs	6.2	6.3	-	-
Interest borrowing costs				
Controlled entities			33.8	51.6
Related entities	0.3	1.2		
Other corporations	59.9	76.9		
Less: Capitalised interest borrowing costs		(2.6)		
Net interest borrowing costs	**60.2**	**75.5**	**33.8**	**51.6**
Total borrowing costs	**66.4**	**81.8**	**33.8**	**51.6**
(Profit) on sale of investments				
Tres Aguas	(18.7)			
North Lakes (Urban Community)	(16.0)			
Westpac Banking Corporation		(39.6)		
Lend Lease Porto Retail (Arrábida)		(13.2)		
Calderdale		(10.9)		
Other	(1.7)	(14.2)		
Total (profit) on sale of investments	**(36.4)**	**(77.9)**	**-**	**-**
Net provisions raised/(written back)				
Diminution in value of property inventories	20.9	(11.0)		
Diminution in value of investments	29.2	(24.8)	9.3	73.9
Employee benefits	16.7	16.2		
Construction risks	1.0	(4.3)		
Employee termination provisions – Group restructure	21.0			
Other provisions	30.7	36.3	66.9	13.9
Net provisions raised/(written back)	**119.5**	**12.4**	**76.2**	**87.8**
Net bad and doubtful debts expense including raised/(written back) of provision for doubtful debts	**3.2**	**(5.5)**	**1.3**	**(7.8)**
Net foreign exchange (gain)/loss	**(31.1)**	**2.5**	**(35.1)**	**(27.0)**
Loss on sale of property, plant and equipment	**1.8**	**0.8**	**-**	**-**
Operating lease rental expense	**71.0**	**73.1**	**-**	**-**
Finance lease expense	**0.8**	**2.1**	**-**	**-**

The interest borrowing costs other corporations (A$59.9 million) mainly relates to the guaranteed notes.

The net foreign exchange gain of A$31.1 million (June 2002 A$2.5 million loss) comprises three elements. Firstly, during the financial year a portion of revenue and Gross Profit Margin derived from US and UK operations were hedged resulting in a foreign exchange loss and hedge cost of A$2.4 million (June 2002 net loss of A$20.4 million). Profits on the foreign operations are decreased by these losses on the hedges which resulted in foreign profits emerging at the hedged rate. Secondly, the net foreign exchange gain on transactions was A$1.9 million (June 2002 net loss of A$3.0 million). Thirdly, during the financial period, a net hedging benefit of A$31.6 million arose (June 2002 A$20.9 million) due primarily to a favourable increase in interest rate differentials between the US and Australia.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
4. Ordinary Loss/(Profit) Items continued				
Individually significant expenses included in loss/(profit) from ordinary activities before income tax expense:				
Writedown of REI businesses				
Goodwill	252.0			
Management agreements	350.8			
IT systems	41.2			
Property, plant and equipment	14.5			
Restructuring provisions	152.0			
Employee termination provision – REI restructure	24.9			
Other assets and expenses	46.6		247.0	
Total writedown of REI businesses	**882.0**	-	**247.0**	-

	Consolidated June 2003 A$000s	Consolidated June 2002 A$000s	Company June 2003 A$000s	Company June 2002 A$000s
Auditors' Remuneration				
Amounts received or due and receivable by the auditors of Lend Lease Corporation for:				
Auditing and review of financial reports	**6,587**	**4,829**	**398**	**307**
Other services				
Tax services	3,648	3,077		
International assignees tax services	3,582	3,569		
Accounting advice and verification to support contractual claim	1,579	2,728		
Accounting advice	650	396		
Acquisition due diligence	123	687		
IT risk review		306		
Other services	341	535		7
Total other services	**9,923**	**11,298**	-	**7**

Notes to the Consolidated Financial Statements continued

		Consolidated		Company	
		June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
5.	**Taxation**				
(a)	**Income Tax Expense**				
	(Loss)/profit before tax from ordinary activities	(567.0)	391.1	(146.7)	106.0
	Prima facie income tax (benefit)/expense at 30% of (loss)/profit from ordinary activities	**(170.1)**	**117.3**	**(44.0)**	**31.8**
	Tax effect of permanent differences:				
	Rebateable dividends	(4.8)	(4.8)	(3.3)	(18.1)
	Non assessable income	(13.7)	(4.9)	(0.4)	(24.0)
	Amortisation expense	9.5	5.3		
	Equity accounted profits	(4.1)	(4.5)		
	Non allowable expenses	4.2	14.7	77.7	53.0
	Non deductible provisions	3.5	11.1		
	Writeoff of tax losses	6.9	7.0		
	Variation in overseas tax rates	(1.7)	(1.4)		
	Income tax expense relating to wholly owned Australian subsidiaries [1]			21.6	
	Recovery of income tax expense from wholly owned Australian subsidiaries [2]			(21.6)	
	Other	(3.3)	5.0		
		(3.5)	27.5	74.0	10.9
	Income tax (benefit)/expense for current financial period before individually significant permanent differences	**(173.6)**	**144.8**	**30.0**	**42.7**
	Individually significant permanent differences:				
	Non recognition of future income tax benefits relating to writedown of REI businesses	364.0			
	Variation in overseas tax rates in relation to REI writedown	(99.4)			
	Writeoff of future income tax benefits previously recognised in prior years in relation to writedown of REI businesses	63.0			
		154.0	144.8	30.0	42.7
	Income tax (over)/under provided in previous financial periods	(13.1)	7.5	(0.5)	2.3
	Total income tax expense	**140.9**	**152.3**	**29.5**	**45.0**
(b)	**Current Tax Liabilities**				
	Movements during the financial period were as follows:				
	Balance at beginning of financial period	10.8	102.0	33.6	41.4
	Income tax paid	(50.3)	(142.0)	(19.4)	(27.2)
	Addition through acquisition of controlled entities	3.3	1.4		
	Tax losses transferred in			(29.3)	(21.2)
	Prior financial period under/(over) provision	13.0	(15.8)	(0.3)	0.5
	Balance transferred to the Company from wholly owned Australian subsidiaries upon implementation of tax consolidation			58.1	
	Current financial period income tax expense on (loss)/profit from ordinary activities after adjusting for timing differences	82.9	65.2	25.2	40.1
		59.7	10.8	67.9	33.6

1 Represents the current and deferred tax transactions recognised by the Company in respect of transactions of wholly owned Australian subsidiaries in the Australian Tax Consolidation Group (refer Note 1(d) Summary of Principal Accounting Policies).

2 Represents the recovery of income tax expense by the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidation Group under a tax funding arrangement (refer Note 1(d) Summary of Principal Accounting Policies).

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
5. Taxation continued				
(c) Provision for Deferred Income Tax				
Provision for deferred income tax comprises the estimated liability at the applicable income tax rates on the following items:				
Development expenditure deductible prior to recognition of project profits	29.0	41.6		
Deferred partnership income	37.6	34.9		
Unrealised foreign exchange movements	41.8	54.3		
Deferred income tax transferred to the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidated Group upon implementation of tax consolidation			121.0	
Other	32.6	62.3	6.7	5.2
	141.0	193.1	127.7	5.2
(d) Future Income Tax Benefit				
Future income tax benefit comprises the estimated future benefit at the applicable income tax rates on the following items:				
Provisions and accruals not currently deductible	182.4	145.6	19.8	11.7
Unrealised accounting profit on construction projects	3.5	3.4		
Taxable profit on sale of investment not yet recognised for accounting purposes		3.8		
Tax losses carried forward	26.7	153.6		
Deferred interest costs	45.5	75.3		
Unrealised foreign exchange movements	36.5		13.7	24.9
Future income tax transferred to the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidated Group upon implementation of tax consolidation			159.5	
Other	1.0	6.4		
	295.6	388.1	193.0	36.6
Future Income Tax Benefit Not Taken to Account				
Future income tax benefit arising from tax losses not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	294.3	12.2	0.5	0.5
Lend Lease Corporation Limited intends to enter the Australian Tax Consolidation Regime effective 1 July 2002, however, any future income tax benefits, which may arise on implementation of the Australian Tax Consolidations Regime, cannot be reliably estimated at this time.				
6. Dividends and Earnings Per Share				
Dividends				
Interim Dividend				
10 cents per share paid March 2003 (March 2002 9 cents per share)			43.5	38.8
Final Dividend Declared Subsequent to Reporting Date				
20 cents per share payable 18 September 2003 (June 2002 9 cents per share)			85.4	39.1
			128.9	77.9

Notes to the Consolidated Financial Statements continued

6. Dividends and Earnings Per Share continued

Dividends continued

Dividends Not Recognised at Year End

Since 30 June 2003, the Directors have declared an unfranked final dividend of 20 cents per share, to be paid on 18 September 2003.

The final effect of this dividend has not been brought to account for the year ended 30 June 2003 as a result of the change in accounting policy for providing for dividends (refer Note 1(w) Summary of Principal Accounting Policies) and will be recognised in subsequent financial reports.

Dividend Franking

As per the 29 May 2003 announcement, the final dividend of 20 cents per share declared since 30 June 2003 will be unfranked. This represents a change from Lend Lease Corporation's previous policy of only paying fully franked dividends. The interim dividend paid on 19 March 2003 (10 cents per share) was a fully franked dividend.

The dividend franking account balance at 30 June 2003 is nil (30 June 2002 nil) this is calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts, tax losses utilised in the current period and expected franking debits arising from refunds of tax in dispute (refer Note 16 Other Assets).

The balance of the franking account has been calculated on a basis consistent with the Company's accounting policies. Lend Lease intends to enter the Australian Tax Consolidation Regime, effective 1 July 2002, which requires the keeping of a single franking account for the Australian Tax Consolidated Group. The amount of franking credits available to shareholders disclosed at 30 June 2003 has been measured under the new legislation as those available from the Australian Tax Consolidated Group.

	Consolidated	
	June 2003 Number m	June 2002 Number m
Earnings Per Share (EPS)		
Weighted average shares and share equivalents	438.3	431.7
	Cents	Cents
Earnings per share [1]		
Basic	(163.1)	52.1
Diluted	(163.1)	52.1

	12 mths June 2003 A$m	12 mths June 2002 A$m
Reconciliation of Alternative Earnings		
Net (loss)/profit after income tax attributable to members of Lend Lease Corporation Limited used in calculating basic and diluted EPS	(714.8)	226.3
Exclude: Writedown of REI businesses after tax	882.0	
Exclude: Writeoff of REI businesses' future income tax benefits previously recognised in prior years	63.0	
Earnings used in calculating alternative basic and diluted EPS	**230.2**	**226.3**
	Cents	Cents
Alternative earnings per share (cents) [2]		
Basic	52.5	52.1
Diluted	52.5	52.1

1 An adjustment factor of 0.99448 has been applied to prior financial year comparatives. This is attributable to the bonus element for the prior financial period relating to the issue of shares at less than market price, such as the Share Election Plan and Share Purchase Plan.

2 The alternative basic and diluted earnings per share amounts have been calculated after excluding the impact of the A$945.0 million after tax writedown of the REI businesses.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
7. Cash and Cash Equivalents				
Cash	268.5	287.7		0.1
Short term investments	598.7	616.4		
	867.2	**904.1**	**-**	**0.1**

Short term investments earn variable rates of interest which averaged 4.8% per annum during the year to 30 June 2003 (June 2002 4.7%).

Cash is managed through a Board approved credit policy. Throughout the year cash was mostly invested in commercial paper and bank bills used by financial intermediaries and corporates with an acceptable investment grade credit rating.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
8. Receivables				
Current				
Trade debtors	1,520.5	1,819.5	2.0	9.0
Less: Provision for doubtful debts	(42.9)	(44.7)		
	1,477.6	**1,774.8**	**2.0**	**9.0**
Related party receivables				
Managed property trusts	44.1	37.6		
Controlled entities			2,121.8	2,761.6
Associate entities				
Pyrmont Trust (Jacksons Landing)	21.1	46.0		
IBM Global Services Australia	17.0	15.8	17.0	15.8
Lend Lease Retail Partnership		12.1		
Other	74.9	44.9	37.7	5.0
Less: Provision for doubtful debts	(22.4)	(5.0)	(22.4)	(5.0)
	134.7	**151.4**	**2,154.1**	**2,777.4**
Other receivables				
CapMark advances	74.7	73.9		
Millennium Partners advance	18.3			
Advances to developers on Housing and Community Investing (HCI) projects	15.8	17.6		
Proceeds from sale of Lend Lease European Mutual Fund		20.3		
Other	137.1	139.4		0.6
	245.9	**251.2**	**-**	**0.6**
	1,858.2	**2,177.4**	**2,156.1**	**2,787.0**
Non Current				
Loans made to Directors of controlled entities of Lend Lease Corporation	0.3	0.4		
Other loans to employees	2.6	6.1		
Related party receivables				
Controlled entities			654.1	327.7
Associate entities				
Pyrmont Trust (Jacksons Landing)	45.1	26.7		
THI plc	17.3	30.3		
Less: Provision for doubtful debt	(17.3)	(25.1)		
Other	29.8	26.6		
Less: Provision for doubtful debt	(4.0)	(4.0)		
Other receivables	2.9	18.1		
Less: Provision for doubtful debt		(3.5)		
	76.7	**75.6**	**654.1**	**327.7**
	1,934.9	**2,253.0**	**2,810.2**	**3,114.7**

8. Receivables continued

Current

Unless otherwise stated, receivables do not carry interest and are not discounted to present values. They are carried at estimated amounts receivable in terms of contractual or other commercial arrangements and are recognised in accordance with the accounting policies as set out in Note 1(k) Summary of Principal Accounting Policies. Receivables are subject to a review of collectability by the Board of the relevant group company. Provisions are made for any doubtful debts.

The receivables from managed property trusts of A$44.1 million mainly relates to management and asset development fees accrued in relation to General Property Trust (GPT) and Australian Prime Property Fund (APPF).

The receivable from Pyrmont Trust of A$21.1 million includes trust distributions and development fees owing to Lend Lease in relation to the Jacksons Landing development at Pyrmont.

Other receivables of A$74.9 million primarily relates to management fees owing and various loans provided in the normal course of business.

Non Current

The loans made to Directors of Lend Lease Corporation or controlled entities are in accordance with a scheme approved by shareholders in the General Meeting. Other loans are loans provided to employees.

The receivable from Pyrmont Trust of A$45.1 million is a loan to the joint venture to fund development expenditure.

The related party receivables other of A$29.8 million mainly comprises loans in relation to Bovis Lend Lease Private Finance Initiatives (PFI) projects (A$13.0 million) and advances to partners of development projects (A$12.3 million). The balance comprises a number of other small items.

Other receivables of A$2.9 million, mainly related to advances to landowners of development property, is fully recoverable by 2005.

Non current receivables are due in accordance with the following schedule:

	Consolidated	
	June 2003 A$m	June 2002 A$m
Between 1 and 2 years	0.8	8.2
Between 2 and 5 years	51.6	46.3
After 5 years	24.3	21.1
	76.7	**75.6**

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
9. Inventories				
Current				
Property held for sale at cost	67.8	147.4		
Less: Provision for diminution in value	(1.8)	(14.4)		
	66.0	**133.0**	-	-
Construction work in progress	245.0	259.3		
	311.0	**392.3**	-	-
Non Current				
Property held for sale at cost	900.5	806.3		
Less: Provision for diminution in value	(29.5)	(14.9)		
	871.0	**791.4**	-	-
Total inventories	**1,182.0**	**1,183.7**	-	-

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
9. Inventories continued					
Property Held for Sale					
Total cost of property held for sale includes:					
Cost of acquisition		195.0	126.3		
Development expenses		315.9	368.4		
Construction expenses		436.9	433.2		
Rates and taxes capitalised		1.1	1.7		
Borrowing costs capitalised		19.4	24.1		
Total cost		**968.3**	**953.7**	-	-
Less: Provision for diminution in value		(31.3)	(29.3)		
Book value		**937.0**	**924.4**	-	-
Book value comprises:					
Income producing		564.9	645.3		
Non income producing		372.1	279.1		
		937.0	**924.4**	-	-
Total property held for sale is comprised of:					
Bluewater, Kent	31(f)	564.9	578.5		
Urban Communities, Australia	31(a)	131.2	114.7		
Less: Provision for diminution		(3.0)	(0.8)		
Chapelfield, Norwich	31(g)	163.1	76.0		
Overgate, Dundee			78.0		
Less: Provision for diminution			(11.2)		
Victoria Harbour, Melbourne	31(c)	17.9	11.5		
Darling Park Stage III, Sydney		26.8	26.8		
Less: Provision for diminution		(11.8)	(11.8)		
Bluewater Valley, Kent		13.0	13.2		
Greenwich Peninsula, London		13.8	8.4		
Piers Project, San Francisco		11.7	9.7		
St Patricks, Sydney		4.4	14.3		
Shell Centre, London		16.5	15.3		
Less: Provision for diminution		(16.5)	(3.1)		
Hickson Road, Sydney			3.0		
Other		5.0	4.3		
Less: Provision for diminution			(2.4)		
Total		**937.0**	**924.4**	-	-
Lend Lease's 20.7% interest in Overgate, Dundee which was recorded in inventories at June 2002 has been reclassified to Note 11 Other Investments at 30 June 2003 to reflect Lend Lease's long term holding.					-
Construction and Development in Progress					
Current					
Contract costs incurred to date		35,880.3	36,563.3		
Profit recognised to date		1,892.7	1,816.2		
		37,773.0	**38,379.5**	-	-
Less: Progress billings received and receivable on completed contracts		(38,125.4)	(38,713.5)		
Net construction work in progress		**(352.4)**	**(334.0)**	-	-
Net construction work in progress comprises:					
Amounts due from customers – inventories		245.0	259.3		
Amounts due to customers – trade creditors	17	(597.4)	(593.3)		
		(352.4)	(334.0)	-	-
Advances on construction projects in progress included in trade creditors		154.2	118.3	-	-
Retentions on construction projects included in progress billings		298.2	288.1	-	-

9. Inventories continued

The amounts due from customers – inventories of A$245.0 million at 30 June 2003 relates to Bovis Lend Lease and represents costs incurred on projects in excess of that billed to clients.

The amounts due to customers – trade creditors of A$597.4 million at 30 June 2003 relates to Bovis Lend Lease and represents billings raised to clients in excess of costs and profits recognised on these projects.

	Note	Country of Origin	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
10. Equity Accounted Investments						
Non Current						
Associates						
Retirement by Design Pty Ltd		Australia	23.6	21.3		
Tres Aguas (Paseo Commercial Carlos III), Madrid		Spain		18.6		
Forest Gardens Residential Land Development	31(a)	Australia	6.7	6.6		
LLM Inversiones I S.A. de C.V. (Mexican Distressed Loans)		Mexico	6.4	15.1		
LLM Inversiones II S.A. de C.V. (Mexican Distressed Loans)		Mexico	3.8			
Catalyst Healthcare (Worcester)		UK	3.8			
Darling Park Trust Operator Pty Limited		Australia	5.4	4.2		
Generali Lend Lease		Germany	2.1	1.3		
Wattle Grove Development	31(a)	Australia		4.1		
Chelverton Properties Limited		UK		14.1		
Lend Lease Rosen Real Estate Securities LLC		USA		7.1		
Other			8.2	16.9		
			60.0	**109.3**	-	-
Less: Provision for diminution			(0.5)	(17.5)		
	32		59.5	**91.8**	-	-
Joint Ventures						
Caroline Springs Joint Venture	31(a)	Australia	16.6	12.9		
Pyrmont Trust (Jacksons Landing)	31(b)	Australia	13.3	13.3		
Mirvac Lend Lease Village Consortium (Newington)		Australia	12.6	8.0		
Mawson Lakes Economic Development Project	31(a)	Australia	10.0	6.6		
Fox Retail and Entertainment Precinct		Australia	5.0	4.7		
North Lakes Development Joint Venture		Australia		24.5		
Other			1.5	4.3		
	33		59.0	**74.3**	-	-
Total equity accounted investments			118.5	**166.1**	-	-

Notes to the Consolidated Financial Statements continued

	Note	Country of Origin	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
11. Other Investments						
Current						
Mortgage loans		USA	214.2	239.3		
Tax credit properties		USA	162.8	111.4		
			377.0	350.7	-	-
Non Current						
Shares in Other Corporations, Interests in Trusts and Partnerships						
King of Prussia Associates	31(d)	USA	213.0	232.3		
Lend Lease Global Property Fund, SICAF		Luxembourg	153.9	83.4		
Lend Lease Overgate Partnership	31(i)	UK	111.8	32.3		
Lend Lease Retail Partnership	31(h)	UK	60.3	61.5		
Yarmouth Capital Partners Limited Partnership II		USA	45.5	83.4		
Australian Prime Property Fund (APPF)		Australia	49.8	48.8		
Lend Lease International Distressed Debt Fund		USA	45.8	65.5		
IBM Global Services Australia Limited		Australia	42.8	42.8	42.8	42.8
Asia Pacific Investment Company II (APIC II)	31(e)	Singapore	39.9			
Asia Pacific Investment Company (APIC)	31(e)	Singapore	37.8	87.7		
Value Enhancement Fund V		USA	33.4	32.0		
Value Enhancement Fund IV		USA	24.7	26.2		
Value Enhancement Fund III		USA	16.4	23.5		
Lend Lease SICAV Real Estate Securities Fund		Luxembourg	20.6			
Lend Lease US Real Estate Securities Fund		USA	20.6	22.5		
CMBS Bonds		USA	19.3	8.2		
Thai Market project		Thailand	11.8	11.8		
Lend Lease Asia Water Trust		Australia	9.3	9.3	9.3	9.3
Multi family Co-investment Funds		USA	7.8	10.3		
Real Estate Debt Fund Co-investments		USA	7.2	6.8		
Winn Property Management		USA		6.7		
Mezzanine Debt Co-investment		USA	4.0	3.3		
Tax Credit Funds Co-investments		USA	12.1	17.2		
Debt Management Fund Co-Investment		USA	4.2	14.9		
Li Fung Distribution Centre		China		7.4		
Bradford Regeneration Co.		UK		1.6		
Shares in controlled entities					1,757.8	1,275.4
Other			22.5	12.2		
			1,014.5	951.6	1,809.9	1,327.5
Less: Provision for diminution			(61.8)	(29.6)	(9.3)	
			952.7	922.0	1,800.6	1,327.5
Total other investments			1,329.7	1,272.7	1,800.6	1,327.5

Lend Lease's 20.7% interest in Overgate, Dundee which was recorded in Note 9 Inventories at June 2002, has been classified to Note 11 Other Investments as at 30 June 2003 to reflect Lend Lease's long term holding.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
12. Property, Plant and Equipment				
Land at Directors' valuation	6.8	7.8	-	-
Buildings and leasehold improvements at cost	47.5	40.0		
Accumulated depreciation	(19.8)	(14.0)		
	27.7	26.0	-	-
Plant and equipment at cost	154.9	241.4	20.9	20.6
Accumulated depreciation	(120.1)	(150.1)	(19.7)	(13.7)
	34.8	91.3	1.2	6.9
Leased plant and equipment at cost	12.3	12.1		
Accumulated amortisation	(9.0)	(8.5)		
	3.3	3.6	-	-
Total carrying amount	72.6	128.7	1.2	6.9
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Freehold Land				
Carrying amount at beginning of financial year	7.8	9.6		
Disposal		(1.2)		
Effect of exchange rate movements/other	(1.0)	(0.6)		
Carrying amount at end of financial year	6.8	7.8	-	-
Buildings and Leasehold Improvements				
Carrying amount at beginning of financial year	26.0	32.4		
Additions	5.3	0.8		
Disposals	(0.1)	(1.7)		
REI businesses writedown	(6.5)			
Depreciation	(7.6)	(3.4)		
Disposal of entity	(0.6)	(0.1)		
Effect of exchange rate movements/other	11.2	(2.0)		
Carrying amount at end of financial year	27.7	26.0	-	-
Plant and Equipment				
Carrying amount at beginning of financial year	91.3	102.9	6.9	7.9
Additions	20.2	30.8	0.3	0.8
Disposals	(18.2)	(5.5)		(0.4)
REI businesses writedown	(8.0)			
Acquisition through entity acquired	0.5	2.9		
Depreciation	(31.8)	(34.9)	(6.0)	(1.4)
Disposal of entity	(1.5)	(0.3)		
Effect of exchange rate movements/other	(17.7)	(4.6)		
Carrying amount at end of financial year	34.8	91.3	1.2	6.9
Leased Plant and Equipment				
Carrying amount at beginning of financial year	3.6	2.5		
Additions	1.6	1.1		
Disposals	(0.6)	(0.5)		
Acquisition through entity acquired		2.9		
Amortisation	(1.3)	(2.4)		
Carrying amount at end of financial year	3.3	3.6	-	-
Total carrying amount	72.6	128.7	1.2	6.9

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
13. Goodwill				
Bovis Lend Lease Group	735.4	791.4		
Accumulated amortisation	(134.8)	(105.5)		
Lend Lease Real Estate Investments – US	31.1	341.0		
Accumulated amortisation	(0.2)	(56.3)		
Delfin Group	75.7	75.7		
Accumulated amortisation	(7.2)	(3.4)		
Larry Smith		5.2		
Accumulated amortisation		(4.2)		
	700.0	1,043.9	-	-

To reflect the Directors' valuation of the expected future benefits of the goodwill relating to Lend Lease's REI businesses, a writedown totalling A$252.0 million (US$147.9 million) has been recognised in the June 2003 consolidated financial results.

Lend Lease Real Estate Investment goodwill is carried at recoverable amount and all other goodwill is carried at cost less amortisation. Recoverable amount is determined in accordance with Lend Lease's accounting policy for goodwill (Note 1(q) Summary of Principal Accounting Policies).

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
14. Management Agreements				
Real Estate Investments				
Lend Lease Real Estate Investments – US	375.2	876.3		
Accumulated amortisation	(0.7)	(55.0)		
General Property Trust	50.8	50.8		
Accumulated amortisation	(4.6)	(3.6)		
Australian Prime Property Fund	12.7	12.8		
Accumulated amortisation	(0.5)	(0.2)		
Lend Lease US Office Trust				
	432.9	881.1	-	-

To reflect the Directors' valuation of the expected future benefits of management agreements relating to the Lend Lease REI business, a writedown totalling A$350.8 million (US$210.1 million) has been recognised in the Lend Lease June 2003 consolidated financial results.

Lend Lease's Real Estate Investment's US management agreements are carried at recoverable amount and all other management agreements are carried at cost less amortisation. Recoverable amount is determined in accordance with Lend Lease's accounting policy for management agreements (refer Note 1(p) Summary of Principal Accounting Policies).

The Directors' current unrecorded valuation of the General Property Trust management agreement is A$147.6 million (June 2002 A$263.0 million) based upon a valuation undertaken by Mark Pittorino, a Director of Deloitte Touche Tohmatsu. The basis of the valuation was the net present value of estimated future earnings from the management agreement at a discount rate of 12.10% (June 2002 9.65%). The key factors that contributed to the decrease in valuation since June 2002 were the change to the discount rate and a revision of the management fee structure, offset by growth in funds under management.

The Directors current unrecorded valuation of the management agreement between Lend Lease and the unlisted APPF pursuant to the Trust Deed is A$63.7 million (June 2002 A$61.0 million) based upon an independent valuation by Mark Pittorino, a Director of Deloitte Touche Tohmatsu at 30 June 2003 of the existing management agreement. The basis of the valuation was the net present value of estimated future earnings from the management agreement at a discount rate of 11.10% (June 2002 9.65%). The factor that contributed to the increase in valuation since June 2002 was the growth in funds under management, offset by the current market trend placing downwards pressure on management fees.

As announced on 17 June 2003, Lend Lease entered into an agreement with subsidiaries of Morgan Stanley and Co, Incorporated (Morgan Stanley) for Morgan Stanley to assume ownership of certain parts of the US real estate equity advisory business. Lend Lease's shares in Lend Lease USOT Management Limited are included in this transaction. Accordingly, the Directors have elected not to conduct an independent valuation of the Lend Lease US Office Trust management agreement.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
15. Other Intangibles				
Other intangibles	74.9	70.1		
Accumulated amortisation	(17.9)	(11.2)		
	57.0	**58.9**	-	-
Other intangibles include A$53.8 million net of mortgage servicing rights which relate to the origination and acquisition of servicing rights for mortgage loan portfolios which are amortised over the life of the rights (on average 10 years) against the fee income generated by the rights.				
16. Other Assets				
Current				
Prepayments	48.0	44.5		
Deferred bid costs on projects at preferred bidder status	80.7	25.6		
Net marked to market forward exchange contracts	156.0	116.2		
Other	4.4	4.0		
	289.1	**190.3**	-	-
Non Current				
Prepayments	14.0	19.0		
IT systems		65.8		
Accumulated amortisation		(13.2)		
Net marked to market forward exchange contracts	3.8	29.2		
Marked to market cross currency swap	13.1			
Other	98.5	15.5		
	129.4	**116.3**	-	-
	418.5	**306.6**	-	-

Other non current totalling A$98.5 million includes A$95.3 million which was paid during the financial year to the Australian Taxation Office (ATO) in relation to an amended assessment issued for an Australian subsidiary for the year ended 30 June 1996. The amendment relates to the forward sale and associated Westpac share warrants issue agreement with County Natwest Securities Australia Limited in relation to 100 million Westpac shares and includes the payment of additional company tax of A$40.7 million, penalties of A$20.3 million and interest of A$34.3 million. The Directors are vigorously disputing the assessment and will be pursuing all necessary avenues of objection and appeal. Lend Lease continues to regard its tax treatment of the transaction as proper and remains confident of a successful legal challenge and that the amounts under the amended assessment will not be charged to the profit and loss account.

The marked to market cross currency swap of A$13.1 million included in non current represents the restated foreign exchange assets on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005. June 2002 cross currency swaps were disclosed under Other Non Interest Bearing Liabilities, due to the relatively weaker value of the A$ against the US$ at that time (refer Note 21 Other Non Interest Bearing Liabilities).

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
17. Creditors					
Current					
Trade creditors		1,730.8	2,108.0	13.5	21.0
Revenue in excess of costs and profits recognised on incomplete projects	9	597.4	593.3		
Deposit received in advance		100.0	13.9		
Unearned premium reserve		5.2	6.7		
Insurance claim reserve		1.3	0.4		
Related party payables					
Controlled entities				836.5	366.0
Other		10.0	27.0		
Other		18.8	50.2	7.6	3.7
		2,463.5	2,799.5	857.6	390.7
Non Current					
Controlled entities				890.0	954.2
Insurance claim reserve		14.5	6.8		
Other		10.1			
		24.6	6.8	890.0	954.2
		2,488.1	2,806.3	1,747.6	1,344.9

The deposit received in advance, represents a £40 million (A$100.0 million) deposit received from Capital Shopping Centres in accordance with the forward sale agreement for Chapelfield, Norwich. Unearned premium and insurance claim reserves relate to Lend Lease's wholly owned special purpose captive insurance subsidiary.

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
18. Borrowings and Financing Arrangements					
(a) Borrowings					
Non Current					
Commercial notes		884.6	938.6		
Total borrowings		884.6	938.6	-	-
(b) Finance Facilities					
Lend Lease operating businesses have access to the following lines of credit:					
Total Facilities Available [1]					
Bank overdrafts		15.3	14.5	10.0	10.0
Standby cash advance facilities		150.0	275.0	150.0	275.0
Bank credit facilities		1,386.7	2,346.6		
Commercial notes		2,384.6	2,438.6		
		3,936.6	5,074.7	160.0	285.0
Facilities Utilised at Balance Date					
Bank overdrafts					
Standby cash advance facilities					
Bank credit facilities					
Commercial notes		884.6	938.6		
		884.6	938.6	-	-
Facilities Not Utilised at Balance Date					
Bank overdrafts		15.3	14.5	10.0	10.0
Standby cash advance facilities		150.0	275.0	150.0	275.0
Bank credit facilities		1,386.7	2,346.6		
Commercial notes		1,500.0	1,500.0		
		3,052.0	4,136.1	160.0	285.0
Total facilities available		3,936.6	5,074.7	160.0	285.0

Footnotes are located on the following page.

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
18. Borrowings and Financing Arrangements continued				
(b) Finance Facilities continued				
Bank Credit Facilities				
The amounts drawn from the various facilities at 30 June 2003 were:				
Unsecured Bank Loans				
US$145.0 million bank facility at LIBOR plus 0.35%, due December 2003 [2]				
£30.0 million bank facility at LIBOR plus 0.25%, due September 2003 [3]				
£150.0 million bank facility at LIBOR plus 0.35%, due November 2003 [4]				
Secured Bank Loans				
US$300.0 million secured mortgage warehouse facility at LIBOR plus 0.875%, due February 2004 [5]				
US$250.0 million secured mortgage servicing facility at LIBOR plus 0.875%, due March 2004 [5]				
Total bank credit facilities	-	-	-	-
Commercial Notes				
A$500.0 million Lend Lease commercial paper [6]				
US$250.0 million Lend Lease 6.75% guaranteed notes, due June 2005 [7]	384.6	438.6		
A$1.5 billion Lend Lease guaranteed note [8]	500.0	500.0		
Total commercial notes	**884.6**	**938.6**	**-**	**-**
Total borrowings	**884.6**	**938.6**	**-**	**-**

1 Available credit facilities have reduced by A$1,138.1 million primarily due to the cancellation of A$711.5 million unsecured bank loans and A$230.8 million secured bank loans to reduce excess capacity. The remaining decrease is a result of foreign currency translation movements.
2 This bank overdraft facility is used to finance working capital requirements for the US operations. At 30 June 2003, US$71.5 million (June 2002 US$69.3 million) of the facility is utilised by outstanding letters of credit. US$73.5 million (June 2002 US$30.7 million) is disclosed as available credit facilities.
3 This short term money market facility is used for general working capital purposes in the European business. The facility can act as an overdraft, short term money market loan or a guarantee facility. At 30 June 2003, £9.0 million (June 2002 £22.5 million) of the facility is utilised by outstanding letters of credit. £21.0 million (June 2002 £7.5 million) is disclosed as available credit facilities.
4 This facility is used for short term working capital requirements primarily in the European business.
5 These facilities are utilised by Lend Lease Mortgage Capital for the Fannie Mae and the Freddie Mac mortgage originations and are secured by the loans. These obligations are generally settled within 30 – 45 days of origination. The US$300.0 million facility expires in February 2004 and the US$250.0 million facility expires in March 2004. Of the US$250.0 million facility US$100.0 million is available immediately with the remaining US$150.0 million available and subject to market conditions.
6 Lend Lease has a A$500.0 million Australian commercial paper program. The amount drawn under the facility at 30 June 2003 was nil, the availability of which is subject to market conditions.
7 On 30 June 1998 Lend Lease issued s144A US$250.0 million of bonds with a coupon of 6.75% pa, due to mature on 30 June 2005.
8 In 1999 Lend Lease (US) Finance Inc. issued A$500.0 million in notes due July 2005 with a coupon of 7.5% under its A$1.5 billion Multi Issue Debt Program. This issue has been swapped into US$. The availability of the A$1.0 billion balance is subject to market conditions.

The following schedule profiles the 30 June 2003 borrowings by currency and interest exposure after interest rate swaps and currency swaps have been taken into consideration.

	Interest Exposure [1]		Currency [2]	
	Fixed A$m	Floating A$m	A$ A$m	US$ A$m
Between 1 and 5 years	621.6	263.0		884.6
Total	**621.6**	**263.0**	**-**	**884.6**

1 Resulting interest rate exposure after interest rate swaps.
2 Resulting borrowings by currency including currency swaps.

18. Borrowings and Financing Arrangements continued

(c) Financing Guarantees

Lend Lease was guarantor of a bank loan facility for £1.5 million (A$3.75 million) for Chelverton Properties Limited. This was repaid in January 2003.

Lend Lease is guarantor for bank loan facilities for US$13.8 million (A$21.2 million) for Cordia Senior Living in relation to: Westmont II LLC US$3.4 million (A$5.2 million), Roseville US$1.0 million (A$1.5 million) and Rosegarden US$9.4 million (A$14.5 million).

Lend Lease is the guarantor of the progressive repayment of a A$31.4 million advance by a financier to SARV Pty Ltd, a partner in a property development project being undertaken by Delfin Lend Lease.

Lend Lease is guarantor of A$10.3 million of a debt facility for the Caroline Springs joint venture.

Lend Lease is guarantor of 50% of a bank loan facility for Olympic Village/Newington for A$65.0 million.

Lend Lease has provided guarantees to the equity investors in two tax credit funds syndicated by the HCI business. Lend Lease has guaranteed the rate of return on US$65.0 million (A$100.0 million) of equity invested. At this time, no payments are due or expected under the guarantees. Following the sale of the HCI businesses on 1 July 2003, the purchaser, Muni Mae has indemnified Lend Lease for these guarantees.

Lend Lease has given guarantees in support of utilised financing facilities included within the on balance sheet borrowings of A$884.6 million (June 2002 A$938.6 million) disclosed above, which are held by various controlled entities. These guarantees are issued in respect of entities internal to Lend Lease and do not constitute an additional obligation to that already existing from on balance sheet borrowings.

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
19. Provisions					
Current					
Dividends	6		39.1		39.1
Employee benefits		79.9	100.7	0.3	0.2
Construction risks		89.7	108.1		
REI restructuring		152.0			
Employee termination provisions					
REI businesses		24.9			
Other		19.7			
Other		32.1	70.4	28.8	30.8
		398.3	318.3	29.1	70.1
Non Current					
Employee benefits		55.8	52.3		
Other		53.1	55.4		
		108.9	107.7	-	-
		507.2	426.0	29.1	70.1

Notes to the Consolidated Financial Statements continued

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
19. Provisions continued				
Reconciliations				
Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below:				
Current				
Dividends				
Carrying amounts at beginning of financial year	39.1	34.5	39.1	34.5
Adjustment on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	(39.1)		(39.1)	
Provisions made during the financial year				
Final dividend (year ending June 2002)	39.1	39.1	39.1	39.1
Interim dividend (year ending June 2003)	43.5		43.5	
Interim dividend (year ending June 2002)		38.8		38.8
Payments made during the financial year	(82.6)	(73.3)	(82.6)	(73.3)
Carrying amount at end of financial year	**-**	**39.1**	**-**	**39.1**
Construction Risks				
Carrying amounts at beginning of financial year	108.1	131.9		
Provisions raised/(written back) during the financial year	1.0	(4.3)		
Payments made during the financial year	(13.4)	(40.3)		
Other	(0.4)	27.7		
Effects of exchange rate movements	(5.6)	(6.9)		
Carrying amount at end of financial year	**89.7**	**108.1**	**-**	**-**
REI Restructuring				
Carrying amount at beginning of financial year				
Provisions raised during the financial year	152.0			
Carrying amount at end of financial year	**152.0**	**-**	**-**	**-**
Employee Termination				
Carrying amounts at beginning of the financial year				
Provisions raised during the financial year – REI restructure	24.9			
Provision raised during the financial year – Group restructure	21.0			
Effects of exchange rate movements/other	(1.3)			
Carrying amount at end of the financial year	**44.6**	**-**	**-**	**-**
Other				
Carrying amounts at beginning of financial year	70.4	105.0	30.8	89.3
Provisions raised/(written back) during the financial year	20.7	21.7	9.8	(55.6)
Increase through acquisitions of entity		0.5		
Payments made during the financial year	(19.8)	(49.4)	(4.2)	
Other	(36.3)	(0.7)	(7.9)	(2.9)
Effects of exchange rate movements	(2.9)	(6.7)	0.3	
Carrying amount at end of financial year	**32.1**	**70.4**	**28.8**	**30.8**
Non Current				
Other				
Carrying amounts at beginning of financial year	55.4	47.5		
Provisions raised during the financial year	10.0	14.1		
Payments made during the financial year	(4.6)			
Effects of exchange rate movements/other	(7.7)	(6.2)		
Carrying amount at end of financial year	**53.1**	**55.4**	**-**	**-**

19. Provisions continued

The construction risks provision of A$89.7 million mainly comprises a maintenance and warranty provision of A$59.6 million (June 2002 A$80.9 million) to cover specific or estimated claims that arise due to defects or legal disputes in relation to completed projects.

The REI restructuring provision of A$152.0 million, raised in relation to the REI writedown was established to cover expenses related to restructuring the REI business and primarily relates to rationalisation costs.

Other provisions (current and non current) totalling A$85.2 million comprise of a number of provisions including those in respect of defaults on mortgage loans originated for Fannie Mae A$47.7 million (June 2002 A$48.9 million). The balance in other provisions A$37.5 million (June 2002 A$76.9 million) relates to specific items not otherwise provided for in these Financial Statements.

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
20. Other Interest Bearing Liabilities					
Current					
Deferred settlement on acquisition – development properties			10.0		
Bluewater lease liability	31(f)	18.2	18.8		
Finance lease liability		1.3	1.7		
Other		0.8	0.7		
		20.3	31.2	-	-
Non Current					
Bluewater lease liability	31(f)	235.8	265.3		
Finance lease liability		0.6	1.6		
Other			0.8		
		236.4	267.7	-	-
		256.7	298.9	-	-
21. Other Non Interest Bearing Liabilities					
Current					
Deferred settlement on acquisition – controlled entities		12.9	73.3		
Deferred income		14.7	11.0		
Deferred gain on foreign currency hedges		17.8			
Other		5.8	0.8		
		51.2	85.1	-	-
Non Current					
Deferred settlement on acquisition – controlled entities			10.1		
Marked to market cross currency swap			55.3		
Deferred gain on foreign currency hedges		3.8	7.8		
Other		9.0	2.8		
		12.8	76.0	-	-
		64.0	161.1	-	-

The current deferred settlement on acquisition of controlled entities of A$12.9 million relates mainly to deferred purchase payments for the Boston Financial Group (A$11.4 million). Some portion of the deferred settlement components are contingent on certain outcomes.

The marked to market cross currency swap of A$55.3 million included in non current at June 2002 represents the restated foreign exchange liabilities on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005. The June 2003 swaps are disclosed under Other Assets Non Current due to the appreciation of the A$ against the US$ (refer Note 16 Other Assets).

Other items included in other non interest bearing liabilities are shown at face value.

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
22. Contributed Equity	816.4	797.7	816.4	797.7

	Note	June 2003 No. of shares m	June 2003 A$m	June 2002 No. of shares m	June 2002 A$m
Ordinary shares issued at beginning of financial year		434.5	797.7	429.6	765.8
Movements during the financial year					
Issues for:					
Dividend Reinvestment Plan		1.5	14.4	1.0	12.8
Share Purchase Plan		3.1	27.5	1.4	17.6
Share Election Plan (SEP) [1]		0.2		0.4	
Other [2]			0.4	0.1	0.5
Share buybacks [3]		(2.9)	(24.7)		
Allocation to Lend Lease Employee Share Plans	35(c)	2.2	1.1	2.0	1.0
Ordinary shares issued at end of financial year		**438.6**	**816.4**	**434.5**	**797.7**

1 The shares issued under the SEP represent dividends foregone by SEP participants. These shares are issued directly from share capital (rather than repurchased via on market transactions) with the number of shares issued based upon the share price at the date the dividend payments were foregone.
2 Other issues relate to issues to non Executive Directors (35,942 shares). These shares issued are equal in value to fees which would otherwise be payable to the Directors (as approved by shareholders at the 2000 AGM).
3 Share buybacks includes 1.1 million shares with a value of A$9.5 million which were settled and cancelled in July 2003.

As announced 29 May 2003, Lend Lease has commenced an on market share buyback of up to 10% (43.5 million shares) of its issued capital. As at 30 June 2003, 2.9 million shares have been bought back.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. Ordinary shareholders rank after all creditors in repayment of capital.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
23. Reserves				
Capital Reserve	104.6	104.6	104.6	104.6
Foreign Currency Translation Reserve				
Opening balance at beginning of financial year	(53.1)	7.8		
Currency fluctuation attributable to translation and hedging of self sustaining foreign operations	(8.9)	(60.9)		
Closing balance at end of financial year	(62.0)	(53.1)	-	-
Total reserves	42.6	51.5	104.6	104.6

Nature and Purpose of Reserves

Capital Reserve

The capital reserve comprises realised capital profits on the disposal of assets which did not attract Capital Gains Tax.

Foreign Currency Translation Reserve

The Foreign Currency Translation Reserve records the foreign currency differences net of income tax arising from the translation of self sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self sustaining operation (refer to Note 1(u) Summary of Principal Accounting Policies).

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
24. Retained Profits					
Retained profits at beginning of financial year		2,899.1	2,749.9	2,129.7	2,145.8
Increase/(decrease) in retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'		(1.1)			
AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'		39.1		39.1	
Net (loss)/profit attributable to members of Lend Lease Corporation Limited		(714.8)	226.3	(176.2)	61.0
Dividends foregone pursuant to share election plan		1.7	0.8	1.7	0.8
		2,224.0	2,977.0	1,994.3	2,207.6
Dividends paid		(82.6)	(77.9)	(82.6)	(77.9)
Retained profits at end of financial year		2,141.4	2,899.1	1,911.7	2,129.7
25. Outside Equity Interests in Controlled Entities					
Outside equity interests in controlled entities comprise:					
Lend Lease Actus (25%)		4.2	2.4		
Lend Lease Korea Ltd (10%)		2.1	2.1		
Other		0.9	(0.7)		
		7.2	3.8	-	-
Represented by:					
Interest in retained losses at end of the financial year		(0.2)	(6.6)		
Interest in share capital		7.4	10.4		
Total outside equity interest		7.2	3.8	-	-
26. Total Equity Reconciliation					
Equity at beginning of financial year		3,752.1	3,667.4	3,032.0	3,016.2
Movements comprise:					
Movements in contributed equity	22	18.7	31.9	18.7	31.9
Dividends paid		(82.6)	(77.9)	(82.6)	(77.9)
Dividends foregone pursuant to share election plan	24	1.7	0.8	1.7	0.8
Net (loss)/profit attributable to members of Lend Lease Corporation Limited		(714.8)	226.3	(176.2)	61.0
Adjustment to retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'	24	(1.1)			
AASB 1044 'Provisions, Contingent Liabilities & Contingent Assets'	24	39.1		39.1	
Other changes in equity					
Movement in Foreign Currency Translation Reserve	23	(8.9)	(60.9)		
Total revenues, expenses and valuation adjustments attributable to members of Lend Lease Corporation Limited		(747.9)	120.2	(199.3)	15.8
Total changes in outside equity interests in controlled entities	25	3.4	(35.5)		
Total movement in equity for financial year		(744.5)	84.7	(199.3)	15.8
Equity at end of financial year		3,007.6	3,752.1	2,832.7	3,032.0

27. Contingent Liabilities

Lend Lease has the following contingent liabilities:

There are a number of legal claims and exposures (other than items included in Notes 28, 31 and 32) which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount of liability, if any, which may arise cannot be measured reliably at this time. The Directors are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any anticipated losses.

Lend Lease, which has a 23% investment interest in IBMGSA, has guaranteed in proportion to its ownership interest any monetary liability related to the performance of IBMGSA arising under IT outsourcing contracts with Health Insurance Commission, Medibank Private, Westpac and Department of Health.

In certain circumstances, Lend Lease also guarantees the due performance of particular Group entities in respect of their obligations. This includes bonding and bank guarantee facilities utilised primarily by the Real Estate Solutions businesses. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

The Company provides financial guarantees on bank facilities of certain entities. These are disclosed in Note 18 Borrowings and Financing Arrangements.

Lend Lease has provided warranties in connection with the sale of HCI, HFF and CapMark Services and the North American Asset Management (distressed debt) business. The warranties include ownership, authority, compliance with relevant laws, disclosure of material issues and accuracy and completeness of information provided. Warranties have also been given in relation to payment of taxes and compliance with taxation laws. The amount of liability, if any, cannot be measured reliably at this time.

The Australian Taxation Office (ATO) is continuing an audit of the holding company and certain other Australian subsidiaries within the Lend Lease Group. A number of issues have been raised by the ATO in respect of their audit and discussions are ongoing. The ultimate outcome of the tax audit cannot be reliably estimated at this time.

Details of the June 1996 amended assessment issued by the ATO in relation to the forward sale and warrants issue agreement for Westpac shares are disclosed in Note 16 Other Assets.

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
28. Commitments				
(a) Operating Leases				
Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial statements:				
Land and buildings – self occupied	314.8	292.7	12.9	25.4
Plant and equipment	37.0	32.7		
	351.8	**325.4**	**12.9**	**25.4**
Due within 1 year	83.6	97.5	11.3	15.5
Due between 1 and 5 years	194.3	192.6	1.6	9.9
Due later than 5 years	73.9	35.3		
	351.8	**325.4**	**12.9**	**25.4**
(b) Capital Expenditure				
At balance date the aggregate amount of capital expenditure contracted but not provided for in the financial statements:				
Due within 1 year	-	-	-	-
(c) Controlled Entities				
At balance date the aggregate amount of expenditure contracted but not provided for in the financial statements:				
Due within 1 year - Rosen Financial Services II	**7.6**	**25.6**	-	-

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
28. Commitments continued					
(d) Finance Lease Commitments					
At balance date the aggregate amount of finance leases contracted:					
Due within 1 year		1.3	1.9		
Due between 1 and 5 years		0.7	1.7		
		2.0	**3.6**	-	-
Less: Future lease finance charges		(0.1)	(0.3)		
		1.9	**3.3**	-	-
Lease liabilities provided for in the financial statements:					
Current	20	1.3	1.7		
Non Current	20	0.6	1.6		
		1.9	**3.3**	-	-
(e) Investments					
At balance date capital commitments existed in respect of interests in partnerships, investments or joint ventures contracted but not provided for in the financial statements:					
Due within 1 year					
Lend Lease International Distressed Debt Fund		99.9	109.9		
Value Enhancement Fund V		41.7	13.2		
Tactical Office Partnership			17.5		
Multi family Investment Funds		6.1	3.0		
Mezzanine Debt Co-Investment		5.9	31.1		
Lend Lease Global Property Fund, Luxembourg			92.0		
CMBS B-Pieces			9.4		
Other		27.6	12.2		
Due between 1 and 5 years					
Private Finance Initiatives (PFI's)		33.9	10.5		
Multi Family Investment Funds		10.2	23.7		
Other		4.6	6.7		
		229.9	**329.2**	-	-

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
29. Notes to the Statements of Cash Flows				
(a) Reconciliation of (Loss)/Profit attributable to members of Lend Lease Corporation to Net Cash Provided by Operating Activities				
Net (loss)/profit attributable to members of Lend Lease Corporation	**(714.8)**	**226.3**	**(176.2)**	**61.0**
Amortisation and depreciation	132.3	151.4	3.7	2.0
Gain on sale of investments and fixed assets	(34.6)	(77.1)		
Foreign exchange (gain)/loss and currency hedging costs	(31.1)	2.5	(35.1)	(29.2)
Equity accounted profit	43.4	(34.0)		
Net movement in provisions	119.5	12.4	76.2	110.4
Write down of REI US businesses	882.0		247.0	
Net bad and doubtful debts expense	3.2	(5.5)	1.3	(7.8)
Net cash provided by operating activities before changes in assets and liabilities	**399.9**	**276.0**	**116.9**	**136.4**
Decrease/(increase) in receivables	257.7	326.8	7.9	(19.1)
(Increase)/decrease in inventories	(94.7)	212.2		
Increase in other assets	(111.1)	(96.2)		
(Decrease)/increase in creditors	(307.9)	74.0	(11.2)	14.3
Decrease in other liabilities	(3.6)	(158.3)		
Decrease in deferred tax items	61.3	91.7	4.8	25.2
Increase/(decrease) in current tax provision	45.6	(91.2)	(58.1)	(7.8)
Decrease in other provisions	(57.2)	(80.1)		
Decrease in other intangibles	1.4	2.5		
Net cash provided by operating activities	**191.4**	**557.4**	**60.3**	**149.0**

	Consolidated Receipts June 2003 A$m	Consolidated Receipts June 2002 A$m	Consolidated Expenditure June 2003 A$m	Consolidated Expenditure June 2002 A$m
(b) Supplementary Information				
Integrated property development receipts and expenditure:				
Bluewater, Kent				20.3
Olympic Village/Newington, Sydney	9.4	267.9	6.6	27.0
Admiralty Industrial Park, Singapore		16.5		1.9
Touchwood Court, Solihull		480.5	17.6	340.6
Overgate Centre, Dundee		139.9		7.8
Chapelfield, Norwich	113.0		80.5	36.6
Jacksons Landing, Sydney	12.9	9.8	6.8	6.4
Varsity Lakes, Gold Coast	39.4	55.7	36.8	33.7
Forest Gardens, Cairns		37.7	1.4	26.1
Twin Waters/North Shore, Sunshine Coast	28.2	30.4	28.4	19.4
Craigieburn, Melbourne	22.0	15.6	13.5	16.5
Pakenham, Melbourne	19.9	13.7	8.9	14.4
Forest Lake, Brisbane	49.7	15.9	23.4	0.2
Hickson Road, Sydney	4.5	14.1		3.3
Springfield Lakes, Brisbane	23.5	9.3	19.1	14.1
Victoria Harbour, Melbourne		7.8	18.8	5.5
St Patricks, Sydney	14.1	1.3		8.5
Other	29.1	49.5	75.0	64.8
	365.7	**1,165.6**	**336.8**	**647.1**

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	June 2002 A$m
29. Notes to the Statements of Cash Flows continued			
(b) Supplementary Information continued			
Distributions from partnerships:			
King of Prussia		14.9	15.4
Lend Lease International Distressed Fund			6.6
		14.9	**22.0**
Income tax paid in respect of operations:			
Tax paid during the year	5(b)	50.3	142.0
Amended assessment – Westpac shares	16	95.3	
		145.6	**142.0**
Proceeds on sale/redemption of current investments:			
LLMC Mortgages		326.2	345.3
Tax Credit Properties		447.5	344.4
		773.7	**689.7**
Purchases of current investments:			
Tax Credit Properties		512.6	344.4
Mortgage Loans		330.7	564.5
		843.3	**908.9**
Proceeds on sale/redemption of non current investments:			
North Lakes (Urban Community)		42.5	
Paseo Commercial Carlos III		43.7	
Lend Lease European Mutual		20.7	
YCP (Operations, LP I, LP II)		17.4	
Da Chang			22.7
Lend Lease Porto Retail (Arrabida)			21.2
Kiwi Property Group			20.5
Calderdale			16.3
General Property Trust Units			14.3
Other		35.1	31.7
		159.4	**126.7**
Purchases of non current investments:			
Lend Lease Global Properties		98.3	56.7
Lend Lease SICAV European Real Estate Securities Fund		19.9	
CMBS Bonds		15.5	
LLFC Enhanced Yield Debt Fund		4.8	19.0
Lend Lease Retail Partnership			24.0
Lend Lease International Distressed Debt Fund			20.0
Other		28.0	22.6
		166.5	**142.3**
Net payment of loans to associates/related parties:			
Nowe Centrum (Chelverton)		(59.0)	(5.0)
THI		13.8	10.3
Lend Lease Equities, S.A DEC.V.		15.3	
IBM Global Services Australia			18.7
Lend Lease Global Fund			10.5
Other		(3.8)	(0.5)
		(33.7)	**34.0**

Proceeds from borrowings of A$1,209.5 million comprised short term drawdowns under the mortgage loan facility. Repayments of borrowings of A$1,209.5 million comprised short term repayments under the mortgage loan facility.

	Consolidated			
	BLL Telecom June 2003 A$m	LL Rosen June 2003 A$m	Total June 2003 A$m	Delfin June 2002 A$m

29. Notes to the Statements of Cash Flows continued

(c) Payments for Controlled Entities

	BLL Telecom June 2003 A$m	LL Rosen June 2003 A$m	Total June 2003 A$m	Delfin June 2002 A$m
Acquisition Cost				
Cash paid for acquisition	12.6	25.6	38.2	171.9
Cash paid for acquisition costs				2.0
	12.6	**25.6**	**38.2**	**173.9**
Provision for restructure				4.2
Total acquisition cost	**12.6**	**25.6**	**38.2**	**178.1**
Cash consideration	12.6	25.6	38.2	171.9
Cash acquired	(6.0)	(0.1)	(6.1)	(1.3)
Net outflow of cash	**6.6**	**25.5**	**32.1**	**170.6**
Fair Value of Net Assets of Entity Acquired				
Cash and cash equivalents	6.0	0.1	6.1	1.3
Inventories	11.4		11.4	107.0
Investments		3.1	3.1	46.5
Receivables		3.7	3.7	40.6
Other assets	0.8	0.1	0.9	14.4
Creditors and borrowings	(1.7)	(2.4)	(4.1)	(74.6)
Provisions	(3.9)		(3.9)	(32.8)
Net assets acquired	**12.6**	**4.6**	**17.2**	**102.4**
Outside equity interests at acquisition		(0.9)	(0.9)	
	12.6	**3.7**	**16.3**	**102.4**
Goodwill on acquisition		21.9	21.9	75.7
Total acquisition cost	**12.6**	**25.6**	**38.2**	**178.1**

June 2003

Lend Lease Rosen

On 1 August 2002 Lend Lease acquired a further 27.5% interest in Lend Lease Rosen Real Estate Securities, LLC, a real estate investment trust manager and stock advisor for consideration of A$25.6 million. This acquisition increased Lend Lease ownership interest to 77.5%, making it a controlled entity (previously equity accounted).

BLL Telecom

In October 2002 Lend Lease acquired 100% of Bovis Lend Lease Telecom Inc. a cellular phone network carrier for consideration of A$12.6 million, as part of Bovis Lend Lease's J Phone project in Japan. The project involves the project management of a nationwide rollout of cellular networks.

June 2002

Delfin Limited

On 10 August 2001 Lend Lease acquired 100% of Delfin Limited, an urban community developer in Australia for consideration of A$178.1 million.

	Consolidated HFF, LP June 2003 A$m	Consolidated Larry Smith June 2002 A$m
29. Notes to the Statements of Cash Flows continued		
(d) Disposals of Controlled Entities		
Sale of controlled entities comprised:		
Sale Proceeds		
Cash received	15.4	5.7
Carrying amount on disposal	13.6	3.1
Disposal costs	1.8	
Profit on disposal	-	**2.6**
Carrying Value of Net Assets of Entities Disposed		
Cash and cash equivalents	(0.6)	0.3
Property, plant and equipment	2.1	0.3
Management agreements	5.1	
Goodwill	7.4	2.1
Other assets	3.4	1.6
Creditors and provisions	(3.8)	(1.2)
Lend Lease share of net assets disposed	13.6	**3.1**
Cash Flows Resulting from Sale		
Cash consideration	15.4	5.7
Cash disposed	0.6	(0.3)
Net inflows of cash	16.0	**5.4**

June 2003

Holliday Fenoglio Fowler, LP

On 17 June 2003, Holliday Fenoglio Fowler, LP, a commercial real estate capital intermediary, was sold to management for consideration of A$15.4 million.

June 2002

Larry Smith

Larry Smith, Italy, was sold on 11 December 2001, with an effective date at 1 July 2001.

30. International Currency Management and Financial Instruments

(a) Foreign Currency

Foreign Currency Translation

The major foreign currency exchange rates used in the translation of profit and loss (average rate) and assets and liabilities (spot rate) denominated in foreign currency are as follows:

	June 2003		June 2002	
	Average Rate	Spot Rate	Average Rate	Spot Rate
US Dollars	0.587	0.65	0.520	0.570
Pounds Sterling	0.369	0.40	0.360	0.390
Euros	0.556	0.56	0.583	0.583
Singapore Dollars	1.031	1.14	0.943	0.980

Foreign Currency Risk

Lend Lease's policy regarding foreign currency management is to manage currency risk so as to minimise any adverse impact of this risk and associated costs on the Lend Lease Group's consolidated result. A Financial Markets Risk Committee oversees the management of the Group's foreign currency exposures within the parameters of the currency risk management policy. Speculative trading is not undertaken.

When hedging its exposures, Lend Lease adopts a strategy using both physical and derivative financial instruments. In regard to derivative financial instruments, Lend Lease mainly uses forward foreign exchange contracts for hedging purposes.

The following table sets out the net value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts.

	Weighted Average Exchange Rate		Receivable/(Payable) Under Contracts	
	June 2003 (A$1=)	June 2002 (A$1=)	June 2003 A$m	June 2002 A$m
Contracts to Sell Pounds Sterling at an agreed exchange rate [1]				
Not later than one year	0.39	0.35	463.5	121.5
Later than one year but not later than two years	0.35	0.36	14.3	41.2
Later than two years but not later than three years	0.40		35.3	
Contracts to Sell US Dollars at an agreed exchange rate [1]				
Not later than one year	0.56	0.52	1,147.6	1,173.1
Later than one year but not later than two years	0.53	0.52	20.8	360.4
Later than two years but not later than three years	0.63		15.9	
Contracts to Sell Singapore Dollars at an agreed exchange rate [1]				
Not later than one year	1.10	0.92	20.5	25.9
Contracts to Sell Euros at an agreed exchange rate [1]				
Not later than one year	0.54	0.59	54.3	41.8
Contracts to Buy Japanese Yen at an agreed exchange rate				
Not later than one year	68.87		0.8	
Contracts to Sell Mexican Pesos/Buy US Dollars at an agreed exchange rate (A$ equivalent)		9.14		14.1
Total A$			1,773.0	**1,778.0**

1 Net position (net of buy contracts).

The majority of forward exchange contracts relate to hedges of specific foreign currency exposures including receivables, payables, revenues, expenses and intercompany transactions and loans. The forward exchange contracts are converted to spot rates at balance date and the unrealised gains and losses are recorded in the Statement of Financial Performance or the Foreign Currency Translation Reserve. Exchange gains and losses on forward exchange contracts are accounted for in accordance with Lend Lease's accounting policy for foreign currency (refer Note 1(u) Summary of Principal Accounting Policies).

30. International Currency Management and Financial Instruments continued

(b) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted. The Lend Lease Audit and Risk Committee maintains a Group wide framework for risk management and reviews issues of material risk exposure, including credit risk.

On Balance Sheet Financial Instruments

The credit risk on financial assets recognised in the Statements of Financial Position (excluding investments of Lend Lease) equals the carrying amount, net of any provision for doubtful debts.

Lend Lease is not materially exposed to customers in any individual overseas country or any individual customer.

Credit risk on financial instruments is managed through a Board approved credit policy for determining acceptable counterparties. The counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. The policy sets out credit limits for each counterparty. The use of any counterparty outside the policy specifications requires Board approval.

Off Balance Sheet Financial Instruments

Credit risk for off balance sheet derivative contracts such as interest rate swaps and forward exchange contracts is minimised as dealing is principally undertaken with counterparties that are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

Foreign exchange contracts are subject to credit risk in relation to the counterparty failing to deliver the contracted amount of currency at settlement date. The full amount of the exposure is disclosed in Note 30(a) International Currency and Financial Instruments.

(c) Interest Rate Risk

Lend Lease's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities are set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as Lend Lease intends to hold fixed rate assets and liabilities to maturity.

				Fixed Interest Maturing In				
	Note	Weighted Average Interest Rate [1]	Floating Interest Rate A$m	1 Year or Less A$m	Over 1 to 5 Years A$m	More than 5 Years A$m	Non Interest Bearing A$m	Total A$m
2003								
Financial Assets								
Cash	7	4.15%	534.5	262.3			70.4	867.2
Receivables	8	4.50%	90.5	0.5			1,843.9	1,934.9
Investments	10,11						1,388.7	1,388.7
			625.0	262.8	-	-	3,303.0	4,190.8
Financial Liabilities								
Creditors	17						1,890.7	1,890.7
Borrowings [2]	18	5.80%	263.0		621.6			884.6
Other liabilities	20, 21	9.17%		20.3	236.4		64.0	320.7
Employee entitlements	19						135.7	135.7
			263.0	20.3	858.0	-	2,090.4	3,231.7
Net financial assets and liabilities			362.0	242.5	(858.0)	-	1,212.6	959.1
Cross currency swaps	16		13.1					13.1

Footnotes are located on the following page.

Notes to the Consolidated Financial Statements continued

30. International Currency Management and Financial Instruments continued

(c) Interest Rate Risk continued

	Note	Weighted Average Interest Rate [1]	Floating Interest Rate A$m	Fixed Interest Maturing In: 1 Year or Less A$m	Over 1 to 5 Years A$m	More than 5 Years A$m	Non Interest Bearing A$m	Total A$m
2002								
Financial Assets								
Cash	7	3.94%	573.1	325.9			5.1	**904.1**
Receivables	8	7.02%	16.1	10.5	0.1		2,226.3	**2,253.0**
Investments	10,11						1,347.0	**1,347.0**
			589.2	**336.4**	**0.1**	**-**	**3,578.4**	**4,504.1**
Financial Liabilities								
Creditors	17						2,213.0	**2,213.0**
Borrowings [2]	18	6.70%	263.0		675.6			**938.6**
Other liabilities	20, 21	9.17%		31.2	267.7		161.1	**460.0**
Dividends payable	19						39.1	**39.1**
Employee entitlements	19						153.0	**153.0**
			263.0	**31.2**	**943.3**	**-**	**2,566.2**	**3,803.7**
Net financial assets and liabilities			**326.2**	**305.2**	**(943.2)**	**-**	**1,012.2**	**700.4**
Cross currency swaps	21		(55.3)					(55.3)

1 Does not include non interest bearing financial instruments. The effect of the interest rate swaps is incorporated into the weighted average interest rate.
2 Includes impact of interest rate swaps.

(d) Net Fair Values of Financial Assets and Liabilities

The fair values of financial assets and liabilities are determined by Lend Lease on the following basis:

On Balance Sheet Financial Instruments

The net fair value of financial assets exceeds the carrying amount and the net fair value of financial liabilities are equivalent to their carrying value.

Equity investments traded on organised markets have been valued by reference to market prices prevailing at balance date. For non traded equity investments the net fair value is an assessment by the directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment (refer Note 10 Equity Accounted Investments and Note 11 Other Investments).

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Consolidated 2003 Carrying Amount A$m	Consolidated 2003 Net Fair Market Value A$m	Consolidated 2002 Carrying Amount A$m	Consolidated 2002 Net Fair Market Value A$m
Financial Assets				
Cash	867.2	867.2	904.1	904.1
Receivables	1,934.9	1,934.9	2,253.0	2,253.0
Investments traded			0.8	0.9
Investments non traded	1,388.7	1,792.0	1,346.2	1,743.0
	4,190.8	**4,594.1**	**4,504.1**	**4,901.0**
Financial Liabilities				
Creditors	1,890.7	1,890.7	2,213.0	2,213.0
Borrowings [1]	884.6	938.8	938.6	938.6
Other liabilities	320.7	320.7	460.0	460.0
Dividends payable			39.1	39.1
Employee entitlements	135.7	135.7	153.0	153.0
	3,231.7	**3,285.9**	**3,803.7**	**3,803.7**

Footnotes are located on the following page.

30. International Currency Management and Financial Instruments continued

(d) Net Fair Values of Financial Assets and Liabilities continued

Off Balance Sheet Financial Instruments

The gross assets and liabilities relating to forward exchange contracts are not recorded on the Statements of Financial Position at 30 June 2003. The balances relating to forward foreign exchange contracts included in other assets above (refer Note 16 Other Assets) represents the net unrealised gain resulting from converting the forward exchange contracts to spot rates at balance date. This also represents the net fair value of these contracts as disclosed below.

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements (including the currency and interest portion of the cross currency swaps) has been determined as the marked to market value.

Lend Lease (US) Finance Inc. executed cross currency swaps on its A$500.0 million Medium Term Note issue (Note 18(b) Borrowings and Financing Arrangements). Under the swaps, Lend Lease is paying US LIBOR +58 basis points, and has fixed a A$/US$ exchange rate at July 2005 of 0.633 for the face value of the notes. The carrying value of this swap at 30 June 2003 is A$13.1 million. The net fair value is a receivable to Lend Lease of A$37.1 million. The difference between the carrying value and net fair value is the interest portion of the cross currency swap. Interest rate swaps have been undertaken to swap the US LIBOR exposure to fixed and the 'marked to market' liability is A$35.7 million.

	Consolidated 2003		Consolidated 2002	
	Carrying Amount A$m	Net Fair[1] Value A$m	Carrying Amount A$m	Net Fair Value A$m
Forward foreign exchange contracts[2]	159.8	159.8	145.4	145.4
Interest rate swaps		(35.7)		(40.1)
Cross currency swaps[3]	13.1	37.1	(55.3)	(39.4)
	172.9	**161.2**	**90.1**	**65.9**

Lend Lease Corporation and certain of its controlled entities have potential financial liabilities, which may arise from certain contingencies disclosed in Note 27 Contingent Liabilities.

1 The net fair value includes the 'marked to market' value of the S144a bond and Medium Term Note issue (also refer below to net fair value of interest rate and cross currency swaps).
2 Recorded on a net basis in Note 16 Other Assets at June 2003 and June 2002.
3 Carrying value included within Note 16 Other Assets at June 2003 and Note 21 Non Interest Bearing Liabilities at June 2002.

	Geographic Region	Note	Contribution to Operating Profit/(Loss) After Tax June 2003 A$m	June 2002 A$m	Book Value June 2003 A$m	June 2002 A$m
31. Interest in Major Business Undertakings, Projects and Investments						
(a) Urban Communities, Australia	Aust & Pacific	8,9,10	43.2	21.1	177.4	196.5
(b) Jacksons Landing, Sydney (Pyrmont Trust)	Aust & Pacific	8,10	4.5	4.4	79.5	86.0
(c) Victoria Harbour, Melbourne	Aust & Pacific	9	(2.6)	(1.1)	17.9	11.5
(d) King of Prussia	Nth America	11	14.4	16.0	213.0	232.3
(e) Asia Pacific Investment Company (APIC & APIC II)	Asia	11		1.1	77.7	87.7
(f) Bluewater, Kent	Europe	9	35.6	33.8	564.9	578.5
(g) Chapelfield, Norwich	Europe	9			163.1	76.0
(h) Lend Lease Retail Partnership	Europe	11	2.5	2.2	60.3	61.5
(i) Overgate, Dundee	Europe	8,9,11	4.4	8.2	100.6	99.7

The following detailed disclosures are in respect of continuing business undertakings, major projects and investments and excludes discontinuing operations.

Australia and Pacific

(a) Urban Communities, Australia

Urban communities are masterplanned residential developments across Australia that are developed in stages over a number of years. Lend Lease's Urban Communities business currently comprises of 21 projects in a geographically diverse portfolio.

Significant Projects	Total Lots	% Settled	Joint Venture Partners
Equity Accounted Investments			
Caroline Springs Joint Venture, Melbourne	8,083	42%	Melton East Landowners Trust (50%)
Forest Gardens Residential Land Development, Cairns	1,602	43%	Daikyo Group (50%)
Golden Grove Development, Adelaide	9,929	100%	Land Management Corp. (50%)
Mawson Lakes Economic Development Project, Adelaide	3,033	27%	Land Management Corp. (50%)
Wattle Grove Development, Sydney	3,158	100%	Defence Housing Authority (50%)
Inventories			
Forest Lake, Brisbane	7,548	90%	N/A (100% Lend Lease)
Varsity Lakes, Gold Coast	1,563	51%	N/A (100% Lend Lease)
Craigieburn Garden Village, Melbourne	3,196	42%	N/A (100% Lend Lease)
Springfield Lakes, Brisbane	4,068	19%	N/A (100% Lend Lease)

Other

In addition to the Urban Communities projects, Lend Lease holds a 50% interest in Retirement by Design, a retirement communities business operating in Sydney, Melbourne and Brisbane.

31. Interest in Major Business Undertakings, Projects and Investments continued

Australia and Pacific continued

(b) Jacksons Landing, Sydney (Pyrmont Trust)

Jacksons Landing is a joint venture between Lend Lease (50%), Kerry Properties (25%) and the Singapore Government Investment Corporation (25%). It is a development project that is predominantly residential and will consist of approximately 1,341 units at project completion in 2007. The staged masterplanned community has 700 metres of water frontage onto Sydney Harbour and is less than one kilometre from the Sydney CBD.

The development consists of residential and commercial components:

Residential

Precinct	Construction Status	No. units released	No. sold at 30 June 2003	% Sold
Regatta Wharf A	Complete	144	144	100%
The Elizabeth	Complete	44	44	100%
The Rum Store	Complete	13	13	100%
The Terraces	Complete	62	62	100%
Fleetview	Complete	150	150	100%
McCafferys	Complete	154	152	99%
Reflections	Complete	78	77	99%
The Distillery	Commenced September 2002	95	67	71%
The Quarry	Commenced January 2003	89	39	44%
Jones St Terraces	Commenced January 2003	12	12	100%
Total		**841**	**760**	**90%**

202 units were released during the year, with sales of 146 units achieved. Of the completed precincts all but three units released had been sold as at 30 June 2003.

Commercial

The current approved masterplan for the project incorporates approximately 30,000 square metres of commercial usage. The first commercial precinct, known as 'The Glassworks', consists of one building of 12,950 square metres and was completed and sold in the year ended 30 June 2001.

In December 2002, the St Hilliers Group purchased the 1,200 square metre Tablet House in its dilapidated condition and are currently refurbishing the building. In May 2003, the St Hilliers Group also purchased the 3,000 square metre Cooperage in its current condition.

The balance of the commercial space will be developed in the future, subject to market demand.

(c) Victoria Harbour, Melbourne

The Victoria Harbour project comprises the right to develop a 30 hectare site, within the Docklands precinct, adjoining Melbourne's CBD. There is 3.5 kilometres of waterfront and an expected population of approximately 15,000 residents working or living in the precinct.

Construction of 58,780 square metre campus style office building for the National Australia Bank is expected to be completed by May 2004.

Lend Lease is providing development, design, construction and project finance services. General Property Trust will own and manage the asset.

The market release for the first residential tower, Dock 5, commenced in November 2002.

The project is of a staged nature that can be contracted or expanded in line with market conditions.

31. Interest in Major Business Undertakings, Projects and Investments continued

North America

(d) King of Prussia

Lend Lease has a 50% interest in the King of Prussia Associates which owns and operates the King of Prussia shopping complex in Pennsylvania, USA. Lend Lease's investment in the partnership is recorded at an amount equivalent to its partnership contributions and share of accumulated earnings.

Asia

(e) Asia Pacific Investment Company (APIC)

Lend Lease holds an 18% interest in APIC which was established as an investment fund to enable institutional investors to invest in Asian property opportunities. During the financial year APIC was split into two entities APIC and APIC II, whereby certain retail assets of APIC were transferred to APIC II. As at 30 June 2003, Lend Lease held an 18% interest in each fund. Lend Lease is a sponsor investor of APIC and APIC II and acts as investment advisor to the funds. Lend Lease's investment at 30 June 2003 is its maximum commitment in APIC (A$37.8 million) and APIC II (A$39.9 million).

Europe

(f) Bluewater, Kent

Bluewater is a major out of town retail and leisure destination located in northwest Kent, United Kingdom. The development was completed and opened to schedule on 16 March 1999. Bluewater includes 153,000 square metres of retail and leisure space, with three principal anchor stores, John Lewis, Marks & Spencer and House of Fraser, and a cinema complex, which opened in June 1999. Lend Lease is the manager of Bluewater and currently holds a 30% interest in the centre.

Lend Lease's Remaining 30% Interest

Lend Lease is required under the terms of a head lease to retain a 30% interest in order to service the head lease payments. Lend Lease has a call option on the head lease which can be exercised in the years 2005, 2009 and 2011.

Prudential has an option to acquire a further 15% interest in Bluewater, should Lend Lease exercise one of its call options. Prudential's option is at a pre agreed price formula, which essentially relates to the Net Operating Income (NOI) at the time and an agreed capitalisation rate of between 7.25% and 7.75%. The value will be largely dependent upon rental growth achieved at Bluewater's first major rent review in 2004.

The remaining 15% interest (or 30% if Prudential chooses not to exercise its option) can be sold at market value if Lend Lease exercises one of its call options. The price of the remaining interest will be dependent upon a number of factors including:

- the timing and means of disposition;
- state of UK retail market at time of disposition;
- investor demand for retail property assets like Bluewater;
- trading performance of the centre; and
- rental growth.

Lend Lease's ultimate profitability from Bluewater is also dependent on the above factors and the amount of profit share payable to Lafarge, the original owners of the land. The profit share is up to a maximum amount of £50.0 million after Lend Lease has received an agreed priority return in excess of the total development costs.

Valuation

The whole centre has been valued as at 30 June 2003 by Paul Wolfenden FRICS, a Director of DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at £1,430.0 million (A$3,575.0 million) (June 2002 £1,339.0 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to current rental and capital values and market conditions as at 30 June 2003.

Full details of Bluewater are disclosed in the 30 June 2001 Annual Consolidated Financial Report. There were no significant changes to these details as at 30 June 2003.

31. Interest in Major Business Undertakings, Projects and Investments continued

Europe continued

(g) Chapelfield, Norwich

In June 1999, Lend Lease purchased a site in the centre of Norwich, located in East Anglia, England. The carrying value of A$163.1 million includes acquisition costs of £32.2 million (A$80.5 million) plus development costs capitalised to date.

Pre lettings have been secured and at 30 June 2003, House of Fraser had been signed as anchor and seven major retailers and a major catering unit have been contracted.

The centre was forward sold to Capital Shopping Centres plc (CSC) on 14 May 2002.

Construction of the centre commenced during the year, with practical completion scheduled for September 2005. CSC will work with Lend Lease through the development phase, providing asset and centre management. Lend Lease is responsible for the design, construction, development and letting of Chapelfield.

Under the terms of agreement, CSC have contributed £40.0 million (A$100.0 million) on the commencement of the development. A second payment will be made following practical completion, subject to the centre being 70% let (by area and value).

Thereafter, further payments will be made by reference to subsequent lettings achieved. The total payment will not exceed a maximum of £295.0 million (A$737.5 million).

(h) Lend Lease Retail Partnership (Retail Partnership)

The Retail Partnership is a Limited Partnership, which was launched in February 1999 with £25.0 million (A$62.5 million) committed by Lend Lease and a further £395.0 million (A$987.5 million) committed by 10 major investors (mainly UK institutions). In March 1999, the total subscriptions increased to £505.0 million (A$1,262.5 million) with commitments received from an additional nine investors. Lend Lease is the manager of the Retail Partnership which is regulated under the UK Financial Services Act.

The Retail Partnership acquired a 25% interest in Bluewater for £280.0 million (A$700.0 million) based on an independent valuation. The Retail Partnership also acquired the land interest in Solihull (in the West Midlands of the United Kingdom) for £17.5 million and entered into an agreement to acquire on completion a 100% interest in the Touchwood Shopping Centre, based on a pre determined pricing formula.

The centre opened on schedule in September 2001 and the sale completed for £144.6 million (A$361.5 million). Following the achievement of additional leasing targets, further sales were made to the Retail Partnership under the terms of the development services agreement at a value of £30.7 million (A$76.8 million).

(i) Overgate, Dundee (Overgate)

Overgate is a 420,000 sq. ft shopping centre in Dundee, the fourth largest city in Scotland. Lend Lease holds a 30.7% interest in the Lend Lease Overgate Partnership (LLOP) which owns the long leasehold and freehold interest in the centre.

DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London valued the centre at £132.0 million (A$330.0 million) at June 2003. This valuation is £0.9 million (A$2.3 million) above the cost of the entire centre resulting in a reversal of the provision against the carrying value of the centre.

	Balance Date	Interest June 2003 %	Interest June 2002 %	Share of Associates' Profit/(Loss) After Tax [1] June 2003 A$m	Share of Associates' Profit/(Loss) After Tax [1] June 2002 A$m	Book Value June 2003 A$m	Book Value June 2002 A$m
32. Associates							
Integrated Property Development							
Catalyst Healthcare (Calderdale) plc [2]	31 Mar				3.0		
Catalyst Healthcare (Worcester) plc	31 Mar	50.0%	50.0%	4.4	(0.7)	3.8	(0.3)
Exchequer Partnership	31 Mar	42.5%	42.5%	1.5		1.9	0.5
Tres Aguas (Paseo Commercial Carlos III), Madrid [3]	31 Dec		49.3%	(0.6)	(0.2)		18.6
Retirement by Design Pty Ltd	30 Jun	50.0%	50.0%	2.3	2.5	23.6	21.3
Forest Gardens Residential Land Development	30 Jun	50.0%	50.0%	(1.3)		6.7	6.6
Wattle Grove Development	30 Jun	50.0%	50.0%	(4.5)	2.0		4.1
Jacobs Lend Lease (Asia)	30 Jun	50.0%	50.0%	0.2	2.5	0.6	2.1
Other [4]				0.1	1.3	2.0	1.9
				2.1	**10.4**	**38.6**	**54.8**
Real Estate Investments – Equity							
DPT Operator	30 Jun	50.0%	50.0%	1.2	1.3	5.4	4.2
Generali Lend Lease	30 Jun	49.5%	49.5%	0.6	0.3	2.1	1.3
Lend Lease Porto Retail (Arrábida Shopping Centre) [2]	31 Dec				3.8		
Other [4]				0.6	7.3	0.7	8.5
				2.4	**12.7**	**8.2**	**14.0**
Real Estate Investments – Debt							
LLM Inversiones I S.A. de C.V.	30 Jun	32.3%	32.3%	3.3	1.3	6.4	15.1
LLM Inversiones II S.A. de C.V.	30 Jun	50.0%		0.1		3.8	
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50.0%	50.0%	3.3	3.5	1.4	0.7
Lend Lease Mexico	30 Jun	50.0%	50.0%	7.4	1.9	1.6	7.1
Other [4]							0.6
				14.1	**6.7**	**13.2**	**23.5**
Capital Services							
Chelverton Properties Limited [3]	31 Mar		50.0%				14.1
Other [4]							2.9
				-	**-**	**-**	**17.0**
Less: Provision for diminution						(0.5)	(17.5)
				18.6	**29.8**	**59.5**	**91.8**

1 Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.
2 Sold during the year to June 2002.
3 Sold during the year to June 2003.
4 Other relates to associates whose size and impact on the results for the year are not significant individually or in aggregate and therefore no further disclosures have been made.

	June 2003 A$m	June 2002 A$m
32. Associates continued		
Results of Associates		
Share of associates' ordinary profit before income tax	20.8	30.8
Share of associates' income tax benefit/(expense) attributable to ordinary profit	0.7	(1.7)
Share of associates' net profit – as disclosed by associates	**21.5**	**29.1**
Adjustment arising from equity accounting		
Amortisation of goodwill and management agreements		(0.4)
Borrowing costs capitalised		1.5
Amortisation of fair value adjustments	(3.3)	
Other	0.4	(0.4)
Share of associates' net profit – equity accounted	**18.6**	**29.8**
Share of Post Acquisition Retained Profits and Reserves Attributable to Associates		
Retained Profits		
Share of associates' retained profits at beginning of financial year	0.3	0.3
Share of net profit of associates	18.6	29.8
Dividends from associates	(22.6)	(26.5)
Disposal of associates	(7.6)	(1.8)
Effect of exchange rate movements	(1.4)	(1.5)
Share of associates' retained profits at end of financial year	**(12.7)**	**0.3**
Movements in Carrying Amounts of Investments		
Carrying amount of investments in associates at beginning of financial year	91.8	76.1
Acquisition through entity acquired during the financial year		41.3
Investment in associates acquired during the financial year	7.1	8.4
Share of associates' net profit	18.6	29.8
Dividends received from associates	(22.6)	(26.5)
Other non profit distributions from associates	(1.1)	(12.1)
Disposal of associates	(35.1)	(23.0)
Other adjustments [1]	0.8	(2.2)
Carrying amount of investments in associates at end of financial year	**59.5**	**91.8**
Commitments		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable		
Due within 1 year	173.5	54.4
Due between 1 and 5 years	12.9	54.6
	186.4	**109.0**
Contingent Assets & Contingent Liabilities		
Share of associates' contingent assets & contingent liabilities	-	-
Summary of Financial Position of Associates		
Current assets	479.6	283.6
Non current assets	217.9	388.7
Total assets	**697.5**	**672.3**
Current liabilities	47.6	153.1
Non current liabilities	590.4	433.0
Total liabilities	**638.0**	**586.1**
Net assets – as reported by associates	59.5	86.2
Adjustments arising from equity accounting		
Goodwill (net of amortisation)		5.6
Net assets – equity adjusted	**59.5**	**91.8**

1 Includes exchange rate movement.

Notes to the Consolidated Financial Statements continued

	Balance Date	Interest June 2003 %	Interest June 2002 %	Share of Profit/(Loss) After Tax June 2003 A$m	Share of Profit/(Loss) After Tax June 2002 A$m	Book Value June 2003 A$m	Book Value June 2002 A$m
33. Joint Ventures							
Joint Venture Entities							
Project and Construction Management							
Jacobs Lend Lease, Ireland	30 Sep	50%	50%	2.8	1.8	0.9	2.0
Other [1]				0.9	0.6	0.6	0.3
				3.7	**2.4**	1.5	**2.3**
Integrated Property Development							
Fox Studios Retail and Entertainment Precinct	30 June	50%	50%	1.3	(17.7)	5.0	4.7
Mawson Lakes Economic Development Project	31 Dec	50%	50%	4.1	2.1	10.0	6.6
North Lakes Development Joint Venture [1]	30 June		50%		1.0		24.5
Pyrmont Trust	30 June	50%	50%	6.3	10.3	13.3	13.3
Mirvac Lend Lease Village Consortium (Newington Precincts 1 & 3)	30 June	50%	50%	4.6	4.5	12.6	8.0
Caroline Springs Joint Venture	30 June	50%	50%	4.8	3.2	16.6	12.9
Other [2]					(1.6)		2.0
				21.1	**1.8**	57.5	**72.0**
Total				24.8	**4.2**	59.0	**74.3**

1 Sold during the year to 2003.
2 Other relates to joint ventures whose size and impact on the results for the year are not significant individually or in aggregate and therefore no further disclosures have been made.

	June 2003 A$m	June 2002 A$m
Statement of Financial Position		
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	117.1	140.7
Non current assets	88.3	138.3
Total assets	205.4	**279.0**
Current liabilities	71.5	54.9
Non current liabilities	82.6	162.8
Total liabilities	154.1	**217.7**
Other adjustments	7.7	**13.0**
Share of net assets – equity adjusted	59.0	**74.3**
Lend Lease's Share of the Results of Joint Venture Entities		
Revenue	390.2	125.3
Expenses	(364.8)	(120.7)
Profit before tax	25.4	**4.6**
Income tax expense	(0.6)	(0.4)
Net profit after tax	24.8	**4.2**

	June 2003 A$m	June 2002 A$m
33. Joint Ventures continued		
Share of Post Acquisition Retained Profits Attributable to Joint Venture Entities		
Share of joint venture entities' retained losses at beginning of financial year	(45.5)	(15.3)
Acquisition through entity acquired during financial year		1.7
Transfer from joint venture operations to entities		1.5
Share of joint venture entities' net profit	24.8	4.2
Drawings from partnerships	(17.5)	(37.6)
Disposal of joint ventures	3.1	
Share of joint venture entities' retained losses at end of financial year	**(35.1)**	**(45.5)**
Movements in Carrying Amount of Joint Venture Entities		
Carrying amount at the beginning of financial year	74.3	37.2
Increase through entity acquired during financial year		8.9
Transfer from joint venture operations to entities		14.9
Contributions to the joint venture entities	2.5	28.3
Share of joint venture entities' profit	24.8	4.2
Drawings from the joint venture entities	(17.5)	(37.6)
Other non-profit distributions from joint ventures	(0.1)	(4.2)
Other adjustments to carrying value	(0.7)	22.6
Disposal of investments	(24.3)	
Carrying amount at end of financial year	**59.0**	**74.3**

Refer to Notes 27 and 28 for details of contingent liabilities and commitments.

	Interest		Share of Profit After Tax		Book Value	
	June 2003 %	June 2002 %	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Joint Venture Operations						
Integrated Property Development						
Darling Park Stage III Joint Venture	60%	60%			15.0	14.3
Capital Services						
Manukau Wastewater Services (NZ)	20%	20%	1.2	2.6	7.8	8.7
Seaview Project Limited	50%	50%	0.9	1.0	4.0	2.9
			2.1	**3.6**	**26.8**	**25.9**

	June 2003 A$m	June 2002 A$m
Included in the assets and liabilities within these consolidated financial statements are the following items which represent Lend Lease's interest in the assets and liabilities employed in joint venture operations:		
Cash	5.8	7.9
Receivables	7.7	8.9
Inventories – properties held for resale	26.6	22.4
Property, plant and equipment	0.1	0.5
Total assets	**40.2**	**39.7**
Provision for diminution – Darling Park Stage III	13.4	11.8
Accounts payable and borrowings		2.0
Total liabilities	**13.4**	**13.8**
Net assets	**26.8**	**25.9**

Notes to the Consolidated Financial Statements continued

	Country of Incorp'n	Foreign Country of Business Operation	Year End 30 June 2003 interest %	Year End 30 June 2002 interest %
34. Controlled Entities				
The material controlled entities of the Group are:				
Project and Construction Management				
Australia				
Bovis Lend Lease Pty Limited	Aust		100%	100%
International				
Bovis Lend Lease Holdings, Inc.	USA	USA	100%	100%
Bovis Lend Lease, Inc.	USA	USA	100%	100%
Bovis Lend Lease LMB, Inc.	USA	USA	100%	100%
Bovis Lend Lease Holdings Limited	UK	UK	100%	100%
Bovis Lend Lease Limited	UK	UK	100%	100%
Bovis Lend Lease International Limited	UK	UK	100%	100%
Bovis Lend Lease Overseas Holdings Limited	UK	UK	100%	100%
Bovis Lend Lease Project Consulting (Shanghai) Co Limited	Chi	Chi	100%	100%
Bovis Lend Lease Projects Pte Limited	S'pore	S'pore	100%	100%
Bovis Lend Lease Inc	Braz	Braz	100%	100%
Bovis Lend Lease Microelectronics Group BV	Neth	Neth	100%	100%
Bovis Lend Lease Microelectronics Holdings BV	Neth	Neth	100%	100%
Bovis Lend Lease Holdings GmbH	Ger	Ger	100%	100%
Bovis Lend Lease Group Limited	UK	UK	100%	100%
Integrated Development Businesses				
Australia				
Lend Lease Development Pty Limited	Aust		100%	100%
Delfin Lend Lease Limited	Aust		100%	100%
Delfin GC Limited	Aust		100%	100%
International				
Lend Lease Europe Holdings Limited	UK	UK	100%	100%
Lend Lease Europe Limited	UK	UK	100%	100%
Blueco Limited	UK	UK	100%	100%
Lend Lease Continental Holdings Limited	UK	UK	100%	100%
Lend Lease RES (UK) Limited	UK	UK	100%	100%
Lend Lease (UK) Management Services Limited	UK	UK	100%	100%
Lend Lease Europe Finance Plc	UK	UK	100%	100%
Real Estate Investments				
Australia				
GPT Management Limited	Aust		100%	100%
Lend Lease Real Estate Investments Limited	Aust		100%	100%
International				
Lend Lease Europe Retail Investments Limited	UK	UK	100%	100%
Lend Lease Real Estate Investments Pte Limited	S'Pore	S'Pore	100%	100%
Lend Lease Mortgage Capital, LP	USA	USA	100%	100%
Lend Lease Mortgage Investments, Inc	USA	USA	100%	100%
The Boston Financial Group Limited Partnership	USA	USA	100%	100%
Lend Lease (US) Holdings, Inc	USA	USA	100%	100%
Lend Lease (US) Services, Inc.	USA	USA	100%	100%
Lend Lease (US), Inc.	USA	USA	100%	100%
Lend Lease (US) Finance, Inc.	USA	USA	100%	100%
Lend Lease Real Estate Investments, Inc.	USA	USA	100%	100%
Lend Lease Agri Business, Inc.	USA	USA	100%	100%
CapMark Services LP	USA	USA	100%	100%

Notes to the Consolidated Financial Statements continued

	Country of Incorp'n	Foreign Country of Business Operation	Year End 30 June 2003 Interest %	Year End 30 June 2002 Interest %
34. Controlled Entities continued				
Real Estate Investments continued				
International continued				
Lend Lease Asset Management LP	USA	USA	100%	100%
Lend Lease Real Estate Investments GmbH	Ger	Ger	100%	
Equity Investments				
Lend Lease Custodian Pty Limited	Aust		100%	100%
Group Services				
Australian				
Lend Lease Corporation Limited	Aust			
Lend Lease Finance Limited	Aust		100%	100%
Lend Lease International Pty Limited	Aust		100%	100%
Lend Lease Management Services Limited	Aust		100%	100%

Abbreviations:

Aust	Australia	**Neth**	Netherlands	**USA**	United States of America
Braz	Brazil	**S'pore**	Singapore		
Ger	Germany	**UK**	United Kingdom		

	Interest Held %	Date Acquired/ Disposed	Consideration Paid/Received A$m	Contribution to Consolidated Profit/(Loss) After Tax[1] A$m
June 2003				
Acquisitions				
Project and Construction Management				
International				
Bovis Lend Lease Telecom, Inc	100.0%	Oct 02	12.6	4.3
Real Estate Investments				
International				
Lend Lease Rosen Real Estate Securities, LLC[2]	77.5%	1 Aug 02	25.6	0.8
Disposals				
Real Estate Investments				
International				
Holliday Fenoglio Fowler, LP	100.0%	17 Jun 03	15.4	5.6
June 2002				
Acquisitions				
Integrated Development Businesses				
Australia				
Delfin Group	100.0%	10 Aug 01	173.9	12.6
Disposals				
Real Estate Investments				
Australia				
Bricwell Pty Limited[3]	100.0%	11 Sept 01		
International				
Larry Smith & Associates SRL	100.0%	1 Jul 01	5.7	(0.2)

1 Excludes any intercompany transactions for the year.
2 Lend Lease (US) Inc acquired an additional 27.5% interest (50% in June 2002) in Rosen Real Estate Securities, and it is now consolidated. The acquisition details relate only to this additional interest.
3 Deregistered/dissolved during the year.

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
35. Employees' and Directors' Compensation					
(a) Total Employee Benefit Liabilities Recognised in the Financial Statements					
Creditors – current		38.0	35.9		
Provision for employee benefits – current	19	79.9	100.7	0.3	0.2
Provision for employee benefits – non current	19	55.8	52.3		
		173.7	**188.9**	**0.3**	**0.2**

(b) Superannuation/Pension Funds

Lend Lease sponsors a number of pension/superannuation funds globally which provide benefits for employees or their dependants on retirement, redundancy, disability or death. In the majority of cases, the funds provide benefits in the form of lump sum/pension payments. Contributions to the funds are generally based on a percentage of employees' salaries. Lend Lease is obliged to contribute to the funds in accordance with their governing Trust Deeds. Contributions are set on a regular basis at levels in accordance with actuarial assessments.

Defined Benefit Pension Plans

Of the pension/superannuation funds outlined above, a number are defined benefit plans which, although closed to new members, have benefits accruing to its existing members.

Amounts Recognised in the Financial Statements

Details of contributions to the defined benefit plans during the year and contributions payable at 30 June 2003 are as follows:

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Lend Lease contributions to the plans	**30.1**	**29.9**	**-**	**-**
Lend Lease contributions payable to the plans at reporting date	**23.5**	**21.7**	**-**	**-**

Information relating to the defined benefit plans based on latest actuarial assessments and financial reports of the funds are as follows:

	2003 Plan Assets at Net Market Value A$m	2003 Total Accrued Benefits [4] A$m	2003 Excess/ (Deficit) A$m	2003 Total Vested Benefits [4] A$m	2002 Plan Assets at Net Market Value A$m	2002 Total Accrued Benefits [4] A$m	2002 Excess/ (Deficit) A$m	2002 Total Vested Benefits [4] A$m
Lend Lease Superannuation Fund (Australia) [1]	206.8	171.0	35.8	166.7	239.9	168.8	71.1	163.9
Lend Lease Supplemental Retirement Plan US [2]	33.8	31.8	2.0	32.5	31.4	32.3	(0.9)	35.1
The Bovis UK Pension Scheme [3]	283.0	399.8	(116.8)	362.8	344.8	279.0	65.8	253.1
	523.6	**602.6**	**(79.0)**	**562.0**	**616.1**	**480.1**	**136.0**	**452.1**

1 The fund has defined benefits and defined contribution components. Plan assets are based upon the most recent financial statements of the fund, being 30 June 2003. Vested benefits and total accrued benefits are based on actuarial reviews performed as at 1 January 2003 by G. Holley, F.I.A.A. (Comparative amounts are as of the actuarial review performed as at 1 January 2000.)

2 Plan assets and vested benefits are based upon the most recent asset valuations and actuarial reports. Total accrued benefits are based on actuarial reviews performed as at 30 June 2002 by Milliman. (Comparative amounts are as of the actuarial review performed as at 30 June 2001).

3 Plan assets are based on the most recent financial statements of the fund, being 31 March 2003. (Comparative plan assets are based on the fund's 31 March 2002 financial statements). Vested benefits and total accrued benefits are based on actuarial reviews performed as at 31 March 2002 by Mr N. Maxwell, F.I.A. (Comparative accrued and vested benefits are based upon the actuarial review performed as at 1 November 1999).

As at 30 June 2003, based on market values, the deficit was £83.0 million (A$207.5 million). (As at 31 March 2002, based on the 31 March 2002 actuarial valuation which was undertaken at 30 August 2002, the deficit was £25.4 million (A$65.2 million)). A review of the funding program has resulted in the contribution rate for employees being raised from 5.0% to 7.0%, effective from 1 July 2003 and the Lend Lease contribution rate increasing from 16.4% to 19.4%, effective 1 July 2003. The increased contributions have been determined so as to eliminate the deficit over the average life of the current membership, being 12 years. Lend Lease has no obligation to make up the deficit and accordingly no provision has been raised for the deficiency at 30 June 2003.

4 Vested benefits represents benefits which members would have been entitled to receive had they terminated their plan membership as at the valuation date. Accrued benefits represents vested and unvested benefits as at the valuation date.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans

Lend Lease has as a core value the concept of the 'partnering' of capital and labour. This successful concept has, over decades, been advanced in many practical ways in Lend Lease through such philosophies as employee ownership and profit sharing.

Currently employees own approximately 13.5% of the issued capital of Lend Lease.

In October 1988, shareholders approved an annual allotment of 0.5% of the issued capital of Lend Lease Corporation at 50 cents per share to be used for the benefit of Lend Lease Group employees. In previous years the annual allotment was primarily directed for the benefit of Australian employees through the Lend Lease Employee Share Acquisition Plan (ESAP). With the global expansion of Lend Lease and the employment of a significant number of employees outside Australia, employee share plans were extended to UK, European and US employees. The annual allotment of the 0.5% of issued capital comprised 2,154,333 shares for the financial year June 2003 (2,141,571 June 2002) allocated across the Group's various global employee share plans from which allocations may be made to employees. The various Lend Lease employee share plans are described in more detail below.

Australian Based: Employee Share Acquisition Plan (ESAP)

In accordance with the 1988 shareholder approval, ESAP was established in December 1988 for the purpose of employees acquiring shares in Lend Lease Corporation. That plan replaced previous employee ownership facilities in place over the previous decade.

ESAP is funded by Lend Lease subscriptions at the rate of up to 7.5% of annual salary and employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed. Annual salary and profit share subscriptions are used to acquire shares in Lend Lease Corporation at market value on behalf of employees, who may be nominated as members of ESAP.

Employees are also allocated shares on the basis of individual and departmental performance. These shares are issued to the Plan at 50 cents per share from the 0.5% of issued capital mentioned above.

At balance date, approximately 2,000 employees (June 2002 2,000) were eligible to participate in the plan.

US Based: Employee Share Plan

The Lend Lease US Long Term Incentive Share Plan (the Plan) was established in the US in 1998. The Plan was established with a US rabbi trust that holds shares in Lend Lease Corporation to assist payment of benefits under the Plan. Employees may acquire units in the Plan by sacrificing part of their salary and/or benefits, funding the purchase of Lend Lease shares at market value. Units in the Plan are also issued to employees based on individual and departmental performance. Underlying shares are issued to the US Trust at 50 cents per share from the 0.5% of issued capital referred to above. The value of the units to employees is ultimately based upon a combination of the Lend Lease Corporation share price and the US and Australian dollar exchange rate.

The arrangements also cover share plan based long term incentive arrangements for the US employees of Bovis Lend Lease, and associated companies.

Lend Lease Corporation is responsible for the liabilities of the rabbi trust. As the assets of the rabbi trust exceed the liabilities of the rabbi trust no amount is recorded in Lend Lease Corporation's Statement of Financial Position.

The company has put in place US Internal Revenue Service approved share plan arrangements for all US employees to facilitate receipt of profit share entitlements in Lend Lease Corporation shares.

At balance date, approximately 3,600 employees (June 2002 4,800) were eligible to participate in the plan.

UK/European/Asian Based: Employee Share Plan

Two employee share plans (the Plans) were established in 1998, being the UK based Inland Revenue - Approved Plan (the Approved Plan) and the European (Guernsey based) Restricted Share Plan (The Restricted Share Plan). The Plans jointly, are similar in operation to the Australia based ESAP, however the 1998 Approved Plan, (closed in March 2002), was only available to UK employees.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

UK/European/Asian Based: Employee Share Plan continued

In 2002 two new UK based Inland Revenue approved Share Incentive Plans (SIP) were established for the acceptance of employee profit share contributions used to acquire Lend Lease shares, for UK based Lend Lease group employees.

Shares in the above mentioned Restricted Share Plan may be allocated to employees in the UK, Europe and Singapore, based on individual and departmental performance. Shares are issued to this plan from the 0.5% of issued capital referred to above. In addition, the Restricted Share Plan can acquire Lend Lease Corporation shares at market value on behalf of employees. The value of allocations to employees is ultimately based on a combination of the Lend Lease Corporation share price and the respective UK, Euro, Asian currencies and Australian dollar exchange rates.

At balance date, approximately 3,000 employees (June 2002 3,750) were eligible to participate in the plan.

Eligibility

All Lend Lease employees are eligible to participate in a plan. The rules for eligibility for particular plans are determined by reference to the regulatory, legal and tax rules of each country in which the Group operates.

Dividends and/or Voting Rights

Generally employees are entitled to dividends and voting rights for allocated shares. The plans reflect this intention subject to regulatory, legal and tax constraints. Voting and dividend rights on any unallocated shares reside with the trustees of the relevant share plan trusts. The trustee may exercise these rights in accordance with any fiduciary or governance rules pertaining to the Deed or trust laws in the legal/tax jurisdiction the trust operates within.

Terms and Conditions of Allocation and Vesting Shares

The terms and conditions of allocation and vesting of shares vary with the nature of the award provided to each employee and the terms of the plan.

Amounts Recognised in the Statement of Financial Performance

During the year A$10.7 million (June 2002 A$9.7 million) was recognised in the Statement of Financial Performance of the consolidated entity in relation to employee equity based compensation arrangements. This represented cash contributions to employee share plans and the issue of shares to these plans at 50 cents per share.

The fair value of the shares issued by the plans was A$53.1 million (June 2002 A$58.9 million).

Refer to Page 61 for the fair value of instruments issued under the Long Term Incentive Plan.

File No 82-3498

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Summary of Share Movements in Lend Lease Employee Share Plans

	Vested[1]		Unvested[2]		Unallocated[3]		Total	
	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$
2003								
No. of shares at the beginning of year	15,662,980		2,967,342		5,153,308		23,783,630	
Movements during the year:								
Shares acquired by the plans					2,091,723	19,415,901		
Shares granted to employees	4,773,910	41,342,741	47,131	475,697	(4,821,041)	(41,818,438)		
Shares vested during the year	889,811	7,941,130	(889,811)	(7,941,130)				
Shares/cash withdrawn from the plans by employees	(3,467,222)	(32,968,721)			1,125,133	10,916,042		
Shares forfeited by employees			(199,091)	(1,888,078)	199,091	1,888,078		
Cash distribution from the plans					(344,965)	(2,932,203)		
No. of shares in the plans at end of year	17,859,479		1,925,571		3,403,249		23,188,299	
Fair value at end of year[6]		149,126,650		16,078,518		28,417,129		193,622,297
2002								
No. of shares at the beginning of year[5]	14,371,591		3,364,633		6,014,200		23,750,424	
Movements during the year:								
Shares acquired by the plans					2,500,411	23,919,658		
Shares granted to employees	2,981,685	31,910,502	915,750	9,750,751	(3,897,435)	(41,661,253)		
Shares vested during the year	1,124,104	13,207,348	(1,124,104)	(13,207,348)				
Shares/cash withdrawn from the plans by employees	(2,814,400)	(32,793,740)			1,167,195	13,597,271		
Shares forfeited by employees			(188,937)	(2,223,359)	188,937	2,223,359		
Cash distribution from the plans					(820,000)	(10,217,400)		
No. of shares in the plans at end of year	15,662,980		2,967,342		5,153,308		23,783,630	
Fair value at end of year[6]		165,087,809		31,275,785		54,315,866		250,679,460

1 Granted to Lend Lease employees, *fully vested with no outstanding conditions.*
2 Granted to Lend Lease employees but conditional on future employment.
3 Shares held by the Lend Lease employee share plans but not yet allocated to employees.
4 Fair value during the year determined by reference to the ASX weighted average monthly share price.
5 The shares at the beginning of the year reflect accumulated movements since the inception of the share plans.
6 Fair value at 30 June 2003 is at A$8.35 per share (2002 A$10.54).

Notes to the Consolidated Financial Statements continued

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Vested Share Grants by Month

	No. of Shares	Average A$ Per Share	Fair Value A$
2003			
July 2002	79,749	10.23	815,832
August 2002	39,778	10.35	411,702
September 2002	72,285	10.70	773,450
October 2002	43,583	9.84	428,857
November 2002	43,885	9.90	434,462
December 2002	44,953	9.64	433,347
January 2003	48,530	9.71	471,226
February 2003	54,200	8.53	462,326
March 2003	45,649	8.64	394,407
April 2003	40,236	9.58	385,461
May 2003	134,100	9.34	1,252,494
June 2003	4,126,962	8.50	35,079,177
	4,773,910		**41,342,741**
2002			
July 2001	176,535	12.17	2,148,431
August 2001	208,251	11.55	2,405,299
September 2001	117,629	10.58	1,244,515
October 2001	54,280	11.12	603,594
November 2001	60,225	11.21	675,122
December 2001	29,029	11.91	345,735
January 2002	44,322	13.32	590,369
February 2002	34,914	12.72	444,106
March 2002	45,540	11.83	538,738
April 2002	32,089	11.67	374,479
May 2002	39,009	11.16	435,340
June 2002	2,139,862	10.33	22,104,774
	2,981,685		**31,910,502**

In addition to the plans discussed on Page 58, Lend Lease has over the years with the support of shareholders, established a range of employee share ownership vehicles. The earliest plan still in existence today was known as the Staff Share Scheme. This was established in December 1979 after shareholders agreed at the Annual General Meeting that year to allot shares at par to enable employees to participate either directly or indirectly in the future of the Company.

By 1984, legislative and other regulatory changes had made it clear that new arrangements would need to be made. At that year's Annual General Meeting, shareholders approved an annual allotment (for three years) of shares at par for the benefit of employees, and the Chairman foreshadowed the establishment of a new employee share plan.

The Lend Lease Retirement Benefit Fund (RBF) was established in 1984 for the benefit of employees through the allotment at par value of 5 million Lend Lease Corporation shares. The balance of the Lend Lease Corporation shares in RBF at 30 June 2003 was 14.7 million (2002 14.7 million). The shares in RBF are not available to be allocated to employees and in accordance with the trust deed, the capital of the trust is not available to Lend Lease Corporation. The income of the RBF is used to fund Lend Lease Foundation.

In October 1985, the Lend Lease Employee Investment Trust (EIT) was established to enable employees to invest in the company. At that time, shareholders approved a one for ten renounceable rights issue, and the allotment at the same price of an equivalent number of shares to EIT. EIT acquired these shares with debt funds raised through an external financier. Over the years, strong growth in Lend Lease dividend flows enabled EIT to pay down its external debt. At 30 June 2003, there were 19.3 million Lend Lease Corporation shares held by EIT of which 18.5 million shares were available for allocation to employees at the Trustee's discretion. No allocations of units in the trust were made to employees or Directors in the year ended 30 June 2003. In recent times, the Trustee of EIT has directed surplus dividends to help in the funding of the Lend Lease Foundation's programs. In accordance with the Trust Deed, the capital of the trust is not available to Lend Lease Corporation.

Notes to the Consolidated Financial Statements continued

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Since their establishment, both EIT and RBF have acquired shares through on market purchases, participation in bonus issues and through dividend reinvestment. EIT accumulated shares from 1984 to 1988 through the allocation of shares under the 1984 shareholder's resolution to allot 0.5% of the issued capital to employee benefit vehicles.

In 1988 Lend Lease established the Lend Lease Employee Share Acquisition plan (ESAP) as an employee reward scheme. ESAP was established to prospectively replace EIT as the principal employee share plan of the Group in Australia. Other plans have subsequently been established. The details of the employee share plans including ESAP are set out on page 59.

Access to the Lend Lease Foundation is another important employee benefit. Established in 1983, the Foundation's programs are administered by employee trustees. The programs do not affect Group profitability as they are effectively funded by distribution from the RBF and the EIT. The distribution from the trusts and the cost of providing benefits to employees are reflected in the Statement of Financial Performance.

Long Term Incentive Plan

Lend Lease's current Long Term Incentive Program (LTIP) for Senior Executives was introduced and approved by the Board in 1999 and was updated and extended in 2001 and in 2002.

The LTIP is in the form of a dollar figure 'grant' which is notionally 'invested' over time to deliver value depending on:

- whether the Executive remains with the Company – if the Executive resigns before vesting, the grant will lapse;
- whether performance hurdles, which include a service related element, are achieved over the plan period – if the hurdles are not achieved, the grant will lapse; and
- the performance of the Lend Lease share price – the value of the grant on maturity will be determined by the rise in the Lend Lease share price since the date of the grant.

Under the LTIP, a Senior Executive's initial dollar 'grant' is normally allocated equally, or otherwise at the option of the Senior Executive or Board discretion, between:

- Performance Shares (PS) – the value of these will rise or fall with the value of Lend Lease shares; and
- Share Appreciation Rights (SAR) – these are only payable if the price of Lend Lease shares at the date of maturity is higher than the date of grant. The Senior Executive will receive nothing in respect of these if the share price is lower than the price at the date of grant.

For the purposes of the allocation, PS are attributed a value equivalent to the Lend Lease share price at the date of the allocation, while SAR are valued at approximately one third of PS, which reflects their greater risk profile.

The PS exercised during the June 2003 year had a fair value of A$5.1 million which represents the market value of the Lend Lease shares at the date of exercise. The financial effect of these incentives is accrued in the Statement of Financial Performance over the term of the Plan.

Notes to the Consolidated Financial Statements continued

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Long Term Incentive Plan continued

Summary of Stock Appreciation Rights (SAR)/Performance Shares (PS)

			Number of Lend Lease Corporation Share Equivalents [1]							
Grant Date	Expiry or Exercise Date	Grant Price A$	Granted PS	Granted SAR	Lapsed PS	Lapsed SAR	Exercised [2] PS	Exercised [2] SAR	Closing Balance PS	Closing Balance SAR
July 2000	July 2005	21.08	76,840	89,646	53,719	62,672			23,121	26,974
Jan 2001	June 2003	16.19	521,769	688,945		688,945	521,769			
Apr 2001	Apr 2006	12.43	62,694	658,287					62,694	658,287
May 2001	May 2006	14.15	53,004	61,837	53,004	61,837				
July 2001	June 2004	11.98	308,064	359,410					308,064	359,410
July 2001	July 2006	11.98	146,584	299,420	137,990	209,180			8,594	90,240
July 2001	June 2004	12.49	628,816		252,096				376,720	
July 2001	June 2004	12.60	284,993	332,492	96,519	112,605			188,474	219,887
May 2002	June 2004	10.33	1,018,783	2,888,622	48,179	311,972	84,419		886,185	2,576,650
July 2002	June 2005	10.50	765,442	2,679,317	137,653	482,054			627,789	2,197,263
July 2003	June 2006	10.03	210,604						210,604	
July 2003	June 2007	10.03	210,604						210,604	
Total number of PS/SAR			**4,288,197**	**8,057,976**	**779,160**	**1,929,265**	**606,188**	**-**	**2,902,849**	**6,128,711**

1 Lend Lease Corporation Share Equivalents represent a notional investment in Lend Lease shares. Under the terms of the LTIP no new Lend Lease shares can be issued. A detailed description of the scheme is given above.
2 The PS exercised during the June 2003 year had a fair value of A$5,114,897 which represents the market value of the Lend Lease shares at the date of exercise. No SAR were exercised during the year.
Comparative information has not been provided, as it is not practical to do so.

Notes to the Consolidated Financial Statements continued

35. Employees' and Directors' Compensation continued

(d) Directors' Compensation

The number of Directors of Lend Lease Corporation whose total income from the Company and related entities including fringe benefits tax, falls within the following bands:

A$000s	Company June 2003 Number	Company June 2002 Number
100 – 109		1
120 – 129	1	1
130 – 139	1	
200 – 209		1
210 – 219	1	
220 – 229		1
240 – 249	1	
250 – 259	1	1
270 – 279		1
300 – 309		1
340 – 349	1	
380 – 389	1	
390 – 399		1
460 – 469		1
1,500 – 1,509	1	
1,510 – 1,519	1	
2,090 – 2,099	1	
2,830 - 2,839		1
3,160 - 3,169		1
3,350 - 3,359		1
8,340 – 8,349	1	
Total	**11**	**12**

	Consolidated June 2003 A$000s	Consolidated June 2002 A$000s	Company June 2003 A$000s	Company June 2002 A$000s
Total income inclusive of retirement benefits, notional value of superannuation contributions to Executive Directors (if in an Australian fund), market value of matured units in the Global Reward Scheme and fringe benefit tax paid or payable to Directors of the Lend Lease Group (including Directors of subsidiary Companies) from Lend Lease Corporation and related entities	66,990	55,598	18,538	11,705
Included above are Directors' fees paid or payable by Lend Lease Corporation to non Executive Directors of Lend Lease Corporation	1,146	1,385	1,146	1,385
Included above are consulting fees paid or payable by Lend Lease Corporation to non Executive Directors of Lend Lease Corporation	**336**	**636**	**336**	**636**

Notes to the Consolidated Financial Statements continued

35. Employees' and Directors' Compensation continued

(e) Executives' Compensation

For the purpose of this disclosure, Executive officers are those Australian based individuals who are involved in the strategic direction and management of the Lend Lease Group. The disclosure is in accordance with the Australian Accounting Standard AASB 1034, which requires the disclosure of the number of Australian based Executive officers whose total income from Lend Lease and related entities exceeds A$100,000 within the following bands:

	Consolidated		Company	
A$000s	June 2003 Number	June 2002 Number	June 2003 Number	June 2002 Number
160 – 169	1	1		
250 – 259	1			
260 – 269		1		
280 – 289		1		
300 – 309	1			
320 – 329	1	1		
340 – 349		1		
360 – 369	1	1		
380 – 389		1		1
410 – 419	1		1	
430 – 439	3	1	1	
450 – 459		1		
460 – 469	1		1	
480 – 489		1		
520 – 529	1	1		1
530 – 539	2			
570 – 579		1		
580 – 589	1			
600 – 609		1		
610 – 619		1		1
630 – 639	1		1	
650 – 659		1		1
670 – 679		2		1
700 – 709	2		2	
760 – 769	1			
860 – 869		1		
870 – 879		1		
890 – 899	1			
960 – 969		1		
1,410 - 1,419		1		1
1,500 – 1,509	1		1	
1,510 - 1,519	1	1	1	1
2,090 – 2,099	1		1	
2,830 - 2,839		1		1
3,160 - 3,169		1		1
3,350 - 3,359		1		1
8,340 – 8,349	1		1	
Total	**23**	**25**	**10**	**10**
	A$000s	A$000s	A$000s	A$000s
Total compensation [1]	**22,955**	**22,814**	**16,835**	**15,131**

1 Total Income includes fringe benefit tax, notional value of superannuation contributions (if in the Australian Fund), market value of matured shares in employee share plans and retirement benefits paid or payable to these Executives from Lend Lease and related parties.

36. Related Party Information

Directors

The names of each person who has been a Director of the Company between 1 July 2002 and the date of this report is:

D A Crawford, Chairman	Director since 2001, appointed Chairman 29 May 2003
G A Clarke, Managing Director	Appointed Managing Director 9 December 2002
R A Longes, Deputy Chairman	Director since 1986, Deputy Chairman since 2000
G G Edington	Director since 1999
P C Goldmark	Director since 1999
R E Tsenin	Director since 1997
J K Conway, Chairman	Director since 1992, Deputy Chairman since 1998, appointed Chairman in 2000, retired 29 May 2003
D H Higgins, Managing Director	Managing Director since 1995, retired 31 January 2003
A Aiello	Director since 1998, retired 31 December 2002
D J Grady	Director since 1994, retired 1 July 2002
R G Mueller, CBE	Director since 1996, retired 8 November 2002
Y H Chua, BBM	Director since 1994, retired 8 November 2002

Loans made to Directors of the Lend Lease Group

These loans relate to the private affairs of the individuals concerned and are disclosed to ensure compliance with Accounting Standard AASB 1017 Related Party Disclosures and the Australian Stock Exchange Listing Rules.

Loan Schemes

At balance date there were two interest free loans (June 2002 two) made by Lend Lease Corporation ranging from A$30,789 to A$54,474 (June 2002 A$56,536 to A$85,816) totalling A$85,263 (June 2002 A$142,352) and one loan with interest payable at 2.7% (June 2002 2%) totalling A$261,539 (June 2002 A$298,246).

Loans repaid by the following Directors during the year amounted to A$44,127 (June 2002 A$234,385).

- LS Ng and LM Ng

Included in loan repayments are amounts totalling A$nil (June 2002 A$59,385) which were forgiven as part of Executive compensation (refer Note 35(f) Directors' and Executives' Compensation).

Shareholdings of Directors of Lend Lease Corporation

At balance date, the aggregate number of issued shares held directly, indirectly or beneficially by Directors and/or Director related entities amounted to 103,500 shares (June 2002 200,999 shares). During the year 37,241 (June 2002 22,340) shares were acquired and no shares were sold (June 2002 nil).

Other Director Transactions

Transactions entered into during the year with Directors and Director related entities of Lend Lease within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available on similar transactions to other employees, customers or suppliers include: salaries and benefits from full time employment; dividends and distributions from shareholdings in Lend Lease Corporation and building services supplied by entities in the property services operations.

Ownership Interests in Related Parties and Transactions with Controlled Entities

Interests held in controlled entities and associated companies, joint ventures, partnerships and trusts, are set out in Notes 31, 32, 33 and 34 to the financial statements.

Lend Lease Corporation provides a wide range of corporate services to its controlled entities which include: administrative; advertising; accounting; employee services such as the administration of salaries and superannuation; finance; insurances; legal; public relations; company secretarial and treasury. Costs incurred in providing such services are recovered accordingly from the entities concerned.

Notes to the Consolidated Financial Statements continued

36. Related Party Information continued

Managed Funds

All transactions between managed property trusts and Lend Lease are determined at an arm's length commercial basis and are subject to independent assessment where appropriate and approval by an independent trustee or board.

Property Trusts and Funds

Lend Lease is the fund manager for several property trusts and funds. As fund manager, Lend Lease is responsible for all management activities arising from the trust's and fund's ownership of properties. The manager is also responsible for implementing policies, monitoring the performance of each property, ensuring the return is maximised for the trusts and funds and for managing the liquid funds of the trusts and funds. For these services, Lend Lease is paid a fee in accordance with respective deeds of the trusts and funds.

	Managed Funds June 2003 A$m	Managed Funds June 2002 A$m
Services provided by Lend Lease		
Management of trusts	169.3	157.5
Expense reimbursements to Lend Lease		
Administrative and property rental expenses	19.7	14.6

Services provided by Lend Lease comprise:

Investment management includes strategic investment advice, total asset management and investment portfolio management.

Asset management comprises property management services, property portfolio advisory services, maintenance and insurances, strategic advice and management supervision services, administration, marketing and risk management services.

Integrated Development Businesses includes property capital works, design and construction services, development and refurbishment.

37. Discontinuing Operations

On 29 May 2003, Lend Lease announced the finalisation of the REI strategic review and the Company's intention to simplify its strategy to one real estate services business (based on Bovis Lend Lease's presence around the world) with selective specialisation in real estate services and funds management in each of the major regions.

Accordingly, Lend Lease is exiting, over time, the North American real estate investments markets (both equity and debt), Asian debt markets including management of the International Distressed Debt Fund (IDDF) and other non performing loan servicing activities, certain components of it's European real estate investments business and the Global Fund management advisory business.

The following table details those businesses which have been treated as discontinuing operations. These discontinuing operations form part of Lend Lease's REI Debt and Equity business segments and are across all geographical segments (refer Note 2 Segment Reporting).

Entity/Business	Region	Entity/Business	Region
US Equity Advisory	US	Lend Lease Rosen	US
HCI	US	Rosen Consulting	US
CapMark	US	VEF series co-mingled fund platform	US
Asset Management – North America	US	Lend Lease Mortgage Capital	US
Asset Management – Mexico	US	Structured Finance	US
Debt Advisory	US	Lend Lease Agri-Business	US
Program Lending	US	Lend Lease US Office Trust	Australia
Lend Lease Hyperion JV	US	Asia Debt	Asia
HFF [1]	US	Global Fund Advisory	Global
Cordia Senior Living [1]	US	Europe Non Retail Equity	Europe
Winn Residential	US	Lend Lease Houlihan Rovers	Europe

1 Sold during the year ended 30 June 2003.

Notes to the Consolidated Financial Statements continued

37. Discontinuing Operations continued

The date for completion of the disposals of all discontinuing operations cannot be determined at this time.

	Consolidated June 2003 A$m	June 2002 A$m
Financial Performance of Discontinued Operations		
Revenue from ordinary activities (excluding sale of operations)	610.4	740.9
Revenue from the sale of operations	15.4	
Total revenue from ordinary activities	**625.8**	**740.9**
Expenses from ordinary activities	575.0	715.0
Carrying amount of net assets of operations sold	13.6	
Disposal costs of operations sold	1.8	
Writedown of REI businesses	882.0	
Total expenses from ordinary activities	**1,472.4**	**715.0**
Share of net profit of associates accounted for using the equity method	14.1	10.1
(Loss)/profit before tax from ordinary activities	**(832.5)**	**36.0**
Income tax expense relating to ordinary activities [1]	17.4	12.7
Income tax expense relating to writeoff of future income tax benefits previously recognised in prior years	63.0	
(Loss)/profit after tax from ordinary activities [2]	**(912.9)**	**23.3**
Financial Position of Discontinued Operations		
Current assets	646.2	578.1
Non current assets	1,017.3	2,012.6
Current liabilities	280.5	294.8
Non current liabilities	139.1	167.5
Net assets	**1,243.9**	**2,128.4**
Cash Flow of Discontinued Operations		
Net cash inflow from operating activities	127.5	254.4
Net cash outflow from investing activities	(166.1)	(328.9)
Net cash inflow from financing activities	38.6	74.5
Net cash	-	-

1 The net assets of HFF and Cordia Senior Living were sold during the period resulting in nil profit before and after tax.
2 Includes A$32.1 million operating profit after tax excluding writedown of REI businesses of A$945.0 million after tax.

Sale agreements have been entered into in relation to the US Equity Advisory, Asset Management – Mexico, Debt Advisory, Program Lending, Lend Lease Hyperion JV and Lend Lease Mortgage Capital businesses for approximately US$145.5 (A$223.8 million) in relation to approximately US$144.0 million (A$221.5 million) of net assets, the value of which is largely dependent upon consents. The date for finalisation and settlement of the sale is dependant upon obtaining consents and cannot be determined at this time.

Events Subsequent to Balance Date

Since 30 June 2003, Lend Lease has sold HCI (1 July 2003), CapMark (14 July 2003) and Asset Management – North America (14 July 2003) resulting in a US$6.6 million (A$10.2 million) profit before tax, US$3.9 million (A$6.0 million) profit after tax.

The financial effect of the above transactions has not been bought to account in the financial statements for the year ended 30 June 2003.

Directors' Declaration

In the opinion of the Directors of Lend Lease Corporation Limited:

1. The Financial Statements and notes set out on pages 1 to 67 are in accordance with the Corporations Act 2001, including:
   (a) giving a true and fair view of the financial position of the consolidated entity as at 30 June 2003 and of its performance, as represented by the results of its operations and cash flows for the year ended on that date; and
   (b) complying with Australian Accounting Standards and the Corporations Regulations 2001;
2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Sydney, 20 August 2003.

Signed in accordance with a resolution of Directors:

D A Crawford
Chairman

G A Clarke
Managing Director

KPMG

Independent audit report to members of Lend Lease Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes 1 to 37 to the financial statements, and the directors' declaration for both Lend Lease Corporation Limited (the "Company") and the Consolidated Entity, for the year ended 30 June 2003. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Lend Lease Corporation Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Geoff Wilson

G R Wilson
Partner
Sydney, 20 August 2003

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

Question 7. Standby credit facilities are as follows:

Standby cash facilities

Available on 1 day's notice and subject to annual review:

	2002 $	2003 $
ABN Amro	75,000,000	50,000,000
HSBC	100,000,000	100,000,000
Westpac Bank	75,000,000	-

Bank overdraft facilities

Available on 1 day's notice and subject to annual review:

Westpac Banking Corporation	10,000,000	10,000,000

This is annexure B of 1 page referred to in Form 711 (Statement Relating to Accounts of a Dealer that is a Body Corporate).

[signature]
Director

S. Sharpe
~~Director~~/Secretary

26 / 9 /2003

KPMG

Independent audit report to the directors of Lend Lease Corporation Limited

Pursuant to Section 860(2) of the Corporations Act 2001 (Form 711)

Scope of statutory financial report audit

We have conducted an independent audit of the statutory financial report of Lend Lease Corporation Limited for the year ended 30 June 2003 in accordance with Part 2M.3 of the Corporations Act 2001 in order to express an opinion on it to the members of the Dealer. The statutory financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001 in Australia.

Our statutory audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's financial position and performance as represented by the results of its operations and its cash flows.

Our unqualified audit opinion on the statutory financial report for the year ended 30 June 2003 dated 20 August 2003 was formed on the above basis.

Additional scope pursuant to Section 860(2) of the Corporations Act 2001

We have audited the attached statement (Form 711) of Lend Lease Corporation Limited for the year ended 30 June 2003. The attached statement provides supplementary financial information relating to the financial report of a dealer that is a body corporate. The directors are responsible for the preparation and presentation of Form 711 and the information it contains.

This audit report has been prepared for the directors and the Australian Securities and Investments Commission (ASIC) in accordance with Section 860(2) of the Corporations Act 2001. We disclaim any assumption of responsibility for any reliance on this report or the attached statement to which it relates, to any person other than the directors and ASIC, or for any purpose other than that for which it was prepared.

We have conducted an independent audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the attached statement is free of material misstatement.

We have performed additional work beyond that which is performed in our capacity as statutory auditors of the financial report. There are overlaps between our statutory financial report audit work, where a degree of reliance is placed upon key internal control systems, and work necessary for the purposes of preparing this report. Additional procedures performed for the purposes of this report included examination, on a test basis, of evidence supporting the amounts

KPMG

and disclosures made in the attached statement. These procedures have been undertaken to form an opinion as to whether, in all material respects, the attached statement (Form 711) has been drawn up so as to provide the information required by the Corporations Act 2001 and Regulations.

Our audit opinion pursuant to the Section 860(2) of the Corporations Act 2001 has been formed on the above basis.

Audit opinion

In our opinion:

(a) the attached statement (Form 711) relating to the financial report of Lend Lease Corporation Limited has been properly drawn up so as to provide the information required by the Corporations Regulations 2001; and

(b) the statutory financial report of Lend Lease Corporation Limited shows a true and fair view of the Dealer's financial position as at 30 June 2003 and of the financial performance of the dealer for the year ended on that date in accordance with the Accounting Standards and other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Geoff Wilson

Geoff Wilson
Partner

Sydney

30 September 2003

KPMG

Independent audit report to the directors of Lend Lease Corporation Limited

Pursuant to Section 860(2) of the Corporations Act 2001 (Form 712)

Preliminary particulars

The auditor making the following report practises under the following name: KPMG.

The name of the company whose financial report has been audited and the financial year to which it relates is as follows:

Name	Lend Lease Corporation Limited
Financial year ended	30 June 2003

and in the following report that entity is called "the Dealer".

Scope of statutory financial report audit

We have conducted an independent audit of the statutory financial report of Lend Lease Corporation Limited for the year ended 30 June 2003 in accordance with Part 2M.3 of the Corporations Act 2001 in order to express an opinion on it to the members of the Dealer. The statutory financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001 in Australia.

Our statutory audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Dealer's financial position and performance as represented by the results of its operations and its cash flows.

Our unqualified audit report on the statutory financial report for the year ended 30 June 2003 dated 20 August 2003 was formed on the above basis.

Additional scope pursuant to Section 860(2) of the Corporations Act 2001

We have also conducted an independent audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the Dealer has complied with requirements for dealing activities as set out in Chapter 7 of the Corporations Act 2001 and the relevant Regulations. The Dealer's directors are responsible for establishing systems and internal controls, which ensure dealing activities, are undertaken in accordance with these statutory requirements.

This audit report has been prepared for the directors and the Australian Securities and Investments Commission (ASIC) in accordance with Section 860(2) of the Corporations Act

KPMG

2001. We disclaim any assumption of responsibility for any reliance on this report to any person other than the directors and ASIC, or for any purpose other than that for which it was prepared.

In order to form our opinion pursuant to Section 860(2) we have performed additional work beyond that which is performed in our capacity as auditors of the statutory financial report. There are overlaps between our statutory financial report audit work, where a degree of reliance is placed upon key internal control systems, and work necessary for the purposes of preparing this report. Additional procedures performed for the purposes of this report included obtaining an understanding of the systems and internal controls in relation to dealing activities and examination, on a test basis, of accounting records and other evidence supporting compliance with requirements for dealing activities pursuant to Chapter 7 of the Corporations Act 2001 and the relevant Regulations.

It should be noted that the accounting records and data relied upon for compliance reporting are not continuously audited and do not necessarily reflect after the event accounting adjustments and the normal year end financial adjustments for such matters as accruals, prepayments, provisioning and valuations necessary for year end financial report preparation.

Our review of the Dealer's systems of internal control was for the purpose of determining the appropriate audit procedures to enable an opinion to be expressed on the statutory financial report and compliance with Chapter 7 of the Corporations Act 2001 and the relevant Regulations. This review was not a comprehensive review of all those systems or of the system taken as a whole and was not designed to uncover all weaknesses in those systems. We have inspected the Dealer's licence and have noted:

(a) Any conditions or restrictions it contains; and

(b) Any applicable conditions or restrictions under the Corporations Regulations 2001.

The Dealer placed no restrictions on the scope of our audit and all information and explanations required were received.

Our audit opinion pursuant to the Section 860(2) of the Corporations Act 2001 has been formed on the above basis.

Audit opinion

In our opinion:

(a) The accounting and other records kept by the Dealer comply with Section 856 and 872 of the Corporations Act 2001 ("the Act");

(b) The internal control procedures of the Dealer are adequate having regard to the nature and size of the business of the dealer;

(c) Client's securities have not been pledged by the Dealer otherwise than in accordance with Section 873 of the Act;

KPMG

(d) Securities held for sale or for safe custody (or any other purpose) or purchased for clients and paid for by them have been held unencumbered by the Dealer;

(e) The trust account has been maintained at all times during the year in accordance with Section 866 to 871 (inclusive) of the Act and the accounting for the trust account is adequate;

(f) The Dealer has properly held or disposed of all securities received by the Dealer;

(g) The internal procedures designed to ensure compliance with all the conditions or restrictions applicable to the Dealer's licence are adequate;

(h) No matter has arisen during the year which would have required us to report to the Commission under Section 861 of the Act; and

(i) All conditions or restrictions of a financial nature applicable to the Dealer's licence have been complied with.

KPMG

KPMG

Geoff Wilson

Geoff Wilson
Partner

Sydney

30 September 2003

ASIC registered agent number
lodging party or agent name Lend Lease Corporation Limited
office, level, building name or PO Box no. Level 46 Tower Building
street number and name Australia Square
suburb / city Sydney state/territory NSW postcode 2000
telephone (02) 9236 6111
facsimile (02) 9252 2192
DX number suburb / city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **803**

annual statement by a licensee or former licensee

Corporations Act 2001
1157(1)

If insufficient space enclose details in an annexure. See pages 4-5 for requirements relating to annexures and information about other documents to be lodged with this application.

Relevant period of annual statement

Unless otherwise indicated, the information given in the annual statement must be information relating to the licensee during the relevant period.
If the annual statement is lodged by a former licensee, it should be made up to the last day on which the licence was in force.

relevant period (d/m/y) from 1 / 7 / 02 to 30 / 6 / 03

Details of licence

type of licence ☒ futures broker ☐ futures adviser
type of licensee ☐ person ☒ body corporate

licence number 78190

Details of the licensee

If licensee is a person

name (family & given names)
specify any other name under which you held the licence

address
suburb/city state postcode

postal address (if different from the address given above)

state postcode

If licensee is a body corporate

name of body corporate Lend Lease Corporation Limited
registered office
at the office of
office, level, building name Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney NSW 2000
country (if not Australia)
telephone 02 9236 6111
telex

postal address (if different from the address given above)

state postcode

set out in an annexure for each officer of the licensee (each person who was, during the relevant period, a director, or secretary) details as follows:

name (family & given names) Refer Annexure A
address
suburb/city state postcode
details of birth (d/m/y) / / town & state country (if not Australia)
office & date appointed (d/m/y) ☐ director / / ☐ secretary / /

All licensees

specify the name of each business that the licensee carried on under the licence
Lend Lease Real Estate Securities

if any change during the relevant period to the nature of the activity for which the licence is required, give details

principal business office

office, level, building name Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state NSW postcode 2000
country (if not Australia)
telephone (02) 9237 5089 facsimile (02) 9277 2661
telex DX number suburb/city

other business offices where business was carried on under the licence

office, level, building name
street number & name
suburb/city state postcode
country (if not Australia)
telephone ( ) ( )
telex DX number suburb/city

activity for which the licence was held

has a change occurred during the relevant period in the nature of the activity?
☐ yes ☒ no
if YES, specify

partnerships

If the licensee is a person, was the business carried on under the licence in partnership?
☐ yes ☐ no if YES, give details as follows:
interest in the partnership
(expressed as a percentage of the funds of the partnership)

details of partners

name (family & given names)
residential address
suburb/city state postcode

name (family & given names)
residential address
suburb/city state postcode

name (family & given names)
residential address
suburb/city state postcode

share in profits

Give details of any person (other than any partner named above) who shared directly or indirectly in the profits of the business.

name (family & given names) ____
address ____
suburb/city ____ state ____ postcode ____

name (family & given names) ____
address ____
suburb/city ____ state ____ postcode ____

controlling influences

Give details of any person (other than any partner named above or any officer of a licensee body corporate) who exercised a controlling influence, directly or indirectly, or had the power to exercise a controlling influence, over the management and policies of the business.

name (family & given names) Lend Lease Corporation Limited is a company listed on the
address Australian Stock Exchange
suburb/city ____ state ____ postcode ____

name (family & given names) ____
address ____
suburb/city ____ state ____ postcode ____

other directorships

During the relevant period were you or any officer of the licesee body corporate **appointed** as a director of any body corporate (wherever incorporated?)

[X] yes [ ] no if YES, give details as follows:

licensee or officer name Refer Annexure B
name of body corporate ____
place of incorporation ____
date of appointment (d/m/y) __/__/__

licensee or officer name ____
name of body corporate ____
place of incorporation ____
date of appointment (d/m/y) __/__/__

During the relevant period did you or any officr of the licensee body corporate **cease** to hold office as a director of any body corporate (wherever incorporated?)

[X] yes [ ] no if YES, give details as follows:

licensee or officer name Refer Annexure C
name of body corporate ____
place of incorporation ____
date of ceasing (d/m/y) __/__/__
manner of ceasing [ ] resignation [ ] removal [ ] death

licensee or officer name ____
name of body corporate ____
place of incorporation ____
date of ceasing (d/m/y) __/__/__
manner of ceasing [ ] resignation [ ] removal [ ] death

relevant interests

Did you or any officer of the licensee body corporate acquire a relevant interest by holding more than 10% of the issued shares) in any body corporate?

[ ] yes [X] no if YES, give details as follows:

licensee or officer name ____
name of body corporate ____
place of incorporation ____
details of relevant interest ____

licensee or officer name ____
name of body corporate ____
place of incorporation ____
details of relevant interest ____

Where licensee is a body corporate and a member of a futures exchange or futures association,
☐ futures exchange ☐ futures association

name of exchange or association When the Sydney Futures Exchange eliminated the Associated Participant
membership number class, Lend Lease Corporation Limited ceased participation.

does the licence enable dealing in all kinds of futures contracts?
☐ yes ☐ no

is the licence restricted to dealing only in certain kinds of futures contracts?
☐ yes ☐ no

if yes, show particulars of those contracts.

During the relevant period have you, or any officers of the licensee body corporate, whether within Australia or overseas

		yes	no
(a)	been licensed, registered or otherwise authorised under a law which requires a person or body corporation to be licensed, registered or otherwise authorised in order to carry on any of the following activities or to carry on activities that are substantially the same:		
	(i) dealing in futures contracts	☐	☒
	(ii) acting as a futures adviser	☐	☒
(b)	been licensed, registered or otherwise authorised by law to carry on any trade, business or profession?	☒	☐
(c)	been refused the right or been restricted in the right to carry on any trade, business or profession for which a licence, registration or other authority is required by law?	☐	☒
(d)	been a member or partner in a member firm of any securities, stock, futures, commodities or other exchange?	☐	☒
(e)	dealt in futures contracts on his or her own behalf?	☐	☒
(f)	been an agent, employee or officer of, or a partner of, or other participant in, a business that dealt in futures contracts on its own account?	☐	☒
(g)	been suspended from membership of, or disciplined by, any securities, stock, futures, commodities or other exchange?	☐	☒
(h)	been removed from membership of, or disciplined by, any professional body?	☐	☒
(i)	been refused membership of any securities, stock, futures, commodities or other exchange?	☐	☒
(j)	carried on business under any name other than the name or names shown in this annual statement?	☐	☒
(k)	been known by any name other than the name or names shown in this annual statement?	☒	☐
(l)	been convicted of any offence other than a traffic offence?	☐	☒
	If yes, and the offence involved dishonesty, fraud or theft, set out in an annexure the item number and relevant details.	☐	☒
(m)	been the subject of any judgement, including findings in relation to fraud, misrepresentation or dishonesty, in any civil proceedings?	☐	☒
	If yes, is the judgement satisfied? ☐ yes ☐ no		
(n)	been an insolvent under administration?	☐	☒

If yes, set out in an annexure:

(i) for a status equivalent to that of an insolvent under administration under the law of an external territory or a country other than Australia
- all relevant details

(ii) for a declaration of bankruptcy
- the date of the declaration
- the district in which the declaration was made
- the bankruptcy number

(iii) for a deed of arrangement, assignment or where creditors have accepted a composition under Part X of the Bankruptcy Act 1966
- the date of the deed or arrangement or assignment or the special resolution accepting composition
- the district in which the deed of arrangement or assignment was entered or the composition accepted
- the name and address of the trustee of the deed of arrangement or assignment or of the composition
- the identifying number used in relation to the deed of arrangement or assignment or the compostion in the office of the Registrar in Bankruptcy

		yes	no
(o)	been engaged in the management of any body corporate other than the body corporate named above of which you, or any officer of the licensee, are a director?	☐	☒
(p)	been refused a fidelity or surety bond?	☐	☒
(q)	given a proper authority to any person?	☐	☒

If yes, did the licensee cease to be a licensee before the date that this annual statement will be lodged?

☐ yes ☐ no

if yes date of ceasing (d/m/y) / /
number of persons who held a proper authority from the licensee on the above date

if no give the number of persons who held a proper authority on the day this annual statement will be lodged 4

(r)	been would up, had a receiver or receiver and manager appointed, been under official management, or en-tered into a compromise or scheme of arrangement?	☐	☒

Signature

This form must be signed by the licensee, a director or secretary (or equivalent) of the licensee body corporate.

print name Susan June Sharpe capacity Company Secretary

print name of body corporate Lend Lease Corporation Limited

(if licensee is a body corporate)

sign here S. Sharpe date 26 / 9 /2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

File No 82-5496

ANNEXURE A

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

LIST OF OFFICERS

DIRECTOR/SECRETARY	RESIDENTIAL ADDRESS	DATE & PLACE OF BIRTH	DATE APPOINTED	OFFICE HELD
AIELLO, Albert	81 Carisbrooke Road Wellesley MA 02181 USA	20/11/1942 New York, USA	22/05/1998	Director
CHUA, Yong Hai	17 Cheng Soon Crescent Singapore 599889	17/05/1944 Singapore	28/10/1994	Director
CONWAY, Jill Ker	Apartment 8B 65 Commonwealth Avenue Boston MA 02116 USA	09/10/1934 Hillston, NSW	04/04/1992	Director
CLARKE, Gregory Allison	Pinehurst, Friary Road South Ascot, Berkshire SL5 9HD England	27/10/1957 Leicester, England	09/12/2002	Director
CRAWFORD, David Alexander	35 Prospect Hill Road Camberwell VIC 3124	17/01/1944 Melbourne, VIC	19/07/2001	Director
EDINGTON, George Gordon	7 St Simons Avenue Putney, London SW15 6DU England	07/09/1945 London, England	01/12/1999	Director
GOLDMARK, Peter Carl	Apartment 309 535 Dean Street Brooklyn NY 11217 USA	02/12/1940 New York, USA	01/12/1999	Director
GRADY, Diane Jennifer	15 Noonbinna Crescent Northbridge NSW 2063	31/07/1948 Arizona, USA	27/06/1994	Director

This is page 1 of Annexure A of 2 pages referred to in Form 803

S. Sharpe

S J Sharpe - Company Secretary
26 / 9 / 2003

ANNEXURE A

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

LIST OF OFFICERS

DIRECTOR/SECRETARY	RESIDENTIAL ADDRESS	DATE & PLACE OF BIRTH	DATE APPOINTED	OFFICE HELD
HIGGINS, David Hartmann	The Mill, Mill Lane Henley-on-Thames RG9 4HB England	01/11/1954 Sydney, NSW	07/03/1995	Director
LONGES, Richard Anthony	11-13 Palm Beach Road Palm Beach NSW 2108	18/07/1945 London, England	22/05/1986	Director
MUELLER, Rudolf Gottfried	8 Cumberland Terrace Regent's Park, London NW1 4HS England	28/05/1934 St Gallen, Switzerland	24/05/1996	Director
TSENIN, Robert Eugene	116 Louisa Road Birchgrove NSW 2041	19/06/1949 Hong Kong	03/02/1997	Director
CREWES, Philip William	60 North Avoca Parade North Avoca NSW 2260	29/12/1951 Sydney, NSW	03/11/1995	Secretary
SHARPE, Susan June	26 Freeman Avenue Oatley NSW 2223	30/06/1955 Sydney, NSW	12/02/1997	Secretary

This is page 2 of Annexure A of 2 pages referred to in Form 803

S. Sharpe
S J Sharpe - Company Secretary
26 / 9 / 2003

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

APPOINTMENT AS DIRECTOR OR OFFICERS

Director	Name of Body Corporate	Place of Incorporation	Date of Appointment
G A Clarke	Lend Lease Corporation Limited	NSW	09/12/2002
D A Crawford	Westpac Financial Services Group Limited	NSW	09/09/2002
R E Tsenin	Lend Lease Global Properties SICAF	Luxembourg	01/2003
S J Sharpe	Lend Lease Insurance Limited (alternate director)	NSW	25/10/2002

This is page 1 of Annexure B of 1 page referred to in Form 803

S. Sharpe
S J Sharpe - Company Secretary
26 / 9 /2003

ANNEXURE C

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

CESSATION AS DIRECTOR OR OFFICERS

Director	Name of Body Corporate	Place of Incorporation	Date of Cessation	Manner of Cessation
A Aiello	Ventius Corporation	USA	01/10/2002	Resignation
	Lend Lease Corporation Limited	NSW	31/12/2002	Resignation
Y H Chua	Lend Lease Corporation Limited	NSW	08/11/2002	Resignation
J K Conway	Lend Lease Corporation Limited	NSW	29/05/2003	Resignation
D A Crawford	Westpac General Insurance Limited	NSW	15/11/2002	Resignation
G G Edington	Greycoat Estates Limited	UK	23/05/2003	Resignation
P C Goldmark	International Herald Tribune	France	31/01/2003	Resignation
D J Grady	Lend Lease Corporation Limited	NSW	01/07/2002	Resignation
D H Higgins	Lend Lease Corporation Limited	NSW	31/01/2003	Resignation
R G Mueller	Lend Lease Corporation Limited	NSW	08/11/2002	Resignation
S J Sharpe	Lend Lease Insurance Limited (alternate director)	NSW	25/10/2002	Resignation
	Lend Lease International Pty Limited (alternate director)	NSW	31/12/2002	Resignation

This is page 1 of Annexure C of 1 page referred to in Form 803

S. Sharpe

S J Sharpe / Company Secretary
26 / 9 /2003

Subsection 1218(2)

FORM 806
Corporation Act 2001

PROFIT AND LOSS ACCOUNT AND BALANCE SHEET OF A FUTURES BROKER THAT IS A BODY CORPORATE

Note: Before completing this statement please read carefully the "Directions for completing Form 806" at the end of this form

1. The name of the body corporate to which the accounts relate is: **Lend Lease Corporation Limited**

and in this statement that body corporate is called **"the broker"**

2. Specify here the number of the futures brokers licence held by the broker: **78190**

3. The accounts are a true copy of the audited accounts of the broker relating to the financial year ending on **30 June 2003** and the Auditor's Report attached to the accounts is a true copy of the Auditor's Report on the audited accounts. **Refer Annexure A**

4. The following supplementary information is submitted in support of the accounts:

INFORMATION SUPPLEMENTING THE PROFIT AND LOSS ACCOUNT

			Last Year 2002 $	This Year 2003 $
1.	(a)	Revenue:		
		Profit (losses) from trading in futures contracts	-	-
		Brokerage	-	-
		Underwriting Commission	-	-
		Profit (losses) from trading other than in futures contracts	86,939,868	55,642,098
		Dividends	60,303,808	11,983,978
		Interest	161,300,899	142,738,442
		Other	28,023,790	38,768,415
		Total Revenue	**336,568,365**	**249,132,933**
	(b)	Less Expenses –		
		Bad debts written off	-	-
		Amount provided for doubtful debts	-	-
		Interest	51,635,345	33,808,503
		Other Expenses	178,823,949	362,007,693
		Total Expenses	**230,459,294**	**395,816,196**
	(c)	Operating Profit/(Loss) before Income Tax	106,109,071	(146,683,263)
		less Income Tax Expense	45,043,228	29,543,353
		Operating profit	61,065,843	(176,226,616)
		Extraordinary items (net of Income Tax where applicable) *(attach list detailing gains and losses separately and any income tax involvements)*	-	-
		Operating profit/(loss) and extraordinary Items for the year	**61,065,843**	**(176,226,616)**

2. The transactions conducted by the broker during the financial year:
   (a) were without exception on the broker's own account; or
   (b) included transactions on account of persons other than the broker.

INFORMATION SUPPLEMENTING THE BALANCE SHEET

		Last Year 2002 $	This Year 2003 $
3.	**Contingent Liabilities and Capital Commitments:**		
	(a) Contingent liabilities:		
	Underwriting	-	-
	Sub-underwriting	-	-
	less amount covered by sub-underwriting with other	-	-
	persons	-	-
	Other *(specify particulars here)*		
	(b) Capital Commitments *(specify particulars here):*	-	-
4.	Standby credit facilities – show for each facility:		
	(i) amount		
	(ii) type	Refer Annexure B	
	(iii) source		
	(iv) terms and availability		
5.	Subordinated loans – show for each loan:		
	(i) amount	-	-
	(ii) source	-	-
	(iii) duration	-	-
6.	Foreign Exchange exposure – to the extent not disclosed in the attached accounts show the gain or loss that would be realised at prevailing rates of exchange	-	-
7.	The assets and liabilities of each body corporate controlled by the broker or any other venture in which the broker has a financial interest are not in our opinion such as to affect adversely to a material extent the broker's financial position.		
8.	Liquid Capital:		
	Securities listed on a stock exchange (at cost or market value, whichever is the lower)		
	Amounts owed by:		
	Brokers	-	-
	Clients	-	-
	Other	198,884	382,008
	Sundry debtors (after providing for doubtful debts)	-	-
	Prepayments	-	-
	Other liquid capital *(specify particulars here)*		
	Cash at Bank and on Hand	114,055	11,973
	less total liabilities	(1,453,855,232)	(1,972,628,829)
	TOTAL LIQUID FUNDS	**(1,453,542,293)**	**(1,972,234,848)**
9.	**Assets**		
	(a) Bills of Exchange: show separately bills to mature within:		
	30 days	-	-
	90 days	-	-
	180 days	-	-
	Bills of Exchange to mature over 180 days	-	-

			Last Year 2002 $	This Year 2003 $
	(b)	Debtors:		
		Amounts owed by:		
		Futures brokers (less provisions for doubtful debts this year $ - last year $ -)	-	-
		Clients (less provisions for doubtful debts this year $ - last year $ -)	-	-
		Other debtors (less provisions for doubtful debts this year $ - last year $ -)	198,884	382,008
	(c)	Loans and Deposits:		
		At call	-	-
		Other		
		- current	625,000	-
		- non-current	-	-
	(d)	Cash at Bank:		
		General accounts	114,055	11,973
		Trust accounts		
10.	**Liabilities**			
	(a)	Bills of Exchange – show separately bills to mature within:	-	-
		30 days	-	-
		90 days	-	-
		180 days	-	-
		Bills of Exchange to mature over 180 days	-	-
	(b)	Creditors:		
		Amounts owed to:		
		Futures brokers	-	-
		Clients	-	-
		Other creditors	1,453,855,232	1,972,628,829
	(c)	Loans and Deposits:		
		At call	-	-
		Other (*show current and non-current separately*)	-	-

11. Checking guide *(not used)*

[signature]
Director

S. Sharpe
~~Director~~/Secretary

26 / 9 /2003

ANNEXURE A

Lend Lease

Lend Lease Corporation Limited
ABN 32 000 226 228

Annual Consolidated Financial Report
30 June 2003

Consolidated Financial Statements
Statements of Financial Performance
Statements of Financial Position
Statements of Cash Flows
Notes to Consolidated Financial Statements
Directors' Declaration

Independent Audit Report

This is Annexure A of 71 pages referred to in Form 806 (Profit and Loss Account and Balance Sheet of a Futures Broker that is a Body Corporate)

Director

S. Sharpe
~~Director~~/Secretary

26 / 9 /2003

Lend Lease Corporation Limited
Annual Consolidated Financial Report 30 June 2003

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Consolidated Financial Statements

Statements of Financial Performance

Year Ended 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Revenue from Ordinary Activities					
Revenue from the sale of development properties	3(a)	229.6	818.8		
Revenue from the provision of services	3(b)	9,576.5	11,220.9	25.3	34.5
Other revenues from ordinary operating activities	3(c)	307.8	438.3	223.8	302.1
Total revenue from ordinary activities		**10,113.9**	**12,478.0**	**249.1**	**336.6**
Expenses from Ordinary Activities					
Integrated property development activities		(709.1)	(806.6)		
Project and construction management activities		(8,335.5)	(10,269.8)		
Real estate equity and debt management activities					
Ordinary expenses		(678.0)	(866.7)		
Writedown of REI businesses	4	(882.0)		(247.0)	
Equity investment activities	2		(22.4)		
Administration expenses		(53.3)	(73.6)	(115.0)	(179.0)
Borrowing costs		(66.4)	(81.8)	(33.8)	(51.6)
Total expenses from ordinary activities		**(10,724.3)**	**(12,120.9)**	**(395.8)**	**(230.6)**
Share of net profit of associates accounted for using the equity method	32	18.6	29.8		
Share of net profit of joint venture entities using the equity method	33	24.8	4.2		
(Loss)/profit before tax from ordinary activities		**(567.0)**	**391.1**	**(146.7)**	**106.0**
Income tax expense relating to ordinary activities	5(a)	(140.9)	(152.3)	(29.5)	(45.0)
(Loss)/profit after tax from ordinary activities		**(707.9)**	**238.8**	**(176.2)**	**61.0**
Ordinary profit after tax attributable to outside equity interests		(6.9)	(12.5)		
Net (loss)/profit after tax attributable to members of Lend Lease Corporation Limited		**(714.8)**	**226.3**	**(176.2)**	**61.0**
Non Owner Transaction Changes in Equity					
Decrease in Foreign Currency Translation Reserve	23	(8.9)	(60.9)		
Increase/(decrease) in retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'	24	(1.1)			
AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	24	39.1		39.1	
Total changes in equity from non owner related transactions attributable to the members of Lend Lease Corporation Limited		**(685.7)**	**165.4**	**(137.1)**	**61.0**
Earnings per share					
Basic (cents)	**6**	**(163.1)**	**52.1**		
Diluted (cents)	**6**	**(163.1)**	**52.1**		
Alternative earnings per share[1]					
Basic (cents)	6	52.5	52.1		
Diluted (cents)	6	52.5	52.1		

1 The June 2003 alternative basic and diluted earnings per share amounts have been calculated after excluding the impact of the A$945.0 million after tax writedown of the REI businesses.

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements continued

Statements of Financial Position

As at 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Current Assets					
Cash and cash equivalents	7	867.2	904.1		0.1
Receivables	8	1,858.2	2,177.4	2,156.1	2,787.0
Inventories	9	311.0	392.3		
Other investments	11	377.0	350.7		
Other assets	16	289.1	190.3		
Total current assets		**3,702.5**	**4,014.8**	**2,156.1**	**2,787.1**
Non Current Assets					
Receivables	8	76.7	75.6	654.1	327.7
Inventories	9	871.0	791.4		
Equity accounted investments	10	118.5	166.1		
Other investments	11	952.7	922.0	1,800.6	1,327.5
Future income tax benefit	5(d)	295.6	388.1	193.0	36.6
Property, plant and equipment	12	72.6	128.7	1.2	6.9
Goodwill	13	700.0	1,043.9		
Management agreements	14	432.9	881.1		
Other intangibles	15	57.0	58.9		
Other assets	16	129.4	116.3		
Total non current assets		**3,706.4**	**4,572.1**	**2,648.9**	**1,698.7**
Total assets		**7,408.9**	**8,586.9**	**4,805.0**	**4,485.8**
Current Liabilities					
Creditors	17	2,463.5	2,799.5	857.6	390.7
Current tax liabilities	5(b)	59.7	10.8	67.9	33.6
Provisions	19	398.3	318.3	29.1	70.1
Other interest bearing liabilities	20	20.3	31.2		
Other non interest bearing liabilities	21	51.2	85.1		
Total current liabilities		**2,993.0**	**3,244.9**	**954.6**	**494.4**
Non Current Liabilities					
Creditors	17	24.6	6.8	890.0	954.2
Borrowings	18	884.6	938.6		
Provisions	19	108.9	107.7		
Provision for deferred income tax	5(c)	141.0	193.1	127.7	5.2
Other interest bearing liabilities	20	236.4	267.7		
Other non interest bearing liabilities	21	12.8	76.0		
Total non current liabilities		**1,408.3**	**1,589.9**	**1,017.7**	**959.4**
Total liabilities		**4,401.3**	**4,834.8**	**1,972.3**	**1,453.8**
Net assets		**3,007.6**	**3,752.1**	**2,832.7**	**3,032.0**
Equity					
Contributed equity	22	816.4	797.7	816.4	797.7
Reserves	23	42.6	51.5	104.6	104.6
Retained profits	24	2,141.4	2,899.1	1,911.7	2,129.7
Total parent equity interest		**3,000.4**	**3,748.3**	**2,832.7**	**3,032.0**
Outside equity interests in controlled entities	25	7.2	3.8		
Total equity	26	**3,007.6**	**3,752.1**	**2,832.7**	**3,032.0**

The accompanying notes form part of these consolidated financial statements.

Statements of Cash Flows

Year Ended 30 June 2003

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Cash Flows from Operating Activities					
Cash receipts in the course of operations		9,873.5	11,982.7	63.1	72.4
Cash payments in the course of operations		(9,608.2)	(11,808.9)	(73.8)	(54.3)
Integrated property development receipts	29(b)	365.7	1,165.6		
Integrated property development expenditure	29(b)	(336.8)	(647.1)		
Interest received		40.0	31.1	141.5	146.1
Dividends received		54.3	37.4	12.0	60.3
Distributions from partnerships received	29(b)	14.9	22.0		
Income tax paid in respect of operations	29(b)	(145.6)	(142.0)	(48.7)	(23.9)
Interest paid		(66.4)	(83.4)	(33.8)	(51.6)
Net cash provided by operating activities	**29(a)**	**191.4**	**557.4**	**60.3**	**149.0**
Cash Flows from Investing Activities					
Proceeds from sale/redemption of current investments	29(b)	773.7	689.7		
Purchases of current investments	29(b)	(843.3)	(908.9)		
Proceeds from sale/redemption of non current investments	29(b)	159.4	126.7		
Purchases of non current investments	29(b)	(166.5)	(142.3)	(729.9)	(402.0)
Proceeds from sale of other assets		3.2		3.2	
Repayment of (loans to)/loans from associates/related parties	29(b)	(33.7)	34.0	(58.4)	24.6
Payment for acquisition of controlled entities	29(c)	(38.2)	(173.9)		
Proceeds from sale of controlled entities	29(d)	15.4	5.7		
Proceeds from sale of property, plant and equipment		21.5	3.1		
Purchases of property, plant and equipment		(27.1)	(32.7)	(0.3)	(0.8)
Purchases of management agreements			(21.7)		
Proceeds from sale of management agreements			7.0		
Net cash used in investing activities		**(135.6)**	**(413.3)**	**(785.4)**	**(378.2)**
Cash Flows from Financing Activities					
Proceeds from borrowings	29(b)	1,209.5	1,936.9		
Repayment of borrowings	29(b)	(1,209.5)	(2,180.5)		
Net proceeds from share issues	22	43.0	32.7	43.0	32.7
Payments for share buybacks	22	(15.2)			
Dividends paid		(80.9)	(73.3)	(80.9)	(73.3)
Decrease in financing of controlled entities				762.9	269.9
Return of capital to outside equity interest		(2.9)	(37.2)		
Net cash (used in)/provided by financing activities		**(56.0)**	**(321.4)**	**725.0**	**229.3**
Other Cash Flow Items					
Effect of exchange rate changes on cash and cash equivalents		(43.4)	(26.8)		
Cash balances in controlled entities acquired		6.1	1.3		
Cash balances in controlled entities sold		0.6	(11.7)		
Net decrease from other items		**(36.7)**	**(37.2)**	**-**	**-**
Net (decrease)/increase in cash and cash equivalents		**(36.9)**	**(214.5)**	**(0.1)**	**0.1**
Cash and cash equivalents at the beginning of the financial period		**904.1**	**1,118.6**	**0.1**	**-**
Cash and cash equivalents at the end of the financial period	**7**	**867.2**	**904.1**	**-**	**0.1**

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Summary of Principal Accounting Policies

(a) Basis of Preparation

The annual financial report is a general purpose financial report, which has been prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The Financial Statements have been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous financial year, except where otherwise noted.

Basis of Consolidation

The Lend Lease Group (Lend Lease) consolidation comprises all entities controlled by Lend Lease Corporation Limited (Lend Lease Corporation).

Where an entity either began or ceased to be controlled during the financial period, the results are included only from the date control commenced or up to the date control ceased.

The balances, and effects of transactions, between controlled entities included in the Consolidated Financial Statements, have been eliminated.

Outside interests in the equity and results of the entities that are controlled by Lend Lease are shown as a separate item in the Consolidated Financial Statements.

(b) Revenue

Revenue from the Sale of Development Properties represents:

- for residential land sales, upon settlement of contract;
- for non residential land sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non residential built form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are likely to be met, in accordance with the proportion of the development completed, provided construction work in progress is more than 50% complete.

Revenue from the Provision of Services represents:

- for property construction, the value of work performed using the percentage complete method, which is measured by reference to actual costs to date as a percentage of total forecast costs for each contract; and
- for property and funds management, capital services and property development, management fee entitlement for services rendered.

Dividends

Dividends are recognised when declared.

Rental Income

Rental income is recognised on an accruals basis.

Proceeds on Sale of Investments

Proceeds on sale of investments are recognised when an unconditional contract is in place.

1. Summary of Principal Accounting Policies continued

(c) Profits

Profits are brought to account:

- for property construction, progressively at an amount equivalent to general overheads or an amount equivalent to the value of work performed when the outcome of a contract can be reliably determined (Lend Lease does not consider that the outcome of a construction contract can be reliably determined until it is at least 50% complete);
- for residential land sales upon settlement of contract;
- for non residential land sales upon exchange of contract where all the conditions under the sales contract have been met or are likely to be met; and
- for residential and non residential built form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion that the development is completed, provided construction work in progress is more than 50% complete. Where a loss on a contract is foreseeable, the full loss is recognised in the current period.

(d) Taxation

Lend Lease applies the liability method of tax effect accounting whereby income tax expense is calculated on the pre tax profit adjusted for permanent differences. Income tax relating to timing differences arising from items being brought to account in different periods for income tax and accounting purposes is carried forward in the Statement of Financial Position as 'Future income tax benefit' or 'Provision for deferred income tax'. Future income tax benefits relating to income tax losses are only brought to account when their realisation is virtually certain.

The Company is the head entity in an Australian Tax Consolidated Group comprising all the Australian wholly owned subsidiaries. The Company intends to enter the Australian Tax Consolidation Regime effective 1 July 2002.

The Company recognises all of the current and deferred tax assets and liabilities of the Australian Tax Consolidated Group (after elimination of intra group transactions).

The Australian Tax Consolidated Group has entered into a tax funding arrangement that requires wholly owned Australian subsidiaries to make contributions to the Company for tax liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation. The contributions are broadly calculated as if each entity paid tax on a stand alone basis.

The assets and liabilities arising under the Australian tax funding arrangement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

(e) Recoverable Amount of Non Current Assets Valued on a Cost Basis

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts of non current assets, the relevant net cash flows have been discounted to their present value, except where specifically stated.

(f) Investments

Investments are carried at the lower of cost or recoverable amount. The assessment of net recoverable amount of each holding is carried out at least every three years by an independent valuer, with more frequent valuations obtained for large investments held.

The independent valuers determine the recoverable amount of each asset using valuation methodologies appropriate to the particular nature and circumstances of each asset or class of assets. Such methodologies, where appropriate, include discounting the expected net cash flows to their present value.

(g) Associates

Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in the Group's Statement of Financial Performance and consolidated reserves respectively.

Dividends from associates represent a return of the Group's investment and as such are applied as a reduction to the carrying value of the investment.

1. Summary of Principal Accounting Policies continued

(h) Partnerships

Interests in partnerships are accounted for using the equity method. Interests in partnerships are carried at the lower of the equity accounted carrying amount and recoverable amount. The equity accounted carrying amount is the historical cost plus Lend Lease's share of the partnership's result less any drawings or distributions made to Lend Lease. Lend Lease's share of the partnership's result is included in the Statement of Financial Performance for the period.

(i) Joint Venture Entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

Lend Lease's share of joint venture entities' net profit or loss after tax is recognised in the Statement of Financial Performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

(j) Joint Venture Operations

A joint venture operation is a joint venture that is not in the form of an entity. Lend Lease's interest in an unincorporated joint venture is brought to account by including its interest in the following amounts in the appropriate categories in the Statements of Financial Position and Financial Performance:

- each of the individual assets employed in the joint venture;
- liabilities incurred by the consolidated entity in relation to the joint venture and the liabilities for which it is jointly and/or severally liable;
- expenses incurred in relation to the joint venture; and
- revenue earned in relation to the joint venture.

(k) Receivables

Trade debtors are carried at amounts due and are generally due for settlement within 30 days. The collectability of debts is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. Specific provisions are made for doubtful accounts.

(l) Pre Contract and Project Bidding Costs

Lend Lease expenses all pre contract and project bidding costs, unless there is a high degree of certainty that a contract will be entered into (at least preferred bidder status) and that the costs will be fully recoverable from contract revenues. Costs previously expensed are not subsequently reinstated when a contract award is achieved.

(m) Inventories

Property Held for Sale

Property acquired for development and sale in the ordinary course of business is carried at cost to date, including borrowing costs incurred.

The net realisable value of each holding is assessed at each reporting period and a provision for diminution in value is raised by the Directors where cost (including costs to complete) exceeds net realisable value. In determining net realisable value the Directors have regard to independent valuations obtained in accordance with Note 1(f) Summary of Principal Accounting Policies.

Construction and Development Work in Progress

The gross amount of construction and development work in progress consists of costs attributable to work performed together with emerging profit and after providing for any foreseeable losses.

1. Summary of Principal Accounting Policies continued

(n) Property, Plant and Equipment

Land, buildings and leasehold improvements are carried at the lower of cost or recoverable amount.

Except for investment properties, depreciation is provided on cost or valuation over the economic lives of the assets. Amortisation is provided on leasehold improvements over the remaining period of the lease. Most plant is depreciated over a period not exceeding 10 years, furniture and fittings over 15 years, motor vehicles over 8 years and computer equipment over 3 years. The straight line method of depreciation/amortisation is used.

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The writedown is recognised as an expense in the financial period in which it occurs.

(o) IT Software Systems

Direct costs incurred in the development of major IT Systems are capitalised on the Statement of Financial Position. A major IT Software System is one that has a total cost in excess of A$10.0 million and that will provide demonstrable ongoing benefits to Lend Lease. IT Systems are amortised on a straight line basis over a period not exceeding five years. The carrying amount is reviewed to determine whether it is in excess of the recoverable amount (refer Note 1(e) Summary of Principal Accounting Policies).

(p) Management Agreements

Management agreements are held at the lower of cost or recoverable amount. These agreements are independently valued in accordance with Lend Lease policy using discount rates and methodologies appropriate to each particular management agreement. Management agreements are amortised over their estimated useful lives, assessed to be no more than 50 years.

(q) Goodwill

Goodwill represents the excess of the purchase consideration plus incidental acquisition costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, and is amortised on a straight line basis over a period to which the benefits are expected to arise, not exceeding 20 years.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

The unamortised balance of goodwill is reviewed and where the balance exceeds the value of expected future benefits, the difference is charged to the Statement of Financial Performance.

(r) Employee Benefits

Employees' superannuation funds and retirement plans provide benefits for employees. In addition, Lend Lease provides an employee profit sharing scheme and share plans for employees, subject to eligibility. Contributions by Lend Lease companies are charged against current income.

The provisions for employee entitlements to wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided up to the balance date; calculated at undiscounted amounts based on remuneration wage and salary rates that Lend Lease expects to pay as at each reporting date including related on costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date. Consideration is given to expected future increases in wage and salary rates including related on costs and expected settlement dates based on turnover history.

(s) Creditors

Trade Creditors

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to Lend Lease. Trade accounts payable are normally settled within 60 days.

Insurance Claims

A liability for outstanding claims is recognised in respect of Lend Lease's wholly owned special purpose captive insurance subsidiary. The liability covers claims incurred but not yet paid, incurred but not reported claims and the anticipated direct and indirect costs of settling those claims. The liability for outstanding claims is measured as the present value of the expected future payments, reflecting the fact that all the claims do not have to be paid out in the immediate future. The expected future payments are then discounted to a present value at the reporting date, using discount rates based on investment opportunities available.

1. Summary of Principal Accounting Policies continued

(t) Borrowings

Borrowings are carried on the Statement of Financial Position at the sum of the drawn principal and accrued interest, which is accrued at the contracted rate.

(u) Foreign Currency

Lend Lease's international currency management strategy and policy is detailed in Note 30 International Currency Management and Financial Instruments.

Assets and liabilities of self sustaining foreign operations and, where applicable, the corresponding forward foreign exchange contract hedges are converted at rates of exchange ruling at reporting date and the resulting foreign currency gains and losses are recorded net of income tax in the Foreign Currency Translation Reserve. Other Foreign Currency Translation Reserve amounts are transferred to retained earnings when the underlying assets change in nature or are realised.

All other assets and liabilities denominated in foreign currency, and where applicable the corresponding forward foreign exchange contract hedges, are converted at rates of exchange at reporting date and the resulting foreign currency gains and losses are taken to the Statement of Financial Performance in the financial period in which they arise.

Forward foreign exchange contracts are entered into to cover the anticipated excess of revenue less expenses within foreign operations (refer Note 30 International Currency Management and Financial Instruments). These foreign exchange contracts are converted at the ruling rates of exchange at balance date. The resulting foreign exchange gains and losses are taken to the Statement of Financial Performance for hedge contracts that relate to the current financial period, or held on the Statement of Financial Position as an asset or liability for hedge contracts that relate to future financial periods, provided that sufficient excess of revenue over expenses are anticipated to be made by the foreign operations. The effect is to record revenue after expenses from foreign operations at the hedged exchange rate.

(v) Derivatives

Lend Lease is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks.

Derivative financial instruments designated as effective hedges are accounted for on the same basis as the underlying exposure.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the Statement of Financial Performance as an adjustment to interest expense during the financial period, or capitalised within inventories when incurred in relation to property acquired for development and sale (refer Note 1(m) Summary of Principal Accounting Policies).

Group policy permits the purchase and sale of options. Purchased options are treated as effective hedges. Sold options are not treated as effective hedges for accounting purposes and therefore these options are immediately recognised on the Statement of Financial Position. Changes in the value of such options are recognised in the Statement of Financial Performance. As at 30 June 2003, there were no such options outstanding. The same treatment is given to any other form of derivative transaction entered into which is not classified as an effective hedge. At 30 June 2003, there were no such derivatives outstanding.

The accounting policy for forward foreign exchange contracts is set out in Note 1(u) Summary of Principal Accounting Policies.

(w) Provisions

Provisions are raised to recognise future obligations as a result of a past event where it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

Provisions for non cancellable operating lease rentals payable on surplus leased premises are raised when it is determined that no substantive future benefit will be obtained from its occupancy and sub lease rentals are less.

Where the carrying amount of a non current asset is determined to be in excess of its recoverable amount at balance date, then a provision against this asset is raised.

Provisions for dividends are recognised in the reporting period in which they are declared.

Notes to the Consolidated Financial Statements continued

1. Summary of Principal Accounting Policies continued

(x) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences net of hedged amounts on borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Where funds are borrowed specifically for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average interest rate.

(y) Earnings Per Share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial period, adjusted for bonus elements in ordinary shares issued during the financial period.

(z) Employee Share Plans

Lend Lease employee share plans are funded by Lend Lease contributions at the rate of up to 7.5% of each individual employee's annual salary and employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed.

These contributions are expensed by the Company in the Statement of Financial Performance. The Lend Lease employee share plans utilise these contributions for on market purchases of shares in Lend Lease Corporation. Shares acquired by the Lend Lease employee share plans are allocated to individual employees in accordance with their salary and profit share entitlements.

In addition, an annual allotment of 0.5% of the issued capital of Lend Lease Corporation is granted to various employee share plans for allocation to employees based on individual and departmental performance. These shares are issued to the plans at 50 cents per share and this amount is expensed in the Statement of Financial Performance at issue date. These shares may be allocated to individual employees either during the current financial period or future financial periods (refer Note 35 Employees' and Directors' Compensation).

(aa) Change in Accounting Policy

Employee Benefits

As from 1 July 2002, Lend Lease applied the revised AASB 1028 'Employee Benefits' for the first time.

The liability for wages and salaries, annual leave, sick leave and long service leave is now calculated using the remuneration rates Lend Lease expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the Lend Lease Consolidated Financial Report as at 1 July 2002 as a result of this change are A$1.5 million increase in provision for employee benefits, A$1.1 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. As a result of this change in accounting policy, employee benefits expense increased by A$0.6 million and income tax expense decreased by A$0.3 million for the reporting period to 30 June 2003.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$1.3 million increase in provision for employee benefits, A$0.9 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. Employee benefits would have increased by A$0.5 million and income tax expense decreased by A$0.2 million in the reporting period to 30 June 2002.

Provisions, Contingent Liabilities and Contingent Assets

As from 1 July 2002, Lend Lease applied the new AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' for the first time.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial period to which they related, even though the dividends were announced after the end of that financial period. As a result of this change, the adjustments to the Consolidated Financial Report as at 1 July 2002 was a A$39.1 million increase in opening retained profits and a A$39.1 million decrease in provision for dividends. There was no impact on profit or loss for the reporting period to 30 June 2003.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$38.8 million increase in opening retained profits and A$38.8 million decrease in provision for dividends. There would have been no impact on profit or loss for the reporting period to 30 June 2002.

2. Segment Reporting

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included within this report.

Business Segment Summary

	Segment Revenue [1,2]		Other Unallocated Revenue [1]		Group Operating Revenue [4]		Segment Result Before Tax [1,2,3]		Share of Net Profit/(Loss) of Equity Accounted Investments		Other Unallocated Revenues & Expenses [1,3]		Group Operating (Loss)/Profit Before Tax [4]		Group Operating (Loss)/Profit After Tax from Ordinary Activities [5]		Group Operating (Loss)/Profit After Tax	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Project and Construction Management [6]	8,460.9	10,177.9		42.8	8,460.9	10,220.7	125.5	119.4	3.7	4.7	78.7	57.4	207.9	181.5	133.8	112.9	133.7	112.7
Integrated Property Development [6]	618.5	1,084.8	86.2		704.7	1,084.8	(21.0)	57.0	23.2	9.9	44.6	3.5	46.8	70.4	36.0	52.2	31.6	40.6
Total Real Estate Solutions	9,079.4	11,262.7	86.2	42.8	9,165.6	11,305.5	104.5	176.4	26.9	14.6	123.3	60.9	254.7	251.9	169.8	165.1	165.3	153.3
REI – Equity [7]	517.9	563.6	1.0	75.9	518.9	639.5	(497.2)	97.7	2.4	12.7	15.5	51.2	(479.3)	161.6	(570.5)	113.9	(572.6)	113.0
REI – Debt [8]	313.6	373.6	15.4	6.6	329.0	380.2	(218.6)	1.4	14.1	6.7	14.1	22.7	(190.4)	30.8	(222.0)	27.6	(222.3)	27.8
Total Real Estate Investments	831.5	937.2	16.4	82.5	847.9	1,019.7	(715.8)	99.1	16.5	19.4	29.6	73.9	(669.7)	192.4	(792.5)	141.5	(794.9)	140.8
Total Core Real Estate	9,910.9	12,199.9	102.6	125.3	10,013.5	12,325.2	(611.3)	275.5	43.4	34.0	152.9	134.8	(415.0)	444.3	(622.7)	306.6	(629.6)	294.1
Non Core Businesses/ One Off Items																		
Restructuring Cost											(47.3)		(47.3)		(32.5)		(32.5)	
Equity Investments [9]		61.9				61.9		39.0						39.0		28.2		28.2
Other	13.1	23.2	19.9	10.7	33.0	33.9	15.7	24.0				10.7	15.7	34.7	22.2	25.9	22.2	25.9
Total Non Core Businesses	13.1	85.1	19.9	10.7	33.0	95.8	15.7	63.0	-	-	(47.3)	10.7	(31.6)	73.7	(10.3)	54.1	(10.3)	54.1
Total Segment	9,924.0	12,285.0					(595.6)	338.5	43.4	34.0								
Unallocated Corporate			67.4	57.0	67.4	57.0					(120.4)	(126.9)	(120.4)	(126.9)	(74.9)	(121.9)	(74.9)	(121.9)
Total Group			189.9	193.0	10,113.9	12,478.0					(14.8)	18.6	(567.0)	391.1	(707.9)	238.8	(714.8)	226.3

1 AASB 1005 'Segment Reporting' does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses.
2 Segment revenues, expenses and results include inter segment transfers between business segment of A$0.6 million. Inter segment transfers are priced on an arm's length basis.
3 Segment results include amortisation (A$84.6 million) and restructuring costs (A$47.3 million) which have been reclassified in 'Other Unallocated Revenues and Expenses' to enable reconciliation to the MD&A results.
4 Presentation and classification is consistent with MD&A.
5 Represents the Group net (loss)/profit before Outside Equity Interest.
6 Private Finance Initiatives (PFIs) and Actus Lend Lease which were previously disclosed in the prior period as part of Project and Construction Management are now included in Integrated Property Development. The comparatives have been changed in line with RES' revised management structure, as previously advised in the June 2002 MD&A.
7 REI – Equity includes discontinuing operations' segment revenue of A$295.8 million (2002 A$354.9 million), segment loss before tax of A$630.7 million (2002 profit of A$10.0 million), and segment loss after tax of A$682.1 million (2002 loss of A$3.1 million) (refer Note 37 Discontinuing Operations).
8 REI – Debt includes discontinuing operations' segment revenue of A$313.6 million (2002 A$373.6 million), segment loss before tax of A$218.6 million (2002 profit of A$1.4 million), and segment loss after tax of A$250.5 million (2002 loss of A$3.6 million) (refer Note 37 Discontinuing Operations).
9 June 2002 segment results relates to the disposal of 6 million Westpac shares.

2. Segment Reporting continued

Business Segment Summary continued

	Depreciation & Amortisation[2]		Non Cash Expenses other than Depreciation & Amortisation[3]		Segment Assets[1]		Equity Accounted Investments		Unallocated Corporate Assets[1]		Total Group Assets		Acquisition of Non Current Assets[4]		Segment Liabilities[1]		Unallocated Corporate Liabilities[1]		Total Group Liabilities	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Project & Construction Management[5]	61.4	63.3	26.9	17.8	2,871.6	3,333.7	1.5	4.8	47.4	52.8	2,920.5	3,391.3	13.3	26.1	2,218.9	2,634.6	18.1	19.2	2,237.0	2,653.8
Integrated Property Development[5]	7.7	7.7	26.7	(14.3)	720.3	552.3	95.6	124.3	5.7	30.1	821.6	706.7	1.8	78.3	308.7	247.6	4.5	16.7	313.2	264.3
Total Real Estate Solutions	69.1	71.0	53.6	3.5	3,591.9	3,886.0	97.1	129.1	53.1	82.9	3,742.1	4,098.0	15.1	104.4	2,527.6	2,882.2	22.6	35.9	2,550.2	2,918.1
REI – Equity[6]	35.0	43.3	713.8	52.7	2,096.9	2,851.6	8.2	13.5	90.8	212.0	2,195.9	3,077.1	39.8	29.0	449.9	566.4	71.1	96.5	521.0	662.9
REI – Debt[7]	21.5	23.8	232.7	18.6	757.1	754.1	13.2	23.5	21.5	4.1	791.8	781.7	13.0	27.2	215.0	127.7	8.1	1.8	223.1	129.5
Total Real Estate Investments	56.5	67.1	946.5	71.3	2,854.0	3,605.7	21.4	37.0	112.3	216.1	2,987.7	3,858.8	52.8	56.2	664.9	694.1	79.2	98.3	744.1	792.4
Total Core Real Estate	125.6	138.1	1,000.1	74.8	6,445.9	7,491.7	118.5	166.1	165.4	299.0	6,729.8	7,956.8	67.9	160.6	3,192.5	3,576.3	101.8	134.2	3,294.3	3,710.5
Non Core Businesses/ One Off Items																				
Restructuring Cost																				
Equity Investments				22.3														10.5		10.5
Other			13.1	11.2	79.9	73.3				37.0	79.9	110.3			5.0	45.3		2.4	5.0	47.7
Total Non Core Businesses	-	-	13.1	33.5	79.9	73.3	-	-	-	37.0	79.9	110.3	-	-	5.0	45.3	-	12.9	5.0	58.2
Total Segment	125.6	138.1	1,013.2	108.3	6,525.8	7,565.0	118.5	166.1					67.9	160.6	3,197.5	3,621.6				
Unallocated Corporate									599.2	519.8	599.2	519.8					1,102.0	1,066.1	1,102.0	1,066.1
Total Group									764.6	855.8	7,408.9	8,586.9					1,203.8	1,213.2	4,401.3	4,834.8

1 AASB 1005 'Segment Reporting' does not permit certain assets and liabilities to be attributed to particular segments for the purposes of determining segment assets and segment liabilities. These include income tax assets and liabilities and borrowings and liabilities related to assets that are the subject of finance lease liabilities.
2 Represents segment amortisation and depreciation.
3 Non cash expense represents those non cash items included in the reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities (refer Note 29 Notes to the Statements of Cash Flows).
4 The acquisition of segment assets that are expected to be used during more than one year. These assets represent capital expenditure and include assets acquired under finance leases but exclude investments.
5 Private Finance Initiatives (PFIs) and Actus Lend Lease which were previously disclosed in the prior period as part of Project & Construction Management are now included in Integrated Property Development. The comparatives have been changed in line with RES' revised management structure as previously advised in the June 2002 MD&A.
6 REI – Equity includes discontinuing operations' segment assets of A$802.4 million (2002 A$1,615.2 million) and segment liabilities of A$152.8 million (2002 A$1,246.3 million) (refer Note 37 Discontinuing Operations).
7 REI – Debt includes discontinuing operations' segment assets of A$736.2 million (2002 A$753.8 million) and segment liabilities of A$215.0 million (2002 A$127.7 million) (refer Note 37 Discontinuing Operations).

2. Segment Reporting continued

Geographical Segment Summary

	Segment Revenue		Group Operating Revenue		Group (Loss)/Profit Before Tax		Group Operating (Loss)/Profit After Tax		Segment Assets		Acquisition of Non Current Assets	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Australia and Pacific [1]	1,365.7	1,657.8	1,413.2	1,693.4	144.7	188.4	100.5	129.1	972.2	844.0	3.6	99.6
North America [2]	5,878.8	7,084.3	5,895.2	7,091.8	(643.4)	177.2	(767.5)	120.6	3,189.0	4,403.6	58.3	53.0
Asia [3]	360.0	299.4	360.9	328.7	(14.6)	7.7	(27.9)	(1.6)	319.0	454.7	1.7	1.1
Europe [4]	2,319.5	3,243.5	2,377.2	3,307.1	66.7	144.7	55.0	100.1	2,045.6	1,862.7	4.3	6.9
Total Segment	**9,924.0**	**12,285.0**							**6,525.8**	**7,565.0**	**67.9**	**160.6**
Unallocated Corporate			67.4	57.0	(120.4)	(126.9)	(74.9)	(121.9)				
Total Group			**10,113.9**	**12,478.0**	**(567.0)**	**391.1**	**(714.8)**	**226.3**				

1 Includes discontinuing operations' segment revenue of A$3.9 million (2002 A$2.3 million); segment profit before tax of A$1.2 million (2002 profit of A$1.0 million) and segment profit after tax of A$0.8 million (2002 profit of A$0.6 million) (refer Note 37 Discontinuing Operations).
2 Includes discontinuing operations' segment revenue of A$554.7 million (2002 A$690.1 million); segment loss before tax of A$785.2 million (2002 profit of A$31.5 million) and segment loss after tax of A$868.2 million (2002 profit of A$15.8 million) (refer Note 37 Discontinuing Operations).
3 Includes discontinuing operations' segment revenue of A$19.2 million (2002 A$26.3 million); segment loss before tax of A$39.3 million (2002 loss of A$9.1 million) and segment loss after of A$42.2 million (2002 loss of A$11.4 million) (refer Note 37 Discontinuing Operations).
4 Includes discontinuing operations' segment revenue of A$31.6 million (2002 A$9.8 million); segment loss before tax of A$26.0 million (2002 loss of A$12.0 million) and segment loss after tax of A$23.0 million (2002 loss of A$11.7 million) (refer Note 37 Discontinuing Operations).

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Real Estate Solutions

The Group's Real Estate Solutions business encompasses two major business activities as follows:

Project and Construction Management

Real estate project management, construction management and engineering.

Integrated Property Development

All aspects of property development from concept through to design, planning, construction, financing and leasing to eventual sale. In addition, this business segment is responsible for the creation and management of Private Finance Initiatives (PFI's) including Build Operate Transfer (BOT) projects.

Real Estate Investments

Real Estate Investments – Equity

Management of real estate investment funds on behalf of clients, co-investment in funds, portfolio management, the leasing, management and redevelopment of shopping centres and acting as financial advisor and arranger of project finance and related services.

Includes discontinued operations (refer Note 37 Discontinued Operations).

2. Segment Reporting continued

Business Segments continued

Real Estate Investments – Debt

Management of real estate associated debt comprising: co-investment real estate assets, origination and servicing of commercial mortgages and mezzanine loans, resolution of sub performing and non performing commercial mortgages.

These are now discontinuing operations (refer Note 37 Discontinuing Operations).

Equity Investments

Strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

Other

Other includes the following business activities:

Capital Services

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

IT+T and eBusiness Investments

Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

Unallocated Business Segments

Corporate

Group treasury, amortisation and Corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

Geographical Segments

The Group's businesses operate on a global basis. Segment revenue is based on the geographical location of customers; and segment assets are based on the geographical location of the assets. The Group's business segments operate geographically as follows:

Australia and Pacific

Real estate project management; construction management and engineering; property development; real estate equity investment management, investor in infrastructure assets and asset fund managers; investments in technology and telecommunications services companies and holder of investments in strategic companies.

North America

Real estate project management; construction management and engineering; property development; real estate equity and debt investment management; and investments in technology and telecommunications services companies.

Asia

Real estate project management; construction and engineering; property development; real estate equity and debt investment management.

Europe

Real estate project management; construction management and engineering; property development; real estate equity investment management; investor in infrastructure assets and asset fund managers.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
3. Revenue				
Revenue from sale of development properties	229.6	818.8		
Revenue from the provision of services	9,576.5	11,220.9	25.3	34.5
Other revenue from ordinary operating activities	307.8	438.3	223.8	302.1
Total revenue	**10,113.9**	**12,478.0**	**249.1**	**336.6**
Total comprising:				
(a) Revenue from the Sale of Development Properties				
Touchwood, Solihull	13.1	481.9		
Olympic Village/Newington, Sydney	0.7	156.3		
Overgate Centre, Dundee		13.1		
Admiralty Industrial Park, Singapore	1.1	10.4		
Urban Communities projects	214.7	157.1		
Total revenue from the sale of development properties	**229.6**	**818.8**	**-**	**-**
(b) Revenue from the Provision of Services				
Real Estate Solutions				
Project and construction management [1]	8,780.4	10,379.3		
Integrated property development	50.8	49.1		
	8,831.2	**10,428.4**	**-**	**-**
Real Estate Investments				
Property and funds management	741.2	788.0		
Other	4.1	4.5	25.3	34.5
Total revenue from the provision of services	**9,576.5**	**11,220.9**	**25.3**	**34.5**
(c) Other Revenues from Ordinary Operating Activities				
Dividends Received				
Controlled entities				45.9
Other related parties	5.9	9.4	5.8	9.1
Other corporations	7.1	21.7	6.2	5.2
	13.0	**31.1**	**12.0**	**60.2**
Rental Income				
Bluewater, Kent	50.9	48.3		
Overgate, Dundee		5.6		
Other	2.9	0.5		
	53.8	**54.4**	**-**	**-**
Interest Received				
Controlled entities			136.1	159.6
Other related parties	2.1	0.8	1.1	1.1
Other corporations	37.9	30.3	5.5	0.7
	40.0	**31.1**	**142.7**	**161.4**

1 June 2003 includes decrease in revenue of A$697.1 million due to foreign currency translation movement as a result of the strengthening Australian Dollar during the year.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
3. Revenue continued				
(c) Other Revenues from Ordinary Operating Activities continued				
Proceeds on Sale of Investments				
Tres Aguas	43.7			
North Lakes (Urban Community)	42.5			
Holliday Fengolio Fowler	15.4			
Chelverton Group Limited	10.3			
Lend Lease Chelverton International	3.7		3.2	
Westpac Banking Corporation		61.9		
Bovis Thames Shanghai Limited (Da Chang)		22.7		
Lend Lease Porto Retail (Arrábida)		21.2		
Kiwi Property Group		20.5		
Lend Lease European Mutual Fund		20.3		
Calderdale		13.2		
Larry Smith, Italy		5.7		
Other	2.9	7.0		
	118.5	**172.5**	**3.2**	**-**
Share of Partnerships' Result				
King of Prussia	24.0	27.3		
Lend Lease Overgate Partnership	6.3	6.1		
Lend Lease Retail Partnership	3.5	3.1		
YCP II	(9.3)	3.3		
	24.5	**39.8**	**-**	**-**
Other Revenue				
Guarantee fees	1.3	11.5	30.3	52.5
Distributions received	4.7	13.0		
Other	52.0	84.9	35.6	28.0
	58.0	**109.4**	**65.9**	**80.5**
Total other revenues from ordinary operating activities	**307.8**	**438.3**	**223.8**	**302.1**

A more detailed analysis of revenue is included within Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
4. Ordinary Loss/(Profit) Items				
Loss/(profit) from ordinary activities before income tax is arrived at after including:				
Depreciation and amortisation				
Depreciation of IT systems	8.9	13.2		
Depreciation of property, plant and equipment	39.4	38.4	3.7	2.0
Less: Capitalised depreciation	(0.1)	(0.1)		
Amortisation of leased plant and equipment	1.3	2.4		
Amortisation of goodwill	58.8	70.5		
Amortisation of management agreements	15.4	20.4		
Amortisation of other intangibles	8.6	6.6		
Total depreciation and amortisation	**132.3**	**151.4**	**3.7**	**2.0**
Borrowing costs				
Non interest borrowing costs	**6.2**	**6.3**	**-**	**-**
Interest borrowing costs				
Controlled entities			33.8	51.6
Related entities	0.3	1.2		
Other corporations	59.9	76.9		
Less: Capitalised interest borrowing costs		(2.6)		
Net interest borrowing costs	**60.2**	**75.5**	**33.8**	**51.6**
Total borrowing costs	**66.4**	**81.8**	**33.8**	**51.6**
(Profit) on sale of investments				
Tres Aguas	(18.7)			
North Lakes (Urban Community)	(16.0)			
Westpac Banking Corporation		(39.6)		
Lend Lease Porto Retail (Arrábida)		(13.2)		
Calderdale		(10.9)		
Other	(1.7)	(14.2)		
Total (profit) on sale of investments	**(36.4)**	**(77.9)**	**-**	**-**
Net provisions raised/(written back)				
Diminution in value of property inventories	20.9	(11.0)		
Diminution in value of investments	29.2	(24.8)	9.3	73.9
Employee benefits	16.7	16.2		
Construction risks	1.0	(4.3)		
Employee termination provisions – Group restructure	21.0			
Other provisions	30.7	36.3	66.9	13.9
Net provisions raised/(written back)	**119.5**	**12.4**	**76.2**	**87.8**
Net bad and doubtful debts expense including raised/(written back) of provision for doubtful debts	**3.2**	**(5.5)**	**1.3**	**(7.8)**
Net foreign exchange (gain)/loss	**(31.1)**	**2.5**	**(35.1)**	**(27.0)**
Loss on sale of property, plant and equipment	**1.8**	**0.8**	**-**	**-**
Operating lease rental expense	**71.0**	**73.1**	**-**	**-**
Finance lease expense	**0.8**	**2.1**	**-**	**-**

The interest borrowing costs other corporations (A$59.9 million) mainly relates to the guaranteed notes.

The net foreign exchange gain of A$31.1 million (June 2002 A$2.5 million loss) comprises three elements. Firstly, during the financial year a portion of revenue and Gross Profit Margin derived from US and UK operations were hedged resulting in a foreign exchange loss and hedge cost of A$2.4 million (June 2002 net loss of A$20.4 million). Profits on the foreign operations are decreased by these losses on the hedges which resulted in foreign profits emerging at the hedged rate. Secondly, the net foreign exchange gain on transactions was A$1.9 million (June 2002 net loss of A$3.0 million). Thirdly, during the financial period, a net hedging benefit of A$31.6 million arose (June 2002 A$20.9 million) due primarily to a favourable increase in interest rate differentials between the US and Australia.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
4. Ordinary Loss/(Profit) Items continued				
Individually significant expenses included in loss/(profit) from ordinary activities before income tax expense:				
Writedown of REI businesses				
Goodwill	252.0			
Management agreements	350.8			
IT systems	41.2			
Property, plant and equipment	14.5			
Restructuring provisions	152.0			
Employee termination provision – REI restructure	24.9			
Other assets and expenses	46.6		247.0	
Total writedown of REI businesses	**882.0**	**-**	**247.0**	**-**

	Consolidated June 2003 A$000s	Consolidated June 2002 A$000s	Company June 2003 A$000s	Company June 2002 A$000s
Auditors' Remuneration				
Amounts received or due and receivable by the auditors of Lend Lease Corporation for:				
Auditing and review of financial reports	**6,587**	**4,829**	**398**	**307**
Other services				
Tax services	3,648	3,077		
International assignees tax services	3,582	3,569		
Accounting advice and verification to support contractual claim	1,579	2,728		
Accounting advice	650	396		
Acquisition due diligence	123	687		
IT risk review		306		
Other services	341	535		7
Total other services	**9,923**	**11,298**	**-**	**7**

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
5. Taxation				
(a) Income Tax Expense				
(Loss)/profit before tax from ordinary activities	(567.0)	391.1	(146.7)	106.0
Prima facie income tax (benefit)/expense at 30% of (loss)/profit from ordinary activities	**(170.1)**	**117.3**	**(44.0)**	**31.8**
Tax effect of permanent differences:				
Rebateable dividends	(4.8)	(4.8)	(3.3)	(18.1)
Non assessable income	(13.7)	(4.9)	(0.4)	(24.0)
Amortisation expense	9.5	5.3		
Equity accounted profits	(4.1)	(4.5)		
Non allowable expenses	4.2	14.7	77.7	53.0
Non deductible provisions	3.5	11.1		
Writeoff of tax losses	6.9	7.0		
Variation in overseas tax rates	(1.7)	(1.4)		
Income tax expense relating to wholly owned Australian subsidiaries [1]			21.6	
Recovery of income tax expense from wholly owned Australian subsidiaries [2]			(21.6)	
Other	(3.3)	5.0		
	(3.5)	**27.5**	**74.0**	**10.9**
Income tax (benefit)/expense for current financial period before individually significant permanent differences	**(173.6)**	**144.8**	**30.0**	**42.7**
Individually significant permanent differences:				
Non recognition of future income tax benefits relating to writedown of REI businesses	364.0			
Variation in overseas tax rates in relation to REI writedown	(99.4)			
Writeoff of future income tax benefits previously recognised in prior years in relation to writedown of REI businesses	63.0			
	154.0	**144.8**	**30.0**	**42.7**
Income tax (over)/under provided in previous financial periods	(13.1)	7.5	(0.5)	2.3
Total income tax expense	**140.9**	**152.3**	**29.5**	**45.0**
(b) Current Tax Liabilities				
Movements during the financial period were as follows:				
Balance at beginning of financial period	10.8	102.0	33.6	41.4
Income tax paid	(50.3)	(142.0)	(19.4)	(27.2)
Addition through acquisition of controlled entities	3.3	1.4		
Tax losses transferred in			(29.3)	(21.2)
Prior financial period under/(over) provision	13.0	(15.8)	(0.3)	0.5
Balance transferred to the Company from wholly owned Australian subsidiaries upon implementation of tax consolidation			58.1	
Current financial period income tax expense on (loss)/profit from ordinary activities after adjusting for timing differences	82.9	65.2	25.2	40.1
	59.7	**10.8**	**67.9**	**33.6**

1 Represents the current and deferred tax transactions recognised by the Company in respect of transactions of wholly owned Australian subsidiaries in the Australian Tax Consolidation Group (refer Note 1(d) Summary of Principal Accounting Policies).

2 Represents the recovery of income tax expense by the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidation Group under a tax funding arrangement (refer Note 1(d) Summary of Principal Accounting Policies).

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
5. Taxation continued				
(c) Provision for Deferred Income Tax				
Provision for deferred income tax comprises the estimated liability at the applicable income tax rates on the following items:				
Development expenditure deductible prior to recognition of project profits	29.0	41.6		
Deferred partnership income	37.6	34.9		
Unrealised foreign exchange movements	41.8	54.3		
Deferred income tax transferred to the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidated Group upon implementation of tax consolidation			121.0	
Other	32.6	62.3	6.7	5.2
	141.0	**193.1**	**127.7**	**5.2**
(d) Future Income Tax Benefit				
Future income tax benefit comprises the estimated future benefit at the applicable income tax rates on the following items:				
Provisions and accruals not currently deductible	182.4	145.6	19.8	11.7
Unrealised accounting profit on construction projects	3.5	3.4		
Taxable profit on sale of investment not yet recognised for accounting purposes		3.8		
Tax losses carried forward	26.7	153.6		
Deferred interest costs	45.5	75.3		
Unrealised foreign exchange movements	36.5		13.7	24.9
Future income tax transferred to the Company from wholly owned Australian subsidiaries in the Australian Tax Consolidated Group upon implementation of tax consolidation			159.5	
Other	1.0	6.4		
	295.6	**388.1**	**193.0**	**36.6**
Future Income Tax Benefit Not Taken to Account				
Future income tax benefit arising from tax losses not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	**294.3**	**12.2**	**0.5**	**0.5**
Lend Lease Corporation Limited intends to enter the Australian Tax Consolidation Regime effective 1 July 2002, however, any future income tax benefits, which may arise on implementation of the Australian Tax Consolidations Regime, cannot be reliably estimated at this time.				
6. Dividends and Earnings Per Share				
Dividends				
Interim Dividend				
10 cents per share paid March 2003 (March 2002 9 cents per share)			43.5	38.8
Final Dividend Declared Subsequent to Reporting Date				
20 cents per share payable 18 September 2003 (June 2002 9 cents per share)			85.4	39.1
			128.9	**77.9**

6. Dividends and Earnings Per Share continued

Dividends continued

Dividends Not Recognised at Year End

Since 30 June 2003, the Directors have declared an unfranked final dividend of 20 cents per share, to be paid on 18 September 2003.

The final effect of this dividend has not been brought to account for the year ended 30 June 2003 as a result of the change in accounting policy for providing for dividends (refer Note 1(w) Summary of Principal Accounting Policies) and will be recognised in subsequent financial reports.

Dividend Franking

As per the 29 May 2003 announcement, the final dividend of 20 cents per share declared since 30 June 2003 will be unfranked. This represents a change from Lend Lease Corporation's previous policy of only paying fully franked dividends. The interim dividend paid on 19 March 2003 (10 cents per share) was a fully franked dividend.

The dividend franking account balance at 30 June 2003 is nil (30 June 2002 nil) this is calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts, tax losses utilised in the current period and expected franking debits arising from refunds of tax in dispute (refer Note 16 Other Assets).

The balance of the franking account has been calculated on a basis consistent with the Company's accounting policies. Lend Lease intends to enter the Australian Tax Consolidation Regime, effective 1 July 2002, which requires the keeping of a single franking account for the Australian Tax Consolidated Group. The amount of franking credits available to shareholders disclosed at 30 June 2003 has been measured under the new legislation as those available from the Australian Tax Consolidated Group.

	Consolidated	
	June 2003 Number m	June 2002 Number m
Earnings Per Share (EPS)		
Weighted average shares and share equivalents	438.3	431.7
	Cents	Cents
Earnings per share [1]		
Basic	(163.1)	52.1
Diluted	(163.1)	52.1
	12 mths June 2003 A$m	12 mths June 2002 A$m
Reconciliation of Alternative Earnings		
Net (loss)/profit after income tax attributable to members of Lend Lease Corporation Limited used in calculating basic and diluted EPS	(714.8)	226.3
Exclude: Writedown of REI businesses after tax	882.0	
Exclude: Writeoff of REI businesses' future income tax benefits previously recognised in prior years	63.0	
Earnings used in calculating alternative basic and diluted EPS	**230.2**	**226.3**
	Cents	Cents
Alternative earnings per share (cents) [2]		
Basic	52.5	52.1
Diluted	52.5	52.1

1 An adjustment factor of 0.99448 has been applied to prior financial year comparatives. This is attributable to the bonus element for the prior financial period relating to the issue of shares at less than market price, such as the Share Election Plan and Share Purchase Plan.

2 The alternative basic and diluted earnings per share amounts have been calculated after excluding the impact of the A$945.0 million after tax writedown of the REI businesses.

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
7. Cash and Cash Equivalents				
Cash	268.5	287.7		0.1
Short term investments	598.7	616.4		
	867.2	**904.1**	**-**	**0.1**

Short term investments earn variable rates of interest which averaged 4.8% per annum during the year to 30 June 2003 (June 2002 4.7%).

Cash is managed through a Board approved credit policy. Throughout the year cash was mostly invested in commercial paper and bank bills used by financial intermediaries and corporates with an acceptable investment grade credit rating.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
8. Receivables				
Current				
Trade debtors	1,520.5	1,819.5	2.0	9.0
Less: Provision for doubtful debts	(42.9)	(44.7)		
	1,477.6	**1,774.8**	**2.0**	**9.0**
Related party receivables				
Managed property trusts	44.1	37.6		
Controlled entities			2,121.8	2,761.6
Associate entities				
Pyrmont Trust (Jacksons Landing)	21.1	46.0		
IBM Global Services Australia	17.0	15.8	17.0	15.8
Lend Lease Retail Partnership		12.1		
Other	74.9	44.9	37.7	5.0
Less: Provision for doubtful debts	(22.4)	(5.0)	(22.4)	(5.0)
	134.7	**151.4**	**2,154.1**	**2,777.4**
Other receivables				
CapMark advances	74.7	73.9		
Millennium Partners advance	18.3			
Advances to developers on Housing and Community Investing (HCI) projects	15.8	17.6		
Proceeds from sale of Lend Lease European Mutual Fund		20.3		
Other	137.1	139.4		0.6
	245.9	**251.2**	**-**	**0.6**
	1,858.2	**2,177.4**	**2,156.1**	**2,787.0**
Non Current				
Loans made to Directors of controlled entities of Lend Lease Corporation	0.3	0.4		
Other loans to employees	2.6	6.1		
Related party receivables				
Controlled entities			654.1	327.7
Associate entities				
Pyrmont Trust (Jacksons Landing)	45.1	26.7		
THI plc	17.3	30.3		
Less: Provision for doubtful debt	(17.3)	(25.1)		
Other	29.8	26.6		
Less: Provision for doubtful debt	(4.0)	(4.0)		
Other receivables	2.9	18.1		
Less: Provision for doubtful debt		(3.5)		
	76.7	**75.6**	**654.1**	**327.7**
	1,934.9	**2,253.0**	**2,810.2**	**3,114.7**

Notes to the Consolidated Financial Statements continued

8. Receivables continued

Current

Unless otherwise stated, receivables do not carry interest and are not discounted to present values. They are carried at estimated amounts receivable in terms of contractual or other commercial arrangements and are recognised in accordance with the accounting policies as set out in Note 1(k) Summary of Principal Accounting Policies. Receivables are subject to a review of collectability by the Board of the relevant group company. Provisions are made for any doubtful debts.

The receivables from managed property trusts of A$44.1 million mainly relates to management and asset development fees accrued in relation to General Property Trust (GPT) and Australian Prime Property Fund (APPF).

The receivable from Pyrmont Trust of A$21.1 million includes trust distributions and development fees owing to Lend Lease in relation to the Jacksons Landing development at Pyrmont.

Other receivables of A$74.9 million primarily relates to management fees owing and various loans provided in the normal course of business.

Non Current

The loans made to Directors of Lend Lease Corporation or controlled entities are in accordance with a scheme approved by shareholders in the General Meeting. Other loans are loans provided to employees.

The receivable from Pyrmont Trust of A$45.1 million is a loan to the joint venture to fund development expenditure.

The related party receivables other of A$29.8 million mainly comprises loans in relation to Bovis Lend Lease Private Finance Initiatives (PFI) projects (A$13.0 million) and advances to partners of development projects (A$12.3 million). The balance comprises a number of other small items.

Other receivables of A$2.9 million, mainly related to advances to landowners of development property, is fully recoverable by 2005.

Non current receivables are due in accordance with the following schedule:

	Consolidated	
	June 2003 A$m	June 2002 A$m
Between 1 and 2 years	0.8	8.2
Between 2 and 5 years	51.6	46.3
After 5 years	24.3	21.1
	76.7	75.6

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
9. Inventories				
Current				
Property held for sale at cost	67.8	147.4		
Less: Provision for diminution in value	(1.8)	(14.4)		
	66.0	133.0	-	-
Construction work in progress	245.0	259.3		
	311.0	392.3	-	-
Non Current				
Property held for sale at cost	900.5	806.3		
Less: Provision for diminution in value	(29.5)	(14.9)		
	871.0	791.4	-	-
Total inventories	1,182.0	1,183.7	-	-

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
9. Inventories continued					
Property Held for Sale					
Total cost of property held for sale includes:					
Cost of acquisition		195.0	126.3		
Development expenses		315.9	368.4		
Construction expenses		436.9	433.2		
Rates and taxes capitalised		1.1	1.7		
Borrowing costs capitalised		19.4	24.1		
Total cost		**968.3**	**953.7**	-	-
Less: Provision for diminution in value		(31.3)	(29.3)		
Book value		**937.0**	**924.4**	-	-
Book value comprises:					
Income producing		564.9	645.3		
Non income producing		372.1	279.1		
		937.0	**924.4**	-	-
Total property held for sale is comprised of:					
Bluewater, Kent	31(f)	564.9	578.5		
Urban Communities, Australia	31(a)	131.2	114.7		
Less: Provision for diminution		(3.0)	(0.8)		
Chapelfield, Norwich	31(g)	163.1	76.0		
Overgate, Dundee			78.0		
Less: Provision for diminution			(11.2)		
Victoria Harbour, Melbourne	31(c)	17.9	11.5		
Darling Park Stage III, Sydney		26.8	26.8		
Less: Provision for diminution		(11.8)	(11.8)		
Bluewater Valley, Kent		13.0	13.2		
Greenwich Peninsula, London		13.8	8.4		
Piers Project, San Francisco		11.7	9.7		
St Patricks, Sydney		4.4	14.3		
Shell Centre, London		16.5	15.3		
Less: Provision for diminution		(16.5)	(3.1)		
Hickson Road, Sydney			3.0		
Other		5.0	4.3		
Less: Provision for diminution			(2.4)		
Total		**937.0**	**924.4**	-	-
Lend Lease's 20.7% interest in Overgate, Dundee which was recorded in inventories at June 2002 has been reclassified to Note 11 Other Investments at 30 June 2003 to reflect Lend Lease's long term holding.					
Construction and Development in Progress					
Current					
Contract costs incurred to date		35,880.3	36,563.3		
Profit recognised to date		1,892.7	1,816.2		
		37,773.0	**38,379.5**	-	-
Less: Progress billings received and receivable on completed contracts		(38,125.4)	(38,713.5)		
Net construction work in progress		**(352.4)**	**(334.0)**	-	-
Net construction work in progress comprises:					
Amounts due from customers – inventories		245.0	259.3		
Amounts due to customers – trade creditors	17	(597.4)	(593.3)		
		(352.4)	(334.0)	-	-
Advances on construction projects in progress included in trade creditors		154.2	118.3	-	-
Retentions on construction projects included in progress billings		298.2	288.1	-	-

Notes to the Consolidated Financial Statements continued

9. Inventories continued

The amounts due from customers – inventories of A$245.0 million at 30 June 2003 relates to Bovis Lend Lease and represents costs incurred on projects in excess of that billed to clients.

The amounts due to customers – trade creditors of A$597.4 million at 30 June 2003 relates to Bovis Lend Lease and represents billings raised to clients in excess of costs and profits recognised on these projects.

	Note	Country of Origin	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
10. Equity Accounted Investments						
Non Current						
Associates						
Retirement by Design Pty Ltd		Australia	23.6	21.3		
Tres Aguas (Paseo Commercial Carlos III), Madrid		Spain		18.6		
Forest Gardens Residential Land Development	31(a)	Australia	6.7	6.6		
LLM Inversiones I S.A. de C.V. (Mexican Distressed Loans)		Mexico	6.4	15.1		
LLM Inversiones II S.A. de C.V. (Mexican Distressed Loans)		Mexico	3.8			
Catalyst Healthcare (Worcester)		UK	3.8			
Darling Park Trust Operator Pty Limited		Australia	5.4	4.2		
Generali Lend Lease		Germany	2.1	1.3		
Wattle Grove Development	31(a)	Australia		4.1		
Chelverton Properties Limited		UK		14.1		
Lend Lease Rosen Real Estate Securities LLC		USA		7.1		
Other			8.2	16.9		
			60.0	**109.3**	**-**	**-**
Less: Provision for diminution			(0.5)	(17.5)		
	32		**59.5**	**91.8**	**-**	**-**
Joint Ventures						
Caroline Springs Joint Venture	31(a)	Australia	16.6	12.9		
Pyrmont Trust (Jacksons Landing)	31(b)	Australia	13.3	13.3		
Mirvac Lend Lease Village Consortium (Newington)		Australia	12.6	8.0		
Mawson Lakes Economic Development Project	31(a)	Australia	10.0	6.6		
Fox Retail and Entertainment Precinct		Australia	5.0	4.7		
North Lakes Development Joint Venture		Australia		24.5		
Other			1.5	4.3		
	33		**59.0**	**74.3**	**-**	**-**
Total equity accounted investments			**118.5**	**166.1**	**-**	**-**

Notes to the Consolidated Financial Statements continued

	Note	Country of Origin	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
11. Other Investments						
Current						
Mortgage loans		USA	214.2	239.3		
Tax credit properties		USA	162.8	111.4		
			377.0	**350.7**	**-**	**-**
Non Current						
Shares in Other Corporations, Interests in Trusts and Partnerships						
King of Prussia Associates	31(d)	USA	213.0	232.3		
Lend Lease Global Property Fund, SICAF		Luxembourg	153.9	83.4		
Lend Lease Overgate Partnership	31(i)	UK	111.8	32.3		
Lend Lease Retail Partnership	31(h)	UK	60.3	61.5		
Yarmouth Capital Partners Limited Partnership II		USA	45.5	83.4		
Australian Prime Property Fund (APPF)		Australia	49.8	48.8		
Lend Lease International Distressed Debt Fund		USA	45.8	65.5		
IBM Global Services Australia Limited		Australia	42.8	42.8	42.8	42.8
Asia Pacific Investment Company II (APIC II)	31(e)	Singapore	39.9			
Asia Pacific Investment Company (APIC)	31(e)	Singapore	37.8	87.7		
Value Enhancement Fund V		USA	33.4	32.0		
Value Enhancement Fund IV		USA	24.7	26.2		
Value Enhancement Fund III		USA	16.4	23.5		
Lend Lease SICAV Real Estate Securities Fund		Luxembourg	20.6			
Lend Lease US Real Estate Securities Fund		USA	20.6	22.5		
CMBS Bonds		USA	19.3	8.2		
Thai Market project		Thailand	11.8	11.8		
Lend Lease Asia Water Trust		Australia	9.3	9.3	9.3	9.3
Multi family Co-investment Funds		USA	7.8	10.3		
Real Estate Debt Fund Co-investments		USA	7.2	6.8		
Winn Property Management		USA		6.7		
Mezzanine Debt Co-investment		USA	4.0	3.3		
Tax Credit Funds Co-investments		USA	12.1	17.2		
Debt Management Fund Co-Investment		USA	4.2	14.9		
Li Fung Distribution Centre		China		7.4		
Bradford Regeneration Co.		UK		1.6		
Shares in controlled entities					1,757.8	1,275.4
Other			22.5	12.2		
			1,014.5	**951.6**	**1,809.9**	**1,327.5**
Less: Provision for diminution			(61.8)	(29.6)	(9.3)	
			952.7	**922.0**	**1,800.6**	**1,327.5**
Total other investments			**1,329.7**	**1,272.7**	**1,800.6**	**1,327.5**

Lend Lease's 20.7% interest in Overgate, Dundee which was recorded in Note 9 Inventories at June 2002, has been classified to Note 11 Other Investments as at 30 June 2003 to reflect Lend Lease's long term holding.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
12. Property, Plant and Equipment				
Land at Directors' valuation	**6.8**	**7.8**	-	-
Buildings and leasehold improvements at cost	47.5	40.0		
Accumulated depreciation	(19.8)	(14.0)		
	27.7	**26.0**	-	-
Plant and equipment at cost	154.9	241.4	20.9	20.6
Accumulated depreciation	(120.1)	(150.1)	(19.7)	(13.7)
	34.8	**91.3**	**1.2**	**6.9**
Leased plant and equipment at cost	12.3	12.1		
Accumulated amortisation	(9.0)	(8.5)		
	3.3	**3.6**	-	-
Total carrying amount	**72.6**	**128.7**	**1.2**	**6.9**
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Freehold Land				
Carrying amount at beginning of financial year	7.8	9.6		
Disposal		(1.2)		
Effect of exchange rate movements/other	(1.0)	(0.6)		
Carrying amount at end of financial year	**6.8**	**7.8**	-	-
Buildings and Leasehold Improvements				
Carrying amount at beginning of financial year	26.0	32.4		
Additions	5.3	0.8		
Disposals	(0.1)	(1.7)		
REI businesses writedown	(6.5)			
Depreciation	(7.6)	(3.4)		
Disposal of entity	(0.6)	(0.1)		
Effect of exchange rate movements/other	11.2	(2.0)		
Carrying amount at end of financial year	**27.7**	**26.0**	-	-
Plant and Equipment				
Carrying amount at beginning of financial year	91.3	102.9	6.9	7.9
Additions	20.2	30.8	0.3	0.8
Disposals	(18.2)	(5.5)		(0.4)
REI businesses writedown	(8.0)			
Acquisition through entity acquired	0.5	2.9		
Depreciation	(31.8)	(34.9)	(6.0)	(1.4)
Disposal of entity	(1.5)	(0.3)		
Effect of exchange rate movements/other	(17.7)	(4.6)		
Carrying amount at end of financial year	**34.8**	**91.3**	**1.2**	**6.9**
Leased Plant and Equipment				
Carrying amount at beginning of financial year	3.6	2.5		
Additions	1.6	1.1		
Disposals	(0.6)	(0.5)		
Acquisition through entity acquired		2.9		
Amortisation	(1.3)	(2.4)		
Carrying amount at end of financial year	**3.3**	**3.6**	-	-
Total carrying amount	**72.6**	**128.7**	**1.2**	**6.9**

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
13. Goodwill				
Bovis Lend Lease Group	735.4	791.4		
Accumulated amortisation	(134.8)	(105.5)		
Lend Lease Real Estate Investments – US	31.1	341.0		
Accumulated amortisation	(0.2)	(56.3)		
Delfin Group	75.7	75.7		
Accumulated amortisation	(7.2)	(3.4)		
Larry Smith		5.2		
Accumulated amortisation		(4.2)		
	700.0	1,043.9	-	-

To reflect the Directors' valuation of the expected future benefits of the goodwill relating to Lend Lease's REI businesses, a writedown totalling A$252.0 million (US$147.9 million) has been recognised in the June 2003 consolidated financial results.

Lend Lease Real Estate Investment goodwill is carried at recoverable amount and all other goodwill is carried at cost less amortisation. Recoverable amount is determined in accordance with Lend Lease's accounting policy for goodwill (Note 1(q) Summary of Principal Accounting Policies).

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
14. Management Agreements				
Real Estate Investments				
Lend Lease Real Estate Investments – US	375.2	876.3		
Accumulated amortisation	(0.7)	(55.0)		
General Property Trust	50.8	50.8		
Accumulated amortisation	(4.6)	(3.6)		
Australian Prime Property Fund	12.7	12.8		
Accumulated amortisation	(0.5)	(0.2)		
Lend Lease US Office Trust				
	432.9	881.1	-	-

To reflect the Directors' valuation of the expected future benefits of management agreements relating to the Lend Lease REI business, a writedown totalling A$350.8 million (US$210.1 million) has been recognised in the Lend Lease June 2003 consolidated financial results.

Lend Lease's Real Estate Investment's US management agreements are carried at recoverable amount and all other management agreements are carried at cost less amortisation. Recoverable amount is determined in accordance with Lend Lease's accounting policy for management agreements (refer Note 1(p) Summary of Principal Accounting Policies).

The Directors' current unrecorded valuation of the General Property Trust management agreement is A$147.6 million (June 2002 A$263.0 million) based upon a valuation undertaken by Mark Pittorino, a Director of Deloitte Touche Tohmatsu. The basis of the valuation was the net present value of estimated future earnings from the management agreement at a discount rate of 12.10% (June 2002 9.65%). The key factors that contributed to the decrease in valuation since June 2002 were the change to the discount rate and a revision of the management fee structure, offset by growth in funds under management.

The Directors current unrecorded valuation of the management agreement between Lend Lease and the unlisted APPF pursuant to the Trust Deed is A$63.7 million (June 2002 A$61.0 million) based upon an independent valuation by Mark Pittorino, a Director of Deloitte Touche Tohmatsu at 30 June 2003 of the existing management agreement. The basis of the valuation was the net present value of estimated future earnings from the management agreement at a discount rate of 11.10% (June 2002 9.65%). The factor that contributed to the increase in valuation since June 2002 was the growth in funds under management, offset by the current market trend placing downwards pressure on management fees.

As announced on 17 June 2003, Lend Lease entered into an agreement with subsidiaries of Morgan Stanley and Co, Incorporated (Morgan Stanley) for Morgan Stanley to assume ownership of certain parts of the US real estate equity advisory business. Lend Lease's shares in Lend Lease USOT Management Limited are included in this transaction. Accordingly, the Directors have elected not to conduct an independent valuation of the Lend Lease US Office Trust management agreement.

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
15. Other Intangibles				
Other intangibles	74.9	70.1		
Accumulated amortisation	(17.9)	(11.2)		
	57.0	**58.9**	**-**	**-**
Other intangibles include A$53.8 million net of mortgage servicing rights which relate to the origination and acquisition of servicing rights for mortgage loan portfolios which are amortised over the life of the rights (on average 10 years) against the fee income generated by the rights.				
16. Other Assets				
Current				
Prepayments	48.0	44.5		
Deferred bid costs on projects at preferred bidder status	80.7	25.6		
Net marked to market forward exchange contracts	156.0	116.2		
Other	4.4	4.0		
	289.1	**190.3**	**-**	**-**
Non Current				
Prepayments	14.0	19.0		
IT systems		65.8		
Accumulated amortisation		(13.2)		
Net marked to market forward exchange contracts	3.8	29.2		
Marked to market cross currency swap	13.1			
Other	98.5	15.5		
	129.4	**116.3**	**-**	**-**
	418.5	**306.6**	**-**	**-**

Other non current totalling A$98.5 million includes A$95.3 million which was paid during the financial year to the Australian Taxation Office (ATO) in relation to an amended assessment issued for an Australian subsidiary for the year ended 30 June 1996. The amendment relates to the forward sale and associated Westpac share warrants issue agreement with County Natwest Securities Australia Limited in relation to 100 million Westpac shares and includes the payment of additional company tax of A$40.7 million, penalties of A$20.3 million and interest of A$34.3 million. The Directors are vigorously disputing the assessment and will be pursuing all necessary avenues of objection and appeal. Lend Lease continues to regard its tax treatment of the transaction as proper and remains confident of a successful legal challenge and that the amounts under the amended assessment will not be charged to the profit and loss account.

The marked to market cross currency swap of A$13.1 million included in non current represents the restated foreign exchange assets on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005. June 2002 cross currency swaps were disclosed under Other Non Interest Bearing Liabilities, due to the relatively weaker value of the A$ against the US$ at that time (refer Note 21 Other Non Interest Bearing Liabilities).

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
17. Creditors					
Current					
Trade creditors		1,730.8	2,108.0	13.5	21.0
Revenue in excess of costs and profits recognised on incomplete projects	9	597.4	593.3		
Deposit received in advance		100.0	13.9		
Unearned premium reserve		5.2	6.7		
Insurance claim reserve		1.3	0.4		
Related party payables					
Controlled entities				836.5	366.0
Other		10.0	27.0		
Other		18.8	50.2	7.6	3.7
		2,463.5	**2,799.5**	**857.6**	**390.7**
Non Current					
Controlled entities				890.0	954.2
Insurance claim reserve		14.5	6.8		
Other		10.1			
		24.6	**6.8**	**890.0**	**954.2**
		2,488.1	**2,806.3**	**1,747.6**	**1,344.9**

The deposit received in advance, represents a £40 million (A$100.0 million) deposit received from Capital Shopping Centres in accordance with the forward sale agreement for Chapelfield, Norwich. Unearned premium and insurance claim reserves relate to Lend Lease's wholly owned special purpose captive insurance subsidiary.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
18. Borrowings and Financing Arrangements				
(a) Borrowings				
Non Current				
Commercial notes	884.6	938.6		
Total borrowings	**884.6**	**938.6**	**-**	**-**
(b) Finance Facilities				
Lend Lease operating businesses have access to the following lines of credit:				
Total Facilities Available [1]				
Bank overdrafts	15.3	14.5	10.0	10.0
Standby cash advance facilities	150.0	275.0	150.0	275.0
Bank credit facilities	1,386.7	2,346.6		
Commercial notes	2,384.6	2,438.6		
	3,936.6	**5,074.7**	**160.0**	**285.0**
Facilities Utilised at Balance Date				
Bank overdrafts				
Standby cash advance facilities				
Bank credit facilities				
Commercial notes	884.6	938.6		
	884.6	**938.6**	**-**	**-**
Facilities Not Utilised at Balance Date				
Bank overdrafts	15.3	14.5	10.0	10.0
Standby cash advance facilities	150.0	275.0	150.0	275.0
Bank credit facilities	1,386.7	2,346.6		
Commercial notes	1,500.0	1,500.0		
	3,052.0	**4,136.1**	**160.0**	**285.0**
Total facilities available	**3,936.6**	**5,074.7**	**160.0**	**285.0**

Footnotes are located on the following page.

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
18. Borrowings and Financing Arrangements continued				
(b) Finance Facilities continued				
Bank Credit Facilities				
The amounts drawn from the various facilities at 30 June 2003 were:				
Unsecured Bank Loans				
US$145.0 million bank facility at LIBOR plus 0.35%, due December 2003 [2]				
£30.0 million bank facility at LIBOR plus 0.25%, due September 2003 [3]				
£150.0 million bank facility at LIBOR plus 0.35%, due November 2003 [4]				
Secured Bank Loans				
US$300.0 million secured mortgage warehouse facility at LIBOR plus 0.875%, due February 2004 [5]				
US$250.0 million secured mortgage servicing facility at LIBOR plus 0.875%, due March 2004 [5]				
Total bank credit facilities	-	-	-	-
Commercial Notes				
A$500.0 million Lend Lease commercial paper [6]				
US$250.0 million Lend Lease 6.75% guaranteed notes, due June 2005 [7]	384.6	438.6		
A$1.5 billion Lend Lease guaranteed note [8]	500.0	500.0		
Total commercial notes	**884.6**	**938.6**	-	-
Total borrowings	**884.6**	**938.6**	-	-

1 Available credit facilities have reduced by A$1,138.1 million primarily due to the cancellation of A$711.5 million unsecured bank loans and A$230.8 million secured bank loans to reduce excess capacity. The remaining decrease is a result of foreign currency translation movements.
2 This bank overdraft facility is used to finance working capital requirements for the US operations. At 30 June 2003, US$71.5 million (June 2002 US$69.3 million) of the facility is utilised by outstanding letters of credit. US$73.5 million (June 2002 US$30.7 million) is disclosed as available credit facilities.
3 This short term money market facility is used for general working capital purposes in the European business. The facility can act as an overdraft, short term money market loan or a guarantee facility. At 30 June 2003, £9.0 million (June 2002 £22.5 million) of the facility is utilised by outstanding letters of credit. £21.0 million (June 2002 £7.5 million) is disclosed as available credit facilities.
4 This facility is used for short term working capital requirements primarily in the European business.
5 These facilities are utilised by Lend Lease Mortgage Capital for the Fannie Mae and the Freddie Mac mortgage originations and are secured by the loans. These obligations are generally settled within 30 – 45 days of origination. The US$300.0 million facility expires in February 2004 and the US$250.0 million facility expires in March 2004. Of the US$250.0 million facility US$100.0 million is available immediately with the remaining US$150.0 million available and subject to market conditions.
6 Lend Lease has a A$500.0 million Australian commercial paper program. The amount drawn under the facility at 30 June 2003 was nil, the availability of which is subject to market conditions.
7 On 30 June 1998 Lend Lease issued s144A US$250.0 million of bonds with a coupon of 6.75% pa, due to mature on 30 June 2005.
8 In 1999 Lend Lease (US) Finance Inc. issued A$500.0 million in notes due July 2005 with a coupon of 7.5% under its A$1.5 billion Multi Issue Debt Program. This issue has been swapped into US$. The availability of the A$1.0 billion balance is subject to market conditions.

The following schedule profiles the 30 June 2003 borrowings by currency and interest exposure after interest rate swaps and currency swaps have been taken into consideration.

	Interest Exposure [1] Fixed A$m	Interest Exposure [1] Floating A$m	Currency [2] A$ A$m	Currency [2] US$ A$m
Between 1 and 5 years	621.6	263.0		884.6
Total	**621.6**	**263.0**	-	**884.6**

1 Resulting interest rate exposure after interest rate swaps.
2 Resulting borrowings by currency including currency swaps.

Notes to the Consolidated Financial Statements continued

18. Borrowings and Financing Arrangements continued

(c) Financing Guarantees

Lend Lease was guarantor of a bank loan facility for £1.5 million (A$3.75 million) for Chelverton Properties Limited. This was repaid in January 2003.

Lend Lease is guarantor for bank loan facilities for US$13.8 million (A$21.2 million) for Cordia Senior Living in relation to: Westmont II LLC US$3.4 million (A$5.2 million), Roseville US$1.0 million (A$1.5 million) and Rosegarden US$9.4 million (A$14.5 million).

Lend Lease is the guarantor of the progressive repayment of a A$31.4 million advance by a financier to SARV Pty Ltd, a partner in a property development project being undertaken by Delfin Lend Lease.

Lend Lease is guarantor of A$10.3 million of a debt facility for the Caroline Springs joint venture.

Lend Lease is guarantor of 50% of a bank loan facility for Olympic Village/Newington for A$65.0 million.

Lend Lease has provided guarantees to the equity investors in two tax credit funds syndicated by the HCI business. Lend Lease has guaranteed the rate of return on US$65.0 million (A$100.0 million) of equity invested. At this time, no payments are due or expected under the guarantees. Following the sale of the HCI businesses on 1 July 2003, the purchaser, Muni Mae has indemnified Lend Lease for these guarantees.

Lend Lease has given guarantees in support of utilised financing facilities included within the on balance sheet borrowings of A$884.6 million (June 2002 A$938.6 million) disclosed above, which are held by various controlled entities. These guarantees are issued in respect of entities internal to Lend Lease and do not constitute an additional obligation to that already existing from on balance sheet borrowings.

		Consolidated		Company	
	Note	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
19. Provisions					
Current					
Dividends	6		39.1		39.1
Employee benefits		79.9	100.7	0.3	0.2
Construction risks		89.7	108.1		
REI restructuring		152.0			
Employee termination provisions					
REI businesses		24.9			
Other		19.7			
Other		32.1	70.4	28.8	30.8
		398.3	318.3	29.1	70.1
Non Current					
Employee benefits		55.8	52.3		
Other		53.1	55.4		
		108.9	107.7	-	-
		507.2	426.0	29.1	70.1

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
19. Provisions continued				
Reconciliations				
Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below:				
Current				
Dividends				
Carrying amounts at beginning of financial year	39.1	34.5	39.1	34.5
Adjustment on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	(39.1)		(39.1)	
Provisions made during the financial year				
Final dividend (year ending June 2002)	39.1	39.1	39.1	39.1
Interim dividend (year ending June 2003)	43.5		43.5	
Interim dividend (year ending June 2002)		38.8		38.8
Payments made during the financial year	(82.6)	(73.3)	(82.6)	(73.3)
Carrying amount at end of financial year	**-**	**39.1**	**-**	**39.1**
Construction Risks				
Carrying amounts at beginning of financial year	108.1	131.9		
Provisions raised/(written back) during the financial year	1.0	(4.3)		
Payments made during the financial year	(13.4)	(40.3)		
Other	(0.4)	27.7		
Effects of exchange rate movements	(5.6)	(6.9)		
Carrying amount at end of financial year	**89.7**	**108.1**	**-**	**-**
REI Restructuring				
Carrying amount at beginning of financial year				
Provisions raised during the financial year	152.0			
Carrying amount at end of financial year	**152.0**	**-**	**-**	**-**
Employee Termination				
Carrying amounts at beginning of the financial year				
Provisions raised during the financial year – REI restructure	24.9			
Provision raised during the financial year – Group restructure	21.0			
Effects of exchange rate movements/other	(1.3)			
Carrying amount at end of the financial year	**44.6**	**-**	**-**	**-**
Other				
Carrying amounts at beginning of financial year	70.4	105.0	30.8	89.3
Provisions raised/(written back) during the financial year	20.7	21.7	9.8	(55.6)
Increase through acquisitions of entity		0.5		
Payments made during the financial year	(19.8)	(49.4)	(4.2)	
Other	(36.3)	(0.7)	(7.9)	(2.9)
Effects of exchange rate movements	(2.9)	(6.7)	0.3	
Carrying amount at end of financial year	**32.1**	**70.4**	**28.8**	**30.8**
Non Current				
Other				
Carrying amounts at beginning of financial year	55.4	47.5		
Provisions raised during the financial year	10.0	14.1		
Payments made during the financial year	(4.6)			
Effects of exchange rate movements/other	(7.7)	(6.2)		
Carrying amount at end of financial year	**53.1**	**55.4**	**-**	**-**

Notes to the Consolidated Financial Statements continued

19. Provisions continued

The construction risks provision of A$89.7 million mainly comprises a maintenance and warranty provision of A$59.6 million (June 2002 A$80.9 million) to cover specific or estimated claims that arise due to defects or legal disputes in relation to completed projects.

The REI restructuring provision of A$152.0 million, raised in relation to the REI writedown was established to cover expenses related to restructuring the REI business and primarily relates to rationalisation costs.

Other provisions (current and non current) totalling A$85.2 million comprise of a number of provisions including those in respect of defaults on mortgage loans originated for Fannie Mae A$47.7 million (June 2002 A$48.9 million). The balance in other provisions A$37.5 million (June 2002 A$76.9 million) relates to specific items not otherwise provided for in these Financial Statements.

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
20. Other Interest Bearing Liabilities					
Current					
Deferred settlement on acquisition – development properties			10.0		
Bluewater lease liability	31(f)	18.2	18.8		
Finance lease liability		1.3	1.7		
Other		0.8	0.7		
		20.3	31.2	-	-
Non Current					
Bluewater lease liability	31(f)	235.8	265.3		
Finance lease liability		0.6	1.6		
Other			0.8		
		236.4	267.7	-	-
		256.7	298.9	-	-
21. Other Non Interest Bearing Liabilities					
Current					
Deferred settlement on acquisition – controlled entities		12.9	73.3		
Deferred income		14.7	11.0		
Deferred gain on foreign currency hedges		17.8			
Other		5.8	0.8		
		51.2	85.1	-	-
Non Current					
Deferred settlement on acquisition – controlled entities			10.1		
Marked to market cross currency swap			55.3		
Deferred gain on foreign currency hedges		3.8	7.8		
Other		9.0	2.8		
		12.8	76.0	-	-
		64.0	161.1	-	-

The current deferred settlement on acquisition of controlled entities of A$12.9 million relates mainly to deferred purchase payments for the Boston Financial Group (A$11.4 million). Some portion of the deferred settlement components are contingent on certain outcomes.

The marked to market cross currency swap of A$55.3 million included in non current at June 2002 represents the restated foreign exchange liabilities on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005. The June 2003 swaps are disclosed under Other Assets Non Current due to the appreciation of the A$ against the US$ (refer Note 16 Other Assets).

Other items included in other non interest bearing liabilities are shown at face value.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
22. Contributed Equity	**816.4**	**797.7**	**816.4**	**797.7**

	Note	June 2003 No. of shares m	June 2003 A$m	June 2002 No. of shares m	June 2002 A$m
Ordinary shares issued at beginning of financial year		434.5	797.7	429.6	765.8
Movements during the financial year					
Issues for:					
Dividend Reinvestment Plan		1.5	14.4	1.0	12.8
Share Purchase Plan		3.1	27.5	1.4	17.6
Share Election Plan (SEP) [1]		0.2		0.4	
Other [2]			0.4	0.1	0.5
Share buybacks [3]		(2.9)	(24.7)		
Allocation to Lend Lease Employee Share Plans	35(c)	2.2	1.1	2.0	1.0
Ordinary shares issued at end of financial year		**438.6**	**816.4**	**434.5**	**797.7**

1 The shares issued under the SEP represent dividends foregone by SEP participants. These shares are issued directly from share capital (rather than repurchased via on market transactions) with the number of shares issued based upon the share price at the date the dividend payments were foregone.
2 Other issues relate to issues to non Executive Directors (35,942 shares). These shares issued are equal in value to fees which would otherwise be payable to the Directors (as approved by shareholders at the 2000 AGM).
3 Share buybacks includes 1.1 million shares with a value of A$9.5 million which were settled and cancelled in July 2003.

As announced 29 May 2003, Lend Lease has commenced an on market share buyback of up to 10% (43.5 million shares) of its issued capital. As at 30 June 2003, 2.9 million shares have been bought back.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. Ordinary shareholders rank after all creditors in repayment of capital.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
23. Reserves				
Capital Reserve	**104.6**	**104.6**	**104.6**	**104.6**
Foreign Currency Translation Reserve				
Opening balance at beginning of financial year	(53.1)	7.8		
Currency fluctuation attributable to translation and hedging of self sustaining foreign operations	(8.9)	(60.9)		
Closing balance at end of financial year	**(62.0)**	**(53.1)**	**-**	**-**
Total reserves	**42.6**	**51.5**	**104.6**	**104.6**

Nature and Purpose of Reserves

Capital Reserve

The capital reserve comprises realised capital profits on the disposal of assets which did not attract Capital Gains Tax.

Foreign Currency Translation Reserve

The Foreign Currency Translation Reserve records the foreign currency differences net of income tax arising from the translation of self sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self sustaining operation (refer to Note 1(u) Summary of Principal Accounting Policies).

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
24. Retained Profits					
Retained profits at beginning of financial year		2,899.1	2,749.9	2,129.7	2,145.8
Increase/(decrease) in retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'		(1.1)			
AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'		39.1		39.1	
Net (loss)/profit attributable to members of Lend Lease Corporation Limited		(714.8)	226.3	(176.2)	61.0
Dividends foregone pursuant to share election plan		1.7	0.8	1.7	0.8
		2,224.0	**2,977.0**	**1,994.3**	**2,207.6**
Dividends paid		(82.6)	(77.9)	(82.6)	(77.9)
Retained profits at end of financial year		**2,141.4**	**2,899.1**	**1,911.7**	**2,129.7**
25. Outside Equity Interests in Controlled Entities					
Outside equity interests in controlled entities comprise:					
Lend Lease Actus (25%)		4.2	2.4		
Lend Lease Korea Ltd (10%)		2.1	2.1		
Other		0.9	(0.7)		
		7.2	**3.8**	-	-
Represented by:					
Interest in retained losses at end of the financial year		(0.2)	(6.6)		
Interest in share capital		7.4	10.4		
Total outside equity interest		**7.2**	**3.8**	-	-
26. Total Equity Reconciliation					
Equity at beginning of financial year		**3,752.1**	**3,667.4**	**3,032.0**	**3,016.2**
Movements comprise:					
Movements in contributed equity	22	18.7	31.9	18.7	31.9
Dividends paid		(82.6)	(77.9)	(82.6)	(77.9)
Dividends foregone pursuant to share election plan	24	1.7	0.8	1.7	0.8
Net (loss)/profit attributable to members of Lend Lease Corporation Limited		(714.8)	226.3	(176.2)	61.0
Adjustment to retained profits on initial adoption of:					
Revised AASB 1028 'Employee Benefits'	24	(1.1)			
AASB 1044 'Provisions, Contingent Liabilities & Contingent Assets'	24	39.1		39.1	
Other changes in equity					
Movement in Foreign Currency Translation Reserve	23	(8.9)	(60.9)		
Total revenues, expenses and valuation adjustments attributable to members of Lend Lease Corporation Limited		**(747.9)**	**120.2**	**(199.3)**	**15.8**
Total changes in outside equity interests in controlled entities	25	3.4	(35.5)		
Total movement in equity for financial year		**(744.5)**	**84.7**	**(199.3)**	**15.8**
Equity at end of financial year		**3,007.6**	**3,752.1**	**2,832.7**	**3,032.0**

Notes to the Consolidated Financial Statements continued

27. Contingent Liabilities

Lend Lease has the following contingent liabilities:

There are a number of legal claims and exposures (other than items included in Notes 28, 31 and 32) which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount of liability, if any, which may arise cannot be measured reliably at this time. The Directors are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any anticipated losses.

Lend Lease, which has a 23% investment interest in IBMGSA, has guaranteed in proportion to its ownership interest any monetary liability related to the performance of IBMGSA arising under IT outsourcing contracts with Health Insurance Commission, Medibank Private, Westpac and Department of Health.

In certain circumstances, Lend Lease also guarantees the due performance of particular Group entities in respect of their obligations. This includes bonding and bank guarantee facilities utilised primarily by the Real Estate Solutions businesses. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

The Company provides financial guarantees on bank facilities of certain entities. These are disclosed in Note 18 Borrowings and Financing Arrangements.

Lend Lease has provided warranties in connection with the sale of HCI, HFF and CapMark Services and the North American Asset Management (distressed debt) business. The warranties include ownership, authority, compliance with relevant laws, disclosure of material issues and accuracy and completeness of information provided. Warranties have also been given in relation to payment of taxes and compliance with taxation laws. The amount of liability, if any, cannot be measured reliably at this time.

The Australian Taxation Office (ATO) is continuing an audit of the holding company and certain other Australian subsidiaries within the Lend Lease Group. A number of issues have been raised by the ATO in respect of their audit and discussions are ongoing. The ultimate outcome of the tax audit cannot be reliably estimated at this time.

Details of the June 1996 amended assessment issued by the ATO in relation to the forward sale and warrants issue agreement for Westpac shares are disclosed in Note 16 Other Assets.

	Consolidated		Company	
	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
28. Commitments				
(a) Operating Leases Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial statements:				
Land and buildings – self occupied	314.8	292.7	12.9	25.4
Plant and equipment	37.0	32.7		
	351.8	**325.4**	**12.9**	**25.4**
Due within 1 year	83.6	97.5	11.3	15.5
Due between 1 and 5 years	194.3	192.6	1.6	9.9
Due later than 5 years	73.9	35.3		
	351.8	**325.4**	**12.9**	**25.4**
(b) Capital Expenditure At balance date the aggregate amount of capital expenditure contracted but not provided for in the financial statements:				
Due within 1 year	-	-	-	-
(c) Controlled Entities At balance date the aggregate amount of expenditure contracted but not provided for in the financial statements:				
Due within 1 year - Rosen Financial Services II	7.6	25.6	-	-

Notes to the Consolidated Financial Statements continued

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
28. Commitments continued					
(d) Finance Lease Commitments					
At balance date the aggregate amount of finance leases contracted:					
Due within 1 year		1.3	1.9		
Due between 1 and 5 years		0.7	1.7		
		2.0	**3.6**	**-**	**-**
Less: Future lease finance charges		(0.1)	(0.3)		
		1.9	**3.3**	**-**	**-**
Lease liabilities provided for in the financial statements:					
Current	20	1.3	1.7		
Non Current	20	0.6	1.6		
		1.9	**3.3**	**-**	**-**
(e) Investments					
At balance date capital commitments existed in respect of interests in partnerships, investments or joint ventures contracted but not provided for in the financial statements:					
Due within 1 year					
Lend Lease International Distressed Debt Fund		99.9	109.9		
Value Enhancement Fund V		41.7	13.2		
Tactical Office Partnership			17.5		
Multi family Investment Funds		6.1	3.0		
Mezzanine Debt Co-Investment		5.9	31.1		
Lend Lease Global Property Fund, Luxembourg			92.0		
CMBS B-Pieces			9.4		
Other		27.6	12.2		
Due between 1 and 5 years					
Private Finance Initiatives (PFI's)		33.9	10.5		
Multi Family Investment Funds		10.2	23.7		
Other		4.6	6.7		
		229.9	**329.2**	**-**	**-**

Notes to the Consolidated Financial Statements continued

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
29. Notes to the Statements of Cash Flows				
(a) Reconciliation of (Loss)/Profit attributable to members of Lend Lease Corporation to Net Cash Provided by Operating Activities				
Net (loss)/profit attributable to members of Lend Lease Corporation	**(714.8)**	**226.3**	**(176.2)**	**61.0**
Amortisation and depreciation	132.3	151.4	3.7	2.0
Gain on sale of investments and fixed assets	(34.6)	(77.1)		
Foreign exchange (gain)/loss and currency hedging costs	(31.1)	2.5	(35.1)	(29.2)
Equity accounted profit	43.4	(34.0)		
Net movement in provisions	119.5	12.4	76.2	110.4
Write down of REI US businesses	882.0		247.0	
Net bad and doubtful debts expense	3.2	(5.5)	1.3	(7.8)
Net cash provided by operating activities before changes in assets and liabilities	**399.9**	**276.0**	**116.9**	**136.4**
Decrease/(increase) in receivables	257.7	326.8	7.9	(19.1)
(Increase)/decrease in inventories	(94.7)	212.2		
Increase in other assets	(111.1)	(96.2)		
(Decrease)/increase in creditors	(307.9)	74.0	(11.2)	14.3
Decrease in other liabilities	(3.6)	(158.3)		
Decrease in deferred tax items	61.3	91.7	4.8	25.2
Increase/(decrease) in current tax provision	45.6	(91.2)	(58.1)	(7.8)
Decrease in other provisions	(57.2)	(80.1)		
Decrease in other intangibles	1.4	2.5		
Net cash provided by operating activities	**191.4**	**557.4**	**60.3**	**149.0**

	Consolidated Receipts June 2003 A$m	Consolidated Receipts June 2002 A$m	Consolidated Expenditure June 2003 A$m	Consolidated Expenditure June 2002 A$m
(b) Supplementary Information				
Integrated property development receipts and expenditure:				
Bluewater, Kent				20.3
Olympic Village/Newington, Sydney	9.4	267.9	6.6	27.0
Admiralty Industrial Park, Singapore		16.5		1.9
Touchwood Court, Solihull		480.5	17.6	340.6
Overgate Centre, Dundee		139.9		7.8
Chapelfield, Norwich	113.0		80.5	36.6
Jacksons Landing, Sydney	12.9	9.8	6.8	6.4
Varsity Lakes, Gold Coast	39.4	55.7	36.8	33.7
Forest Gardens, Cairns		37.7	1.4	26.1
Twin Waters/North Shore, Sunshine Coast	28.2	30.4	28.4	19.4
Craigieburn, Melbourne	22.0	15.6	13.5	16.5
Pakenham, Melbourne	19.9	13.7	8.9	14.4
Forest Lake, Brisbane	49.7	15.9	23.4	0.2
Hickson Road, Sydney	4.5	14.1		3.3
Springfield Lakes, Brisbane	23.5	9.3	19.1	14.1
Victoria Harbour, Melbourne		7.8	18.8	5.5
St Patricks, Sydney	14.1	1.3		8.5
Other	29.1	49.5	75.0	64.8
	365.7	**1,165.6**	**336.8**	**647.1**

	Note	Consolidated June 2003 A$m	June 2002 A$m
29. Notes to the Statements of Cash Flows continued			
(b) Supplementary Information continued			
Distributions from partnerships:			
King of Prussia		14.9	15.4
Lend Lease International Distressed Fund			6.6
		14.9	**22.0**
Income tax paid in respect of operations:			
Tax paid during the year	5(b)	50.3	142.0
Amended assessment – Westpac shares	16	95.3	
		145.6	**142.0**
Proceeds on sale/redemption of current investments:			
LLMC Mortgages		326.2	345.3
Tax Credit Properties		447.5	344.4
		773.7	**689.7**
Purchases of current investments:			
Tax Credit Properties		512.6	344.4
Mortgage Loans		330.7	564.5
		843.3	**908.9**
Proceeds on sale/redemption of non current investments:			
North Lakes (Urban Community)		42.5	
Paseo Commercial Carlos III		43.7	
Lend Lease European Mutual		20.7	
YCP (Operations, LP I, LP II)		17.4	
Da Chang			22.7
Lend Lease Porto Retail (Arrabida)			21.2
Kiwi Property Group			20.5
Calderdale			16.3
General Property Trust Units			14.3
Other		35.1	31.7
		159.4	**126.7**
Purchases of non current investments:			
Lend Lease Global Properties		98.3	56.7
Lend Lease SICAV European Real Estate Securities Fund		19.9	
CMBS Bonds		15.5	
LLFC Enhanced Yield Debt Fund		4.8	19.0
Lend Lease Retail Partnership			24.0
Lend Lease International Distressed Debt Fund			20.0
Other		28.0	22.6
		166.5	**142.3**
Net payment of loans to associates/related parties:			
Nowe Centrum (Chelverton)		(59.0)	(5.0)
THI		13.8	10.3
Lend Lease Equities, S.A DEC.V.		15.3	
IBM Global Services Australia			18.7
Lend Lease Global Fund			10.5
Other		(3.8)	(0.5)
		(33.7)	**34.0**

Proceeds from borrowings of A$1,209.5 million comprised short term drawdowns under the mortgage loan facility. Repayments of borrowings of A$1,209.5 million comprised short term repayments under the mortgage loan facility.

Notes to the Consolidated Financial Statements continued

	Consolidated			
	BLL Telecom June 2003 A$m	LL Rosen June 2003 A$m	Total June 2003 A$m	Delfin June 2002 A$m
29. Notes to the Statements of Cash Flows continued				
(c) Payments for Controlled Entities				
Acquisition Cost				
Cash paid for acquisition	12.6	25.6	38.2	171.9
Cash paid for acquisition costs				2.0
	12.6	**25.6**	**38.2**	**173.9**
Provision for restructure				4.2
Total acquisition cost	**12.6**	**25.6**	**38.2**	**178.1**
Cash consideration	12.6	25.6	38.2	171.9
Cash acquired	(6.0)	(0.1)	(6.1)	(1.3)
Net outflow of cash	**6.6**	**25.5**	**32.1**	**170.6**
Fair Value of Net Assets of Entity Acquired				
Cash and cash equivalents	6.0	0.1	6.1	1.3
Inventories	11.4		11.4	107.0
Investments		3.1	3.1	46.5
Receivables		3.7	3.7	40.6
Other assets	0.8	0.1	0.9	14.4
Creditors and borrowings	(1.7)	(2.4)	(4.1)	(74.6)
Provisions	(3.9)		(3.9)	(32.8)
Net assets acquired	**12.6**	**4.6**	**17.2**	**102.4**
Outside equity interests at acquisition		(0.9)	(0.9)	
	12.6	**3.7**	**16.3**	**102.4**
Goodwill on acquisition		21.9	21.9	75.7
Total acquisition cost	**12.6**	**25.6**	**38.2**	**178.1**

June 2003

Lend Lease Rosen

On 1 August 2002 Lend Lease acquired a further 27.5% interest in Lend Lease Rosen Real Estate Securities, LLC, a real estate investment trust manager and stock advisor for consideration of A$25.6 million. This acquisition increased Lend Lease ownership interest to 77.5%, making it a controlled entity (previously equity accounted).

BLL Telecom

In October 2002 Lend Lease acquired 100% of Bovis Lend Lease Telecom Inc. a cellular phone network carrier for consideration of A$12.6 million, as part of Bovis Lend Lease's J Phone project in Japan. The project involves the project management of a nationwide rollout of cellular networks.

June 2002

Delfin Limited

On 10 August 2001 Lend Lease acquired 100% of Delfin Limited, an urban community developer in Australia for consideration of A$178.1 million.

29. Notes to the Statements of Cash Flows continued

(d) Disposals of Controlled Entities

Sale of controlled entities comprised:

	Consolidated HFF, LP June 2003 A$m	Consolidated Larry Smith June 2002 A$m
Sale Proceeds		
Cash received	15.4	5.7
Carrying amount on disposal	13.6	3.1
Disposal costs	1.8	
Profit on disposal	**-**	**2.6**
Carrying Value of Net Assets of Entities Disposed		
Cash and cash equivalents	(0.6)	0.3
Property, plant and equipment	2.1	0.3
Management agreements	5.1	
Goodwill	7.4	2.1
Other assets	3.4	1.6
Creditors and provisions	(3.8)	(1.2)
Lend Lease share of net assets disposed	**13.6**	**3.1**
Cash Flows Resulting from Sale		
Cash consideration	15.4	5.7
Cash disposed	0.6	(0.3)
Net inflows of cash	**16.0**	**5.4**

June 2003

Holliday Fenoglio Fowler, LP

On 17 June 2003, Holliday Fenoglio Fowler, LP, a commercial real estate capital intermediary, was sold to management for consideration of A$15.4 million.

June 2002

Larry Smith

Larry Smith, Italy, was sold on 11 December 2001, with an effective date at 1 July 2001.

Notes to the Consolidated Financial Statements continued

30. International Currency Management and Financial Instruments

(a) Foreign Currency

Foreign Currency Translation

The major foreign currency exchange rates used in the translation of profit and loss (average rate) and assets and liabilities (spot rate) denominated in foreign currency are as follows:

	June 2003		June 2002	
	Average Rate	Spot Rate	Average Rate	Spot Rate
US Dollars	0.587	0.65	0.520	0.570
Pounds Sterling	0.369	0.40	0.360	0.390
Euros	0.556	0.56	0.583	0.583
Singapore Dollars	1.031	1.14	0.943	0.980

Foreign Currency Risk

Lend Lease's policy regarding foreign currency management is to manage currency risk so as to minimise any adverse impact of this risk and associated costs on the Lend Lease Group's consolidated result. A Financial Markets Risk Committee oversees the management of the Group's foreign currency exposures within the parameters of the currency risk management policy. Speculative trading is not undertaken.

When hedging its exposures, Lend Lease adopts a strategy using both physical and derivative financial instruments. In regard to derivative financial instruments, Lend Lease mainly uses forward foreign exchange contracts for hedging purposes.

The following table sets out the net value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts.

	Weighted Average Exchange Rate		Receivable/(Payable) Under Contracts	
	June 2003 (A$1=)	June 2002 (A$1=)	June 2003 A$m	June 2002 A$m
Contracts to Sell Pounds Sterling at an agreed exchange rate [1]				
Not later than one year	0.39	0.35	463.5	121.5
Later than one year but not later than two years	0.35	0.36	14.3	41.2
Later than two years but not later than three years	0.40		35.3	
Contracts to Sell US Dollars at an agreed exchange rate [1]				
Not later than one year	0.56	0.52	1,147.6	1,173.1
Later than one year but not later than two years	0.53	0.52	20.8	360.4
Later than two years but not later than three years	0.63		15.9	
Contracts to Sell Singapore Dollars at an agreed exchange rate [1]				
Not later than one year	1.10	0.92	20.5	25.9
Contracts to Sell Euros at an agreed exchange rate [1]				
Not later than one year	0.54	0.59	54.3	41.8
Contracts to Buy Japanese Yen at an agreed exchange rate				
Not later than one year	68.87		0.8	
Contracts to Sell Mexican Pesos/Buy US Dollars at an agreed exchange rate (A$ equivalent)		9.14		14.1
Total A$			**1,773.0**	**1,778.0**

1 Net position (net of buy contracts).

The majority of forward exchange contracts relate to hedges of specific foreign currency exposures including receivables, payables, revenues, expenses and intercompany transactions and loans. The forward exchange contracts are converted to spot rates at balance date and the unrealised gains and losses are recorded in the Statement of Financial Performance or the Foreign Currency Translation Reserve. Exchange gains and losses on forward exchange contracts are accounted for in accordance with Lend Lease's accounting policy for foreign currency (refer Note 1(u) Summary of Principal Accounting Policies).

Notes to the Consolidated Financial Statements continued

30. International Currency Management and Financial Instruments continued

(b) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted. The Lend Lease Audit and Risk Committee maintains a Group wide framework for risk management and reviews issues of material risk exposure, including credit risk.

On Balance Sheet Financial Instruments

The credit risk on financial assets recognised in the Statements of Financial Position (excluding investments of Lend Lease) equals the carrying amount, net of any provision for doubtful debts.

Lend Lease is not materially exposed to customers in any individual overseas country or any individual customer.

Credit risk on financial instruments is managed through a Board approved credit policy for determining acceptable counterparties. The counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. The policy sets out credit limits for each counterparty. The use of any counterparty outside the policy specifications requires Board approval.

Off Balance Sheet Financial Instruments

Credit risk for off balance sheet derivative contracts such as interest rate swaps and forward exchange contracts is minimised as dealing is principally undertaken with counterparties that are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

Foreign exchange contracts are subject to credit risk in relation to the counterparty failing to deliver the contracted amount of currency at settlement date. The full amount of the exposure is disclosed in Note 30(a) International Currency and Financial Instruments.

(c) Interest Rate Risk

Lend Lease's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities are set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as Lend Lease intends to hold fixed rate assets and liabilities to maturity.

				Fixed Interest Maturing In				
	Note	Weighted Average Interest Rate [1]	Floating Interest Rate A$m	1 Year or Less A$m	Over 1 to 5 Years A$m	More than 5 Years A$m	Non Interest Bearing A$m	Total A$m
2003								
Financial Assets								
Cash	7	4.15%	534.5	262.3			70.4	867.2
Receivables	8	4.50%	90.5	0.5			1,843.9	1,934.9
Investments	10,11						1,388.7	1,388.7
			625.0	262.8	-	-	3,303.0	4,190.8
Financial Liabilities								
Creditors	17						1,890.7	1,890.7
Borrowings [2]	18	5.80%	263.0		621.6			884.6
Other liabilities	20, 21	9.17%		20.3	236.4		64.0	320.7
Employee entitlements	19						135.7	135.7
			263.0	20.3	858.0	-	2,090.4	3,231.7
Net financial assets and liabilities			362.0	242.5	(858.0)	-	1,212.6	959.1
Cross currency swaps	16		13.1					13.1

Footnotes are located on the following page.

Notes to the Consolidated Financial Statements continued

30. International Currency Management and Financial Instruments continued

(c) Interest Rate Risk continued

	Note	Weighted Average Interest Rate [1]	Floating Interest Rate A$m	Fixed Interest Maturing In: 1 Year or Less A$m	Fixed Interest Maturing In: Over 1 to 5 Years A$m	Fixed Interest Maturing In: More than 5 Years A$m	Non Interest Bearing A$m	Total A$m
2002								
Financial Assets								
Cash	7	3.94%	573.1	325.9			5.1	**904.1**
Receivables	8	7.02%	16.1	10.5	0.1		2,226.3	**2,253.0**
Investments	10,11						1,347.0	**1,347.0**
			589.2	**336.4**	**0.1**	**-**	**3,578.4**	**4,504.1**
Financial Liabilities								
Creditors	17						2,213.0	**2,213.0**
Borrowings [2]	18	6.70%	263.0		675.6			**938.6**
Other liabilities	20, 21	9.17%		31.2	267.7		161.1	**460.0**
Dividends payable	19						39.1	**39.1**
Employee entitlements	19						153.0	**153.0**
			263.0	**31.2**	**943.3**	**-**	**2,566.2**	**3,803.7**
Net financial assets and liabilities			**326.2**	**305.2**	**(943.2)**	**-**	**1,012.2**	**700.4**
Cross currency swaps	21		(55.3)					(55.3)

1 Does not include non interest bearing financial instruments. The effect of the interest rate swaps is incorporated into the weighted average interest rate.
2 Includes impact of interest rate swaps.

(d) Net Fair Values of Financial Assets and Liabilities

The fair values of financial assets and liabilities are determined by Lend Lease on the following basis:

On Balance Sheet Financial Instruments

The net fair value of financial assets exceeds the carrying amount and the net fair value of financial liabilities are equivalent to their carrying value.

Equity investments traded on organised markets have been valued by reference to market prices prevailing at balance date. For non traded equity investments the net fair value is an assessment by the directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment (refer Note 10 Equity Accounted Investments and Note 11 Other Investments).

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Consolidated 2003 Carrying Amount A$m	Consolidated 2003 Net Fair Market Value A$m	Consolidated 2002 Carrying Amount A$m	Consolidated 2002 Net Fair Market Value A$m
Financial Assets				
Cash	867.2	867.2	904.1	904.1
Receivables	1,934.9	1,934.9	2,253.0	2,253.0
Investments traded			0.8	0.9
Investments non traded	1,388.7	1,792.0	1,346.2	1,743.0
	4,190.8	**4,594.1**	**4,504.1**	**4,901.0**
Financial Liabilities				
Creditors	1,890.7	1,890.7	2,213.0	2,213.0
Borrowings [1]	884.6	938.8	938.6	938.6
Other liabilities	320.7	320.7	460.0	460.0
Dividends payable			39.1	39.1
Employee entitlements	135.7	135.7	153.0	153.0
	3,231.7	**3,285.9**	**3,803.7**	**3,803.7**

Footnotes are located on the following page.

Notes to the Consolidated Financial Statements continued

30. International Currency Management and Financial Instruments continued

(d) Net Fair Values of Financial Assets and Liabilities continued

Off Balance Sheet Financial Instruments

The gross assets and liabilities relating to forward exchange contracts are not recorded on the Statements of Financial Position at 30 June 2003. The balances relating to forward foreign exchange contracts included in other assets above (refer Note 16 Other Assets) represents the net unrealised gain resulting from converting the forward exchange contracts to spot rates at balance date. This also represents the net fair value of these contracts as disclosed below.

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements (including the currency and interest portion of the cross currency swaps) has been determined as the marked to market value.

Lend Lease (US) Finance Inc. executed cross currency swaps on its A$500.0 million Medium Term Note issue (Note 18(b) Borrowings and Financing Arrangements). Under the swaps, Lend Lease is paying US LIBOR +58 basis points, and has fixed a A$/US$ exchange rate at July 2005 of 0.633 for the face value of the notes. The carrying value of this swap at 30 June 2003 is A$13.1 million. The net fair value is a receivable to Lend Lease of A$37.1 million. The difference between the carrying value and net fair value is the interest portion of the cross currency swap. Interest rate swaps have been undertaken to swap the US LIBOR exposure to fixed and the 'marked to market' liability is A$35.7 million.

	Consolidated 2003		Consolidated 2002	
	Carrying Amount A$m	Net Fair[1] Value A$m	Carrying Amount A$m	Net Fair Value A$m
Forward foreign exchange contracts[2]	159.8	159.8	145.4	145.4
Interest rate swaps		(35.7)		(40.1)
Cross currency swaps[3]	13.1	37.1	(55.3)	(39.4)
	172.9	161.2	90.1	65.9

Lend Lease Corporation and certain of its controlled entities have potential financial liabilities, which may arise from certain contingencies disclosed in Note 27 Contingent Liabilities.

1 The net fair value includes the 'marked to market' value of the S144a bond and Medium Term Note issue (also refer below to net fair value of interest rate and cross currency swaps).
2 Recorded on a net basis in Note 16 Other Assets at June 2003 and June 2002.
3 Carrying value included within Note 16 Other Assets at June 2003 and Note 21 Non Interest Bearing Liabilities at June 2002.

Notes to the Consolidated Financial Statements continued

	Geographic Region	Note	Contribution to Operating Profit/(Loss) After Tax June 2003 A$m	June 2002 A$m	Book Value June 2003 A$m	June 2002 A$m
31. Interest in Major Business Undertakings, Projects and Investments						
(a) Urban Communities, Australia	Aust & Pacific	8,9,10	43.2	21.1	177.4	196.5
(b) Jacksons Landing, Sydney (Pyrmont Trust)	Aust & Pacific	8,10	4.5	4.4	79.5	86.0
(c) Victoria Harbour, Melbourne	Aust & Pacific	9	(2.6)	(1.1)	17.9	11.5
(d) King of Prussia	Nth America	11	14.4	16.0	213.0	232.3
(e) Asia Pacific Investment Company (APIC & APIC II)	Asia	11		1.1	77.7	87.7
(f) Bluewater, Kent	Europe	9	35.6	33.8	564.9	578.5
(g) Chapelfield, Norwich	Europe	9			163.1	76.0
(h) Lend Lease Retail Partnership	Europe	11	2.5	2.2	60.3	61.5
(i) Overgate, Dundee	Europe	8,9,11	4.4	8.2	100.6	99.7

The following detailed disclosures are in respect of continuing business undertakings, major projects and investments and excludes discontinuing operations.

Australia and Pacific

(a) Urban Communities, Australia

Urban communities are masterplanned residential developments across Australia that are developed in stages over a number of years. Lend Lease's Urban Communities business currently comprises of 21 projects in a geographically diverse portfolio.

Significant Projects	Total Lots	% Settled	Joint Venture Partners
Equity Accounted Investments			
Caroline Springs Joint Venture, Melbourne	8,083	42%	Melton East Landowners Trust (50%)
Forest Gardens Residential Land Development, Cairns	1,602	43%	Daikyo Group (50%)
Golden Grove Development, Adelaide	9,929	100%	Land Management Corp. (50%)
Mawson Lakes Economic Development Project, Adelaide	3,033	27%	Land Management Corp. (50%)
Wattle Grove Development, Sydney	3,158	100%	Defence Housing Authority (50%)
Inventories			
Forest Lake, Brisbane	7,548	90%	N/A (100% Lend Lease)
Varsity Lakes, Gold Coast	1,563	51%	N/A (100% Lend Lease)
Craigieburn Garden Village, Melbourne	3,196	42%	N/A (100% Lend Lease)
Springfield Lakes, Brisbane	4,068	19%	N/A (100% Lend Lease)

Other

In addition to the Urban Communities projects, Lend Lease holds a 50% interest in Retirement by Design, a retirement communities business operating in Sydney, Melbourne and Brisbane.

Notes to the Consolidated Financial Statements continued

31. Interest in Major Business Undertakings, Projects and Investments continued

Australia and Pacific continued

(b) Jacksons Landing, Sydney (Pyrmont Trust)

Jacksons Landing is a joint venture between Lend Lease (50%), Kerry Properties (25%) and the Singapore Government Investment Corporation (25%). It is a development project that is predominantly residential and will consist of approximately 1,341 units at project completion in 2007. The staged masterplanned community has 700 metres of water frontage onto Sydney Harbour and is less than one kilometre from the Sydney CBD.

The development consists of residential and commercial components:

Residential

Precinct	Construction Status	No. units released	No. sold at 30 June 2003	% Sold
Regatta Wharf A	Complete	144	144	100%
The Elizabeth	Complete	44	44	100%
The Rum Store	Complete	13	13	100%
The Terraces	Complete	62	62	100%
Fleetview	Complete	150	150	100%
McCafferys	Complete	154	152	99%
Reflections	Complete	78	77	99%
The Distillery	Commenced September 2002	95	67	71%
The Quarry	Commenced January 2003	89	39	44%
Jones St Terraces	Commenced January 2003	12	12	100%
Total		**841**	**760**	**90%**

202 units were released during the year, with sales of 146 units achieved. Of the completed precincts all but three units released had been sold as at 30 June 2003.

Commercial

The current approved masterplan for the project incorporates approximately 30,000 square metres of commercial usage. The first commercial precinct, known as 'The Glassworks', consists of one building of 12,950 square metres and was completed and sold in the year ended 30 June 2001.

In December 2002, the St Hilliers Group purchased the 1,200 square metre Tablet House in its dilapidated condition and are currently refurbishing the building. In May 2003, the St Hilliers Group also purchased the 3,000 square metre Cooperage in its current condition.

The balance of the commercial space will be developed in the future, subject to market demand.

(c) Victoria Harbour, Melbourne

The Victoria Harbour project comprises the right to develop a 30 hectare site, within the Docklands precinct, adjoining Melbourne's CBD. There is 3.5 kilometres of waterfront and an expected population of approximately 15,000 residents working or living in the precinct.

Construction of 58,780 square metre campus style office building for the National Australia Bank is expected to be completed by May 2004.

Lend Lease is providing development, design, construction and project finance services. General Property Trust will own and manage the asset.

The market release for the first residential tower, Dock 5, commenced in November 2002.

The project is of a staged nature that can be contracted or expanded in line with market conditions.

31. Interest in Major Business Undertakings, Projects and Investments continued

North America

(d) King of Prussia

Lend Lease has a 50% interest in the King of Prussia Associates which owns and operates the King of Prussia shopping complex in Pennsylvania, USA. Lend Lease's investment in the partnership is recorded at an amount equivalent to its partnership contributions and share of accumulated earnings.

Asia

(e) Asia Pacific Investment Company (APIC)

Lend Lease holds an 18% interest in APIC which was established as an investment fund to enable institutional investors to invest in Asian property opportunities. During the financial year APIC was split into two entities APIC and APIC II, whereby certain retail assets of APIC were transferred to APIC II. As at 30 June 2003, Lend Lease held an 18% interest in each fund. Lend Lease is a sponsor investor of APIC and APIC II and acts as investment advisor to the funds. Lend Lease's investment at 30 June 2003 is its maximum commitment in APIC (A$37.8 million) and APIC II (A$39.9 million).

Europe

(f) Bluewater, Kent

Bluewater is a major out of town retail and leisure destination located in northwest Kent, United Kingdom. The development was completed and opened to schedule on 16 March 1999. Bluewater includes 153,000 square metres of retail and leisure space, with three principal anchor stores, John Lewis, Marks & Spencer and House of Fraser, and a cinema complex, which opened in June 1999. Lend Lease is the manager of Bluewater and currently holds a 30% interest in the centre.

Lend Lease's Remaining 30% Interest

Lend Lease is required under the terms of a head lease to retain a 30% interest in order to service the head lease payments. Lend Lease has a call option on the head lease which can be exercised in the years 2005, 2009 and 2011.

Prudential has an option to acquire a further 15% interest in Bluewater, should Lend Lease exercise one of its call options. Prudential's option is at a pre agreed price formula, which essentially relates to the Net Operating Income (NOI) at the time and an agreed capitalisation rate of between 7.25% and 7.75%. The value will be largely dependent upon rental growth achieved at Bluewater's first major rent review in 2004.

The remaining 15% interest (or 30% if Prudential chooses not to exercise its option) can be sold at market value if Lend Lease exercises one of its call options. The price of the remaining interest will be dependent upon a number of factors including:

- the timing and means of disposition;
- state of UK retail market at time of disposition;
- investor demand for retail property assets like Bluewater;
- trading performance of the centre; and
- rental growth.

Lend Lease's ultimate profitability from Bluewater is also dependent on the above factors and the amount of profit share payable to Lafarge, the original owners of the land. The profit share is up to a maximum amount of £50.0 million after Lend Lease has received an agreed priority return in excess of the total development costs.

Valuation

The whole centre has been valued as at 30 June 2003 by Paul Wolfenden FRICS, a Director of DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at £1,430.0 million (A$3,575.0 million) (June 2002 £1,339.0 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to current rental and capital values and market conditions as at 30 June 2003.

Full details of Bluewater are disclosed in the 30 June 2001 Annual Consolidated Financial Report. There were no significant changes to these details as at 30 June 2003.

Notes to the Consolidated Financial Statements continued

31. Interest in Major Business Undertakings, Projects and Investments continued

Europe continued

(g) Chapelfield, Norwich

In June 1999, Lend Lease purchased a site in the centre of Norwich, located in East Anglia, England. The carrying value of A$163.1 million includes acquisition costs of £32.2 million (A$80.5 million) plus development costs capitalised to date.

Pre lettings have been secured and at 30 June 2003, House of Fraser had been signed as anchor and seven major retailers and a major catering unit have been contracted.

The centre was forward sold to Capital Shopping Centres plc (CSC) on 14 May 2002.

Construction of the centre commenced during the year, with practical completion scheduled for September 2005. CSC will work with Lend Lease through the development phase, providing asset and centre management. Lend Lease is responsible for the design, construction, development and letting of Chapelfield.

Under the terms of agreement, CSC have contributed £40.0 million (A$100.0 million) on the commencement of the development. A second payment will be made following practical completion, subject to the centre being 70% let (by area and value).

Thereafter, further payments will be made by reference to subsequent lettings achieved. The total payment will not exceed a maximum of £295.0 million (A$737.5 million).

(h) Lend Lease Retail Partnership (Retail Partnership)

The Retail Partnership is a Limited Partnership, which was launched in February 1999 with £25.0 million (A$62.5 million) committed by Lend Lease and a further £395.0 million (A$987.5 million) committed by 10 major investors (mainly UK institutions). In March 1999, the total subscriptions increased to £505.0 million (A$1,262.5 million) with commitments received from an additional nine investors. Lend Lease is the manager of the Retail Partnership which is regulated under the UK Financial Services Act.

The Retail Partnership acquired a 25% interest in Bluewater for £280.0 million (A$700.0 million) based on an independent valuation. The Retail Partnership also acquired the land interest in Solihull (in the West Midlands of the United Kingdom) for £17.5 million and entered into an agreement to acquire on completion a 100% interest in the Touchwood Shopping Centre, based on a pre determined pricing formula.

The centre opened on schedule in September 2001 and the sale completed for £144.6 million (A$361.5 million). Following the achievement of additional leasing targets, further sales were made to the Retail Partnership under the terms of the development services agreement at a value of £30.7 million (A$76.8 million).

(i) Overgate, Dundee (Overgate)

Overgate is a 420,000 sq. ft shopping centre in Dundee, the fourth largest city in Scotland. Lend Lease holds a 30.7% interest in the Lend Lease Overgate Partnership (LLOP) which owns the long leasehold and freehold interest in the centre.

DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London valued the centre at £132.0 million (A$330.0 million) at June 2003. This valuation is £0.9 million (A$2.3 million) above the cost of the entire centre resulting in a reversal of the provision against the carrying value of the centre.

Notes to the Consolidated Financial Statements continued

	Balance Date	Interest June 2003 %	Interest June 2002 %	Share of Associates' Profit/(Loss) After Tax [1] June 2003 A$m	Share of Associates' Profit/(Loss) After Tax [1] June 2002 A$m	Book Value June 2003 A$m	Book Value June 2002 A$m
32. Associates							
Integrated Property Development							
Catalyst Healthcare (Calderdale) plc [2]	31 Mar				3.0		
Catalyst Healthcare (Worcester) plc	31 Mar	50.0%	50.0%	4.4	(0.7)	3.8	(0.3)
Exchequer Partnership	31 Mar	42.5%	42.5%	1.5		1.9	0.5
Tres Aguas (Paseo Commercial Carlos III), Madrid [3]	31 Dec		49.3%	(0.6)	(0.2)		18.6
Retirement by Design Pty Ltd	30 Jun	50.0%	50.0%	2.3	2.5	23.6	21.3
Forest Gardens Residential Land Development	30 Jun	50.0%	50.0%	(1.3)		6.7	6.6
Wattle Grove Development	30 Jun	50.0%	50.0%	(4.5)	2.0		4.1
Jacobs Lend Lease (Asia)	30 Jun	50.0%	50.0%	0.2	2.5	0.6	2.1
Other [4]				0.1	1.3	2.0	1.9
				2.1	**10.4**	**38.6**	**54.8**
Real Estate Investments – Equity							
DPT Operator	30 Jun	50.0%	50.0%	1.2	1.3	5.4	4.2
Generali Lend Lease	30 Jun	49.5%	49.5%	0.6	0.3	2.1	1.3
Lend Lease Porto Retail (Arrábida Shopping Centre) [2]	31 Dec				3.8		
Other [4]				0.6	7.3	0.7	8.5
				2.4	**12.7**	**8.2**	**14.0**
Real Estate Investments – Debt							
LLM Inversiones I S.A. de C.V.	30 Jun	32.3%	32.3%	3.3	1.3	6.4	15.1
LLM Inversiones II S.A. de C.V.	30 Jun	50.0%		0.1		3.8	
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50.0%	50.0%	3.3	3.5	1.4	0.7
Lend Lease Mexico	30 Jun	50.0%	50.0%	7.4	1.9	1.6	7.1
Other [4]							0.6
				14.1	**6.7**	**13.2**	**23.5**
Capital Services							
Chelverton Properties Limited [3]	31 Mar		50.0%				14.1
Other [4]							2.9
				-	-	-	**17.0**
Less: Provision for diminution						(0.5)	(17.5)
				18.6	**29.8**	**59.5**	**91.8**

1 Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.
2 Sold during the year to June 2002.
3 Sold during the year to June 2003.
4 Other relates to associates whose size and impact on the results for the year are not significant individually or in aggregate and therefore no further disclosures have been made.

	June 2003 A$m	June 2002 A$m
32. Associates continued		
Results of Associates		
Share of associates' ordinary profit before income tax	20.8	30.8
Share of associates' income tax benefit/(expense) attributable to ordinary profit	0.7	(1.7)
Share of associates' net profit – as disclosed by associates	**21.5**	**29.1**
Adjustment arising from equity accounting		
Amortisation of goodwill and management agreements		(0.4)
Borrowing costs capitalised		1.5
Amortisation of fair value adjustments	(3.3)	
Other	0.4	(0.4)
Share of associates' net profit – equity accounted	**18.6**	**29.8**
Share of Post Acquisition Retained Profits and Reserves Attributable to Associates		
Retained Profits		
Share of associates' retained profits at beginning of financial year	0.3	0.3
Share of net profit of associates	18.6	29.8
Dividends from associates	(22.6)	(26.5)
Disposal of associates	(7.6)	(1.8)
Effect of exchange rate movements	(1.4)	(1.5)
Share of associates' retained profits at end of financial year	**(12.7)**	**0.3**
Movements in Carrying Amounts of Investments		
Carrying amount of investments in associates at beginning of financial year	91.8	76.1
Acquisition through entity acquired during the financial year		41.3
Investment in associates acquired during the financial year	7.1	8.4
Share of associates' net profit	18.6	29.8
Dividends received from associates	(22.6)	(26.5)
Other non profit distributions from associates	(1.1)	(12.1)
Disposal of associates	(35.1)	(23.0)
Other adjustments [1]	0.8	(2.2)
Carrying amount of investments in associates at end of financial year	**59.5**	**91.8**
Commitments		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable		
Due within 1 year	173.5	54.4
Due between 1 and 5 years	12.9	54.6
	186.4	**109.0**
Contingent Assets & Contingent Liabilities		
Share of associates' contingent assets & contingent liabilities	-	-
Summary of Financial Position of Associates		
Current assets	479.6	283.6
Non current assets	217.9	388.7
Total assets	**697.5**	**672.3**
Current liabilities	47.6	153.1
Non current liabilities	590.4	433.0
Total liabilities	**638.0**	**586.1**
Net assets – as reported by associates	59.5	86.2
Adjustments arising from equity accounting		
Goodwill (net of amortisation)		5.6
Net assets – equity adjusted	**59.5**	**91.8**

1 Includes exchange rate movement.

Notes to the Consolidated Financial Statements continued

	Balance Date	Interest June 2003 %	Interest June 2002 %	Share of Profit/(Loss) After Tax June 2003 A$m	Share of Profit/(Loss) After Tax June 2002 A$m	Book Value June 2003 A$m	Book Value June 2002 A$m
33. Joint Ventures							
Joint Venture Entities							
Project and Construction Management							
Jacobs Lend Lease, Ireland	30 Sep	50%	50%	2.8	1.8	0.9	2.0
Other [1]				0.9	0.6	0.6	0.3
				3.7	**2.4**	**1.5**	**2.3**
Integrated Property Development							
Fox Studios Retail and Entertainment Precinct	30 June	50%	50%	1.3	(17.7)	5.0	4.7
Mawson Lakes Economic Development Project	31 Dec	50%	50%	4.1	2.1	10.0	6.6
North Lakes Development Joint Venture [1]	30 June		50%		1.0		24.5
Pyrmont Trust	30 June	50%	50%	6.3	10.3	13.3	13.3
Mirvac Lend Lease Village Consortium (Newington Precincts 1 & 3)	30 June	50%	50%	4.6	4.5	12.6	8.0
Caroline Springs Joint Venture	30 June	50%	50%	4.8	3.2	16.6	12.9
Other [2]					(1.6)		2.0
				21.1	**1.8**	**57.5**	**72.0**
Total				**24.8**	**4.2**	**59.0**	**74.3**

1 Sold during the year to 2003.
2 Other relates to joint ventures whose size and impact on the results for the year are not significant individually or in aggregate and therefore no further disclosures have been made.

	June 2003 A$m	June 2002 A$m
Statement of Financial Position		
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	117.1	140.7
Non current assets	88.3	138.3
Total assets	**205.4**	**279.0**
Current liabilities	71.5	54.9
Non current liabilities	82.6	162.8
Total liabilities	**154.1**	**217.7**
Other adjustments	**7.7**	**13.0**
Share of net assets – equity adjusted	**59.0**	**74.3**
Lend Lease's Share of the Results of Joint Venture Entities		
Revenue	390.2	125.3
Expenses	(364.8)	(120.7)
Profit before tax	**25.4**	**4.6**
Income tax expense	(0.6)	(0.4)
Net profit after tax	**24.8**	**4.2**

	June 2003 A$m	June 2002 A$m
33. Joint Ventures continued		
Share of Post Acquisition Retained Profits Attributable to Joint Venture Entities		
Share of joint venture entities' retained losses at beginning of financial year	(45.5)	(15.3)
Acquisition through entity acquired during financial year		1.7
Transfer from joint venture operations to entities		1.5
Share of joint venture entities' net profit	24.8	4.2
Drawings from partnerships	(17.5)	(37.6)
Disposal of joint ventures	3.1	
Share of joint venture entities' retained losses at end of financial year	**(35.1)**	**(45.5)**
Movements in Carrying Amount of Joint Venture Entities		
Carrying amount at the beginning of financial year	74.3	37.2
Increase through entity acquired during financial year		8.9
Transfer from joint venture operations to entities		14.9
Contributions to the joint venture entities	2.5	28.3
Share of joint venture entities' profit	24.8	4.2
Drawings from the joint venture entities	(17.5)	(37.6)
Other non-profit distributions from joint ventures	(0.1)	(4.2)
Other adjustments to carrying value	(0.7)	22.6
Disposal of investments	(24.3)	
Carrying amount at end of financial year	**59.0**	**74.3**

Refer to Notes 27 and 28 for details of contingent liabilities and commitments.

	Interest		Share of Profit After Tax		Book Value	
	June 2003 %	June 2002 %	June 2003 A$m	June 2002 A$m	June 2003 A$m	June 2002 A$m
Joint Venture Operations						
Integrated Property Development						
Darling Park Stage III Joint Venture	60%	60%			15.0	14.3
Capital Services						
Manukau Wastewater Services (NZ)	20%	20%	1.2	2.6	7.8	8.7
Seaview Project Limited	50%	50%	0.9	1.0	4.0	2.9
			2.1	**3.6**	**26.8**	**25.9**

	June 2003 A$m	June 2002 A$m
Included in the assets and liabilities within these consolidated financial statements are the following items which represent Lend Lease's interest in the assets and liabilities employed in joint venture operations:		
Cash	5.8	7.9
Receivables	7.7	8.9
Inventories – properties held for resale	26.6	22.4
Property, plant and equipment	0.1	0.5
Total assets	**40.2**	**39.7**
Provision for diminution – Darling Park Stage III	13.4	11.8
Accounts payable and borrowings		2.0
Total liabilities	**13.4**	**13.8**
Net assets	**26.8**	**25.9**

Notes to the Consolidated Financial Statements continued

	Country of Incorp'n	Foreign Country of Business Operation	Year End 30 June 2003 interest %	Year End 30 June 2002 interest %
34. Controlled Entities				
The material controlled entities of the Group are:				
Project and Construction Management				
Australia				
Bovis Lend Lease Pty Limited	Aust		100%	100%
International				
Bovis Lend Lease Holdings, Inc.	USA	USA	100%	100%
Bovis Lend Lease, Inc.	USA	USA	100%	100%
Bovis Lend Lease LMB, Inc.	USA	USA	100%	100%
Bovis Lend Lease Holdings Limited	UK	UK	100%	100%
Bovis Lend Lease Limited	UK	UK	100%	100%
Bovis Lend Lease International Limited	UK	UK	100%	100%
Bovis Lend Lease Overseas Holdings Limited	UK	UK	100%	100%
Bovis Lend Lease Project Consulting (Shanghai) Co Limited	Chi	Chi	100%	100%
Bovis Lend Lease Projects Pte Limited	S'pore	S'pore	100%	100%
Bovis Lend Lease Inc	Braz	Braz	100%	100%
Bovis Lend Lease Microelectronics Group BV	Neth	Neth	100%	100%
Bovis Lend Lease Microelectronics Holdings BV	Neth	Neth	100%	100%
Bovis Lend Lease Holdings GmbH	Ger	Ger	100%	100%
Bovis Lend Lease Group Limited	UK	UK	100%	100%
Integrated Development Businesses				
Australia				
Lend Lease Development Pty Limited	Aust		100%	100%
Delfin Lend Lease Limited	Aust		100%	100%
Delfin GC Limited	Aust		100%	100%
International				
Lend Lease Europe Holdings Limited	UK	UK	100%	100%
Lend Lease Europe Limited	UK	UK	100%	100%
Blueco Limited	UK	UK	100%	100%
Lend Lease Continental Holdings Limited	UK	UK	100%	100%
Lend Lease RES (UK) Limited	UK	UK	100%	100%
Lend Lease (UK) Management Services Limited	UK	UK	100%	100%
Lend Lease Europe Finance Plc	UK	UK	100%	100%
Real Estate Investments				
Australia				
GPT Management Limited	Aust		100%	100%
Lend Lease Real Estate Investments Limited	Aust		100%	100%
International				
Lend Lease Europe Retail Investments Limited	UK	UK	100%	100%
Lend Lease Real Estate Investments Pte Limited	S'Pore	S'Pore	100%	100%
Lend Lease Mortgage Capital, LP	USA	USA	100%	100%
Lend Lease Mortgage Investments, Inc	USA	USA	100%	100%
The Boston Financial Group Limited Partnership	USA	USA	100%	100%
Lend Lease (US) Holdings, Inc	USA	USA	100%	100%
Lend Lease (US) Services, Inc.	USA	USA	100%	100%
Lend Lease (US), Inc.	USA	USA	100%	100%
Lend Lease (US) Finance, Inc.	USA	USA	100%	100%
Lend Lease Real Estate Investments, Inc.	USA	USA	100%	100%
Lend Lease Agri Business, Inc.	USA	USA	100%	100%
CapMark Services LP	USA	USA	100%	100%

	Country of Incorp'n	Foreign Country of Business Operation	Year End 30 June 2003 Interest %	Year End 30 June 2002 Interest %
34. Controlled Entities continued				
Real Estate Investments continued				
International continued				
Lend Lease Asset Management LP	USA	USA	100%	100%
Lend Lease Real Estate Investments GmbH	Ger	Ger	100%	
Equity Investments				
Lend Lease Custodian Pty Limited	Aust		100%	100%
Group Services				
Australian				
Lend Lease Corporation Limited	Aust			
Lend Lease Finance Limited	Aust		100%	100%
Lend Lease International Pty Limited	Aust		100%	100%
Lend Lease Management Services Limited	Aust		100%	100%

Abbreviations:

Aust	Australia	**Neth**	Netherlands	**USA**	United States of America
Braz	Brazil	**S'pore**	Singapore		
Ger	Germany	**UK**	United Kingdom		

	Interest Held %	Date Acquired/ Disposed	Consideration Paid/Received A$m	Contribution to Consolidated Profit/(Loss) After Tax [1] A$m
June 2003				
Acquisitions				
Project and Construction Management				
International				
Bovis Lend Lease Telecom, Inc	100.0%	Oct 02	12.6	4.3
Real Estate Investments				
International				
Lend Lease Rosen Real Estate Securities, LLC [2]	77.5%	1 Aug 02	25.6	0.8
Disposals				
Real Estate Investments				
International				
Holliday Fenoglio Fowler, LP	100.0%	17 Jun 03	15.4	5.6
June 2002				
Acquisitions				
Integrated Development Businesses				
Australia				
Delfin Group	100.0%	10 Aug 01	173.9	12.6
Disposals				
Real Estate Investments				
Australia				
Bricwell Pty Limited [3]	100.0%	11 Sept 01		
International				
Larry Smith & Associates SRL	100.0%	1 Jul 01	5.7	(0.2)

1 Excludes any intercompany transactions for the year.
2 Lend Lease (US) Inc acquired an additional 27.5% interest (50% in June 2002) in Rosen Real Estate Securities, and it is now consolidated. The acquisition details relate only to this additional interest.
3 Deregistered/dissolved during the year.

	Note	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
35. Employees' and Directors' Compensation					
(a) Total Employee Benefit Liabilities Recognised in the Financial Statements					
Creditors – current		38.0	35.9		
Provision for employee benefits – current	19	79.9	100.7	0.3	0.2
Provision for employee benefits – non current	19	55.8	52.3		
		173.7	188.9	0.3	0.2

(b) Superannuation/Pension Funds

Lend Lease sponsors a number of pension/superannuation funds globally which provide benefits for employees or their dependants on retirement, redundancy, disability or death. In the majority of cases, the funds provide benefits in the form of lump sum/pension payments. Contributions to the funds are generally based on a percentage of employees' salaries. Lend Lease is obliged to contribute to the funds in accordance with their governing Trust Deeds. Contributions are set on a regular basis at levels in accordance with actuarial assessments.

Defined Benefit Pension Plans

Of the pension/superannuation funds outlined above, a number are defined benefit plans which, although closed to new members, have benefits accruing to its existing members.

Amounts Recognised in the Financial Statements

Details of contributions to the defined benefit plans during the year and contributions payable at 30 June 2003 are as follows:

	Consolidated June 2003 A$m	Consolidated June 2002 A$m	Company June 2003 A$m	Company June 2002 A$m
Lend Lease contributions to the plans	30.1	29.9	-	-
Lend Lease contributions payable to the plans at reporting date	23.5	21.7	-	-

Information relating to the defined benefit plans based on latest actuarial assessments and financial reports of the funds are as follows:

	2003 Plan Assets at Net Market Value A$m	2003 Total Accrued Benefits [4] A$m	2003 Excess/ (Deficit) A$m	2003 Total Vested Benefits [4] A$m	2002 Plan Assets at Net Market Value A$m	2002 Total Accrued Benefits [4] A$m	2002 Excess/ (Deficit) A$m	2002 Total Vested Benefits [4] A$m
Lend Lease Superannuation Fund (Australia) [1]	206.8	171.0	35.8	166.7	239.9	168.8	71.1	163.9
Lend Lease Supplemental Retirement Plan US [2]	33.8	31.8	2.0	32.5	31.4	32.3	(0.9)	35.1
The Bovis UK Pension Scheme [3]	283.0	399.8	(116.8)	362.8	344.8	279.0	65.8	253.1
	523.6	602.6	(79.0)	562.0	616.1	480.1	136.0	452.1

1 The fund has defined benefits and defined contribution components. Plan assets are based upon the most recent financial statements of the fund, being 30 June 2003. Vested benefits and total accrued benefits are based on actuarial reviews performed as at 1 January 2003 by G. Holley, F.I.A.A. (Comparative amounts are as of the actuarial review performed as at 1 January 2000.)

2 Plan assets and vested benefits are based upon the most recent asset valuations and actuarial reports. Total accrued benefits are based on actuarial reviews performed as at 30 June 2002 by Milliman. (Comparative amounts are as of the actuarial review performed as at 30 June 2001).

3 Plan assets are based on the most recent financial statements of the fund, being 31 March 2003. (Comparative plan assets are based on the fund's 31 March 2002 financial statements). Vested benefits and total accrued benefits are based on actuarial reviews performed as at 31 March 2002 by Mr N. Maxwell, F.I.A. (Comparative accrued and vested benefits are based upon the actuarial review performed as at 1 November 1999).

As at 30 June 2003, based on market values, the deficit was £83.0 million (A$207.5 million). (As at 31 March 2002, based on the 31 March 2002 actuarial valuation which was undertaken at 30 August 2002, the deficit was £25.4 million (A$65.2 million)). A review of the funding program has resulted in the contribution rate for employees being raised from 5.0% to 7.0%, effective from 1 July 2003 and the Lend Lease contribution rate increasing from 16.4% to 19.4%, effective 1 July 2003. The increased contributions have been determined so as to eliminate the deficit over the average life of the current membership, being 12 years. Lend Lease has no obligation to make up the deficit and accordingly no provision has been raised for the deficiency at 30 June 2003.

4 Vested benefits represents benefits which members would have been entitled to receive had they terminated their plan membership as at the valuation date. Accrued benefits represents vested and unvested benefits as at the valuation date.

Notes to the Consolidated Financial Statements continued

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans

Lend Lease has as a core value the concept of the 'partnering' of capital and labour. This successful concept has, over decades, been advanced in many practical ways in Lend Lease through such philosophies as employee ownership and profit sharing.

Currently employees own approximately 13.5% of the issued capital of Lend Lease.

In October 1988, shareholders approved an annual allotment of 0.5% of the issued capital of Lend Lease Corporation at 50 cents per share to be used for the benefit of Lend Lease Group employees. In previous years the annual allotment was primarily directed for the benefit of Australian employees through the Lend Lease Employee Share Acquisition Plan (ESAP). With the global expansion of Lend Lease and the employment of a significant number of employees outside Australia, employee share plans were extended to UK, European and US employees. The annual allotment of the 0.5% of issued capital comprised 2,154,333 shares for the financial year June 2003 (2,141,571 June 2002) allocated across the Group's various global employee share plans from which allocations may be made to employees. The various Lend Lease employee share plans are described in more detail below.

Australian Based: Employee Share Acquisition Plan (ESAP)

In accordance with the 1988 shareholder approval, ESAP was established in December 1988 for the purpose of employees acquiring shares in Lend Lease Corporation. That plan replaced previous employee ownership facilities in place over the previous decade.

ESAP is funded by Lend Lease subscriptions at the rate of up to 7.5% of annual salary and employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed. Annual salary and profit share subscriptions are used to acquire shares in Lend Lease Corporation at market value on behalf of employees, who may be nominated as members of ESAP.

Employees are also allocated shares on the basis of individual and departmental performance. These shares are issued to the Plan at 50 cents per share from the 0.5% of issued capital mentioned above.

At balance date, approximately 2,000 employees (June 2002 2,000) were eligible to participate in the plan.

US Based: Employee Share Plan

The Lend Lease US Long Term Incentive Share Plan (the Plan) was established in the US in 1998. The Plan was established with a US rabbi trust that holds shares in Lend Lease Corporation to assist payment of benefits under the Plan. Employees may acquire units in the Plan by sacrificing part of their salary and/or benefits, funding the purchase of Lend Lease shares at market value. Units in the Plan are also issued to employees based on individual and departmental performance. Underlying shares are issued to the US Trust at 50 cents per share from the 0.5% of issued capital referred to above. The value of the units to employees is ultimately based upon a combination of the Lend Lease Corporation share price and the US and Australian dollar exchange rate.

The arrangements also cover share plan based long term incentive arrangements for the US employees of Bovis Lend Lease, and associated companies.

Lend Lease Corporation is responsible for the liabilities of the rabbi trust. As the assets of the rabbi trust exceed the liabilities of the rabbi trust no amount is recorded in Lend Lease Corporation's Statement of Financial Position.

The company has put in place US Internal Revenue Service approved share plan arrangements for all US employees to facilitate receipt of profit share entitlements in Lend Lease Corporation shares.

At balance date, approximately 3,600 employees (June 2002 4,800) were eligible to participate in the plan.

UK/European/Asian Based: Employee Share Plan

Two employee share plans (the Plans) were established in 1998, being the UK based Inland Revenue - Approved Plan (the Approved Plan) and the European (Guernsey based) Restricted Share Plan (The Restricted Share Plan). The Plans jointly, are similar in operation to the Australia based ESAP, however the 1998 Approved Plan, (closed in March 2002), was only available to UK employees.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

UK/European/Asian Based: Employee Share Plan continued

In 2002 two new UK based Inland Revenue approved Share Incentive Plans (SIP) were established for the acceptance of employee profit share contributions used to acquire Lend Lease shares, for UK based Lend Lease group employees.

Shares in the above mentioned Restricted Share Plan may be allocated to employees in the UK, Europe and Singapore, based on individual and departmental performance. Shares are issued to this plan from the 0.5% of issued capital referred to above. In addition, the Restricted Share Plan can acquire Lend Lease Corporation shares at market value on behalf of employees. The value of allocations to employees is ultimately based on a combination of the Lend Lease Corporation share price and the respective UK, Euro, Asian currencies and Australian dollar exchange rates.

At balance date, approximately 3,000 employees (June 2002 3,750) were eligible to participate in the plan.

Eligibility

All Lend Lease employees are eligible to participate in a plan. The rules for eligibility for particular plans are determined by reference to the regulatory, legal and tax rules of each country in which the Group operates.

Dividends and/or Voting Rights

Generally employees are entitled to dividends and voting rights for allocated shares. The plans reflect this intention subject to regulatory, legal and tax constraints. Voting and dividend rights on any unallocated shares reside with the trustees of the relevant share plan trusts. The trustee may exercise these rights in accordance with any fiduciary or governance rules pertaining to the Deed or trust laws in the legal/tax jurisdiction the trust operates within.

Terms and Conditions of Allocation and Vesting Shares

The terms and conditions of allocation and vesting of shares vary with the nature of the award provided to each employee and the terms of the plan.

Amounts Recognised in the Statement of Financial Performance

During the year A$10.7 million (June 2002 A$9.7 million) was recognised in the Statement of Financial Performance of the consolidated entity in relation to employee equity based compensation arrangements. This represented cash contributions to employee share plans and the issue of shares to these plans at 50 cents per share.

The fair value of the shares issued by the plans was A$53.1 million (June 2002 A$58.9 million).

Refer to Page 61 for the fair value of instruments issued under the Long Term Incentive Plan.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Summary of Share Movements in Lend Lease Employee Share Plans

	Vested[1]		Unvested[2]		Unallocated[3]		Total	
	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$	No. of Shares	Fair Value[4] A$
2003								
No. of shares at the beginning of year	15,662,980		2,967,342		5,153,308		23,783,630	
Movements during the year:								
Shares acquired by the plans					2,091,723	19,415,901		
Shares granted to employees	4,773,910	41,342,741	47,131	475,697	(4,821,041)	(41,818,438)		
Shares vested during the year	889,811	7,941,130	(889,811)	(7,941,130)				
Shares/cash withdrawn from the plans by employees	(3,467,222)	(32,968,721)			1,125,133	10,916,042		
Shares forfeited by employees			(199,091)	(1,888,078)	199,091	1,888,078		
Cash distribution from the plans					(344,965)	(2,932,203)		
No. of shares in the plans at end of year	17,859,479		1,925,571		3,403,249		23,188,299	
Fair value at end of year[6]		149,126,650		16,078,518		28,417,129		193,622,297
2002								
No. of shares at the beginning of year[5]	14,371,591		3,364,633		6,014,200		23,750,424	
Movements during the year:								
Shares acquired by the plans					2,500,411	23,919,658		
Shares granted to employees	2,981,685	31,910,502	915,750	9,750,751	(3,897,435)	(41,661,253)		
Shares vested during the year	1,124,104	13,207,348	(1,124,104)	(13,207,348)				
Shares/cash withdrawn from the plans by employees	(2,814,400)	(32,793,740)			1,167,195	13,597,271		
Shares forfeited by employees			(188,937)	(2,223,359)	188,937	2,223,359		
Cash distribution from the plans					(820,000)	(10,217,400)		
No. of shares in the plans at end of year	15,662,980		2,967,342		5,153,308		23,783,630	
Fair value at end of year[6]		165,087,809		31,275,785		54,315,866		250,679,460

1 Granted to Lend Lease employees, fully vested with no outstanding conditions.
2 Granted to Lend Lease employees but conditional on future employment.
3 Shares held by the Lend Lease employee share plans but not yet allocated to employees.
4 Fair value during the year determined by reference to the ASX weighted average monthly share price.
5 The shares at the beginning of the year reflect accumulated movements since the inception of the share plans.
6 Fair value at 30 June 2003 is at A$8.35 per share (2002 A$10.54).

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Vested Share Grants by Month

	No. of Shares	Average A$ Per Share	Fair Value A$
2003			
July 2002	79,749	10.23	815,832
August 2002	39,778	10.35	411,702
September 2002	72,285	10.70	773,450
October 2002	43,583	9.84	428,857
November 2002	43,885	9.90	434,462
December 2002	44,953	9.64	433,347
January 2003	48,530	9.71	471,226
February 2003	54,200	8.53	462,326
March 2003	45,649	8.64	394,407
April 2003	40,236	9.58	385,461
May 2003	134,100	9.34	1,252,494
June 2003	4,126,962	8.50	35,079,177
	4,773,910		**41,342,741**
2002			
July 2001	176,535	12.17	2,148,431
August 2001	208,251	11.55	2,405,299
September 2001	117,629	10.58	1,244,515
October 2001	54,280	11.12	603,594
November 2001	60,225	11.21	675,122
December 2001	29,029	11.91	345,735
January 2002	44,322	13.32	590,369
February 2002	34,914	12.72	444,106
March 2002	45,540	11.83	538,738
April 2002	32,089	11.67	374,479
May 2002	39,009	11.16	435,340
June 2002	2,139,862	10.33	22,104,774
	2,981,685		**31,910,502**

In addition to the plans discussed on Page 58, Lend Lease has over the years with the support of shareholders, established a range of employee share ownership vehicles. The earliest plan still in existence today was known as the Staff Share Scheme. This was established in December 1979 after shareholders agreed at the Annual General Meeting that year to allot shares at par to enable employees to participate either directly or indirectly in the future of the Company.

By 1984, legislative and other regulatory changes had made it clear that new arrangements would need to be made. At that year's Annual General Meeting, shareholders approved an annual allotment (for three years) of shares at par for the benefit of employees, and the Chairman foreshadowed the establishment of a new employee share plan.

The Lend Lease Retirement Benefit Fund (RBF) was established in 1984 for the benefit of employees through the allotment at par value of 5 million Lend Lease Corporation shares. The balance of the Lend Lease Corporation shares in RBF at 30 June 2003 was 14.7 million (2002 14.7 million). The shares in RBF are not available to be allocated to employees and in accordance with the trust deed, the capital of the trust is not available to Lend Lease Corporation. The income of the RBF is used to fund Lend Lease Foundation.

In October 1985, the Lend Lease Employee Investment Trust (EIT) was established to enable employees to invest in the company. At that time, shareholders approved a one for ten renounceable rights issue, and the allotment at the same price of an equivalent number of shares to EIT. EIT acquired these shares with debt funds raised through an external financier. Over the years, strong growth in Lend Lease dividend flows enabled EIT to pay down its external debt. At 30 June 2003, there were 19.3 million Lend Lease Corporation shares held by EIT of which 18.5 million shares were available for allocation to employees at the Trustee's discretion. No allocations of units in the trust were made to employees or Directors in the year ended 30 June 2003. In recent times, the Trustee of EIT has directed surplus dividends to help in the funding of the Lend Lease Foundation's programs. In accordance with the Trust Deed, the capital of the trust is not available to Lend Lease Corporation.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Since their establishment, both EIT and RBF have acquired shares through on market purchases, participation in bonus issues and through dividend reinvestment. EIT accumulated shares from 1984 to 1988 through the allocation of shares under the 1984 shareholder's resolution to allot 0.5% of the issued capital to employee benefit vehicles.

In 1988 Lend Lease established the Lend Lease Employee Share Acquisition plan (ESAP) as an employee reward scheme. ESAP was established to prospectively replace EIT as the principal employee share plan of the Group in Australia. Other plans have subsequently been established. The details of the employee share plans including ESAP are set out on page 59.

Access to the Lend Lease Foundation is another important employee benefit. Established in 1983, the Foundation's programs are administered by employee trustees. The programs do not affect Group profitability as they are effectively funded by distribution from the RBF and the EIT. The distribution from the trusts and the cost of providing benefits to employees are reflected in the Statement of Financial Performance.

Long Term Incentive Plan

Lend Lease's current Long Term Incentive Program (LTIP) for Senior Executives was introduced and approved by the Board in 1999 and was updated and extended in 2001 and in 2002.

The LTIP is in the form of a dollar figure 'grant' which is notionally 'invested' over time to deliver value depending on:

- whether the Executive remains with the Company – if the Executive resigns before vesting, the grant will lapse;
- whether performance hurdles, which include a service related element, are achieved over the plan period – if the hurdles are not achieved, the grant will lapse; and
- the performance of the Lend Lease share price – the value of the grant on maturity will be determined by the rise in the Lend Lease share price since the date of the grant.

Under the LTIP, a Senior Executive's initial dollar 'grant' is normally allocated equally, or otherwise at the option of the Senior Executive or Board discretion, between:

- Performance Shares (PS) – the value of these will rise or fall with the value of Lend Lease shares; and
- Share Appreciation Rights (SAR) – these are only payable if the price of Lend Lease shares at the date of maturity is higher than the date of grant. The Senior Executive will receive nothing in respect of these if the share price is lower than the price at the date of grant.

For the purposes of the allocation, PS are attributed a value equivalent to the Lend Lease share price at the date of the allocation, while SAR are valued at approximately one third of PS, which reflects their greater risk profile.

The PS exercised during the June 2003 year had a fair value of A$5.1 million which represents the market value of the Lend Lease shares at the date of exercise. The financial effect of these incentives is accrued in the Statement of Financial Performance over the term of the Plan.

35. Employees' and Directors' Compensation continued

(c) Lend Lease Employee Share Plans continued

Long Term Incentive Plan continued

Summary of Stock Appreciation Rights (SAR)/Performance Shares (PS)

			Number of Lend Lease Corporation Share Equivalents [1]							
	Expiry or Exercise	Grant Price	Granted		Lapsed		Exercised [2]		Closing Balance	
Grant Date	Date	A$	PS	SAR	PS	SAR	PS	SAR	PS	SAR
July 2000	July 2005	21.08	76,840	89,646	53,719	62,672			23,121	26,974
Jan 2001	June 2003	16.19	521,769	688,945		688,945	521,769			
Apr 2001	Apr 2006	12.43	62,694	658,287					62,694	658,287
May 2001	May 2006	14.15	53,004	61,837	53,004	61,837				
July 2001	June 2004	11.98	308,064	359,410					308,064	359,410
July 2001	July 2006	11.98	146,584	299,420	137,990	209,180			8,594	90,240
July 2001	June 2004	12.49	628,816		252,096				376,720	
July 2001	June 2004	12.60	284,993	332,492	96,519	112,605			188,474	219,887
May 2002	June 2004	10.33	1,018,783	2,888,622	48,179	311,972	84,419		886,185	2,576,650
July 2002	June 2005	10.50	765,442	2,679,317	137,653	482,054			627,789	2,197,263
July 2003	June 2006	10.03	210,604						210,604	
July 2003	June 2007	10.03	210,604						210,604	
Total number of PS/SAR			**4,288,197**	**8,057,976**	**779,160**	**1,929,265**	**606,188**	**-**	**2,902,849**	**6,128,711**

1 Lend Lease Corporation Share Equivalents represent a notional investment in Lend Lease shares. Under the terms of the LTIP no new Lend Lease shares can be issued. A detailed description of the scheme is given above.
2 The PS exercised during the June 2003 year had a fair value of A$5,114,897 which represents the market value of the Lend Lease shares at the date of exercise. No SAR were exercised during the year.
Comparative information has not been provided, as it is not practical to do so.

35. Employees' and Directors' Compensation continued

(d) Directors' Compensation

The number of Directors of Lend Lease Corporation whose total income from the Company and related entities including fringe benefits tax, falls within the following bands:

	Company	
A$000s	June 2003 Number	June 2002 Number
100 – 109		1
120 – 129	1	1
130 – 139	1	
200 – 209		1
210 – 219	1	
220 – 229		1
240 – 249	1	
250 – 259	1	1
270 – 279		1
300 – 309		1
340 – 349	1	
380 – 389	1	
390 – 399		1
460 – 469		1
1,500 – 1,509	1	
1,510 – 1,519	1	
2,090 – 2,099	1	
2,830 - 2,839		1
3,160 - 3,169		1
3,350 - 3,359		1
8,340 – 8,349	1	
Total	**11**	**12**

	Consolidated		Company	
	June 2003 A$000s	June 2002 A$000s	June 2003 A$000s	June 2002 A$000s
Total income inclusive of retirement benefits, notional value of superannuation contributions to Executive Directors (if in an Australian fund), market value of matured units in the Global Reward Scheme and fringe benefit tax paid or payable to Directors of the Lend Lease Group (including Directors of subsidiary Companies) from Lend Lease Corporation and related entities	66,990	55,598	18,538	11,705
Included above are Directors' fees paid or payable by Lend Lease Corporation to non Executive Directors of Lend Lease Corporation	1,146	1,385	1,146	1,385
Included above are consulting fees paid or payable by Lend Lease Corporation to non Executive Directors of Lend Lease Corporation	**336**	**636**	**336**	**636**

35. Employees' and Directors' Compensation continued

(e) Executives' Compensation

For the purpose of this disclosure, Executive officers are those Australian based individuals who are involved in the strategic direction and management of the Lend Lease Group. The disclosure is in accordance with the Australian Accounting Standard AASB 1034, which requires the disclosure of the number of Australian based Executive officers whose total income from Lend Lease and related entities exceeds A$100,000 within the following bands:

	Consolidated		Company	
A$000s	June 2003 Number	June 2002 Number	June 2003 Number	June 2002 Number
160 – 169	1	1		
250 – 259	1			
260 – 269		1		
280 – 289		1		
300 – 309	1			
320 – 329	1	1		
340 – 349		1		
360 – 369	1	1		
380 – 389		1		1
410 – 419	1		1	
430 – 439	3	1	1	
450 – 459		1		
460 – 469	1		1	
480 – 489		1		
520 – 529	1	1		1
530 – 539	2			
570 – 579		1		
580 – 589	1			
600 – 609		1		
610 – 619		1		1
630 – 639	1		1	
650 – 659		1		1
670 – 679		2		1
700 – 709	2		2	
760 – 769	1			
860 – 869		1		
870 – 879		1		
890 – 899	1			
960 – 969		1		
1,410 - 1,419		1		1
1,500 – 1,509	1		1	
1,510 - 1,519	1	1	1	1
2,090 – 2,099	1		1	
2,830 - 2,839		1		1
3,160 - 3,169		1		1
3,350 - 3,359		1		1
8,340 – 8,349	1		1	
Total	**23**	**25**	**10**	**10**
	A$000s	A$000s	A$000s	A$000s
Total compensation [1]	**22,955**	**22,814**	**16,835**	**15,131**

1 Total Income includes fringe benefit tax, notional value of superannuation contributions (if in the Australian Fund), market value of matured shares in employee share plans and retirement benefits paid or payable to these Executives from Lend Lease and related parties.

36. Related Party Information

Directors

The names of each person who has been a Director of the Company between 1 July 2002 and the date of this report is:

D A Crawford, Chairman	Director since 2001, appointed Chairman 29 May 2003
G A Clarke, Managing Director	Appointed Managing Director 9 December 2002
R A Longes, Deputy Chairman	Director since 1986, Deputy Chairman since 2000
G G Edington	Director since 1999
P C Goldmark	Director since 1999
R E Tsenin	Director since 1997
J K Conway, Chairman	Director since 1992, Deputy Chairman since 1998, appointed Chairman in 2000, retired 29 May 2003
D H Higgins, Managing Director	Managing Director since 1995, retired 31 January 2003
A Aiello	Director since 1998, retired 31 December 2002
D J Grady	Director since 1994, retired 1 July 2002
R G Mueller, CBE	Director since 1996, retired 8 November 2002
Y H Chua, BBM	Director since 1994, retired 8 November 2002

Loans made to Directors of the Lend Lease Group

These loans relate to the private affairs of the individuals concerned and are disclosed to ensure compliance with Accounting Standard AASB 1017 Related Party Disclosures and the Australian Stock Exchange Listing Rules.

Loan Schemes

At balance date there were two interest free loans (June 2002 two) made by Lend Lease Corporation ranging from A$30,789 to A$54,474 (June 2002 A$56,536 to A$85,816) totalling A$85,263 (June 2002 A$142,352) and one loan with interest payable at 2.7% (June 2002 2%) totalling A$261,539 (June 2002 A$298,246).

Loans repaid by the following Directors during the year amounted to A$44,127 (June 2002 A$234,385).

- LS Ng and LM Ng

Included in loan repayments are amounts totalling A$nil (June 2002 A$59,385) which were forgiven as part of Executive compensation (refer Note 35(f) Directors' and Executives' Compensation).

Shareholdings of Directors of Lend Lease Corporation

At balance date, the aggregate number of issued shares held directly, indirectly or beneficially by Directors and/or Director related entities amounted to 103,500 shares (June 2002 200,999 shares). During the year 37,241 (June 2002 22,340) shares were acquired and no shares were sold (June 2002 nil).

Other Director Transactions

Transactions entered into during the year with Directors and Director related entities of Lend Lease within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available on similar transactions to other employees, customers or suppliers include: salaries and benefits from full time employment; dividends and distributions from shareholdings in Lend Lease Corporation and building services supplied by entities in the property services operations.

Ownership Interests in Related Parties and Transactions with Controlled Entities

Interests held in controlled entities and associated companies, joint ventures, partnerships and trusts, are set out in Notes 31, 32, 33 and 34 to the financial statements.

Lend Lease Corporation provides a wide range of corporate services to its controlled entities which include: administrative; advertising; accounting; employee services such as the administration of salaries and superannuation; finance; insurances; legal; public relations; company secretarial and treasury. Costs incurred in providing such services are recovered accordingly from the entities concerned.

36. Related Party Information continued

Managed Funds

All transactions between managed property trusts and Lend Lease are determined at an arm's length commercial basis and are subject to independent assessment where appropriate and approval by an independent trustee or board.

Property Trusts and Funds

Lend Lease is the fund manager for several property trusts and funds. As fund manager, Lend Lease is responsible for all management activities arising from the trust's and fund's ownership of properties. The manager is also responsible for implementing policies, monitoring the performance of each property, ensuring the return is maximised for the trusts and funds and for managing the liquid funds of the trusts and funds. For these services, Lend Lease is paid a fee in accordance with respective deeds of the trusts and funds.

	Managed Funds	
	June 2003 A$m	June 2002 A$m
Services provided by Lend Lease		
Management of trusts	169.3	157.5
Expense reimbursements to Lend Lease		
Administrative and property rental expenses	19.7	14.6

Services provided by Lend Lease comprise:

Investment management includes strategic investment advice, total asset management and investment portfolio management.

Asset management comprises property management services, property portfolio advisory services, maintenance and insurances, strategic advice and management supervision services, administration, marketing and risk management services.

Integrated Development Businesses includes property capital works, design and construction services, development and refurbishment.

37. Discontinuing Operations

On 29 May 2003, Lend Lease announced the finalisation of the REI strategic review and the Company's intention to simplify its strategy to one real estate services business (based on Bovis Lend Lease's presence around the world) with selective specialisation in real estate services and funds management in each of the major regions.

Accordingly, Lend Lease is exiting, over time, the North American real estate investments markets (both equity and debt), Asian debt markets including management of the International Distressed Debt Fund (IDDF) and other non performing loan servicing activities, certain components of it's European real estate investments business and the Global Fund management advisory business.

The following table details those businesses which have been treated as discontinuing operations. These discontinuing operations form part of Lend Lease's REI Debt and Equity business segments and are across all geographical segments (refer Note 2 Segment Reporting).

Entity/Business	Region	Entity/Business	Region
US Equity Advisory	US	Lend Lease Rosen	US
HCI	US	Rosen Consulting	US
CapMark	US	VEF series co-mingled fund platform	US
Asset Management – North America	US	Lend Lease Mortgage Capital	US
Asset Management – Mexico	US	Structured Finance	US
Debt Advisory	US	Lend Lease Agri-Business	US
Program Lending	US	Lend Lease US Office Trust	Australia
Lend Lease Hyperion JV	US	Asia Debt	Asia
HFF [1]	US	Global Fund Advisory	Global
Cordia Senior Living [1]	US	Europe Non Retail Equity	Europe
Winn Residential	US	Lend Lease Houlihan Rovers	Europe

1 Sold during the year ended 30 June 2003.

37. Discontinuing Operations continued

The date for completion of the disposals of all discontinuing operations cannot be determined at this time.

	Consolidated June 2003 A$m	Consolidated June 2002 A$m
Financial Performance of Discontinued Operations		
Revenue from ordinary activities (excluding sale of operations)	610.4	740.9
Revenue from the sale of operations	15.4	
Total revenue from ordinary activities	**625.8**	**740.9**
Expenses from ordinary activities	575.0	715.0
Carrying amount of net assets of operations sold	13.6	
Disposal costs of operations sold	1.8	
Writedown of REI businesses	882.0	
Total expenses from ordinary activities	**1,472.4**	**715.0**
Share of net profit of associates accounted for using the equity method	14.1	10.1
(Loss)/profit before tax from ordinary activities	**(832.5)**	**36.0**
Income tax expense relating to ordinary activities[1]	17.4	12.7
Income tax expense relating to writeoff of future income tax benefits previously recognised in prior years	63.0	
(Loss)/profit after tax from ordinary activities [2]	**(912.9)**	**23.3**
Financial Position of Discontinued Operations		
Current assets	646.2	578.1
Non current assets	1,017.3	2,012.6
Current liabilities	280.5	294.8
Non current liabilities	139.1	167.5
Net assets	**1,243.9**	**2,128.4**
Cash Flow of Discontinued Operations		
Net cash inflow from operating activities	127.5	254.4
Net cash outflow from investing activities	(166.1)	(328.9)
Net cash inflow from financing activities	38.6	74.5
Net cash	-	-

1 The net assets of HFF and Cordia Senior Living were sold during the period resulting in nil profit before and after tax.
2 Includes A$32.1 million operating profit after tax excluding writedown of REI businesses of A$945.0 million after tax.

Sale agreements have been entered into in relation to the US Equity Advisory, Asset Management – Mexico, Debt Advisory, Program Lending, Lend Lease Hyperion JV and Lend Lease Mortgage Capital businesses for approximately US$145.5 (A$223.8 million) in relation to approximately US$144.0 million (A$221.5 million) of net assets, the value of which is largely dependent upon consents. The date for finalisation and settlement of the sale is dependant upon obtaining consents and cannot be determined at this time.

Events Subsequent to Balance Date

Since 30 June 2003, Lend Lease has sold HCI (1 July 2003), CapMark (14 July 2003) and Asset Management – North America (14 July 2003) resulting in a US$6.6 million (A$10.2 million) profit before tax, US$3.9 million (A$6.0 million) profit after tax.

The financial effect of the above transactions has not been bought to account in the financial statements for the year ended 30 June 2003.

Directors' Declaration

In the opinion of the Directors of Lend Lease Corporation Limited:

1. The Financial Statements and notes set out on pages 1 to 67 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 30 June 2003 and of its performance, as represented by the results of its operations and cash flows for the year ended on that date; and

   (b) complying with Australian Accounting Standards and the Corporations Regulations 2001;

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Sydney, 20 August 2003.

Signed in accordance with a resolution of Directors:

D A Crawford
Chairman

G A Clarke
Managing Director

KPMG

Independent audit report to members of Lend Lease Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes 1 to 37 to the financial statements, and the directors' declaration for both Lend Lease Corporation Limited (the "Company") and the Consolidated Entity, for the year ended 30 June 2003. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Lend Lease Corporation Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Geoff Wilson

G R Wilson
Partner
Sydney, 20 August 2003

LEND LEASE CORPORATION LIMITED
ABN 32 000 226 228

Question 4. Standby credit facilities are as follows:

Standby cash facilities

Available on 1 day's notice and subject to annual review:

	2002 $	2003 $
ABN Amro	75,000,000	50,000,000
HSBC	100,000,000	100,000,000
Westpac Bank	75,000,000	-

Bank overdraft facilities

Available on 1 day's notice and subject to annual review:

Westpac Banking Corporation	10,000,000	10,000,000

This is Annexure B of 1 page referred to in Form 806 (Profit and Loss Account and Balance Sheet of a Futures Broker that is a Body Corporate).

Director

S. Sharpe
~~Director~~/Secretary

26 / 9 /2003

KPMG

Independent audit report to the directors of Lend Lease Corporation Limited

Pursuant to Section 1218(2) of the Corporations Act 2001 (Form 806)

Scope of statutory financial report audit

We have conducted an independent audit of the statutory financial report of Lend Lease Corporation Limited for the year ended 30 June 2003 in accordance with Part 2M.3 of the Corporations Act 2001 in order to express an opinion on it to the members of the Broker. The statutory financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001 in Australia.

Our statutory audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Broker's financial position and performance as represented by the results of its operations and its cash flows.

Our unqualified audit opinion on the statutory financial report for the year ended 30 June 2003 dated 20 August 2003 was formed on the above basis.

Additional scope pursuant to Section 1218(2) of the Corporations Act 2001

We have audited the attached statement (Form 806) of Lend Lease Corporation Limited for the year ended 30 June 2003. The attached statement provides supplementary financial information relating to the financial report of a Broker that is a body corporate. The directors are responsible for the preparation and presentation of Form 806 and the information it contains.

This audit report has been prepared for the directors and the Australian Securities and Investments Commission (ASIC) in accordance with Section 1218(2) of the Corporations Act 2001. We disclaim any assumption of responsibility for any reliance on this report or the attached statement to any person other than the directors and ASIC, or for any purpose other than that for which it was prepared.

We have conducted an independent audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the attached statement is free of material misstatement.

We have performed additional work beyond that which is performed in our capacity as auditors of the statutory financial report. There are overlaps between our statutory financial report audit work, where a degree of reliance is placed upon key internal control systems, and the work necessary for the purposes of preparing this report. Additional procedures performed for the purposes of this report included examination, on a test basis, of evidence supporting the amounts and disclosures made in the attached statement. These procedures have been undertaken to form an opinion as to whether, in all material respects, the attached statement (Form 806) has been drawn up so as to provide the information required by the Corporations Regulations 2001.

KPMG

Our audit opinion pursuant to Section 1218(2) of the Corporations Act 2001 has been formed on the above basis.

Audit opinion

In our opinion:

(a) the attached statement (Form 806) relating to the financial report of Lend Lease Corporation Limited has been properly drawn up so as to provide the information required by the Corporations Regulations 2001; and

(b) the statutory financial report of Lend Lease Corporation Limited shows a true and fair view of the Broker's financial position as at 30 June 2003 and of the financial performance of the Broker for the year ended on that date in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Geoff Wilson

Geoff Wilson
Partner

Place: Sydney

Date:30 September 2003

KPMG

Independent audit report to the directors of Lend Lease Corporation Limited

Pursuant to Section 1218(2) of the Corporations Act 2001 (Form 807A)

Preliminary particulars

The auditor making the following report practices under the following name: KPMG.

The name of the person whose financial report has been audited and the financial year to which they relate are as follows:

Name	Lend Lease Corporation Limited
Financial year ended	30 June 2003

and in the following report that entity is called "the Broker".

Scope of statutory financial report audit

We have conducted an independent audit of the statutory financial report of Lend Lease Corporation Limited for the year ended 30 June 2003 in accordance with Part 2M.3 of the Corporations Act 2001 in order to express an opinion on it to the members of the Broker. The statutory financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001 in Australia.

Our statutory audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the Broker's financial position and performance as represented by the results of its operations and its cash flows.

Our unqualified audit opinion on the statutory financial report for the period ended 30 June 2003 dated 20 August 2003 was formed on the above basis.

Additional scope pursuant to Section 1218(2) of the Corporations Act 2001

We have also conducted an independent audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the Broker has complied with requirements for dealing activities as set out in Chapter 8 of the Corporations Act 2001 and the relevant Regulations 2001. The Broker's directors are responsible for establishing systems and internal controls which ensure dealing activities are undertaken in accordance with these statutory requirements.

This audit report has been prepared for the directors and the Australian Securities and Investments Commission (ASIC) in accordance with Section 1218(2) of the Corporations Act 2001. We disclaim any assumption of responsibility for any reliance on this report to any person other than the directors and ASIC, or for any purpose other than that for which it was prepared.

In order to form our opinion pursuant to Section 1218(2) we have performed additional work beyond that which is performed in our capacity as auditors of the statutory financial report.

There are overlaps between our statutory audit work, where a degree of reliance is placed upon key internal control systems, and the work necessary for the purposes of preparing this report. Additional procedures performed for the purposes of this report included obtaining an understanding of the systems and internal controls in relation to dealing activities and examination, on a test basis, of accounting records and other evidence supporting compliance with requirements for dealing activities pursuant to Chapter 8 of the Corporations Act 2001 and the relevant Regulations.

It should be noted that the accounting records and data relied upon for compliance reporting are not continuously audited and do not necessarily reflect after the event accounting adjustments and the normal year end financial adjustments for such matters as accruals, prepayments, provisioning and valuations necessary for year end financial report preparation.

Our review of the Broker's systems of internal control was for the purpose of determining the appropriate audit procedures to enable an opinion to be expressed on the statutory financial report and compliance with Chapter 8 of the Corporations Act 2001 and the relevant Regulations. This review was not a comprehensive review of all those systems or of the system taken as a whole and was not designed to uncover all weaknesses in those systems.

We have inspected the futures broker's licence and have noted:

(a) any conditions or restrictions it contains; and

(b) any applicable conditions or restrictions under the Corporations Regulations 2001.

The Broker placed no restrictions on the scope of our audit and all information and explanations required were received.

Our audit opinion pursuant to Section 1218(2) of the Corporations Act 2001 has been formed on the above basis.

Audit opinion

In our opinion:

(a) the accounting and other records kept by the Broker comply with Sections 1209 and 1213 of the Corporations Act 2001;

(b) the internal control procedures of the Broker are adequate having regard to the nature and size of the business of the broker;

(c) the client's property has not been dealt with by the Broker otherwise than in accordance with Sections 1209 and 1214 of the Corporations Act 2001;

(d) property held for sale or for safe custody (or any other purpose) or purchased for clients and paid for by them has been held unencumbered by the Broker;

(e) the client's segregated accounts have been maintained at all times during the financial year in accordance with Section 1209 of the Corporations Act 2001 and the accounting for those segregated accounts is adequate;

KPMG

(f) the broker has properly held or disposed of all property received by the Broker;

(g) the internal procedures designed to ensure compliance with all the conditions or restrictions applicable to the futures broker's licence are adequate;

(h) the internal procedures designed to ensure compliance with all the conditions or restrictions applicable to the Broker's licence are adequate;

(i) the Broker has maintained the required level of net tangible assets in connection with the broker's business of dealing in futures contracts;

(j) the Broker has kept proper records of deposits and margins received from the Broker's clients;

(k) the Broker has dealt with those deposits and margins in accordance with the business rules of the futures exchange or futures association of which the broker is a member;

(l) the Broker has properly calculated and dealt with the excess funds (if any) of the Broker's clients;

(m) the broker has kept proper records of, or relating to, those clients' acknowledgments, agreements and consents that are required, by or under the Corporations Act 2001, to be obtained by the Broker with respect to dealings in futures contracts;

(n) the Broker has kept proper records of money and other property held by the Broker on behalf of the Broker's clients;

(o) the Broker has kept records of commissions received by the Broker in relation to dealings by the broker in futures contracts;

(p) no matter has arisen during the year which would have required us to report to the Commission under Section 1220 of the Corporations Act 2001; and

(q) all conditions or restrictions of a financial nature applicable to the Broker's licence have been complied with.

KPMG

KPMG

Geoff Wilson

Geoff Wilson
Partner

Place: Sydney

Date: 30 September 2003

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 30 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,606,720	223,965
4	Total consideration paid or payable for the shares	$201,861,282	$2,298,082

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.32 lowest price paid: $10.19 highest price allowed under rule 7.33: $10.5798

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,622,135

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.
2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 1/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Eleven (11) pages

Dear Sir

Re: Stock Exchange Announcement
Notice of Annual General Meeting

In accordance with Listing Rule 3.17, enclosed is a copy of the Notice of Annual General Meeting to be sent to shareholders.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe
S J SHARPE
Company Secretary


Lend Lease

1 October 2003

Dear Shareholder

This has been a challenging year for Lend Lease and, as a shareholder, you are entitled to a comprehensive review of the Group's performance. In preparing this year's Annual Report our goal has been to provide a detailed explanation of the issues and challenges facing Lend Lease.

While this has been a difficult time for Lend Lease, I am pleased to report on a number of achievements across the Group. Within the three major regions in which we operate, Asia Pacific, Europe and The Americas, Lend Lease has excelled on numerous projects, and many of these achievements are documented in the Annual Report.

This report also discusses future plans and opportunities for the Group, as we simplify our business model and focus on our core strengths.

On the reverse of this letter is the Notice of our Annual General Meeting. Please note our new venue at:

City Recital Hall
Angel Place
Access via Pitt or George Streets
Sydney

Wednesday, 12 November 2003
Commencing at 2.00 pm (registration commences at 1.00 pm)

The Notice contains resolutions relating to the adoption of accounts, the election of Directors, the acquisition by Non Executive Directors of shares in the Company, renewal of proportional takeover provisions contained in the Company's Constitution and an on market buyback. At the bottom of the Notice you will find information on how you can RSVP and register for the meeting. You are also welcome to join the Board after the meeting for light refreshments, tea and coffee. If you are unable to attend the meeting, please remember to either lodge your proxy by fax or by post in the enclosed reply paid envelope.

I invite you to join the Board, Greg Clarke and members of the Executive Team at our Annual General Meeting, where we will discuss Lend Lease's performance and plans for the future. We will also be happy to respond to any questions you may have.

On behalf of the Board of Directors, I look forward to seeing you on 12 November.

Yours sincerely

David Crawford
Chairman

notice of meeting

Notice is given to the members of the Company that the 2003 Annual General Meeting of Shareholders will be held at the City Recital Hall, Angel Place, Sydney, New South Wales on Wednesday, 12 November 2003 at 2.00 pm.

Ordinary Business

Accounts and Reports

1 To receive the Financial Report for the year ended 30 June 2003, together with the reports of the Directors and Auditors thereon.

Directors

2-5 To elect Directors,

Ms J E Curin retires in accordance with Rule 6.1e of the Constitution and, being eligible, submits herself for election.

Mr G G Edington retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

Mr P C Goldmark retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

Mr R A Longes retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

Special Business

To consider and, if thought appropriate, pass the following resolutions:

Proportional Takeover Rules

6 As a special resolution, that the Company renew the proportional takeover provisions contained in Rule 15 of the Constitution, as amended in the manner described in the Explanatory Notes, for a period of 3 years from the date of this resolution.

Non Executive Directors' Share Ownership Plan

7 As an ordinary resolution, that Non Executive Directors be authorised to acquire shares or interests in shares in the Company on the basis that:

a. the Company may issue to or fund the acquisition for, or for the benefit of, each Non Executive Director of a number of shares in the Company in any year which is equal in value to all or part of the fees which would otherwise be payable to the Director for that year under Rule 6.3a of the Constitution;

b. any acquisitions authorised by this resolution will be made on behalf of each participating Director each half year at the price for that period determined under the rules of the Company's Share Purchase Plan;

c. a Director acquiring shares under this Plan will not be entitled to Director's fees to an amount equal to the price of the shares acquired; and

d. a Director may not deal with shares acquired under this Plan until the date of retirement of the Director, except as necessary to meet an earlier tax liability in respect of those shares.

Voting Exclusion Statement:

The Company will disregard any votes cast on this resolution by Non Executive Directors and any associates of Non Executive Directors. However, the Company will not disregard a vote if:

- it is cast by a Non Executive Director as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

On Market Share Buyback

8 As an ordinary resolution, that the shareholders authorise the Company to buy back up to 44 million shares (approximately 10% of its issued ordinary shares as at 30 June 2003), over the 12 months commencing on the date of passing of this resolution, by way of an on market buyback. This authorisation is in addition to the on market buyback currently in progress of up to 10% of the issued ordinary shares of the Company, being 43,452,820, calculated as at the commencement of the buyback, over the 12 months commencing on 13 June 2003.

Proxies

If you are unable to attend the meeting, you may appoint a person to act as your proxy at the meeting by completing the attached Proxy Form. Proxy Forms must be received in accordance with the instructions on the back of the Proxy Form by 2.00 pm on Monday, 10 November 2003. Please note that:

- a shareholder entitled to attend and cast at least two votes may appoint not more than two proxies.
- where two proxies are appointed, each proxy may be appointed to represent a specified proportion of the shareholder's voting rights. If no proportion is specified, each proxy may exercise half of the shareholder's voting rights.
- a proxy need not be a shareholder of the Company.

Determination of Right to Vote

The Board has determined that, for the purposes of the meeting, all shares on issue at the date of the meeting will be taken to be held by the persons who held them at 7.00 pm on Monday, 10 November 2003.

Corporate Shareholders

A corporate shareholder wishing to appoint a person to act as its representative at the meeting must provide that person with a letter executed in accordance with the company's constitution and the Corporations Act authorising him or her to act as the company's representative. The authority may be sent to the Company and/or Share Registry in advance of the meeting or handed in at the meeting when registering as a corporate representative.

RSVP Information

If you are NOT able to attend the meeting, you do not need to RSVP. If you wish to attend the meeting, please RSVP by 3 November 2003, either:

- by telephone: 1800 230 300; or
- by email: agm.rsvp@lendlease.com.au

When you RSVP, please advise if you wish to bring a guest.

Registration

- registration will commence at 1.00 pm.
- for ease of registration, please bring your Proxy Form to the meeting.
- the City Recital Hall is in Angel Place, which can be accessed from either George or Pitt Streets and is located between Martin Place and Hunter Street (please refer to the map on page 6 of this Notice to find the location of, and the nearest transport routes to, the meeting).

The accompanying Explanatory Notes form part of this Notice of Meeting.

By order of the Board.

S. Sharpe

Sue Sharpe
Secretary, 1 October 2003.

Lend Lease 2003 Annual General Meeting – Explanatory Notes to Notice of Meeting

These Notes form part of the Notice of Meeting.

Resolution 1 – Accounts and Reports

The Corporations Act requires the Financial Report and the Reports of the Directors and Auditors to be laid before the Annual General Meeting and the Company's Constitution provides for these Reports to be received and considered. Neither the Corporations Act nor the Constitution requires a vote of shareholders at the Annual General Meeting on these Reports. However, shareholders will be given ample opportunity to raise questions at the Meeting.

Resolution 2-5 – To Elect Directors

The following information is provided in respect of each candidate:

Ms J E Curin, Finance Director (Executive)

Ms Curin, aged 45, joined the Board as Finance Director on 8 September 2003.

Experience and Qualifications

Ms Curin has a broad range of international experience as a senior finance executive and director with a number of large corporations. She was previously Finance Director of The Peninsular and Oriental Steam Navigation Company, and prior to that she was Finance Director of P&O Australia Limited. She holds a Bachelor of Commerce (Accounting) from the University of Auckland in New Zealand and she is a member of the Institute of Chartered Accountants in New Zealand.

Other Directorships and Positions

Nil.

Term of Office, Independence and Relationships with the Company and Other Directors

Ms Curin stands for election following her initial appointment as a full time Executive Director of the Company on 8 September 2003. Other than her employment arrangements, she does not have any relationships with either the Company or other directors.

The Board unanimously recommends that shareholders vote in favour of Ms Curin's election.

G G Edington (Non Executive)

Mr Edington, aged 58, joined the Board in 1999 and is Chairman of the Risk Management & Audit Committee and a Member of the Personnel & Organisation Committee.

Experience and Qualifications

Qualified as a Chartered Surveyor, Mr Edington brings to the Board extensive UK and international experience in the property sector. Mr Edington was a Director of BAA plc and Chairman of BAA International. He joined BAA plc in 1988, became a Member of the Board in 1991 and has been the Chairman of six BAA companies. He is a past President of the British Property Federation, was the Chairman of UK property company Greycoat Estates Limited and was a Member of the Bank of England Property Forum. He has also been involved with a number of charitable organisations.

Other Directorships and Positions

Mr Edington is Chairman of Garden Park Investments Limited and Chairman of the Trustees of NCH, a leading UK children's charity.

Term of Office, Independence and Relationships with the Company and Other Directors

Mr Edington was elected as a Director at the Annual General Meeting held on 2 November 2000. The Board considers Mr Edington to be an independent Director (refer to the 2003 Annual Report for the Company's assessment of independent Directors). Mr Edington does not have any relationships with either the Company or other Directors.

The Board unanimously recommends that shareholders vote in favour of Mr Edington's re-election.

P C Goldmark, Chevalier de la Legion d' Honneur (Non Executive)

Mr Goldmark, aged 62, joined the Board in 1999 and is Chairman of the Personnel & Organisation Committee.

Experience and Qualifications

Mr Goldmark is Director, Global and Regional Air Program at Environmental Defense, a US based non profit environmental advocacy organisation. He was the Chairman and CEO of The International Herald Tribune in Paris between 1998 and 2003. Prior to this, he was for ten years the President and CEO of the Rockefeller Foundation in New York. He has held the positions of Senior Vice President of the Times-Mirror Corporation, Executive Director of the Port Authority of New York and New Jersey and Director of the Budget for the State of New York. Mr Goldmark graduated with a BA from Harvard College, Government Department, magna cum laude. He brings to Lend Lease his wide experience as a CEO and Senior Executive in the private and public sectors, both in the US and internationally.

Other Directorships and Positions

Nil.

Term of Office, Independence and Relationships with the Company and Other Directors

Mr Goldmark was elected as a Director at the Annual General Meeting held on 2 November 2000. The Board considers Mr Goldmark to be an independent Director (refer to the 2003 Annual Report for the Company's assessment of independent Directors). Mr Goldmark does not have any relationships with either the Company or other Directors.

The Board unanimously recommends that shareholders vote in favour of Mr Goldmark's re-election.

R A Longes, Deputy Chairman (Non Executive)

Mr Longes, aged 58, joined the Board in 1986 and was appointed Deputy Chairman in January 2000. He is a Member of the Risk Management & Audit Committee.

Experience and Qualifications

Mr Longes is an Executive Director of Investec Bank (Australia) Limited. He was previously an Executive Director of the Company, a Principal of the Corporate Advisory and Private Equity Group of Wentworth Associates and a Partner of the legal firm Freehills. Mr Longes' qualifications are BA, LLB, MBA.

Other Directorships and Positions

Mr Longes is Chairman of GPT Management Limited and a Director of Australian Water Services Pty Limited and Metcash Trading Limited. He is also a Director of the National Institute of Dramatic Art and a Member of the Aboriginal Tourism Leadership Group. Mr Longes was a Member of the panel reviewing the National Museum of Australia and he is heading an enquiry into Indigenous Business on behalf of the Commonwealth Government.

Term of Office, Independence and Relationships with the Company and Other Directors

Mr Longes was last re-elected as a Director at the Annual General Meeting held on 2 November 2000. The Board does not consider Mr Longes to be an independent Director (refer to the 2003 Annual Report for the Company's assessment of independent Directors). Mr Longes does not have any other relationships with either the Company or other Directors.

Notwithstanding Mr Longes' non independence, the Board believes that his level of experience and contribution to the Company are invaluable and unanimously recommends that shareholders vote in favour of Mr Longes' re-election.

Resolution 6 – Proportional Takeover Bids

A proportional takeover offer is a takeover offer where the offer made to each shareholder is only for a proportion of that shareholder's shares. The Constitution currently includes proportional takeover provisions (Rule 15). These came into effect in 1997 when the Company adopted its existing Constitution and were renewed by shareholders in 2000.

Under the Corporations Act (the "Act"), proportional takeover provisions expire after three years from adoption or renewal and may then be renewed. The Board is seeking shareholder approval to renew the proportional takeover provisions in the Constitution.

The proposed proportional takeover provisions are identical to those adopted in 1997 and renewed in 2000 except that:

- minor terminology changes have been made to more closely reflect the terminology used in the Act. Specifically;
  - i the word "scheme" in Rule 15.1c has been changed to "bid"; and
  - ii all references in Rule 15 to "Corporations Law" have been changed to "Corporations Act 2001 (Cth)".
- the definition of "approving resolution deadline" in Rule 15.1e has been amended to now read as follows (italics show changes):

  "**approving resolution deadline**, in relation to a proportional takeover bid, means the day that is 14 days before the last day of the bid period *during which the offers under the proportional takeover bid remain open or a later day allowed by the Australian Securities and Investments Commission*".

This reflects the position under the Act which allows Directors, in certain circumstances, to apply to the Australian Securities and Investments Commission for a longer timeframe to obtain a vote from shareholders for approval of a proportional takeover bid. This may be relevant where the time allowed under a particular bid is such that a shareholder vote is impracticable within the timeframe otherwise prescribed by the Act.

The Act requires that the following information be disclosed in this notice:

Effect

If a takeover offer is made under a proportional takeover bid, the Directors must ensure that a resolution of shareholders to approve the takeover bid is voted on more than 14 days before the last day of the bid period (or such later date as is approved by the Australian Securities and Investments Commission).

Each shareholder has one vote for each fully paid share held. Each partly paid share carries a fraction of a vote, reflecting the amount paid up. The vote is decided on a simple majority. The bidder and its associates are not allowed to vote. If the resolution is not passed, transfers giving effect to takeover contracts for the bid will not be registered and the offer will be taken to have been withdrawn.

If the bid is approved (or taken to have been approved), the transfers must be registered (provided they comply with other provisions of the Act and the Constitution).

The Directors breach the Act if they fail to ensure the approving resolution is voted on. However, if the resolution is not voted on, the bid will be taken to have been approved.

The proportional takeover approval provisions set out above do not apply to full takeover offers and will only apply until 3 years after the date of renewal. The provisions may be renewed again, but only by a special resolution of shareholders.

Reasons

A proportional takeover bid involves an offer for only a proportion of each member's securities. This may allow control of the Company to pass without members having the chance to sell all their securities to the bidder. This may assist a bidder to take control of the Company without payment of an adequate control premium. The approval provisions will allow members to decide collectively if a proportional offer is acceptable in principle and will assist in ensuring that any partial offer is appropriately priced. At the date this notice was prepared, no Director is aware of a proposal by a person to acquire (or to increase) a substantial interest in the Company.

Potential Advantages and Disadvantages

The Directors consider that the takeover approval provisions have no potential advantages or disadvantages for them. They remain free to make a recommendation on whether an offer under a proportional takeover bid should be accepted.

The Board also considers that there have been no advantages or disadvantages for either the Directors or the Company's members during the period since 2000 during which the current proportional takeover provisions have been in effect.

The potential advantages of the takeover approval provisions for members of the Company are:

- members have the right to decide by majority vote whether an offer under a proportional takeover bid should proceed;
- the provisions may help members to avoid being locked in as a minority;
- the bargaining power of members is increased (this may help ensure that any partial offer is adequately priced); and
- knowing the view of the majority of members may help each individual member assess the likely outcome of the proportional takeover offer and to decide whether to accept or reject that offer.

The potential disadvantages for members of the Company include:

- proportional takeover offers for securities in the Company may be discouraged;
- members may lose an opportunity of selling some of their securities at a premium; and
- the chance of a proportional takeover being successful may be reduced.

The Board considers that the potential advantages for shareholders of the takeover approval provisions outweigh the potential disadvantages. In particular, shareholders as a whole are able to decide whether or not a proportional takeover bid is successful.

Resolution 7 – Non Executive Directors' Share Ownership Plan

In 1997 shareholders approved the introduction of a share ownership plan for Non Executive Directors which was amended and renewed in 2000.

Under the plan, Non Executive Directors may subscribe for a number of shares which is equal in value to all or part of their Director's fees (being the fees paid to them for attending, chairing and travelling to Board and Committee meetings) during each twelve month period. A Director acquiring shares under this plan would not be entitled to Directors' fees to an amount equal to the value of the shares acquired.

Essentially this would mean that a Non Executive Director could elect to receive some or all of his fees in shares, rather than by monetary payment. The timing and price of the subscription are on the same basis as under the Company's Share Purchase Plan and only while that Plan is operative (note: the Plan was suspended on 1 September 2003). Directors effectively pay for the subscription by foregoing their entitlement to an equivalent amount of Director's fees.

The Board continues to believe that it is desirable for Non Executive Directors to own shares in the Company. The Board is therefore seeking shareholder approval again for the share ownership plan on the current terms.

A Director would be restricted from dealing with shares acquired in this manner until their retirement and would be exposed to share price risk until this time. However, a Director could deal with shares at an earlier time to the extent necessary to meet an earlier tax liability in respect of the shares.

The Australian Stock Exchange has granted the necessary Listing Rule waivers on the basis that the plan is approved by ordinary resolution of shareholders every 3 years.

Your Board believes this plan will align the interests of Non Executive Directors more closely with the interests of shareholders (at no extra cost to the Company) and recommends the resolution.

Resolution 8 – On Market Share Buyback

In May this year, the Company announced that it would undertake an on market share buyback of up to 10% of its issued capital calculated as at the commencement of the buyback (being 43,452,820 shares). The Company is undertaking the buyback as a means of distributing its surplus capital to shareholders. This buyback commenced on 13 June 2003 (the "current buyback").

Reasons for Further Buyback

The Board expects the Company to continue to be in a surplus capital position following the completion of the current buyback, which is due in part to proceeds received or receivable from the divestment of certain real estate investment businesses. Some of this capital may be applied to acquisitions. However, subject to the Company maintaining a strong financial position, the Company will continue to return surplus capital to shareholders out of cash reserves via on market share buybacks.

The Corporations Act limits companies to buying back no more than 10% of issued capital within a 12 month period without shareholder approval.

It is possible that the current on market share buyback will be completed well before 12 June 2004 and, to provide the Company with maximum flexibility to continue to purchase shares, approval is sought from shareholders to purchase up to a further 44 million shares (approximately 10% of the Company's issued capital of 439,769,303 as at 30 June 2003) (the "further buyback").

Terms of Further Buyback

As with the current buyback, the further buyback would be conducted on market. This means that shares are purchased in the ordinary course of trading at the prevailing market price on the Australian Stock Exchange ("ASX"), in the same way as any other on market sale. As at 10 September 2003, the closing price for ordinary shares in the Company was $10.50. For shareholders who sell shares into the on market buyback the tax treatment is also the same as for any other on market share sale.

On market buybacks are regulated by the ASX which requires the Company to file notices (consistent with this Explanatory Note) announcing commencement of the further buyback, period for the buyback and numbers of shares bought back each day during the buyback.

The ASX Listing Rules also require that the price for the buyback be no more than 5% higher than the average price for the Company's shares over the previous five business days.

The further buyback would involve the purchase by the Company of up to 44 million of its ordinary issued shares over the 12 month period from the date the resolution approving the further buyback is passed. Any shares purchased by the Company under the further buyback would be in addition to any shares purchased by the Company under the current buyback, which may be up to 43,452,820 shares. The purchase of shares under the further buyback would commence following completion of the current buyback.

Cumulatively, both buybacks would allow the Company to purchase up to 87,452,820 of its shares (being approximately 20% of its issued ordinary shares as at 30 June 2003) over the period from 13 June 2003 to the date which is 12 months from the passing of the resolution to approve the further buyback.

Financial Strength Impact

The impact on the Company's cash balances of the proposal is as follows:

- the balance of the current share buyback post 30 June 2003 (41.7 million shares) will cost approximately $417 million assuming an average purchase price of $10.00 per share. The cost will vary by approximately $4.2 million for every $0.10 movement in the average purchase price.
- the proposed share buyback of 44 million shares will cost approximately $440 million assuming an average purchase price of $10.00 per share. The cost will vary by $4.4 million for every $0.10 movement in the average purchase price.
- the average purchase price of $10.00 per share used is for illustrative purposes only.

The Board believes that the Company will remain in a strong financial position should both buybacks be completed given the Company's cash balance of $867 million at 30 June 2003 and net cash proceeds in excess of $900 million received/receivable post 30 June 2003 for the sale of certain real estate investment businesses and the interest in IBM Global Services Australia Limited.

The level of cash held by the Company is also subject to movements in working capital, dividends paid and investments made by the Company in the ordinary course of business, the net effect of which is not expected to materially impact the level of cash held by the Company over the next 12 months.

Financial Analysis

The financial analysis set out below is on a pro forma basis for illustrative purposes only and does not represent a forecast.

The following assumptions have been used in the financial analysis of this proposal:

- current buyback of 43,452,820 shares to be completed by 31 January 2004.
- proposed buyback of an additional 44 million shares to be commenced on 1 February 2004 and completed by 31 October 2004.
- a base profit after tax in both 2004 and 2005 equivalent to the 2003 financial year result of $230.2 million (this is not a forecast but used purely for illustrative purposes only).
- adjustments to the base profit to reflect the impact on interest earnings from the share buybacks assuming an average price of $10.00 per share:
  - 2004: profit after tax reduced by approximately $12 million.
  - 2005: profit after tax reduced by approximately $29 million.

The table below sets out the key financial implications arising from this proposal based on the assumptions above.

	Financial Year 2004	Financial Year 2005
Earnings per share (eps) – cents per share:		
– with no buyback	52.5	52.5
– with buybacks proposed	53.9	56.5
– growth on 2003 base (actual eps 52.5 cents, excluding writedown of REI businesses)	2.7%	7.6%
– growth on previous year	2.7%	4.8%

Earnings per share will be lower if the buybacks take longer to complete than that assumed above or if they are not completed. Completing both the current buyback and the further buyback will reduce net asset backing per share by approximately 75 cents per share (net asset backing per share at 30 June 2003 was $6.86).

Directors

The interests of Directors in Lend Lease shares are set out in the 2003 Annual Report.

Directors will be entitled to participate in the buyback if they wish to do so, subject to the Company's Constitution, the Board's share trading policy, the Board's policy on minimum shareholdings for Directors and restrictions imposed by the Non Executive Directors' Share Ownership Plan.

Your Board believes an additional on market buyback is in the interests of shareholders and recommends that shareholders vote in favour of the resolution.

How to find the meeting location?

You can use this map to find the location of, and the nearest transport routes to, the meeting at the City Recital Hall, Angel Place.

If you wish to attend the meeting, please let us know either:

- by telephone: 1800 230 300; or
- by email: agm.rsvp@lendlease.com.au

When you RSVP, please advise if you wish to bring a guest.

By Train

Martin Place or Wynyard Stations are a five minute walk from Angel Place.

By Bus

All buses to and from Circular Quay stop nearby on George Street or Pitt Street – near the corner of Martin Place.


Hunter Street
Wynyard
George Street
Pitt Street
Castlereagh Street
Angel Place
Martin Place
Martin Place

Lend Lease

Response from Lend Lease to ASA letter overleaf

Members of the Australian Shareholders' Association Ltd ("ASA") have exercised their right under the Corporations Act to have a letter included with the information accompanying the Notice of Meeting. Their letter is copied overleaf. The Board believes that it is important to make a number of comments in relation to the ASA letter.

The ASA has made several observations about the Company's performance and the role of the Board. However, it is disappointing that the ASA does not appear to have adequately informed itself as to the large number of actions taken by the Board and management over the past year. The ASA letter was released and circulated two days prior to the release of the Company's results in August.

The 2003 Annual Report to shareholders provides a full and frank account of the issues that have affected Lend Lease over the past year. Whilst there have been a number of external influences, the Board and management team have accepted responsibility for the failure to successfully execute the previous global integrated real estate strategy.

The Company has moved decisively to deal with the challenges faced, and is now well placed to move forward to a more prosperous future. These moves have received wide media coverage since the announcement of the Company's results in August 2003.

Over the past year, the Board has made several fundamental changes to improve the Company's performance including the appointment of a new CEO after conducting a careful search. The new CEO, Greg Clarke, who has been favourably received by the market, has undertaken early and bold steps to implement the Company's new, more focused strategy, which is strongly supported by the Board. This has already had a major impact on turning the Company around, and we are confident he will continue to take Lend Lease forward. The Board recently appointed a new Finance Director, Joanne Curin, who took office on 8 September 2003.

There have also been numerous changes to the Board over the past year - of the eleven Directors who were with the Company at the start of the last financial year, seven have now retired. In May 2003 I was appointed Chairman. We are at present actively engaged in a global search to identify new Directors to rebuild the Board with a diverse range of skills and experience.

The Board considers that the ASA's suggestion to its members to vote against the re-election of the three Directors named in their letter to be ill-conceived. The non-election of these Directors would result in a Board of only three Directors, of whom only one would be Australian. The Board is strongly of the view that to do so would significantly impact the Company's ability to carry forward its new strategy, with resultant instability. The Board believes this would not be in the best interests of shareholders.

To suggest Lend Lease is in a "parlous state", as the ASA has asserted in the letter, clearly ignores the facts. The reality today is that Lend Lease has new leadership, is in a very strong financial position, and is well placed to take advantage of future opportunities. Importantly, the Company has restructured to focus on its core businesses, which have been performing well, and have positive outlooks.

The Board respects the right of every shareholder to vote on resolutions as they see fit. However, it is recommended that shareholders review all the relevant information including the points made in this communication so that an informed decision can be made in the best interests of the Company, and therefore all shareholders.

David Crawford
Chairman

Australian Shareholders' Association Ltd

ABN 40 000 625 669

Lend Lease Corporation Limited
Statement pursuant to Section 249P of the Corporations Act

Shareholders will be confronted with another unacceptable result in the Lend Lease Corporation Limited (Lend Lease) annual report that this statement accompanies.

The poor financial performance of Lend Lease has resulted in the company's:

- dividends paid per share falling 72% from 64 cents in 2000 to 18 cents in 2002.
- market capitalisation deteriorating $1.7 billion during the last two financial years alone.
- share price falling from $22.25 in November 2000 to around $9.00 today.

The board of Lend Lease presided over the costly U.S. Real Estate Investments strategy that has resulted in a $526 million write down (after tax) during the year under review.

The only way for shareholders to hold the board of an underperforming company accountable for its flawed strategy is to vote against the re-election of those directors who failed in their responsibility to deliver an acceptable result.

At the forthcoming annual general meeting shareholders should hold the board accountable for its failure to deliver reasonable company performance. There will be an election of directors who have been put on notice that they should consider their positions very seriously if they intend to stand for re-election.

Deputy Chairman Mr Richard Longes joined the board in 1986. Together with Mr PC Goldmark, Mr GG Eddington (both appointed in 1999) and other directors, he signed off on board decisions over a number of years that contributed to the current parlous state that Lend Lease finds itself in today. Shareholders that vote against the re-election of these three directors will be both encouraging the process of board renewal and holding these individuals to account.

If you would like to nominate a representative of the ASA to act as your proxy for voting at the Lend Lease annual general meeting please insert the name **Brian Johnson** on the proxy form and direct him on how to use your vote for each resolution. If the proxy form requires an address please insert PO Box 519, Chatswood, NSW 2057.

For further information on how the ASA representative will exercise any undirected proxy votes please visit our website www.asa.asn.au or telephone 1300 888 979.

Please do not send your proxy form to the ASA. After completion please lodge the proxy form in accordance with the instructions on the form itself.

Lend Lease CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7123
Toll Free: 1800 230 300
Facsimile: (02) 8280 7646
ASX Code: LLC
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Lend Lease Corporation Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** write here the name of the person you are appointing ☐

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 2.00 pm on Wednesday, 12 November 2003 and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

IMPORTANT: FOR RESOLUTION 7 BELOW
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Resolution 7 below, please note that the Chairman of the Meeting intends to vote undirected proxies in favour of that Resolution. Accordingly, if this is not your preference, please mark the appropriate box below.

Should you desire to direct your proxy how to vote on any resolution please insert X in the appropriate box below or insert the proportion of your votes to be cast.

	For	Against	Abstain*
Resolution 2 Election of Director, Ms J E Curin	☐	☐	☐
Resolution 3 Election of Director, Mr G G Edington	☐	☐	☐
Resolution 4 Election of Director, Mr P C Goldmark	☐	☐	☐
Resolution 5 Election of Director, Mr R A Longes	☐	☐	☐
Resolution 6 Renewal of Proportional Takeover Rules	☐	☐	☐
Resolution 7 Renewal of Non Executive Directors' Share Ownership Plan	☐	☐	☐
Resolution 8 Approval of On Market Share Buyback	☐	☐	☐

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B **SIGNATURE OF SHAREHOLDERS - THIS MUST BE COMPLETED**

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the shareholder's constitution and the Corporations Act.

LLC PRX042

How to Complete the Proxy Form

Appointing Your Proxy

If you wish to appoint the Chairman of the meeting as your proxy, please mark the box at **A**. If the person you wish to appoint as your proxy is someone other than the Chairman, please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, then the Chairman of the meeting will be your proxy and will vote on your behalf. A proxy need not be a shareholder of Lend Lease Corporation Limited. You cannot appoint yourself. You can vote your shares by proxy even if you plan to attend the meeting.

Voting

If you wish to direct your proxy regarding how to vote on the resolution, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the specified proportion of shares (either the number or percentage) you wish to vote in the appropriate boxes. If the voting direction is split, the proxy holder will not be able to vote on a show of hands. The vote will be invalid if a mark is made in more than one box or if the total shareholding shown in 'FOR', 'AGAINST' and 'ABSTAIN' boxes is more than your total shareholding on the share register. If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and your shares will not be counted in computing the required majority on a poll.

Appointing a Second Proxy

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. If you wish to appoint two proxies, please obtain a second Proxy Form by telephoning 1800 230 300 (within Australia) or 61 2 8280 7123 (overseas callers). Both forms should be completed with the specified proportion (either the number or percentage) of your voting rights on each form. Please return both Proxy Forms together.

Signature

This Proxy Form must be signed by the shareholder or by his/her authorised attorney(s); or, in the case of a joint shareholding, by one of the joint shareholders or by their authorised attorney(s).

If the shareholder is a company, the Proxy Form must be signed either:

- under the common seal of the company by two directors, or a director and a secretary; or
- by two directors, or a director and a secretary; or
- in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
- under the hand of a duly authorised officer or attorney.

If the Proxy Form is signed by an attorney or authorised officer(s) of a company, then the relevant power of attorney or authority authorising that person or persons to sign must either have been exhibited previously with the Company or be enclosed with this Proxy Form. The attorney or authorised officer hereby states that no notice of revocation of power or authority has been received.

Return of Proxy Form

To be effective, this form, together with the power of attorney or other authority (if any) under which it is signed, must be sent to one of the following in sufficient time to be ***received no later than 2.00 pm on Monday, 10 November 2003***:

- ASX Perpetual Registrars Limited, the Company's Share Registry, in the reply paid envelope provided, or post to Locked Bag A14, Sydney South NSW 1235; or by facsimile on 61 2 8280 7646; or
- the Company Secretary, Lend Lease Corporation Limited, Level 45, Australia Square, Sydney 2000; or by facsimile on 61 2 9252 2192.

If you require further information on how to complete the Proxy Form please telephone Lend Lease Shareholder Services on 1800 230 300 (within Australia) or 61 2 8280 7123 (overseas callers).

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

2 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 1 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,830,685	432,805
4	Total consideration paid or payable for the shares	$204,159,365	$4,416,039

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.30 lowest price paid: $10.15 highest price allowed under rule 7.33: $10.5924

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,189,330

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 2/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

3 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement.
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Thursday 2 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,263,490	593,964
4	Total consideration paid or payable for the shares	$208,575,404	$6,117,845

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.35 lowest price paid: $10.28 highest price allowed under rule 7.33: $10.5987

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	20,595,366

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 3/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

3 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE AGRI-BUSINESS SALE COMPLETED

Lend Lease Corporation Limited ("Lend Lease") today announced that it has completed its previously announced sale of Lend Lease Agri-Business to the Rabobank Group for a price of US$45 million (approximately A$66 million).

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

3 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE AND GENERAL PROPERTY TRUST APPOINTED TO DELIVER NEW REGIONAL CENTRE IN ROUSE HILL

The Honourable Diane Beamer MP, Minister Assisting the Minister for Infrastructure and Planning, has announced the Lend Lease Corporation Limited ("Lend Lease") and General Property Trust ("GPT") joint venture as the successful partner with the Department of Infrastructure, Planning and Natural Resources ("DIPNR") and Landcom to deliver the Rouse Hill Regional Centre in Sydney's north-west corridor, valued at over A$1 billion, following signing of the Project Delivery Agreement.

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

MEDIA RELEASE **3 OCTOBER 2003**

LEND LEASE AND GENERAL PROPERTY TRUST APPOINTED TO DELIVER NEW REGIONAL CENTRE IN ROUSE HILL

The Honourable Diane Beamer MP, Minister Assisting the Minister for Infrastructure and Planning, has announced the Lend Lease Corporation Limited ("Lend Lease") and General Property Trust ("GPT") joint venture as the successful partner with the Department of Infrastructure, Planning and Natural Resources ("DIPNR") and Landcom to deliver the Rouse Hill Regional Centre in Sydney's north-west corridor, valued at over A$1 billion, following signing of the Project Delivery Agreement.

The proposed Rouse Hill Regional Centre will set new benchmarks for environmentally and socially sustainable communities and includes over 1,500 residential lots, a mixed-use town centre, and improved transport infrastructure, to be developed over a 10-year period.

Additional features include commercial, educational, recreational and community facilities. An awareness of social and environmental interaction underpins all aspects of the design.

The announcement concludes six months of successful negotiations between DIPNR, Landcom, Lend Lease and GPT, following the shortlisting of the Lend Lease and GPT joint venture in February this year.

Chief Executive of Lend Lease in Asia Pacific, Ross Taylor, said the joint venture is a milestone in the Lend Lease/GPT relationship.

"The two parties together are able to get the most from each other's strengths. We're delighted to be extending beyond our retail, commercial and industrial successes into the type of mixed-use community that Rouse Hill Regional Centre will be," he said.

"This joint venture extends the development pipeline of both organisations and is a model for future opportunities.

"Working with GPT goes beyond the strict contractual boundaries of the joint venture. Our organisations can rapidly mobilise the right skills, imagination and solutions.

"This multi-dimensional project is ideal for Lend Lease's skill-set which has been recognised by the New South Wales State Government. It presents an excellent opportunity to showcase our full spectrum of capabilities," Mr Taylor said.

Works are currently scheduled to commence by late 2004, following approval of the proposed masterplan.

For more information visit www.rhrc.com.au

Additional Information

Project Overview

The Rouse Hill Development Area is located in the strongly growing north-west corridor, which has been identified by the NSW Government as a major corridor for Sydney's expansion. In line with this strategy, the Department of Infrastructure, Planning and Natural Resources (DIPNR) and Baulkham Hills Shire Council have planned for a major regional centre that will offer community, retail, commercial, educational and recreational activities to residents and visitors.

The Rouse Hill Regional Centre consists of approximately 100 hectares of land located along Windsor Road at Rouse Hill in the Baulkham Hills Local Government Area. It is approximately 8 kilometres north-west of the Castle Hill CBD and 10 kilometres northeast of the Blacktown CBD, bounded by Windsor Road on the western boundary, south of Commercial Road.

The Blacktown and Baulkham Hills municipalities, which comprise the major proportion of the north-west corridor, currently account for 15% of Sydney's population growth and include some of Sydney's fastest growing suburbs. Population is forecast to grow at 4% pa for the region and 7% pa in the primary retail trade area through to 2011.

Masterplan

When complete, the Rouse Hill Regional Centre will have a value in excess of $1 billion, and will incorporate the major retail, commercial and community facilities for the area, as well as providing a range of housing options, with 1,500 residential lots/dwellings to be developed over the course of the development.

Key features of the proposed Rouse Hill Regional Centre include:

- a mixed-use Town Centre incorporating retail marketplace, bulky goods retail and commercial uses
- several learning providers
- community facilities, including a library, child care centre, formal and informal recreation areas
- a range of housing options
- improved transport infrastructure, including road upgrades and the bus transit way network.

The refined masterplan for the development is expected to be submitted to Baulkham Hills Council and other authorities for consents in the next few months, with development commencement targeted for the second half of 2004.

Community Partnership

In order to deliver the social and environmental sustainability aspirations of this project, leading community organisations are working with the joint venture partner. Lend Lease will work closely with DIPNR, Landcom and Baulkham Hills Shire Council, as well as other partners including Macquarie University, The Smith Family, Planet Ark, Hawkesbury Harvest and Wesley Mission to turn the vision for Rouse Hill Regional Centre into a reality.

The goal is to ensure a broad spectrum of community input to deliver a thriving regional centre that is liveable and long-lasting.

Joint Venture

Lend Lease has entered this project in a joint venture arrangement with GPT. The project will utilise the services of Bovis Lend Lease and Lend Lease's integrated development business including Delfin Lend Lease.

The joint venture arrangements for the development of the Rouse Hill Regional Centre gives Lend Lease a 51% interest in the project and GPT a 49% interest in the project, which will be undertaken through a Joint Venture Company.

The joint venture includes provisions dealing with a change of control of both parties. Under these provisions, a change of control of either GPT or GPT Management Limited (including a non Lend Lease company becoming responsible entity) gives Lend Lease a call option to acquire GPT's interest in the project. GPT has a call option to acquire Lend Lease's interest in the event of a change in control of Lend Lease Corporation. In each case the consideration payable will be determined by reference to expert determined market value.

The Rouse Hill Regional Centre is the first project to be undertaken under an alliance between Lend Lease and GPT under which Lend Lease's integrated development business and GPT will jointly pursue masterplanned urban community developments which meet agreed investment criteria.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

Australian Securities & Investments Commission
Form 724A Natural Person; Form 724C Body Corporate

Net tangible assets calculation of dealer's financial position as at **30 June 2003.**

Licensed dealers who are subject to an NTA licence condition must complete this statement. Members of the Australian Stock Exchange and Sydney Futures Exchange do not have to complete this statement unless the licence requires compliance with an NTA financial condition.

This Pro Forma helps the licence holder comply with the NTA condition of the licence. This statement should be read in conjunction with the schedule to the licence setting out the full definitions of the components to the NTA calculation. The statement should be modified to conform with the dealer's specific conditions.

NAME OF LICENSED DEALER **Lend Lease Corporation Limited**
Licence No. 78190

This Pro Forma does not supplant or amend the conditions of the licence.

NTA equals total tangible assets *less* adjusted liabilities

		Note	*$*	*$*
1	TOTAL ASSETS (from balance sheet)			4,804,998,796
	add inclusions to assets	(A)		-
	less exclusions from assets	(B)		1,005,346,618
2	TOTAL TANGIBLE ASSETS			3,799,652,178
3	TOTAL LIABILITIES (from balance sheet other than shareholders' funds)		1,972,628,829	
	add inclusions to liabilities	(C)	-	
	less exclusions from liabilities	(D)	-	
4	ADJUSTED LIABILITIES			1,972,628,829
5	NET TANGIBLE ASSETS (2 minus 4)			1,827,023,349
	less minimum net tangible asset requirement			98,631,441
6	*asset margin*			1,728,391,907

We certify that the above information and notes and statements attached are to the best of our knowledge and belief true and correct.

Dated this 3rd day of October 2003.

Director

S. Sharpe
~~Director/~~Secretary

3 / 10 /2003

NTA calculation notes

		$
(A)	INCLUSIONS TO ASSETS	
(a)	Other (specify particulars in an attachment)	-
(b)	adjustments approved by the ASIC (specify particulars in an attachment)	-
	total inclusions	-
(B)	EXCLUSIONS FROM ASSETS	
(a)	receivables, the recovery of which is doubtful or which are not capable of being realised within 12 months	-
(b)	amounts owing from associates which are not adequately secured	1,005,326,618
(c)	amounts owing from any trust in respect of which the dealer or an associate may exercise any form of power or control and which are not adequately secured	-
(d)	assets lodged with the ASIC for the purpose of a security, pursuant to s786(2)(d) of the Law	20,000
(e)	Assets to the amount which they have been charged or pledged for the purposes of arranging a security pursuant to s786(2)(d) of the Law	-
(f)	funds available on demand by way of letter of guarantee	-
(g)	assets which may be regarded on the basis of generally accepted accounting principles as being intangible	-
(h)	any asset which represents the dealer's right of indemnity from the assets of a trust where the dealer is the trustee	-
(i)	other (specify particulars in an attachment)	-
(j)	other adjustments approved by the ASIC (specify particulars in an attachment)	-
	total exclusions	1,005,346,618
(C)	INCLUSIONS TO LIABILITIES	
(a)	contingent liabilities where it is possible an actual liability will arise	-
(b)	Other (specify particulars in an attachment)	-

		$
(c)	adjustments approved by the ASIC (specify particulars in an attachment)	-
	total exclusions	-
(D)	EXCLUSIONS FROM LIABILITIES	
(a)	subordinated loans approved by the ASIC	-
(b)	loans subject to ASIC approved back-to-back arrangements	-
(c)	Other (specify particulars in an attachment)	-
	total exclusions	-

KPMG

Independent auditors' report to the directors of Lend Lease Corporation Limited

Pursuant to Section 788(2) of the Corporations Act 2001 (Form 724C)

Scope of statutory financial report audit

We have conducted an independent audit of the statutory financial report of Lend Lease Corporation Limited for the year ended 30 June 2003 in accordance with Part 2M.3 of the Corporations Act 2001 in order to express an opinion on it to the members of the Dealer. The statutory financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001 in Australia.

Our statutory audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Dealer's financial position and performance as represented by the results of its operations and its cash flows.

Our unqualified audit opinion on the statutory financial report for the year ended 30 June 2003 dated 20 August 2003 was formed on the above basis.

Additional scope pursuant to Section 788(2) of the Corporations Act 2001

We have audited the attached Statement of Statement of Net Tangible Assets (Form 724C) of Lend Lease Corporation Limited for the year ended 30 June 2003. The attached statement provides supplementary financial information relating to the financial reports of a licensed dealer. The directors are responsible for the preparation and presentation of Form 724 and the information it contains.

This audit report has been prepared for the directors and the Australian Securities and Investments Commission (ASIC) in accordance with Section 788(2) of the Corporations Act 2001. We disclaim any assumption of responsibility for any reliance on this report or the attached statement to which it relates, to any person other than the directors and ASIC, or for any purpose other than that for which it was prepared.

We have conducted an independent audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the attached Statement of Net Tangible Assets is free of material misstatement.

We have performed additional work beyond that which is performed in our capacity as auditors of the statutory financial report. There are overlaps between our statutory financial report audit work, where a degree of reliance is placed upon key internal control systems, and work necessary for the purposes of preparing this report. Additional procedures performed for the purposes of this report included examination, on a test basis, of evidence supporting the amounts

KPMG

and disclosures made in the attached statement. These procedures have been undertaken to form an opinion as to whether, in all material respects, the attached Statement of Net Tangible Assets (Form 724C) has been drawn up so as to provide the information required by the Corporations Act 2001 and the relevant Regulations.

Our audit opinion pursuant to the Section 788(2) of the Corporations Act 2001 has been formed on the above basis.

Audit opinion

In our opinion:

(a) The attached Statement of Net Tangible Assets (Form 724C) relating to the financial report of Lend Lease Corporation Limited:

- Is consistent with Lend Lease Corporation Limited's audited statutory financial report; and

- Has been properly drawn up so as to provide the information required by directions issued by the Australian Securities and Investments Commission under Section 788(1) of the Corporations Act 2001; and

(b) The calculation of the financial position of Lend Lease Corporation Limited complies with the definitions contained in their Dealer's licence.

KPMG

KPMG

Geoff Wilson

Geoff Wilson
Partner
Sydney

3 October 2003